Form 10-K, Exhibit 13
period 1993-11-27
PAYLESS CASHWAYS INC
filed 1994-02-16
CIK 76744

                                                                 Exhibit 13.1

Payless Cashways, Inc. and subsidiary

QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(In thousands, except per share amounts)


                                                              First             Second           Third         Fourth
Fiscal Year Ended November 27, 1993                          Quarter           Quarter          Quarter       Quarter
- ---------------------------------------------------------------------------------------------------------------------
Income
    Net sales                                               $492,843          $698,786        $716,853      $692,521
    Other income                                               1,272             1,344           1,077         1,282
                                                             --------          --------        --------     --------
                                                             494,115           700,130         717,930       693,803
Costs and expenses
    Cost of merchandise sold                                 336,262           493,909         509,862       484,630
    Selling, general and  administrative                     130,303           149,279         146,367       144,067
    Provision for depreciation and amortization               13,663            13,935          14,260        14,355
    Interest                                                  37,891            34,950          31,415        20,991
    Special charges                                               --                --              --         4,000
                                                             --------          --------        --------     ---------
                                                             518,119           692,073         701,904       668,043
                                                             --------          --------        --------     ---------
    INCOME (LOSS) BEFORE INCOME TAXES                        (24,004)            8,057          16,026        25,760

Federal and state income taxes                                (2,760)              927           7,888        10,115
                                                             --------          --------        --------     ---------
Income (loss) before extraordinary item                      (21,244)            7,130           8,138        15,645

Extraordinary item: early extinguishment of debt                  --            (9,111)         (9,471)      (27,246)
                                                             --------          --------        --------     ---------
                                            NET LOSS        $(21,244)          $(1,981)        $(1,333)     $(11,601)
                                                            ---------          --------        --------     ---------
                                                            ---------          --------        --------     ---------

Income (loss) per common share before extraordinary item       (3.41)              .17             .17           .36

Extraordinary item: early extinguishment of debt                  --              (.27)           (.24)         (.69)
                                                             --------          --------        --------     ---------

Net loss per common share, primary                           $ (3.41)          $  (.09)        $  (.06)     $   (.32)
                                                             --------          --------        --------     ---------
                                                             --------          --------        --------     ---------

Weighted average common and dilutive common
    equivalent shares outstanding                              6,571            34,953          40,355        40,176
                                                             --------          --------        --------     ---------
                                                             --------          --------        --------     ---------






A lower-than-anticipated rate of inflation decreased the LIFO inventory provision, after tax, by $1.0 million, or $.03 per share, in the fourth quarter. Special charges reflected in the fourth quarter relate to costs associated with the elimination of a layer of management in the Company's field organization.

Payless Cashways, Inc. and subsidiary

QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited) (cont'd.) (In thousands, except per share amounts)


                                                              First             Second           Third         Fourth
Fiscal Year Ended November 28, 1992                          Quarter           Quarter          Quarter       Quarter
- ----------------------------------------------------------------------------------------------------------------------------
Income
   Net sales                                                $470,591           $682,342         $693,460      $649,513
   Other income                                                  922              1,060            1,269         1,207
                                                            --------           --------         --------     ---------
                                                             471,513            683,402          694,729       650,720
Costs and expenses
   Cost of merchandise sold                                  317,879            479,215          489,868       452,434
   Selling, general and  administrative                      127,514            141,328          142,193       140,444
   Provision for depreciation and amortization                13,486             13,579           14,087        14,277
   Interest                                                   38,387             38,816           38,959        37,618
   Special charges                                                --              6,500               --            --
                                                             --------          --------         --------     ---------
                                                             497,266            679,438          685,107       644,773
                                                             --------          --------        ---------     ---------
     INCOME (LOSS) BEFORE INCOME TAXES                       (25,753)             3,964            9,622         5,947

Federal and state income taxes                                (2,961)               455            3,271         2,015
                                                             --------          --------         --------     ---------
Income (loss) before cumulative effect of change in
accounting principle                                         (22,792)             3,509            6,351         3,932

Cumulative effect on prior years of change in
accounting for postretirement benefits                        (6,902)                --               --            --
                                                             --------          --------         --------     ---------
                                        NET INCOME (LOSS)   $(29,694)           $ 3,509          $ 6,351      $  3,932
                                                             ---------          --------         --------     --------
                                                             ---------          --------         --------     --------
Income (loss) per common share before cumulative effect
of change in accounting principle                            $ (3.63)           $   .32          $   .59      $    .35

Cumulative effect of change in accounting principle            (1.05)                --               --            --
                                                             --------          --------         --------     ---------
Net income (loss) per common share, primary                  $ (4.68)           $   .32          $   .59      $    .35
                                                             --------          --------         --------     ---------
                                                             --------          --------         --------     ---------
Net income per common share, fully diluted                   $    --            $    --          $   .55      $     --
                                                             --------          --------         --------     ---------
                                                             --------          --------         --------     ---------
Weighted average common and dilutive common
  equivalent shares outstanding                                6,571              7,576            8,203         8,389
                                                             --------          --------         --------     ---------
                                                             --------          --------         --------     ---------



Effective December 1, 1991, the Company changed its method of accounting for postretirement benefits other than pensions as described in Note G. The effect of the change on loss from operations was immaterial. Special charges reflected in the second quarter relate to costs and expenses incurred in connection with the Company's withdrawn recapitalization plan. A lower-than-anticipated rate of inflation decreased the LIFO inventory provision, after tax, by $2.0 million, or $ .23 per share, in the fourth quarter.

Payless Cashways, Inc. and subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financing Activities

In 1993, Payless Cashways, Inc. (the "Company") developed and executed a recapitalization plan (the "Recapitalization Plan") which consisted of a series of transactions, completed during 1993, designed to increase shareholders' equity, reduce the Company's debt and interest expense, improve the Company's access to capital markets and improve the Company's operating and financial flexibility.

The transactions comprising the Recapitalization Plan were as follows:

    (i) The initial public offering of 32,200,000 shares of Common Stock, which was completed on March 15, 1993 for net proceeds of $385.4 million.

    (ii) The repayment on March 15, 1993 of $175.8 million of indebtedness outstanding under the Company's previously existing bank credit agreement.

    (iii) The prepayment on March 16, 1993 of $50 million of indebtedness outstanding under the Company's $226.6 million mortgage loan payable to an insurance company.

    (iv) The issuance of 9-1/8% senior subordinated notes due 2003, which was completed on April 20, 1993 for the aggregate principal amount of $200 million.

    (v) The repurchase on April 15 and 16, 1993 of $99.9 million aggregate principal amount of the Company's 16-1/2% Junior Subordinated Discount Debentures due August 1, 2008 (the "Junior Subordinated Debentures") and the redemption of the remaining $291.1 million aggregate principal amount of the Junior Subordinated Debentures on July 30, 1993.

    (vi) Borrowings on November 1, 1993 of $325 million of bank indebtedness under an amended and restated bank credit agreement entered into by the Company and certain banks (the "1993 Credit Agreement"). The 1993 Credit Agreement also provides for a revolving credit facility (the "Revolving Credit Facility") of $85 million which was used to provide a portion of the funds necessary to complete the Recapitalization Plan and which has been and will continue to be used to finance the working capital requirements of the Company in the ordinary course of business.

    (vii) The redemption on November 1, 1993 of $332.5 million aggregate principal amount of the Company's 14-1/2% Senior Subordinated Debentures due November 1, 2000.

See "Results of Operations" for pro forma consolidated operating data for fiscal 1993 and 1992 as if the Recapitalization Plan had occurred at the beginning of each of those years.


At November 27, 1993, Payless had approximately $701.1 million of indebtedness. Payless expects from time to time to incur additional seasonal indebtedness.

Payless Cashways, Inc. and subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont'd.)


Results of Operations

The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report to Shareholders.

                                                                                                Fiscal Year Ended
                                                                                 -------------------------------------------------
                                                                                  Nov. 27,           Nov. 28,           Nov. 30,
                                                                                     1993               1992               1991
                                                                                 -----------        -----------         ----------
OPERATING DATA (PERCENT OF NET SALES):
Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              100.0%             100.0%             100.0 %
Cost of merchandise sold  . . . . . . . . . . . . . . . . . . . . . .               70.2               69.7               69.7
Selling, general and administrative . . . . . . . . . . . . . . . . .               21.9               22.1               22.2
Provision for depreciation and amortization . . . . . . . . . . . . .                2.2                2.2                2.4
Interest expense  . . . . . . . . . . . . . . . . . . . . . . . . . .                4.8                6.2                6.5
Special charges . . . . . . . . . . . . . . . . . . . . . . . . . . .                 .1                 .3                 --
                                                                                   ------             ------             ------
Income (loss) before income taxes   . . . . . . . . . . . . . . . . .                1.0                (.2)               (.6)
Federal and state income taxes  . . . . . . . . . . . . . . . . . . .                 .6                 .1                (.1)
                                                                                   ------             ------             ------

Income (loss) before extraordinary item and
  cumulative effect of change in accounting
  principle . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 .4                (.4)               (.6)
Extraordinary item  . . . . . . . . . . . . . . . . . . . . . . . . .               (1.8)                --                 --
Cumulative effect of change in accounting
  principle . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 --                (.3)                --
                                                                                   ------             ------             ------
Net loss  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               (1.4)%              (.6)%              (.6) %
                                                                                   ------             ------             -------
                                                                                   ------             ------             -------


GENERAL

After a strategic review of the industry in 1988, management determined there was a significant opportunity to expand the portion of its business derived from the professional customers because management concluded this market was underpenetrated by full-service distributors. As a result, the Company implemented a strategy beginning in late 1988 and early 1989 to increase its sales to the professional customer. These initiatives included: (i) the addition of a dedicated sales staff, currently numbering approximately 1,400, many of whom call on the professional customers at their places of business and job-sites; (ii) the construction of a separate commercial sales area in each store; (iii) the implementation of an enhanced delivery program which guarantees next day job-site delivery; and (iv) the offering of special services such as roof-top delivery, commercial credit and a telephone ordering service.

In conjunction with these initiatives, the Company's merchandise assortment was enhanced to reflect increased emphasis on the professional ("Pro") customer. Improvements were made in most merchandise categories by adding contractor-preferred brands, commercial grade items, contractor packs and more top-of-the-line products. The Company also improved the quality of the lumber offered.

As a result of these initiatives, management believes the proportion of its sales derived from the Pro customer has increased significantly since 1988.

Payless Cashways, Inc. and subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
FINANCIAL CONDITION AND RESULTS OF OPERATIONS  (cont'd.)

SALES

During each of the three fiscal years ended November 27, 1993, net sales increased primarily as a result of the growth in business from professional customers. In addition, a new store opened in late March, 1993. Net sales increased by 4.2% for fiscal 1993 over fiscal 1992, 4.6% (or 6.4% compared to a 52-week year) for fiscal 1992 over fiscal 1991, and 7.3% (or 5.6% compared to a 52-week year) for fiscal 1991 (a 53-week year) over fiscal 1990. Comparable-store sales (sales from stores that have been open one full year) on a 52-week basis increased by 4.1% for fiscal 1993, 6.4% for fiscal 1992, and 5.5% for fiscal 1991.

COSTS AND EXPENSES

The cost of merchandise sold, as a percent of sales, was 70.2% in fiscal 1993 and 69.7% in fiscal 1992 and 1991. The increase in 1993 was due primarily to the growth in sales to the professional customer whose merchandise purchases include a higher percentage of commodity goods at margin rates somewhat lower than the Company average. The LIFO provision in fiscal 1993 was $2.0 million compared to $1.2 million in fiscal 1992 and $2.2 million in fiscal 1991, reflecting effective merchandise purchasing and low inflation rates in all three years.

Selling, general and administrative expenses, as a percent of sales, were 21.9%, 22.1%, and 22.2% for fiscal 1993, 1992 and 1991, respectively.

The provision for depreciation and amortization increased slightly in fiscal 1993 because completion of the Recapitalization Plan increased the Company's funds available for capital expenditures. Prior to 1993, capital expenditures had been more limited and the related provision for depreciation and amortization had decreased.

Interest expense decreased substantially from fiscal 1992 to fiscal 1993 due primarily to the retirement of long-term debt in connection with the Recapitalization Plan. Had the Recapitalization Plan been completed at the beginning of fiscal 1992, the Company believes it would have resulted in aggregate interest expense savings (including noncash interest) to the Company of approximately $55.7 million and $78.8 million in 1993 and 1992, respectively. The decrease in interest expense from fiscal 1991 to fiscal 1992 was primarily due to lower average long-term borrowings during 1992.

At the end of 1993, the Company decided to eliminate a layer of management in the field organization and recognized a special charge of $4.0 million in the fourth quarter of 1993 to reflect the associated costs. The elimination of this management layer took place in January, 1994.

Expenses of $6.5 million, related to a prior withdrawn recapitalization plan, were recognized as a special charge in the second quarter of 1992.

NET INCOME (LOSS)

The Company had income before an extraordinary item and the cumulative effect of change in accounting principle of $9.7 million in fiscal 1993 compared to a loss of $9.0 million in fiscal 1992 primarily because of reduced interest expense as a result of 1993 long-term debt retirements related to the Recapitalization Plan. The 1993 net loss includes $4.0 million ($2.5 million net of tax) of costs associated with the elimination of a field management layer in early 1994 and $45.8 million, net of tax, of extraordinary charges related to the early extinguishment of debt in connection with the Recapitalization Plan. Excluding such expenses, the 1993 net income would have been approximately $12.1 million.

Payless Cashways, Inc. and subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
FINANCIAL CONDITION AND RESULTS OF OPERATIONS  (cont'd.)


The loss before the cumulative effect of a change in accounting principle for fiscal 1992 of $9.0 million decreased from the loss of $13.3 million in fiscal 1991 primarily because of increased sales. The 1992 net loss includes $6.5 million ($4.3 million net of tax) of expenses incurred in connection with the Company's withdrawn recapitalization plan and a $6.9 million charge (after reduction for income tax benefits of $3.6 million) for a change in accounting principle relating to the method of accounting for postretirement benefits other than pensions. Excluding such expenses, the 1992 net loss would have been approximately $4.7 million.

The effective tax rates for fiscal 1993, 1992 and 1991 were different from the 34% federal statutory rate primarily because the amortization of costs in excess of net assets acquired is nondeductible. Additionally, $1.2 million was charged to income tax expense in the third quarter of 1993 to reflect the cumulative impact of the corporate income tax rate changes enacted by the Omnibus Budget Reconciliation Act of 1993.

In November 1992, the Financial Accounting Standards Board issued a new standard on accounting for postemployment benefits. Currently, the Company does not expect to implement this standard due to the immaterial effect on its consolidated financial statements.

The following table presents summary unaudited pro forma consolidated operating data of the Company ("Pro Forma Data") for the fiscal years ended November 27, 1993 and November 28, 1992 which gives effect to the Recapitalization Plan as if it had occurred at the beginning of the years presented. Special charges of $6.5 million, reflecting the fees and expenses incurred in connection with the Company's withdrawn 1992 recapitalization plan, have been excluded from the Pro Forma Data for the 1992 period. The Pro Forma Data is based upon available information and certain assumptions that management believes are reasonable. The Pro Forma Data does not purport to represent what the Company's results of operations would actually have been if the transactions had occurred at the beginning of the years presented or to project the Company's financial position or results of operations for any future period.

                                                                                Fiscal Year              Fiscal Year
                                                                                   Ended                    Ended
                                                                               Nov. 27, 1993            Nov. 28, 1992
                                                                               -------------            -------------
                                                                               (In thousands, except per share data)

Unaudited Pro Forma Consolidated Operating Data:
                 Net sales and other income                                    $  2,605,978             $   2,500,364

                 Interest expense                                                    69,541                    74,938
                 Income before income taxes, extraordinary
                   item, and cumulative effect of change in
                   accounting principle                                              81,545                    79,123
                 Income before extraordinary item and
                   cumulative effect of change in account-
                   ing principle                                                     44,666                    43,189
                 Income per common share before extraordinary
                   item and cumulative effect of change in
                   accounting principle                                        $        .99             $         .96
                 Weighted average common and dilutive
                   common equivalent shares outstanding                              40,240                    40,240

Payless Cashways, Inc. and subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
FINANCIAL CONDITION AND RESULTS OF OPERATIONS  (cont'd.)


Effects of Inflation

The Company's inflation rates, included in the cost of merchandise sold, for fiscal 1993, 1992 and 1991 were comparable. Approximately 79% of the Company's inventory is valued using the LIFO inventory accounting method; therefore, current costs are reflected in the cost of merchandise sold, rather than in inventory balances.

Liquidity and Capital Resources

The Company's principal source of cash is from operations. Cash provided by operating activities was $109.0 million for fiscal 1993, compared to $88.6 million for fiscal 1992. The primary reason for the increase in cash provided by operating activities was the 1993 operating income versus a 1992 operating loss. The Company's 1992 cash flow reflects $6.5 million used for its withdrawn recapitalization plan. Cash provided by operating activities was $87.9 million for fiscal 1991. The primary reason for the increase in cash provided by operating activities was the decrease in the 1992 operating loss compared to the 1991 operating loss.

Borrowings are available under the Revolving Credit Facility and a standby letter of credit facility to supplement cash generated by operations. At November 27, 1993, $68.4 million was available for borrowing. Working capital was $85.1 million and $74.9 million at the end of fiscal 1993 and fiscal 1992, respectively. The current ratio was 1.25 to 1 and 1.22 to 1 at the end of fiscal 1993 and fiscal 1992, respectively. The primary reason for the increase in working capital and the current ratio was a lower current portion of long-term debt due to the Recapitalization Plan. The Company's inventory levels are at the lowest levels during the seasonally low sales months of December through February and are at the highest levels during the peak selling season of May through September. During the peak period, inventory is financed by cash from operations and trade accounts payable. During the winter months, inventory is financed by cash from operations, trade accounts payable and borrowings under the Revolving Credit Facility and the standby letter of credit facility, as needed. The Company believes that cash generated from operations and borrowings under the Revolving Credit Facility and the standby letter of credit facility will adequately meet its debt service and other obligations which will become due in fiscal 1994.

The Company's primary investing activities continue to be capital expenditures for existing and new stores and distribution centers. The 1993 Credit Agreement governs the amount of capital expenditures which can be made. The Company spent approximately $50.0 million, $36.6 million and $41.0 million in fiscal 1993, 1992, and 1991, respectively, for equipment and renovated retail facilities and distribution centers. During 1993, the Company reopened a store that was closed in 1988. The Company intends to finance fiscal 1994 budgeted capital expenditures of approximately $70.0 million, consisting primarily of seven new stores, additional equipment, and renovation of existing stores with funds generated from operations.

The Company's most significant financing activity is and will continue to be the retirement of indebtedness. Although the Company's consolidated indebtedness is and will continue to be substantial, management believes that based upon the Company's recent recapitalization and management's analysis of the Company's financial condition, the cash flow generated from operations during the past 12 months and the expected results of operations in the future, cash flow from operations and borrowings under the Revolving Credit Facility and the standby letter of credit facility should provide sufficient liquidity to meet all cash requirements for the next 12 months without additional borrowings.

                         [KPMG Peat Marwick Letterhead]





                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Payless Cashways, Inc.:


We have audited the accompanying consolidated balance sheets of Payless Cashways, Inc. and subsidiary as of November 27, 1993 and November 28, 1992, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended November 27, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Payless Cashways, Inc. and subsidiary as of November 27, 1993 and November 28, 1992, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended November 27, 1993 in conformity with generally accepted accounting principles.

As discussed in Note G to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," in fiscal 1992.


                                                            s/KPMG Peat Marwick
                                                            -------------------
Kansas City, Missouri                                         KPMG Peat Marwick
January 7, 1994

Payless Cashways, Inc. and subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                 Fiscal Year Ended
                                                          -----------------------------------------------------------------
                                                            November 27,           November 28,            November 30,
(In thousands, except per share amounts)                        1993                   1992                    1991
- ----------------------------------------------------------------------------------------------------------------------------
Income
     Net sales                                              $ 2,601,003            $  2,495,906           $  2,387,235
     Other income                                                 4,975                   4,458                  4,595
                                                            ------------           -------------          -------------
                                                              2,605,978               2,500,364              2,391,830
Costs and expenses
     Cost of merchandise sold                                 1,824,663               1,739,396              1,663,508
     Selling, general and
         administrative--Notes B, F and G                       570,016                 551,479                531,115
     Provision for depreciation and amortization                 56,213                  55,429                 57,291
     Interest--Note C                                           125,247                 153,780                155,066
     Special charges--Note I                                      4,000                   6,500                     --
                                                           ------------           -------------          -------------

                                                              2,580,139               2,506,584              2,406,980
                                                            ------------           -------------          -------------
     INCOME (LOSS) BEFORE INCOME TAXES                           25,839                  (6,220)               (15,150)

Federal and state income taxes--Note E                           16,170                   2,780                 (1,891)
                                                            ------------           -------------          -------------

Income (loss) before extraordinary item and cumulative
  effect of change in accounting principle                        9,669                  (9,000)               (13,259)

Extraordinary item:  Early extinguishment of
  debt--Notes A, C and E                                        (45,828)                     --                     --

Cumulative effect on prior years of change in
  accounting for postretirement benefits--
  Notes E and G                                                      --                  (6,902)                    --
                                                            ------------           -------------          -------------

                                NET LOSS                    $   (36,159)           $    (15,902)          $    (13,259)
                                                            ------------           -------------          -------------
                                                            ------------           -------------          -------------

Net loss attributable to common stock                       $   (40,877)           $    (20,715)          $    (17,285)
                                                            ------------           -------------          -------------
                                                            ------------           -------------          -------------

Income (loss) per common share before extraordinary
  item and cumulative effect of change in accounting
  principle                                                 $       .16            $      (2.10)          $      (2.63)

Extraordinary item:  Early extinguishment of debt                 (1.53)                     --                     --

Cumulative effect on prior years of change in
  accounting for postretirement benefits                             --                   (1.05)                    --
                                                            ------------           -------------          -------------
Net loss per common share--Note B                           $     (1.37)           $      (3.15)          $      (2.63)
                                                            ------------           -------------          -------------
                                                            ------------           -------------          -------------
Weighted average common and dilutive common
  equivalent shares outstanding--Notes B and D                   30,514                   6,571                  6,571
                                                            ------------           -------------          -------------
                                                            ------------           -------------          -------------


See notes to consolidated financial statements

Payless Cashways, Inc. and subsidiary

CONSOLIDATED BALANCE SHEETS




                                                                                   November 27,            November 28,
(In thousands)                                                                         1993                    1992
- ------------------------------------------------------------------------------------------------------------------------------
ASSETS
- ------

     CURRENT ASSETS
         Cash and cash equivalents                                                  $     3,673            $    30,915
         Trade receivables                                                                9,890                  8,779
         Merchandise inventories--Note B                                                382,403                358,204
         Prepaid expenses and other current assets                                       17,056                 20,079
         Deferred income taxes--Note E                                                    9,797                  3,916
                                                                                    ------------           ------------
                               TOTAL CURRENT ASSETS                                     422,819                421,893

     OTHER ASSETS
         Real estate held for sale                                                        7,149                 10,149
         Cost in excess of net assets acquired,
             less accumulated amortization of $69,339
             and $56,322--Note B                                                        451,327                464,344
         Deferred financing costs--Note C                                                26,326                 25,651
         Other                                                                            8,861                  7,289

     LAND, BUILDINGS AND EQUIPMENT--Notes B and C
         Land and land improvements                                                     178,251                172,090
         Buildings                                                                      435,886                415,344
         Equipment                                                                      103,959                 88,771
         Automobiles and trucks                                                          28,739                 20,012
         Construction in progress                                                         2,280                  9,667
         Allowance for depreciation and amortization                                   (211,999)              (173,962)
                                                                                   -------------          -------------
                                                                                        537,116                531,922
                                                                                   -------------          -------------
                                                                                   $  1,453,598           $  1,461,248
                                                                                   -------------          -------------
                                                                                   -------------          -------------

See notes to consolidated financial statements

Payless Cashways, Inc. and subsidiary

CONSOLIDATED BALANCE SHEETS (cont'd.)

                                                                                   November 27,            November 28,
(In thousands)                                                                          1993                   1992
- ---------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
- ------------------------------------
     CURRENT LIABILITIES
         Advances under bank facilities                                           $      5,000            $         --
         Current portion of long-term debt--Note C                                      55,978                  84,415
         Trade accounts payable                                                        145,265                 133,229
         Salaries, wages and bonuses                                                    29,202                  28,378
         Accrued interest                                                                5,290                   7,232
         Insurance reserves                                                             17,068                  13,135
         Other accrued expenses--Note F                                                 44,770                  46,346
         Taxes, other than income taxes                                                 19,963                  17,999
         Income taxes payable--Note E                                                   15,141                  16,248
                                                                                  -------------           -------------
                               TOTAL CURRENT LIABILITIES                               337,677                 346,982

     LONG-TERM DEBT, less portion classified as current
         liability--Note C                                                             640,127                 986,155

     NONCURRENT LIABILITIES
         Deferred income taxes--Note E                                                  64,624                  68,168
         Other--Note G                                                                  23,859                  24,744

     COMMON STOCK SUBJECT TO PUTS AND CALLS--Notes B and D                                  --                   6,283

     WARRANTS SUBJECT TO PUTS--Notes B and D                                                --                  18,242

     SHAREHOLDERS' EQUITY--Notes B, C and D
         Preferred Stock, $1.00 par value, 25,000,000
             shares authorized; issued:
             Series A Cumulative Convertible Preferred
                Stock, 406,000 shares at redemption value                               40,600                  40,600
         Common Stock, $.01 par value:
             Voting, 150,000,000 shares authorized, 36,161,771
                and 3,718,584 shares issued (less 0 and
                523,584 shares subject to puts and calls),
                respectively                                                               361                      32
             Class A Non-Voting, 5,000,000 shares authorized, 2,250,000
                shares issued                                                               23                      23
             Class B Non-Voting, 5,000,000 shares authorized, 1,125,000
                shares issued                                                               11                      11
         Additional paid-in capital                                                    482,575                  70,108
         Accumulated deficit                                                          (136,259)               (100,100)
                                                                                  -------------           -------------
                               TOTAL SHAREHOLDERS' EQUITY                              387,311                  10,674
                                                                                  -------------           -------------
     COMMITMENTS--Notes F and H
                                                                                  $  1,453,598            $  1,461,248
                                                                                  -------------           -------------
                                                                                  -------------           -------------


See notes to consolidated financial statements

Payless Cashways, Inc. and subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                  Fiscal Year Ended
                                                                -------------------------------------------------------
                                                                 November 27,         November 28,         November 30,
(In thousands)                                                       1993                 1992                 1991
- -----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                      $ (36,159)           $  (15,902)          $ (13,259)
    Adjustments to reconcile net loss
      to net cash provided by operating activities:
         Depreciation and amortization                               56,213                55,429              57,291
         Noncash interest -- Note C                                  39,119                56,215              48,029
         Loss on early extinguishment of debt--Note C                45,828                    --                  --
         Deferred income taxes                                       (9,425)               (5,182)             (6,667)
         Cumulative effect on prior years of change in
           accounting for postretirement benefits--Note G                --                 6,902                  --
         Other                                                          835                 2,896                 701
         Changes in assets and liabilities:
           (Increase) decrease in trade receivables                  (1,111)               (2,796)              1,608
           Increase in merchandise inventories                      (24,199)               (8,321)            (12,902)
           Decrease in prepaid expenses
             and other current assets                                 5,527                   450               5,018
           Increase (decrease) in trade accounts payable             12,036                  (388)              4,307
           Increase (decrease) in other current liabilities          20,363                  (663)              3,771
                                                                  ----------           -----------          ----------
         NET CASH PROVIDED BY OPERATING  ACTIVITIES                 109,027                88,640              87,897

CASH FLOWS FROM INVESTING ACTIVITIES
         Additions to land, buildings and  equipment                (49,982)              (36,612)            (41,022)
         Proceeds from sale of land, buildings and equipment          1,306                 2,637               3,114
         Increase in other assets                                    (1,572)                 (228)             (1,368)
                                                                  -----------          -----------          ----------
         NET CASH USED IN INVESTING ACTIVITIES                      (50,248)              (34,203)            (39,276)

CASH FLOWS FROM FINANCING ACTIVITIES
         Proceeds from long-term debt--Note C                       524,999                    --                  --
         Retirements of long-term debt and related premiums
           and penalties -- Note C                                 (983,076)              (59,454)            (44,707)
         Fees and financing costs paid in connection with debt
           refinancing -- Notes A and C                             (20,277)                   --                  --
         Sale of Common Stock, $.01 par value -- Note A             385,444                    --                  --
         Sale of Common Stock under stock option plan                 2,189                    --                  --
         Increase in short-term borrowings                            5,000                    --                  --
         Put of Common Stock subject to puts and calls                   --                    --              (2,123)
         Other                                                         (300)                 (687)               (682)
                                                                  ----------           -----------          ----------
         NET CASH USED IN FINANCING ACTIVITIES                      (86,021)              (60,141)            (47,512)
                                                                  ----------           -----------          ----------
Net (decrease) increase in cash and cash equivalents                (27,242)               (5,704)              1,109
Cash and cash equivalents, beginning of period                       30,915                36,619              35,510
                                                                  ---------            -----------          ----------
Cash and cash equivalents, end of period                          $   3,673            $   30,915           $  36,619
                                                                  ----------           -----------          ----------
                                                                  ----------           -----------          ----------



See notes to consolidated financial statements

Payless Cashways, Inc. and subsidiary

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                               Common Stock $.01 Par Value

(In thousands)                         Preferred Stock             Class A     Class B
                                                        ------------------------------------------------------------------------
                                       $1.00 Par Value  Voting   Non-Voting   Non-Voting   Class A    Class B  Class C   Class D
- --------------------------------------------------------------------------------------------------------------------------------
Balance at November 24,  1990             $ 40,600      $  --     $  --        $  --       $   32    $   11   $    --    $   23

  Net loss for the year
  Changes in redemption value of Common
     Stock subject to puts and calls and
     warrants subject to puts
  Put of Common Stock subject to
     puts and calls
                                           --------     ------    ------       ------      -------    ------    ------   -------

Balance at November 30,  1991              $40,600     $   --    $   --        $  --     $     32    $   11     $  --    $   23

  Net loss for the year
  Changes in redemption value of Common
     Stock subject to puts and calls
                                           --------     ------    ------       ------      -------    ------    ------   -------

Balance at November 28, 1992               $40,600      $  --     $  --        $  --       $   32     $  11     $  --    $   23

Net loss for the year
Sale of Voting Common Stock--Note A                       322
Sale of Common Stock under stock
  option plan                                               2
Reclass Common Stock subject to puts
  and calls and warrants subject to
  puts--Note B                                              5
Reclass classes of Common Stock--Note D                    32        23           11          (32)      (11)       --       (23)
                                           --------     ------    ------       ------      -------    ------    ------   -------

Balance at November 27, 1993               $40,600      $ 361     $  23        $  11       $   --     $  --     $  --    $   --
                                           --------     ------    ------       ------      -------    ------    ------   ------
                                           --------     ------    ------       ------      -------    ------    ------   ------
                                           Additional
(In thousands)                               Paid-in    Accumulated
                                             Capital      Deficit        Total
- -------------------------------------------------------------------------------
Balance at November 24,  1990              $ 69,923     $ (73,749)   $   36,840

  Net loss for the year                                   (13,259)      (13,259)
  Changes in redemption value of Common
     Stock subject to puts and calls and
     warrants subject to puts                               3,265         3,265
  Put of Common Stock subject to
     puts and calls                             185                         185
                                          ---------     ----------   -----------
Balance at November 30,  1991              $ 70,108     $ (83,743)   $   27,031

  Net loss for the year                                   (15,902)      (15,902)
  Changes in redemption value of Common
     Stock subject to puts and calls                         (455)         (455)
                                          ----------    ----------   -----------
Balance at November 28, 1992               $ 70,108     $(100,100)   $   10,674

Net loss for the year                                     (36,159)      (36,159)
Sale of Voting Common Stock--Note A         385,122                     385,444
Sale of Common Stock under stock
  option plan                                 2,825                       2,827
Reclass Common Stock subject to puts
  and calls and warrants subject to
  puts--Note B                               24,520                      24,525
Reclass classes of Common Stock--Note D                                      --
                                          ----------    ----------   -----------
Balance at November 27, 1993               $482,575     $(136,259)   $  387,311
                                           --------     ----------   -----------
                                           --------     ----------   -----------

See notes to consolidated financial statements

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A-RECAPITALIZATION PLAN

The Company developed and executed a recapitalization plan (the
"Recapitalization Plan") which consisted of a series of transactions, completed during 1993, designed to increase shareholders' equity, reduce the Company's debt and interest expense, improve the Company's access to capital markets and improve the Company's operating and financial flexibility.

The transactions comprising the Recapitalization Plan were as follows:

  (i) The initial public offering of 32,200,000 shares of Common Stock, which was completed on March 15, 1993 for net proceeds of $385.4 million.

  (ii) The repayment on March 15, 1993 of $175.8 million of indebtedness outstanding under the Company's previously existing bank credit agreement, the 1988 Credit Agreement.

  (iii) The prepayment on March 16, 1993 of $50 million of indebtedness outstanding under the Company's $226.6 million mortgage loan payable to an insurance company.

  (iv) The issuance of 9-1/8% senior subordinated notes due 2003, which was completed on April 20, 1993 for the aggregate principal amount of $200 million.

  (v) The repurchase on April 15 and 16, 1993 of $99.9 million aggregate principal amount of the Company's 16-1/2% junior subordinated debentures due August 1, 2008 and the redemption of the remaining $291.1 million aggregate principal amount of the junior subordinated debentures on July 30, 1993.

  (vi) Borrowings on November 1, 1993 of $325 million under an amended and restated bank credit agreement entered into by the Company and certain banks, the 1993 Credit Agreement. The 1993 Credit Agreement also provides for a revolving credit facility of $85 million which was used to provide a portion of the funds necessary to complete the Recapitalization Plan and which has been and will continue to be used to finance the working capital requirements of the Company in the ordinary course of business.

  (vii) The redemption on November 1, 1993 of $332.5 million aggregate principal amount of the Company's 14-1/2% senior subordinated debentures due November 1, 2000.

NOTE B-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Payless Cashways, Inc., and its wholly-owned subsidiary, Somerville Lumber and Supply Co., Inc. ("Somerville"), referred to collectively herein as the "Company". All significant intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements.

LINE OF BUSINESS: The Company is engaged in only one line of business--the retail sale of building materials and supplies.

MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost (approximately 79% at last-in, first-out method, and the remainder at first-in, first-out method) or market. Had the first-in, first-out method been used for all inventories, the carrying value of these inventories would have increased approximately $20.2 million and $18.2 million at November 27, 1993 and November 28, 1992, respectively.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


LAND, BUILDINGS AND EQUIPMENT: Land, buildings and equipment are stated on the basis of cost. Provisions for depreciation of land improvements, buildings and equipment are computed primarily by the straight-line method over the estimated useful lives of the assets or the terms of the related leases, which range from three to 39 years.

In July, 1993, two of the Company's retail facilities were severely damaged by the midwestern floods. The Company carries property, business interruption, and extra-expense insurance coverages. The Company is currently operating temporary locations to service its customers until these facilities are rebuilt. The Company ultimately expects to receive insurance proceeds for the buildings and equipment destroyed based upon their replacement values, which are in excess of their net book values. No gain has been recorded as of November 27, 1993, as the extent of the actual damages are being evaluated.


DEFERRED FINANCING COSTS: Deferred financing costs are being amortized over the respective borrowing terms using the interest method.


COST IN EXCESS OF NET ASSETS ACQUIRED: The cost in excess of the fair value of net assets acquired (goodwill) is being amortized using the straight-line method over 40 years. The Company measures any impairment of goodwill as the excess of the carrying amount over the expected cash flow from operations during the remaining amortization period.


COMMON STOCK SUBJECT TO PUTS AND CALLS AND WARRANTS SUBJECT TO PUTS: Prior to March 15, 1993, certain shares of Common Stock and the warrants were subject to redemption in specified events. Such shares and warrants were reported at their redemption value (estimated fair value) and had been excluded from shareholders' equity. In connection with the March 15, 1993 Common Stock issuance, put and call features relating to certain shares of Common Stock terminated and such shares have been reclassified as shareholders' equity. The warrants have been reclassified as shareholders' equity because the Company will no longer be compelled to offer to repurchase the warrants since it filed a registration statement on September 8, 1993 covering the shares into which the warrants are exercisable and intends to maintain the effectiveness of such registration statement until November 1, 1996. During 1992, the Common Stock subject to puts and calls was adjusted to reflect increases in the estimated redemption value of approximately $455,000 with a corresponding charge to accumulated deficit. Similar adjustments to decrease the estimated redemption value of shares and warrants were made in 1991.


NET INCOME (LOSS) PER COMMON SHARE: Net income (loss) per common share has been computed based on the weighted average number of common shares outstanding during the period plus common stock equivalents, when dilutive, consisting of shares subject to puts and calls, certain stock options and warrants. For purposes of this computation, net income (loss) was adjusted for dividend requirements on preferred stock, changes in the redemption value of both common stock subject to puts and calls and warrants subject to puts (prior to March 15, 1993), and interest expense reduction (net of tax) applicable to the exercise of warrants and stock options, when these items were dilutive. Additional shares of common stock issuable upon the conversion of convertible preferred stock (which is not a common stock equivalent) and the exercise of performance-based stock options have been considered only when the impact is dilutive.


INCOME TAXES:   Effective December 1, 1991, the Company prospectively adopted
Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


The Company previously used the asset and liability method under Statement 96. Under the asset and liability method of Statement 96, deferred tax assets and liabilities were recognized for all events that had been recognized in the financial statements. Under Statement 96, the future tax consequences of recovering assets or settling liabilities at their financial statement carrying amounts were considered in calculating deferred taxes. Generally, Statement 96 prohibited consideration of any other future events in calculating deferred taxes.


STATEMENT OF CASH FLOWS: For purposes of the statement of cash flows, the Company considers investments in debt instruments with original maturities of three months or less to be cash equivalents.

During 1993 and 1992, federal and state income taxes paid, net of refunds, were $5.7 million and $4.2 million, respectively. Federal and state income tax refunds, net of taxes paid, during fiscal 1991 were approximately $4.7 million.

Cash paid for interest, net of interest capitalized, was $302.2 million, $103.8 million and $111.9 million during fiscal 1993, 1992 and 1991, respectively.


SALE OF RECEIVABLES: The Company sells its commercial credit accounts to a third-party administrator. A substantial portion of the Company's commercial credit sales are to remodelers and contractors. Under the agreement, the Company pays a servicing fee and assumes a significant portion of the credit risk. At November 27, 1993, and November 28, 1992, the outstanding balance of commercial credit accounts sold to the third-party administrator was approximately $71.9 million and $46.8 million, respectively. The Company has provided a reserve of $4.9 million at November 27, 1993 and $4.8 million at November 28, 1992, which is believed to adequately cover its credit risk related to these accounts.

Under a third-party administrative servicing agreement for the Company's private-label charge card program, charge card accounts are sold to the administrator. The agreement includes a monthly fee which represents the Company's estimated portion of the credit losses.


FAIR VALUE OF FINANCIAL INSTRUMENTS: Based on the borrowing rates currently available to the Company for debt issuances with similar terms and maturities, the fair value of long-term debt including the current portion is approximately $727 million at November 27, 1993. The Company believes the carrying amounts of cash and cash equivalents, trade receivables, real estate held for sale, accounts payable and accrued expenses are a reasonable estimate of their fair value.


ACCOUNTING PERIOD: The Company's fiscal year ends on the last Saturday in November. Fiscal years 1993 and 1992 consisted of 52 weeks each while fiscal 1991 consisted of 53 weeks.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


NOTE C--LONG-TERM DEBT

Long-term debt consisted of the following:                                       1993                     1992
                                                                             ------------             -------------
1993 Credit Agreement, secured by certain real estate,
  equipment and capital stock of a subsidiary,
  variable interest rate, payable in varying amounts
  through 2000                                                               $ 325,000                $       --

1988 Credit Agreement, secured by certain real estate,
  equipment and capital stock of a subsidiary,
  variable interest rate, payable in varying amounts
  through 1995                                                                     --                    183,008

Mortgage loan payable to insurance company, secured by
  certain real estate, 10.99% to 11.21%, payable in
  varying amounts through 2003                                                 168,072                   228,213

Senior subordinated notes, 9-1/8%, due 2003                                    200,000                        --

Senior subordinated debentures, net of unamortized original
  issue discount of $14.9 million, 14 1/2%, due  2000                               --                   317,595

Junior subordinated debentures, net of unamortized original
  issue discount of $53.1 million, 16 1/2%, due  2008                               --                   337,864

Other senior debt, 9-7/8% to 13% and variable interest
  rate, payable in varying amounts through 2004                                  3,033                     3,890
                                                                             ----------               -----------
                                                                               696,105                 1,070,570
Less portion classified as current liability                                   (55,978)                  (84,415)
                                                                             ----------               -----------
                                                                             $ 640,127                $  986,155
                                                                             ----------               -----------
                                                                             ----------               -----------

On March 8, 1993, as part of the Recapitalization Plan described in Note A, the Company entered into the 1993 Credit Agreement which consists of $325 million in term loans and a revolving credit facility providing for borrowings of up to $85 million. At November 27, 1993, there were borrowings of $5 million against the revolving credit facility as well as standby letters of credit of $11.6 million and the Company had $68.4 million available under this facility. The 1993 Credit Agreement is secured by substantially all of the land, buildings and equipment of the Company and all capital stock of the Company's subsidiary. The term loans provided under the 1993 Credit Agreement are divided into two tranches, with Tranche A representing loans of $250 million and Tranche B representing loans of $75 million. The Tranche A loans and the loans under the revolving credit facility bear interest at fluctuating rates of either an alternate base rate (6.0% at November 27, 1993) plus 1 1/2% per annum or LIBOR (3.5% at November 27, 1993) plus 2 1/2% per annum; the Tranche B loans bear interest at fluctuating rates of either the alternate base rate plus 2% per annum or LIBOR plus 3% per annum. The interest rates on borrowings under Tranche A and the revolving credit facility are subject to reduction of up to .75% if certain financial ratios are met. Tranche A loans require semiannual principal payments beginning on May 25, 1994 with final maturity on September 25, 1998. Tranche B loans require semiannual principal payments beginning on May 25, 1999 with final maturity on May 25, 2000. The revolving credit facility will terminate on the earlier of May 1, 1999 or the date six months after the date the Tranche A loans are paid in full. In addition to the scheduled repayments, the Company will also be required to repay the term loans with all or a portion of proceeds of certain asset sales and certain other transactions and a portion of "excess cash flow". The 1993 Credit Agreement contains a number of customary covenants, including, but not limited to, a minimum net worth covenant, a minimum interest coverage ratio, a minimum fixed charge coverage ratio and limitations on capital expenditures and lease payments as well as prohibiting the Company from paying dividends on its common and preferred stock.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


On April 20, 1993, as part of the Recapitalization Plan described in Note A, the Company issued senior subordinated notes. The senior subordinated notes are unsecured obligations, subordinated to substantially all indebtedness of the Company and mature on April 15, 2003. Interest is payable on April 15 and October 15 of each year at 9-1/8% per annum. The senior subordinated notes are callable after April 15, 1998 at 104.5625% face value declining ratably to par on and after April 15, 2000. The senior subordinated notes contain certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, issue preferred stock of subsidiaries, issue guarantees and pledges of subsidiaries, engage in transactions with stockholders and affiliates, create payment restrictions affecting subsidiaries and engage in mergers and consolidations.

The 1988 Credit Agreement originally consisted of approximately $609 million of term loans and a revolving credit facility which provided for borrowings based on existing collateral up to a variable amount not to exceed $65 million. Indebtedness under this agreement was repaid on March 15, 1993 in connection with the Recapitalization Plan described at Note A resulting in an extraordinary charge of approximately $2.3 million, net of tax, in the accompanying 1993 consolidated statement of operations.

On June 20, 1989, the Company completed a mortgage loan transaction with an insurance company, borrowing approximately $230 million secured by certain real estate of the Company. The proceeds of the mortgage loan were used to prepay a portion of the term loans under the 1988 Credit Agreement. The Company made a $50 million mortgage loan prepayment on March 16, 1993 in connection with the Recapitalization Plan described in Note A resulting in an extraordinary charge of approximately $1.2 million, net of tax, in the accompanying 1993 consolidated statement of operations. The mortgage loan is secured by land, land improvements and buildings having a net book value of approximately $366.8 million at November 27, 1993.

During November 1988 the Company issued 335,000 units, each of which consisted of one senior subordinated debenture in the principal amount of $1,000 and one warrant. The debentures and warrants were separately transferable. The senior subordinated debentures were redeemed on November 1, 1993 in connection with the Recapitalization Plan described at Note A, resulting in an extraordinary charge of approximately $27.2 million, net of tax, in the accompanying 1993 consolidated statement of operations. The warrants are described in Note D.

During 1988 the Company received $165.8 million of proceeds from the issuance of the 16-1/2% junior subordinated debentures which had a face amount of $391 million. The outstanding junior subordinated debentures were redeemed on July 30, 1993 in connection with the Recapitalization Plan described in Note A resulting in an extraordinary charge of approximately $15.1 million, net of tax, in the accompanying 1993 consolidated statement of operations.

The Company defeased certain industrial revenue bonds during fiscal 1988 by placing government securities in an irrevocable trust. Such industrial revenue bond debt is considered to be extinguished and does not appear as a liability in the accompanying consolidated balance sheets. Bonds in the amount of $29.1 million are outstanding as of November 27, 1993.

Scheduled maturities of long-term debt, including sinking fund requirements, are:


                                                       (In thousands)
                               1994                    $      55,978
                               1995                           60,724
                               1996                           62,509
                               1997                           87,701
                               1998                           84,992
                               Thereafter                    344,201
                                                       -------------
                                                       $     696,105
                                                       -------------
                                                       -------------

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


NOTE D--SHAREHOLDERS' EQUITY

In connection with the initial public offering described in Note A, the Company's articles of incorporation were amended, among other things, to redefine the classes of Common Stock. The total number of shares of all classes of Common Stock which the Company has the authority to issue is 160,000,000, consisting of 150,000,000 shares of Voting Common Stock, 5,000,000 shares of Non-Voting Class A Common Stock and 5,000,000 shares of Non-Voting Class B Common Stock. All classes of Common Stock are substantially identical except for voting rights. Shares of Non-Voting Class A and Non-Voting Class B Common Stock are convertible at the option of the holder, subject to certain restrictions, into a like number of shares of Voting Common Stock. Subsequent to November 27, 1993, this right of conversion was exercised on all outstanding shares of Non-Voting Class B Common Stock. In the event of liquidation, all distributions on the Common Stock of the Company are payable to all classes of Common Stock in a like manner.

Masco Capital, an affiliate of one of the Company's suppliers, owns
100% of the Company's Convertible Preferred Stock. The terms of the Convertible Preferred Stock provide for dividends at an annual rate of eight percent until 2008 (at which time the rate increases) on a cumulative basis, whether or not declared. At November 27, 1993 cumulative undeclared dividends on the Convertible Preferred Stock were $21,346,000 ($52.58 per share). Each share of Convertible Preferred Stock is convertible, at the option of the holder, into
5.9994 shares of Common Stock at any time during the period from August 1, 1990 to August 1, 1994. Cumulative undeclared dividends are forfeited in the event of conversion. Each share of Convertible Preferred Stock is generally entitled to 5.9994 votes on all matters on which holders of Common Stock are entitled to vote.

The Company has 335,000 warrants outstanding as of November 27, 1993. Each warrant entitles the holder thereof, to purchase four shares of the Common Stock of Payless at an exercise price of $11.11 per share, subject to adjustment in certain events. The Company has filed a registration statement covering the shares into which the warrants are exercisable and intends to maintain the effectiveness of such registration statement until November 1, 1996.

The Payless Cashways 1992 Incentive Stock Program (the Program) has been established to attract and retain outstanding individuals in certain key positions. The Program provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards and performance units. All new grants after July 15, 1992 were under the Program. The aggregate number of shares of Common Stock reserved for issuance under the Program is equal to the sum of (1) the greater of (a) 3,500,000 shares of Common Stock or (b) 5% of the sum of (i) the Common Stock outstanding at the end of any fiscal year during the term of the Program and (ii) the Common Stock reserved for issuance upon exercise or conversion of any options, warrants or Convertible Preferred Stock outstanding at the end of any fiscal year during the term of the Program; plus (2) any shares which remain available under the Plan (defined below) or which are subject to options or awards outstanding on July 15, 1992 and which expire, terminate or are cancelled after such date. The exercise price for any incentive stock options will be at least 100% of the fair market value of the Common Stock at the date of grant. The exercise price for any nonqualified stock options will be at least 85% of the fair market value of the Common Stock at the date of grant.

During 1993, the Company adopted an option plan for nonemployee directors (the "Director Option Plan"). Under the Director Option Plan, each nonemployee director is granted an option of $100,000 worth of the Company's Common Stock, valued on the date on which the director is first elected, for an aggregate exercise price of $100,000. In addition, each nonemployee director will receive an option to purchase 1,000 shares of Common Stock on the date immediately following the Company's Annual Meeting so long as such nonemployee director continues to serve on the Company's Board of Directors. The exercise price for the annual options will be the fair market value of the Company's Common Stock on such anniversary date. Options granted under the Director Option Plan may be exercised six months and one day after the grant date and expire on the earlier of (a) 10 years after the date of grant, or (b) 1 year after the date on which the director ceases to be a member of the Company's Board of Directors. An aggregate of 350,000 shares of Common Stock are reserved for issuance under the Director Option Plan.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


The 1988 Payless Cashways, Inc. Employee Stock Plan (the Plan) provided for the conversion of options to purchase shares of the predecessor company Common Stock into options to purchase shares of the successor company Common Stock, and for the granting of options for the purchase of up to 1,643,781 shares of Common Stock and awards of up to approximately 183,000 shares of restricted stock. One-third of the options were performance-based and two-thirds vested without regard to performance tests. All unvested options under the Plan vested as of March 15, 1993 with the initial public offering described at Note
A. The exercise price for options was the fair market value of the Company's Common Stock on the date of grant. During 1992, each participant waived the ability to elect an alternative settlement method involving the receipt of shares of Common Stock in return for (i) the immediately vested grant of an option in an amount equal to 15% of the respective number of shares of Common Stock granted in options to such a participant which were outstanding as of the day immediately preceding the date of receipt of such participant's waiver and
(ii) an extension of the time period during which all outstanding options were exercisable following termination of employment prior to the initial public offering (described in Note A) from three months to three years or 90 days after a public offering, whichever was earlier. After adoption of the Program (defined above), no further grants were made pursuant to the Plan.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


The following sets forth details of shares under options for all three plans:

                                        1992 Incentive                1988 Employee
                                        Stock Program                  Stock Plan               Director Option Plan
                                  ------------------------      ------------------------       -----------------------
                                   Number          Average       Number          Average        Number         Average
                                  Of Shares        Price        Of Shares        Price         Of Shares       Price
                                  ---------      ---------      ---------      ---------       ---------     ---------
FISCAL YEAR 1991:

  Options granted                         --      $    --          198,573       $ 11.70             --      $     --

  Options exercised                       --           --         (111,123)         3.88             --            --

  Options terminated or
      cancelled                           --           --         (151,860)        11.76             --            --
                                  -----------     --------      -----------      --------      ---------     ---------
  Options outstanding at
      November 30, 1991                   --      $    --        2,323,513       $  9.11             --      $     --
                                  -----------     --------      -----------      --------      ---------     ---------
                                  -----------     --------      -----------      --------      ---------     ---------
  Options exercisable at
      November 30, 1991                   --      $    --        1,892,562       $  8.68            --       $    --
                                  -----------     --------      -----------      --------      ---------     ---------
                                  -----------     --------      -----------      --------      ---------     ---------
FISCAL YEAR 1992:

  Options granted                     10,881      $ 12.00          412,918       $ 12.31             --      $     --

  Options exercised                       --           --          (47,921)         6.69             --            --

  Options terminated or
      cancelled                           --           --          (69,982)        11.93             --            --
                                  -----------     --------       ----------      --------      ---------     ---------
  Options outstanding at
      November 28,  1992              10,881      $ 12.00        2,527,528       $  9.61             --      $     --
                                  -----------     --------      -----------      --------      ---------     ---------
                                  -----------     --------      -----------      --------      ---------     ---------
  Options exercisable at
      November 28, 1992                3,920      $ 12.00        2,354,023       $  9.40             --      $     --
                                  -----------     --------      -----------      --------      ---------     ---------
                                  -----------     --------      -----------      --------      ---------     ---------
FISCAL YEAR 1993:

  Options granted                  1,440,048      $ 12.22               --       $    --         48,692      $  14.38

  Options exercised                   (3,300)       12.00         (238,788)         9.00             --            --

  Options terminated or
      cancelled                      (45,580)       12.24          (35,419)        17.42             --            --
                                  -----------     --------      -----------      --------      ---------     ---------
  Options outstanding at
      November 27, 1993            1,402,049      $ 12.22        2,253,321       $  9.55         48,692      $  14.38
                                  -----------     --------      -----------      --------      ---------     ---------
                                  -----------     --------      -----------      --------      ---------     ---------
  Options exercisable at
      November 27, 1993               88,838      $ 12.00        2,253,321       $  9.55         48,692      $  14.38
                                  -----------     --------      -----------      --------      ---------     ---------
                                  -----------     --------      -----------      --------      ---------     ---------

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


NOTE E-INCOME TAXES

As discussed in Note B, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" as of December 1, 1991. The cumulative effect of applying the new accounting standard to years prior to fiscal 1992 and the effect of adopting the new standard on operating results for the year ended November 28, 1992 are immaterial to the consolidated financial statements.

Income taxes for the year ended November 27, 1993 were allocated to income before extraordinary item and to the extraordinary item for early extinguishment of debt, see Note C. The income tax benefit allocated to the extraordinary item was $18,267,000; the income tax expense allocated to income before extraordinary item was $16,170,000.

Income taxes for the year ended November 28, 1992 were allocated to the loss before the cumulative effect of change in accounting principle and to the cumulative effect of adopting Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", see Note G. The income tax benefit allocated to the cumulative effect was $3,556,000; the income tax expense allocated to the loss before the cumulative effect of a change in accounting principle was $2,780,000.

Income tax expense (benefit) attributable to the income (loss) before extraordinary item and cumulative effect of change in accounting principle consisted of the following:

(In thousands)
                                                    1993                   1992                   1991
                                                 --------------         -------------          -------------
Currently payable
         Federal                                   $   6,045             $   3,472               $  4,010
         State                                         1,284                   934                    765
                                                   ----------            ----------              ---------
                                                       7,329                 4,406                  4,775
Deferred
         Federal                                       8,311                (1,529)                (6,266)
         State                                           530                   (97)                  (400)
                                                   ----------            ----------              ---------
                                                       8,841                (1,626)                (6,666)
                                                   ----------            ----------              ---------
                                                   $  16,170             $   2,780               $ (1,891)
                                                   ----------            ----------              ---------
                                                   ----------            ----------              ---------

The differences between actual income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to the income (loss) before income taxes, extraordinary item and cumulative effect of a change in accounting principle, were as follows:

                                                          1993                      1992                   1991
                                                   -----------------           ----------------       ---------------
Federal statutory rate                                    34.0  %                   (34.0) %                (34.0) %
State income taxes,
  net of federal tax benefit                               6.9                        7.2                    3 .3
Amortization of goodwill                                  17.1                       71.2                    29.2
Permanent tax differences                                   .7                       15.6                     1.3
Alternative minimum tax                                    --                         --                     (3.9)
Tax credits                                               (1.2)                     (14.3)                   (4.4)
Cumulative impact of corporate income
  tax rate change                                          4.8                        --                      --
Other                                                       .3                       (1.0)                   (4.0)
                                                       --------                    -------                --------
                                                          62.6  %                    44.7  %                (12.5) %
                                                       ---------                   --------               ---------
                                                       ---------                   --------               ---------

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


The tax effects of temporary differences and tax credits that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                                     1993                1992
                                                                                 -----------         ------------
Deferred tax assets:

Insurance reserves                                                               $   9,399           $    5,317
Retirement, deferred compensation, restricted stock
    and stock option plans                                                           6,403                6,695
Tax credit carryforwards                                                             5,924                4,337
Postretirement benefits                                                              4,348                3,912
Vacation reserves                                                                    4,225                3,887
Reserves for bad debts                                                               2,757                2,987
Other                                                                                3,538                4,487
                                                                                 ----------          -----------
                                      Total deferred tax assets                     36,594               31,622
                                      Less valuation allowance                          --                   --
                                                                                 ----------          -----------
                                      Net deferred tax assets                       36,594               31,622
                                                                                 ----------          -----------
Deferred tax liabilities:
Land, buildings and equipment                                                      (67,969)             (69,934)
Acquisition fees                                                                   (15,464)             (15,087)
Inventory basis difference                                                          (4,144)              (5,987)
Other                                                                               (3,844)              (4,867)
                                                                                 ----------          -----------
                                      Total deferred tax liabilities               (91,421)             (95,875)
                                                                                 ----------          -----------
                                      Net deferred tax liability                 $ (54,827)          $  (64,253)
                                                                                 ----------          -----------
                                                                                 ----------          -----------


At November 27, 1993, the Company has charitable contribution carryforwards for federal income tax purposes of $1,444,000 which are available to offset future federal taxable income through 1995. The Company has general business and alternative minimum tax credit carryforwards for federal income tax purposes totaling $5,924,000 identified above which are available to reduce future federal income taxes of which $2,296,000 expire in 2006 and the remainder is available over an indefinite period. Included in the Company's 1993 deferred income tax expense was a charge of $1.1 million to reflect the cumulative impact of the Corporate income tax rate changes enacted by the Omnibus Budget Reconciliation Act of 1993.


NOTE F--PENSION PLANS

The Company has a noncontributory defined benefit pension plan covering substantially all full-time employees. Benefits under the plan are based on years of service and an employee's average compensation. The Company's funding policy is to contribute annually the amount actuarially determined to provide the plan with sufficient assets to meet future benefit payment requirements. Assets of the pension plan are maintained in a trust fund.

The Company also has a supplemental pension plan covering certain of its officers. The plan is an unfunded, noncontributory defined benefit pension plan. Benefits under the plan are based on years of service, age and the employee's average compensation.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


Net pension cost included the following components:

(In thousands)                                                   1993                   1992                    1991
                                                             ------------            ------------          ------------
Service cost - benefits earned during
     the period                                               $ 3,717                 $  3,267              $  2,846
Interest cost on projected benefit
     obligation                                                 3,168                    2,641                 2,322
Actual return on plan assets                                   (3,245)                  (2,464)               (5,234)
Net amortization and deferral                                     761                      299                 3,478
                                                              --------                ---------             ---------
Net periodic pension cost                                     $ 4,401                 $  3,743              $  3,412
                                                              --------                ---------             ---------
                                                              --------                ---------             ---------

Significant assumptions used in accounting for defined benefit plans were as follows:

                                                                1993                    1992                   1991
                                                              --------                ---------             ---------
Weighted average discount rate                                  7.5%                    8.5%                   8.5%
Rate of increase in future compensation levels                  5.0%                    6.0%                   6.0%
Expected long-term rate of return on plan assets                8.5%                    8.5%                   8.5%

The following table sets forth the plans' funded status and amounts recognized in the consolidated balance sheets:

(In thousands)                                                          1993                             1992
                                                            -----------------------------      ---------------------------
                                                                            Supplemental                     Supplemental
                                                             Pension          Pension          Pension          Pension
                                                               Plan             Plan             Plan            Plan
                                                            ----------     --------------      ---------    --------------
Actuarial present value of benefit obligations:
  Accumulated benefit obligation
     Vested                                                  $ 29,358        $   2,510         $ 21,471        $   1,320
     Nonvested                                                  3,778            1,606            2,628            1,862
                                                             ---------       ----------        ---------       ----------
     Total                                                     33,136            4,116           24,099            3,182

  Increase in benefits due to estimated
     future compensation increases                              8,420            1,984            7,308            1,255
                                                             ---------       ----------        ---------       ----------

  Projected benefit obligation
     for service rendered to date                              41,556            6,100           31,407            4,437

Plan assets at fair value, primarily publicly traded
  stocks and U.S. Government obligations                       33,126               --           30,253               --
                                                             ---------       ----------        ---------       ----------

Plan assets less than
  projected benefit obligation                                 (8,430)          (6,100)          (1,154)          (4,437)

Unrecognized net loss (gain) from past
  experience different from that assumed                        3,707            1,335           (2,510)             690
Unrecognized prior service cost                                   361               --              402               --
                                                             ---------       ----------        ---------       ----------
Accrued pension cost included
  in other accrued expenses                                  $ (4,362)       $  (4,765)        $ (3,262)       $  (3,747)
                                                             ---------       ----------        ---------       ----------
                                                             ---------       ----------        ---------       ----------

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


In addition, the Company has sponsored several defined contribution plans. Under the Payless Cashways, Inc. Employee Savings Plan, which covered substantially all employees in fiscal 1993, the Company contributed an amount equal to a percentage of the amount contributed by employees into the plan. The employees of Somerville Lumber and Supply Co. are covered by a profit sharing plan for which contributions are made at the discretion of the Somerville Board of Directors and approval of the Company's Compensation Committee. The aggregate contributions to all defined contribution plans were $2,258,000, $2,773,000, and $5,080,000 in 1993, 1992, and 1991, respectively.

NOTE G--POSTRETIREMENT BENEFIT PLANS

The Company has certain unfunded postretirement defined benefit plans that provide health and life insurance benefits for retirees and eligible dependents. The health plan is contributory and contains cost sharing features such as deductibles and coinsurance.

Effective December 1, 1991, the Company changed its method of accounting for postretirement benefits other than pensions and adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." Under Statement 106, the cost of postretirement benefits other than pensions is recognized on an accrual basis as employees perform services. The Company elected to recognize the December 1, 1991 transition obligation as a one-time charge to earnings during the first quarter of fiscal 1992. The cumulative effect of this change in accounting principle of $6,902,000 (after reduction for income tax benefits of $3,556,000) is presented in the accompanying 1992 consolidated statement of operations.

The effect of the change in accounting principle on loss from operations for fiscal 1992, and the pro forma effect of the change as if the newly adopted method had been applied retroactively to fiscal 1991 are immaterial. Postretirement benefit costs on a cash basis, the accounting method used prior to adoption of Statement 106, were $720,000, $487,000, and $381,000 for fiscal 1993, 1992, and 1991, respectively.

Net postretirement benefit cost included the following components:

(In thousands)                                                                 1993                     1992
                                                                        -----------------         -----------------
         Service cost - benefits earned during the period                  $       621               $       594
         Interest cost on accumulated postretirement
            benefit obligation                                                   1,007                       940
                                                                           -----------               -----------
         Net periodic postretirement benefit cost                          $     1,628               $     1,534
                                                                           -----------               -----------
                                                                           -----------               -----------

The following table sets forth the plans' funded status and amounts recognized in the consolidated balance sheets:

(In thousands)                                                                 1993                     1992
                                                                        -----------------         -----------------
         Accumulated postretirement benefit obligation:
            Retirees and beneficiaries                                     $     8,833               $     8,269
            Fully eligible active plan participants                                353                       106
            Other active plan participants                                       5,738                     3,843
                                                                           -----------               -----------
                   Total                                                        14,924                    12,218

         Plan assets at fair value                                                  --                        --
                                                                           -----------               -----------
         Accumulated postretirement benefit obligation in excess of
            plan assets                                                         14,924                    12,218
         Unrecognized net loss from past experience different from
            that assumed                                                         2,502                       713
                                                                           -----------               -----------
         Accrued postretirement benefit cost included in other
            noncurrent liabilities                                         $    12,422               $    11,505
                                                                           -----------               -----------
                                                                           -----------               -----------

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


Significant assumptions used in accounting for postretirement benefit plans were as follows:

                                                                               1993                     1992
                                                                        -----------------         -----------------
         Weighted average discount rate                                         7.5%                     8.5%
         Rate of increase in future compensation levels                         5.0%                     6.0%
         Health-care cost trend rate                                           11.2%                    13.0%

In both fiscal years 1993 and 1992, the health-care cost trend rate was assumed to decrease gradually to 5.9% by the year 2001 and remain at that level thereafter. The effect of a 1.0% annual increase in these assumed health-care cost trend rates would increase the November 27, 1993 accumulated postretirement benefit obligation by $759,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the fiscal year ended November 27, 1993 by $56,000.


NOTE H--LEASES

The Company leases certain stores and other facilities under noncancellable operating leases. Aggregate minimum future rentals under noncancellable operating leases for the next five years are: 1994 -- $17,523,000; 1995 -- $16,528,000; 1996 -- $15,384,000; 1997 -- $10,640,000; 1998 - $10,837,000;
thereafter -- $51,222,000. Rental expense under operating leases was $20,577,000 for 1993, $19,600,000 for 1992, and $17,629,000 for 1991.


NOTE I--SPECIAL CHARGES

Special charges reflecting costs of $4.0 million associated with the elimination of a layer from the Company's field management organization in early 1994 are included in the accompanying statement of operations for fiscal 1993.

Special charges reflecting fees and expenses of $6.5 million incurred in connection with the Company's withdrawn 1992 recapitalization plan are included in the accompanying statement of operations for fiscal 1992.

Payless Cashways, Inc. and subsidiary

FIVE-YEAR FINANCIAL SUMMARY


(In thousands, except per share amounts, percentages and ratios)



                                             1993             1992             1991             1990             1989
- -------------------------------------------------------------------------------------------------------------------------
Net sales and other income               $2,605,978       $2,500,364       $2,391,830       $2,229,375       $2,006,534
Cost of merchandise sold                  1,824,663        1,739,396        1,663,508        1,551,133        1,398,342
Selling, general and administrative         570,016          551,479          531,115          491,716          440,030
Depreciation and amortization                56,213           55,429           57,291           58,291           60,233
Interest                                    125,247          153,780          155,066          155,056          155,930
Special charges (a)                           4,000            6,500               --               --               --
                                         -----------      -----------      -----------      -----------      -----------
Income (loss) before income taxes            25,839           (6,220)         (15,150)         (26,821)         (48,001)
Federal and state income taxes
  (benefit)                                  16,170            2,780           (1,891)          (5,576)         (18,721)
                                         -----------      -----------      -----------      -----------      -----------
Income (loss) before extraordinary
  item and cumulative effect of
  change in accounting principle              9,669           (9,000)         (13,259)         (21,245)         (29,280)
Extraordinary item (b)                      (45,828)              --               --              223           (3,152)
Cumulative effect on prior years
  of change in accounting principle (c)          --           (6,902)              --               --               --
                                         -----------      -----------      -----------      -----------      -----------
Net loss                                 $  (36,159)      $  (15,902)      $  (13,259)      $  (21,022)      $  (32,432)
                                         -----------      -----------      -----------      -----------      -----------
                                         -----------      -----------      -----------      -----------      -----------

Income (loss) per common share before
  extraordinary item and cumulative
  effect of change in accounting         $      .16       $    (2.10)      $    (2.63)      $    (3.98)      $    (4.99)
   principle
Cash dividends per share                 $       --       $       --       $       --       $       --       $       --
Weighted average common and dilutive
  common equivalent shares outstanding       30,514            6,571            6,571            6,571            6,983
Current ratio                                  1.25             1.22             1.19             1.26             1.40
Working capital                          $   85,142       $   74,911       $   65,570       $   81,882       $  115,257
Total assets                             $1,453,598       $1,461,248       $1,477,336       $1,493,189       $1,533,891
Long-term debt                           $  640,127       $  986,155       $  998,047       $1,017,118       $1,062,874
Common Stock subject to puts and calls   $       --       $    6,283       $    5,621       $    8,841       $    8,582
Shareholders' equity                     $  387,311       $   10,674       $   27,031       $   36,840       $   59,043
Capital expenditures                     $   49,982       $   36,612       $   41,022       $   39,915       $   30,452
Income from operations before
  depreciation and amortization (d)      $  211,299       $  209,489       $  197,207       $  186,526       $  168,162




(a) Special charges for 1993 consisted of costs associated with the elimination of a layer from the Company's field management organization. Special charges for 1992 consisted of fees and expenses incurred in connection with the Company's withdrawn recapitalization plan.

(b)   Represents gains (losses) on early extinguishment of debt.

(c) Effective December 1, 1991, the Company changed its method of accounting for postretirement benefits other than pensions.

(d) Income from operations before depreciation, amortization and special charges is utilized by the Company as a measure for managing cash flow in its day-to-day operations and in financial covenants (including special charges) required to be maintained under the 1993 Credit Agreement relating to interest coverage and net worth.





                                     -34-