Form 10-K, Exhibit 13
period 1994-11-26
PAYLESS CASHWAYS INC
filed 1995-02-24
CIK 76744

                                                                  Exhibit 13.1
Payless Cashways, Inc. and subsidiary

QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(In thousands, except per share amounts)


                                                                     First          Second          Third          Fourth
Fiscal Year Ended November 26, 1994                                 Quarter         Quarter        Quarter         Quarter
- ------------------------------------------------------------------------------------------------------------------------------

Income
  Net sales                                                       $ 542,053       $ 734,215      $ 744,112       $ 702,159
  Other income                                                        1,256           2,711          2,008           4,668
                                                                  ----------      ----------     ----------      ----------
                                                                    543,309         736,926        746,120         706,827
Costs and expenses
  Cost of merchandise sold                                          375,281         518,659        530,402         494,332
  Selling, general and  administrative                              137,882         156,358        149,569         150,215
  Provision for depreciation and amortization                        14,298          14,565         15,116          14,713
  Interest expense                                                   16,605          16,463         16,348          16,155
                                                                  ----------      ----------     ----------      ----------
                                                                    544,066         706,045        711,435         675,415
                                                                  ----------      ----------     ----------      ----------
     INCOME (LOSS) BEFORE INCOME TAXES                                 (757)         30,881         34,685          31,412

Federal and state income taxes                                          (76)         13,481         15,635          12,768
                                                                  ----------      ----------     ----------      ----------

Income (loss) before equity in loss of joint venture and               (681)         17,400         19,050          18,644
  extraordinary item

Equity in loss of joint venture                                          --            (444)          (705)         (1,132)
                                                                  ----------      ----------     ----------      ----------

Income (loss) before extraordinary item                                (681)         16,956         18,345          17,512

Extraordinary item: early extinguishment of debt                         --              55            288          (7,586)
                                                                  ----------      ----------     ----------      ----------

                             NET INCOME (LOSS)                    $    (681)      $  17,011      $  18,633       $   9,926
                                                                  ==========      ==========     ==========      ==========

Income (loss) per common share before extraordinary item          $    (.05)      $     .38      $     .42       $     .40

Extraordinary item: early extinguishment of debt                         --              --            .01            (.19)
                                                                  ----------      ----------     ----------      ----------

Net income (loss) per common share                                $    (.05)      $     .38      $     .43       $      .21
                                                                  ==========      ==========     ==========      ==========

Weighted average common and dilutive common
  equivalent shares outstanding                                      39,628          41,013         40,320          40,066
                                                                  ==========      ==========     ==========      ==========

A lower-than-anticipated rate of inflation decreased the LIFO inventory provision, after tax, by $1.0 million, or $ .03 per share, in the fourth quarter.  Other income includes gains of $1.9 million, $.9 million and $3.1 million in the second, third and fourth quarters, respectively, related to settlements of 1993 flood losses.


Payless Cashways, Inc. and subsidiary

QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited) (cont'd.) (In thousands, except per share amounts)


                                                                     First          Second          Third          Fourth
Fiscal Year Ended November 27, 1993                                 Quarter         Quarter        Quarter         Quarter
- ------------------------------------------------------------------------------------------------------------------------------

Income
  Net sales                                                       $ 492,843       $ 698,786      $ 716,853       $ 692,521
  Other income                                                        1,272           1,344          1,077           1,282
                                                                  ----------      ----------     ----------      ----------
                                                                    494,115         700,130        717,930         693,803
Costs and expenses
  Cost of merchandise sold                                          336,262         493,909        509,862         484,630
  Selling, general and  administrative                              130,303         149,279        146,367         144,067
  Provision for depreciation and amortization                        13,663          13,935         14,260          14,355
  Interest expense                                                   37,891          34,950         31,415          20,991
  Special charges                                                        --              --             --           4,000
                                                                  ----------      ----------     ----------      ----------
                                                                    518,119         692,073        701,904         668,043
                                                                  ----------      ----------     ----------      ----------
          INCOME (LOSS) BEFORE INCOME TAXES                         (24,004)          8,057         16,026          25,760

Federal and state income taxes                                       (2,760)            927          7,888          10,115
                                                                  ----------      ----------     ----------      ----------

Income (loss) before extraordinary item                             (21,244)          7,130          8,138          15,645

Extraordinary item: early extinguishment of debt                         --          (9,111)        (9,471)        (27,246)
                                                                  ----------      ----------     ----------      ----------

                    NET LOSS                                      $ (21,244)      $  (1,981)     $  (1,333)      $ (11,601)
                                                                  ==========      ==========     ==========      ==========

Income (loss) per common share before extraordinary item              (3.41)            .17            .17             .36

Extraordinary item: early extinguishment of debt                         --            (.27)          (.24)           (.69)
                                                                  ----------      ----------     ----------      ----------

Net loss per common share                                         $   (3.41)      $    (.09)     $     (.06)     $    (.32)
                                                                  ==========      ==========     ==========      ==========

Weighted average common and dilutive common
  equivalent shares outstanding                                       6,571          34,953           40,355        40,176
                                                                  ==========      ==========     ==========      ==========


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


Payless Cashways, Inc. and subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Financing Activities

In November, 1994, the Company entered into a new five-year, $420 million credit agreement (the "1994 Credit Agreement"), replacing its existing bank credit agreement and multi-draw credit agreement (the "1994 Multi-Draw Credit Agreement"). The 1994 Credit Agreement lowered interest rates, thereby reducing future interest expense incurred under the bank credit agreement by more than $4 million annually, and increased the availability of funds for capital expenditures by $12.5 to $15 million per year. The Company has entered into an interest rate cap limiting the interest rates on $100 million of its floating rate debt to 8% LIBOR.

During 1994, the Company repurchased and retired $26.3 million aggregate principal amount of Senior Subordinated Notes with $25 million borrowed under the 1994 Multi-Draw Credit Agreement.

In 1993, the Company developed and executed a recapitalization plan (the "Recapitalization Plan") which consisted of a series of transactions, completed during 1993, designed to increase shareholders' equity, reduce the Company's debt and interest expense, improve the Company's access to capital markets and improve the Company's operating and financial flexibility. See "Results of Operations" for pro forma consolidated operating data for fiscal 1993 and 1992 as if the Recapitalization Plan had occurred at the beginning of each of those years. See Note B to the Consolidated Financial Statements for further discussion of the Recapitalization Plan.

At November 26, 1994, Payless had approximately $674.4 million of indebtedness. Payless expects from time to time to incur additional seasonal indebtedness.

Results of Operations

The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report to Shareholders.


                                                                 Fiscal Year Ended
                                                           --------------------------------
                                                           Nov. 26,    Nov. 27,    Nov. 28,
                                                            1994        1993        1992
                                                           --------    --------    --------
Operating Data (percent of net sales):
Net sales                                                  100.0 %     100.0 %     100.0 %
Other income                                                  .4          .2          .2
Cost of merchandise sold                                    70.5        70.2        69.7
Selling, general and administrative                         21.8        21.9        22.1
Provision for depreciation and amortization                  2.2         2.2         2.2
Interest expense                                             2.4         4.8         6.2
Special charges                                               --          .1          .3
                                                           -------     -------     -------
Income (loss) before income taxes                            3.5         1.0         (.2)
Federal and state income taxes                               1.6          .6          .1
                                                           -------     -------     -------

Income (loss) before extraordinary item and cumulative
  effect of change in accounting principle                   1.9          .4         (.4)
Extraordinary item                                           (.3)       (1.8)         --
Cumulative effect of change in accounting
  principle                                                   --          --         (.3)
                                                           -------     -------     -------
Net income (loss)                                            1.6 %      (1.4)%       (.6)%
                                                           =======     =======     =======

Payless Cashways, Inc. and subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont'd.)


SALES

During each of the fiscal years in the three-year period ended November 26, 1994, net sales increased primarily as a result of the growth in business from professional customers. In addition, seven new stores were opened during 1994, including the replacement of a store destroyed by the 1993 floods, and one store was opened during 1993. Net sales increased 4.7% for fiscal 1994 over fiscal 1993, and 4.2% for fiscal 1993 over fiscal 1992. Comparable-store sales (sales from stores that have been open one full year) increased by 3.3% for fiscal 1994, and 4.1% for fiscal 1993.

Other income for fiscal year 1994 includes gains of $5.9 million related to settlements of 1993 flood losses.

COSTS AND EXPENSES

The cost of merchandise sold, as a percent of sales, was 70.5% in fiscal 1994, 70.2% in fiscal 1993 and 69.7% in fiscal 1992. The increase in 1994 and 1993 was due primarily to the growth in sales to the professional customer whose merchandise purchases include a higher percentage of commodity goods at margin rates somewhat lower than the Company average. The LIFO provision in fiscal 1994 was $3.1 million compared to $2.0 million in fiscal 1993 and $1.2 million in fiscal 1992, reflecting only slightly increased inflation rates in all three years.

Selling, general and administrative expenses, as a percent of sales, were 21.8%, 21.9%, and 22.1% for fiscal 1994, 1993 and 1992, respectively, reflecting the Company's continued emphasis on reducing operating costs.

The provision for depreciation and amortization increased in fiscal 1994 and, to a lesser extent, in fiscal 1993 because completion of the Recapitalization Plan increased the Company's funds available for capital expenditures. Prior to 1993, capital expenditures had been more limited and the related provision for depreciation and amortization had been decreasing.

Interest expense decreased $59.7 million from $125.2 million in fiscal 1993 to $65.6 million in fiscal 1994 due primarily to the retirement of long-term debt in connection with the Recapitalization Plan. Similarly, the $28.5 million decrease in interest expense from $153.8 million in fiscal 1992, compared to fiscal 1993, also was attributable to the retirement of debt with the Recapitalization Plan. Had the Recapitalization Plan been completed at the beginning of fiscal 1992, the Company believes it would have resulted in aggregate interest expense savings (including non-cash interest) to the Company of approximately $55.7 million and $78.8 million in 1993 and 1992, respectively.

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

Payless Cashways, Inc. and subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
FINANCIAL CONDITION AND RESULTS OF OPERATIONS  (cont'd.)


NET INCOME (LOSS)

The Company had income before extraordinary item and cumulative effect of change in accounting principle of $52.1 million in fiscal 1994 compared to $9.7 million in fiscal 1993 and a loss of $9.0 million in fiscal 1992 primarily because of reduced interest expense as a result of 1993 long-term debt retirements related to the Recapitalization Plan and improved operating results. The 1994 net income includes an extraordinary charge of $7.7 million, net of tax, in connection with the write-off of previously deferred financing costs as a result of refinancing the Company's bank credit agreement, a $.5 million extraordinary gain from the redemption of $26.3 million aggregate principal amount of its Senior Subordinated Notes, and the Company's $2.3 million share of the loss in its Mexican joint venture with Alfa, S.A. de C.V. The 1993 net loss includes $4.0 million ($2.5 million net of tax) of costs associated with the elimination of a field management layer in early 1994 and $45.8 million, net of tax, of extraordinary charges related to the early extinguishment of debt in connection with the Recapitalization Plan.

The effective tax rates for fiscal 1994, 1993 and 1992 were different from the 35% (34% in 1993 and 1992) federal statutory rate primarily because the amortization of costs in excess of net assets acquired (goodwill) is non-deductible. Additionally, $1.2 million was charged to income tax expense in the third quarter of 1993 to reflect the cumulative impact of the corporate income tax rate changes enacted by the Omnibus Budget Reconciliation Act of 1993.

In November 1992, the Financial Accounting Standards Board issued a new standard on accounting for post-employment benefits. Currently, the Company does not expect to implement this standard due to the immaterial effect on its consolidated financial statements.

The following table presents summary historical consolidated operating data of the Company for the fiscal year ended November 26, 1994, and summary unaudited pro forma consolidated operating data of the Company ("Pro Forma Data") for the fiscal years ended November 27, 1993, and November 28, 1992, which gives effect to the Recapitalization Plan as if it had occurred at the beginning of the years presented. Special charges of $6.5 million, reflecting the fees and expenses incurred in connection with the Company's withdrawn 1992 recapitalization plan, have been excluded from the Pro Forma Data for the 1992 period. The Pro Forma Data is based upon available information and certain assumptions that management believes are reasonable. The Pro Forma Data does not purport to represent what the Company's results of operations would actually have been if the transactions had occurred at the beginning of the years presented, or to project the Company's financial position, or results of operations, for any future period.


                                                              Historical                   Pro Forma Data
                                                           -----------------       ---------------------------------
                                                              Fiscal Year           Fiscal Year         Fiscal Year
                                                                Ended                 Ended               Ended
(In thousands, except per share amounts)                   November 26, 1994       Nov. 27, 1993       Nov. 28, 1992
                                                           -----------------       -------------       -------------
Unaudited Pro Forma Consolidated Operating Data:

   Net sales and other income                                $ 2,733,182            $ 2,605,978          $ 2,500,364
   Interest expense                                               65,571                 69,541               74,938
   Income before income taxes, equity in loss of joint
      venture, extraordinary item, and cumulative effect
      of change in accounting principle                           96,221                 81,545               79,123
   Income before extraordinary item and cumulative
      effect of change in accounting principle                    52,132                 44,666               43,189
   Income per common share before extraordinary
      item and cumulative effect of change in
      accounting principle                                   $      1.17            $       .99          $       .96
   Weighted average common and dilutive
      common equivalent shares outstanding                        40,257                 40,240               40,240


Payless Cashways, Inc. and subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
FINANCIAL CONDITION AND RESULTS OF OPERATIONS  (cont'd.)


EFFECTS OF INFLATION

The Company's inflation rates, included in the cost of merchandise sold, for fiscal 1994, 1993 and 1992, were comparable. Approximately 81% of the Company's inventory is valued using the LIFO inventory accounting method; therefore, current costs are reflected in the cost of merchandise sold, rather than in inventory balances.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal source of cash is from operations. Cash provided by operating activities was $117.3 million for fiscal 1994, compared to $109.0 million for fiscal 1993 and $88.6 million for fiscal 1992. The primary reason for the increases in cash provided by operating activities in these periods was increases in operating income, resulting primarily from reduced cash interest payments. The Company's 1992 cash flow reflects $6.5 million used for its withdrawn recapitalization plan.

Borrowings are available under the 1994 Credit Agreement to supplement cash generated by operations. At November 26, 1994, $54.4 million was available for borrowing. Working capital was $139.1 million and $85.1 million at the end of fiscal 1994 and fiscal 1993, respectively. The current ratio was 1.45 to 1 and
1.25 to 1 at the end of fiscal 1994 and fiscal 1993, respectively. The primary reason for the increase in working capital and the current ratio was a lower current portion of long-term debt due to the 1994 Credit Agreement. The Company's inventory levels are at the lowest levels during the seasonally low sales months of December through February and are at the highest levels during the peak selling season of May through September. During the peak period, inventory is financed by cash from operations and trade accounts payable.
During the winter months, inventory is financed by cash from operations, trade accounts payable and borrowings under the 1994 Credit Agreement, as needed. The Company believes that cash generated from operations and borrowings under the 1994 Credit Agreement will adequately meet its working capital needs, debt service and other obligations which will become due in fiscal 1995.

The Company's primary investing activities continue to be capital expenditures for new and existing stores and distribution centers. The 1994 Credit Agreement governs the amount of capital expenditures which can be made and increases by $12.5 to $15 million per year the funds available for capital expenditures compared to the previous bank credit agreement. The Company spent approximately $81.9 million, $50.0 million and $36.6 million in fiscal 1994, 1993 and 1992, respectively, for new stores, renovated stores and distribution centers, and equipment. During 1994, seven new stores were opened, one of which was the permanent replacement for a 1993 flood-damaged store. The Company intends to finance fiscal 1995 budgeted capital expenditures of approximately $82.5 million, consisting primarily of four new stores, additional equipment, and renovation of existing stores with funds generated from operations. Four additional 1995 new stores will be leased. The Company has entered into an agreement providing for the lease of two of its 1994 new stores and up to six of its 1995 or 1996 new stores. These leases will be classified as operating leases.

The Company also invested $6.4 million in its joint venture, Total Home de Mexico, S.A. de C.V., during fiscal 1994. The first Total Home store opened in Monterrey, Mexico, in December, 1994. In 1994, the Company incurred a $2.3 million loss on the start-up of the joint venture and, in 1995, expects to incur a loss of $4 to $5 million. The Company continues to assess economic conditions in Mexico as they relate to long range plans for as many as 30 Total Home stores over the next several years.

The Company's most significant financing activity is and will continue to be the retirement of indebtedness. Although the Company's consolidated indebtedness is and will continue to be substantial, management believes that based upon the Company's recent recapitalization and management's analysis of the Company's financial condition, the cash flow generated from operations during the past 12 months and the expected results of operations in the future, cash flow from operations and borrowings under the 1994 Credit Agreement should provide sufficient liquidity to meet all cash requirements for the next 12 months without additional borrowings.

Payless Cashways, Inc. and subsidiary

RESPONSIBILITY FOR FINANCIAL STATEMENTS


The consolidated financial statements of Payless Cashways, Inc. and subsidiary have been prepared by management in accordance with generally accepted accounting principles and necessarily include amounts based on management's judgment and best estimates. The presentation, integrity and consistency of the financial statements are the responsibility of management.

The consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent auditors. Their responsibility is to audit the Company's consolidated financial statements in accordance with generally accepted auditing standards and to express their opinion on these statements with respect to fairness of presentation of the Company's financial position, results of operations and cash flows.

To fulfill its responsibilities, management has developed a system of internal controls designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorizations and financial records provide a reliable basis for preparing financial statements and other data. Management believes the controls in place are sufficient to provide this reasonable assurance. The controls include careful selection and training of qualified personnel, appropriate division of responsibilities, communication of written policies and procedures throughout the Company and a program of internal audits.

The Board of Directors, through its Audit Committee composed of Directors who are neither officers nor employees of the Company, is responsible for the maintenance of a strong control environment and quality financial reporting. The Board, on the recommendation of the Audit Committee, selects and engages the independent auditors. The Audit Committee meets periodically with management, the independent auditors and internal auditors to discuss the results of both independent and internal audits, the adequacy of internal controls and financial reporting matters. The independent auditors and the internal auditors have direct access to the Audit Committee without the presence of management when deemed appropriate.






s/David Stanley                         s/Stephen A. Lightstone
- -----------------------------------     -------------------------------------
David Stanley                           Stephen A. Lightstone
Chairman of the Board                   Senior Vice President-Finance/Treasurer
and Chief Executive Officer             and Chief Financial Officer

                        [KPMG Peat Marwick LLP Letterhead]





                         INDEPENDENT AUDITORS' REPORT


The Board of Directors
Payless Cashways, Inc.:


We have audited the accompanying consolidated balance sheets of Payless Cashways, Inc. and subsidiary as of November 26, 1994 and November 27, 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended November 26, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Payless Cashways, Inc. and subsidiary as of November 26, 1994 and November 27, 1993, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended November 26, 1994 in conformity with generally accepted accounting principles.

As discussed in Note G to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions," in fiscal 1992.


s/KPMG Peat Marwick LLP

Kansas City, Missouri
January 9, 1995

Payless Cashways, Inc. and subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   Fiscal Year Ended
                                                              ------------------------------------------------------------
                                                              November 26,             November 27,           November 28,
(In thousands, except per share amounts)                          1994                     1993                   1992
- --------------------------------------------------------------------------------------------------------------------------

Income
   Net sales                                                  $ 2,722,539              $ 2,601,003            $ 2,495,906
   Other income--Note A                                            10,643                    4,975                  4,458
                                                              ------------             ------------           ------------
                                                                2,733,182                2,605,978              2,500,364
Costs and expenses
   Cost of merchandise sold                                     1,918,674                1,824,663              1,739,396
   Selling, general and
       administrative--Notes A, F, G and H                        594,024                  570,016                551,479
     Provision for depreciation and amortization                   58,692                   56,213                 55,429
     Interest expense--Note C                                      65,571                  125,247                153,780
     Special charges--Note I                                           --                    4,000                  6,500
                                                              ------------             ------------           ------------

                                                                2,636,961                2,580,139              2,506,584
                                                              ------------             ------------           ------------
     INCOME (LOSS) BEFORE INCOME TAXES                             96,221                   25,839                 (6,220)

Federal and state income taxes--Note E                             41,808                   16,170                  2,780
                                                              ------------             ------------           ------------

Income (loss) before equity in loss of  joint venture,
  extraordinary item and cumulative effect of change
  in accounting principle                                          54,413                    9,669                 (9,000)

Equity in loss of joint venture                                    (2,281)                      --                     --
                                                              ------------             ------------           ------------

Income (loss) before extraordinary item and cumulative
  effect of change in accounting principle                         52,132                    9,669                 (9,000)

Extraordinary item:  early extinguishment of
  debt--Notes B, C and E                                           (7,243)                 (45,828)                    --

Cumulative effect on prior years of change in
  accounting for post-retirement benefits--
  Notes E and G                                                        --                       --                 (6,902)
                                                              ------------             ------------           ------------

                NET INCOME (LOSS)                             $    44,889              $   (36,159)           $   (15,902)
                                                              ============             ============           ============

Net income (loss) attributable to common stock                $    39,783              $   (40,877)           $   (20,715)
                                                              ============             ============           ============

Income (loss) per common share before extraordinary
  item and cumulative effect of change in accounting
  principle                                                   $      1.17              $       .16            $     (2.10)

Extraordinary item:  early extinguishment of debt                    (.18)                   (1.53)                    --

Cumulative effect on prior years of change in
  accounting for post-retirement benefits                              --                       --                  (1.05)
                                                              ------------             ------------           ------------

Net income (loss) per common share--Note A                    $       .99              $     (1.37)           $     (3.15)
                                                              ============             ============           ============

Weighted average common and dilutive common
  equivalent shares outstanding--Notes A and D                     40,257                   30,514                  6,571
                                                              ============             ============           ============

See  notes to consolidated financial statements

Payless Cashways, Inc. and subsidiary

CONSOLIDATED BALANCE SHEETS




                                                    November 26,     November 27
(In thousands)                                          1994             1993
- --------------------------------------------------------------------------------


ASSETS

   CURRENT ASSETS
      Cash and cash equivalents                      $      2,680   $     3,673
      Trade receivables                                     6,003        14,773
      Merchandise inventories--Note A                     406,066       382,403
      Prepaid expenses and other current assets            25,572        17,056
      Deferred income taxes--Note E                         9,549         9,797
                                                     -------------  ------------
                           TOTAL CURRENT ASSETS           449,870       427,702

   OTHER ASSETS
      Real estate held for sale                             5,498         7,149
      Cost in excess of net assets acquired,
          less accumulated amortization of $82,355
          and $69,339--Note A                             438,311       451,327
      Deferred financing costs--Note C                     11,199        26,326
      Other                                                17,706         8,861

    LAND, BUILDINGS AND EQUIPMENT--Notes A and C
      Land and land improvements                          183,798       178,251
      Buildings                                           481,409       435,886
      Equipment                                            97,157       103,959
      Automobiles and trucks                               28,086        28,739
      Construction in progress                             20,375         2,280
      Allowance for depreciation and amortization        (237,527)     (211,999)
                                                     -------------  ------------
            TOTAL LAND, BUILDINGS AND EQUIPMENT           573,298       537,116
                                                     -------------  ------------
                                                     $  1,495,882   $ 1,458,481
                                                     =============  ============

See notes to consolidated financial statements

Payless Cashways, Inc. and subsidiary

CONSOLIDATED BALANCE SHEETS (cont'd.)


                                                                           November 26,     November 27
(In thousands)                                                                 1994             1993
- -------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
      Current portion of long-term debt--Note C                             $   20,269     $   55,978
      Advances under bank facilities                                                --          5,000
      Trade accounts payable                                                   151,059        145,265
      Salaries, wages and bonuses                                               30,059         29,202
      Accrued interest                                                           3,841          5,290
      Insurance reserves                                                        17,940         17,068
      Other accrued expenses--Note F                                            55,315         49,653
      Taxes, other than income taxes                                            20,876         19,963
      Income taxes payable--Note E                                              11,383         15,141
                                                                            -----------    -----------

                                          TOTAL CURRENT LIABILITIES            310,742        342,560

   LONG-TERM DEBT, less portion classified as current
      liability--Note C                                                        654,131        640,127

   NON-CURRENT LIABILITIES
      Deferred income taxes--Note E                                             72,129         64,624
      Other--Note G                                                             23,015         23,859

   SHAREHOLDERS' EQUITY--Notes A, C and D
      Preferred Stock, $1.00 par value, 25,000,000
        shares authorized; issued:
         Cumulative Preferred Stock, 406,000 shares,
          $26.5 million aggregate liquidation preference                        40,600         40,600
      Common Stock, $.01 par value:
         Voting, 150,000,000 shares authorized, 37,624,222
            and 36,161,771 shares issued, respectively                             376            361
         Non-Voting Class A, 5,000,000 shares authorized, 2,250,000
            shares issued                                                           23             23
         Non-Voting Class B, 5,000,000 shares authorized, 0 and
             1,125,000 shares issued, respectively                                  --             11
      Additional paid-in capital                                               486,326        482,575
      Foreign currency translation adjustment                                      (90)            --
      Accumulated deficit                                                      (91,370)      (136,259)
                                                                            -----------    -----------
                                         TOTAL SHAREHOLDERS' EQUITY            435,865        387,311
                                                                            -----------    -----------
   COMMITMENTS--Notes F, G and H
                                                                            $1,495,882     $1,458,481
                                                                            ===========    ===========

See notes to consolidated financial statements

Payless Cashways, Inc. and subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                           Fiscal Year Ended
                                                                         -------------------------------------------------------
                                                                         November 26,         November 27,         November 28,
(In thousands)                                                               1994                 1993                 1992
- --------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
      Net income (loss)                                                  $   44,889           $  (36,159)          $   (15,902)
      Adjustments to reconcile net income (loss)
         to net cash provided by operating activities:
         Depreciation and amortization                                       58,692               56,213                55,429
         Non-cash interest -- Note C                                          4,803               39,119                56,215
         Loss on early extinguishment of debt--Note C                         7,243               45,828                    --
         Equity in loss of joint venture                                      2,281                   --                    --
         Deferred income taxes                                                7,753               (9,425)               (5,182)
         Cumulative effect on prior years of change in
            accounting for post-retirement benefits--Note G                      --                   --                 6,902
         Other                                                                1,674                  835                 2,896
         Changes in assets and liabilities:
            Decrease (increase) in trade receivables                          8,770               (1,174)               (3,063)
            Increase in merchandise inventories                             (23,663)             (24,199)               (8,321)
            (Increase) decrease in prepaid expenses
               and other current assets                                      (8,831)               5,527                   450
            Increase (decrease) in trade accounts payable                     5,794               12,036                  (388)
            Increase (decrease) in other current liabilities                  7,925               20,426                  (396)
                                                                         -----------          -----------          ------------
         NET CASH PROVIDED BY OPERATING  ACTIVITIES                         117,330              109,027                88,640

Cash Flows from Investing Activities
         Additions to land, buildings and  equipment                        (81,906)             (49,982)              (36,612)
         Proceeds from sale of land, buildings and equipment                  2,175                1,306                 2,637
         Investment in joint venture                                         (6,369)                (490)                   --
         Increase in other assets                                            (5,788)              (1,082)                 (228)
                                                                         -----------          -----------          ------------
         NET CASH USED IN INVESTING ACTIVITIES                              (91,888)             (50,248)              (34,203)

Cash Flows from Financing Activities
         Proceeds from long-term debt--Note C                               369,999              524,999                    --
         Retirements of long-term debt and related premiums
            and penalties -- Note C                                        (390,357)            (983,076)              (59,454)
         Fees and financing costs paid in connection with debt
            refinancing -- Notes B and C                                     (3,094)             (20,277)                   --
         Sale of Common Stock, $.01 par value -- Note B                          --              385,444                    --
         Sale of Common Stock under stock option plan                         2,326                2,189                    --
         Sale of Common Stock under warrants                                    133                   --                    --
         (Decrease) increase in short-term borrowings                        (5,000)               5,000                    --
         Other                                                                 (442)                (300)                 (687)
                                                                         -----------          -----------          ------------
         NET CASH USED IN FINANCING ACTIVITIES                              (26,435)             (86,021)              (60,141)
                                                                         -----------          -----------          ------------
Net decrease in cash and cash equivalents                                      (993)             (27,242)               (5,704)
Cash and cash equivalents, beginning of period                                3,673               30,915                36,619
                                                                         -----------          -----------          ------------
Cash and cash equivalents, end of period                                  $   2,680           $    3,673           $    30,915
                                                                         ===========          ===========          ============


See notes to consolidated financial statements

Payless Cashways, Inc. and subsidiary

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                  Additional    Foreign
(In thousands)                                 Preferred Stock   Common Stock      Paid-in      Currency      Accumulated
                                               $1.00 Par Value   $.01 Par Value     Capital    Translation       Deficit    Total
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at November 30,  1991                    $ 40,600            $  66         $  70,108     $  --       $  (83,743)  $  27,031

   Net loss for the year                                                                                        (15,902)    (15,902)
   Changes in redemption value of Common
      Stock subject to puts and calls--Note A                                                                      (455)       (455)
                                                 --------            -----         ---------     ------      -----------  ----------

Balance at November 28, 1992                     $ 40,600            $  66         $  70,108     $  --       $ (100,100)  $  10,674

   Net loss for the year                                                                                        (36,159)    (36,159)
   Sale of Voting Common Stock--Note B                                 322           385,122                                385,444
   Sale of Voting Common Stock under stock
      option plan                                                        2             2,825                                  2,827
   Reclass Common Stock subject to puts
      and calls and warrants subject to
      puts--Note A                                                       5            24,520                                 24,525
   Redefine classes of Common Stock--Note D                             --                                                        --
                                                 --------            -----         ---------     ------      -----------  ----------

Balance at November 27, 1993                     $ 40,600            $ 395         $ 482,575     $  --       $ (136,259)  $ 387,311

   Net income for the year                                                                                      44,889       44,889
   Sale of Voting Common Stock under stock
      option plan                                                        3             3,337                                  3,340
   Sale of Voting Common Stock under warrants                           --               133                                    133
   Tax benefit from stock option exercises                                               148                                    148
   Restricted stock--Note E                                              1               133                                    134
   Conversion of Non-Voting Class B Common
      Stock to Voting Common Stock--Note D                              --                                                       --
   Foreign currency translation adjustment                                                         (90)                         (90)
                                                 --------            -----         ---------     ------      -----------  ----------

Balance at November 26, 1994                     $ 40,600            $ 399         $ 486,326     $ (90)      $  (91,370)  $ 435,865
                                                 ========            =====         =========     ======      ===========  ==========

See notes to consolidated financial statements

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Payless Cashways, Inc., and its wholly-owned subsidiary, Somerville Lumber and Supply Co., Inc. ("Somerville"), referred to collectively herein as the "Company". The Company is a 49% investor in Total Home de Mexico, S.A. de C.V., a joint venture with a Mexican company, Alfa, S.A. de C.V., which plans to open stores in Mexico, the first of which opened in December 1994. The Company accounts for this investment on the equity method. All significant intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements. Certain reclassifications have been made to prior period amounts to conform with the 1994 presentation.


LINE OF BUSINESS: The Company is engaged in only one line of business--the retail sale of building materials and supplies.


MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost (approximately 81% at last-in, first-out method, and the remainder at first-in, first-out method) or market. Had the first-in, first-out method been used for all inventories, the carrying value of these inventories would have increased approximately $23.3 million and $20.2 million at November 26, 1994, and November 27, 1993, respectively.


LAND, BUILDINGS AND EQUIPMENT: Land, buildings and equipment are stated on the basis of cost. Provisions for depreciation of land improvements, buildings and equipment are computed primarily by the straight-line method over the estimated useful lives of the assets or the terms of the related leases, which range from three to 39 years.

In July, 1993, two of the Company's retail facilities were destroyed by the midwestern floods. The Company carries property, business interruption, and extra-expense insurance coverages. The Company operated temporary locations to service its customers until these facilities were rebuilt or replaced. Settlement proceeds in excess of net book value of $2.8 million related to the flood-damaged real estate, fixtures and equipment and the $3.1 million reimbursement of lost profits have been reflected in the accompanying 1994 consolidated statements of operations as other income.


DEFERRED FINANCING COSTS: Deferred financing costs are being amortized over the respective borrowing terms using the interest method.


FOREIGN CURRENCY TRANSLATION: Adjustments resulting from the currency translation of the Mexican joint venture financial statements into U.S. dollars as of the balance sheet date are reflected as a separate component of shareholders' equity.


COST IN EXCESS OF NET ASSETS ACQUIRED: The cost in excess of the fair value of net assets acquired (goodwill) is being amortized using the straight-line method over 40 years. The Company measures any impairment of goodwill as the excess of the carrying amount over the expected cash flow from operations during the remaining amortization period.


COMMON STOCK SUBJECT TO PUTS AND CALLS AND WARRANTS SUBJECT TO PUTS: Prior to March 15, 1993, certain shares of Common Stock and the warrants were subject to redemption in specified events. Such shares and warrants were reported at their redemption value (estimated fair value) and had been excluded from shareholders' equity. In connection with the March 15, 1993, Common Stock issuance, put and call features relating to certain shares of Common Stock terminated and such shares have been reclassified as shareholders' equity. The warrants have been reclassified as shareholders' equity because the Company will no longer be compelled to offer to repurchase the warrants since it filed a registration statement on September 8, 1993, covering the shares into which the warrants are exercisable and intends to maintain the effectiveness of such registration statement until November 1, 1996. During 1992, the Common Stock subject to puts and calls was adjusted to reflect increases in the estimated redemption value of approximately $455,000 with a corresponding charge to accumulated deficit.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


NET INCOME (LOSS) PER COMMON SHARE: Net income (loss) per common share has been computed based on the weighted average number of common shares outstanding during the period plus common stock equivalents, when dilutive, consisting of certain stock options, warrants and shares subject to puts and calls (prior to March 15, 1993), when applicable. For purposes of this computation, net income
(loss) was adjusted for dividend requirements on preferred stock, and changes in the redemption value of both common stock subject to puts and calls and warrants subject to puts (prior to March 15, 1993), when these items were dilutive.


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

During 1994, 1993 and 1992, federal and state income taxes paid, net of refunds, were $32.2 million, $5.7 million and $4.2 million, respectively.

Cash paid for interest, net of interest capitalized, was $67.0 million, $302.2 million and $103.8 million during fiscal 1994, 1993 and 1992, respectively.


SALE OF RECEIVABLES: The Company sells its commercial credit accounts to a third-party administrator. A substantial portion of the Company's commercial credit sales are to remodelers and contractors. Under the agreement, the Company pays a servicing fee and assumes the credit risk. At November 26, 1994, and November 27, 1993, the outstanding balance of commercial credit accounts sold to the third-party administrator was approximately $86.5 million and $71.9 million, respectively. The Company has provided a reserve of $5.1 million at November 26, 1994, and $4.9 million at November 27, 1993, which is believed to adequately cover its credit risk related to these accounts.

Under a third-party administrative servicing agreement for the Company's private-label charge card program, charge card accounts are sold to the administrator and the Company assumes no credit risk.


FAIR VALUE OF FINANCIAL INSTRUMENTS: Based on the borrowing rates currently available to the Company for debt issuances with similar terms and maturities, the fair value of long-term debt including the current portion is approximately $668 million at November 26, 1994. The Company believes the carrying amounts of cash and cash equivalents, trade receivables, real estate held for sale, trade accounts payable and accrued expenses are a reasonable estimate of their fair value.


ACCOUNTING PERIOD: The Company's fiscal year ends on the last Saturday in November. Fiscal years 1994, 1993 and 1992, consisted of 52 weeks each.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


NOTE B-RECAPITALIZATION PLAN

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

  (ii) The repayment on March 15, 1993, of $175.8 million of indebtedness outstanding under the Company's previously existing bank credit agreement, the 1988 Credit Agreement.

  (iii) The prepayment on March 16, 1993, of $50 million of indebtedness outstanding under the Company's $226.6 million mortgage loan payable to an insurance company.

  (iv) The issuance of 9-1/8% senior subordinated notes due 2003, which was completed on April 20, 1993, for the aggregate principal amount of $200 million.

  (v) The repurchase on April 15 and 16, 1993, of $99.9 million aggregate principal amount of the Company's 16-1/2% junior subordinated debentures due August 1, 2008, and the redemption of the remaining $291.1 million aggregate principal amount of the junior subordinated debentures on July 30, 1993. (This resulted in an extraordinary charge of approximately $15.1 million, net of tax, in the accompanying 1993 consolidated statement of operations.)

  (vi) Borrowings on November 1, 1993, of $325 million under an amended and restated bank credit agreement entered into by the Company and certain banks, the 1993 Credit Agreement. The 1993 Credit Agreement also provided for a revolving credit facility of $85 million which was used to provide a portion of the funds necessary to complete the Recapitalization Plan and which was used to finance the working capital requirements of the Company in the ordinary course of business.

  (vii) The redemption on November 1, 1993, of $332.5 million aggregate principal amount of the Company's 14-1/2% senior subordinated debentures due November 1, 2000. (This resulted in an extraordinary charge of approximately $27.2 million, net of tax, in the accompanying 1993 consolidated statement of operations.)

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


NOTE C--LONG-TERM DEBT




Long-term debt consisted of the following:


(In thousands)                                                1994       1993
                                                           ---------  ----------

1994 Credit Agreement, secured by certain
  equipment and capital stock of a subsidiary,
  variable interest rate, payable in varying amounts
  through 1999                                             $345,000    $     --

1993 Credit Agreement, secured by certain real estate,
  equipment and capital stock of a subsidiary,
  variable interest rate, payable in varying amounts
  through 2000                                                   --     325,000

Mortgage loan payable to insurance company, secured by
  certain real estate, 10.99% to 11.21%, payable in
  varying amounts through 2003                              154,195     168,072

Senior subordinated notes, 9-1/8%, due 2003                 173,655     200,000

Other senior debt, 10% to 12%, payable in varying
  amounts through 2004                                        1,550       3,033
                                                           ---------   ---------
                                                            674,400     696,105
Less portion classified as current liability                (20,269)    (55,978)
                                                           ---------   ---------
                                                           $654,131    $640,127
                                                           =========   =========

On November 18, 1994, the Company entered into the 1994 Credit Agreement which is a five-year revolving credit facility providing borrowings initially of up to $420 million which replaced the 1993 Bank Credit Agreement and the 1994 Multi-Draw Credit Agreement. The commitment for available borrowings is reduced every six months beginning on June 15, 1995, with final maturity on November 18, 1999. At November 26, 1994, there were borrowings of $345 million against the agreement as well as standby letters of credit of $20.6 million. The Company had $54.4 million available for borrowing under this agreement at the end of fiscal 1994. The 1994 Credit Agreement is secured by substantially all of the equipment of the Company and all capital stock of the Company's subsidiary. The loans under the agreement bear interest at fluctuating rates of either (1) an alternate base rate plus 0.0% to 0.5% per annum, fluctuating with the debt to capitalization ratio, (8-1/2% at November 26, 1994) or (2) LIBOR plus 0.35% to 1.50% per annum, fluctuating with the debt to capitalization ratio, (6-5/8% at November 26, 1994). In addition to the scheduled commitment reductions, 75% of the proceeds of certain asset sales will further reduce the commitment for available borrowings. The 1994 Credit Agreement contains a number of customary covenants, including, but not limited to, a minimum net worth covenant, a minimum interest coverage ratio, a maximum debt to capitalization ratio, and limitations on capital expenditures and lease payments. The Company is also prohibited from paying dividends on its common and preferred stock.

The 1993 Credit Agreement originally consisted of $325 million in term loans and a revolving credit facility providing for borrowings of up to $85 million. Indebtedness under this agreement was repaid on November 18, 1994, in connection with the 1994 Credit Agreement, resulting in an extraordinary charge of approximately $7.7 million, net of tax, in the accompanying 1994 consolidated statement of operations.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


On April 20, 1993, as part of the Recapitalization Plan described in Note B, the Company issued senior subordinated notes. The senior subordinated notes are unsecured obligations, subordinated to substantially all indebtedness of the Company, and mature on April 15, 2003. Interest is payable on April 15 and October 15 of each year at 9-1/8% per annum. The senior subordinated notes are callable after April 15, 1998, at 104.5625% face value declining ratably to par on and after April 15, 2000. The senior subordinated notes contain certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, issue preferred stock of subsidiaries, issue guarantees and pledges of subsidiaries, engage in transactions with stockholders and affiliates, create payment restrictions affecting subsidiaries and engage in mergers and consolidations.

During 1994, the Company had borrowed $25 million under the 1994 Multi-Draw Credit Agreement to repurchase and retire $26.3 million aggregate principal amount of the 9-1/8% senior subordinated notes resulting in an extraordinary gain of approximately $.5 million, net of tax, in the accompanying 1994
consolidated statement of operations.   The 1994 Multi-Draw Credit Agreement was
prepaid on November 16, 1994, in connection with the 1994 Credit Agreement.

The Company has a mortgage loan with an insurance company secured by certain real estate. The Company made a $50 million mortgage loan prepayment on March 16, 1993, in connection with the Recapitalization Plan described in Note B resulting in an extraordinary charge of approximately $1.2 million, net of tax, in the accompanying 1993 consolidated statement of operations. The mortgage loan is secured by land, land improvements and buildings having a net book value of approximately $364.9 million at November 26, 1994.

The Company defeased certain industrial revenue bonds during fiscal 1988 by placing government securities in an irrevocable trust. Such industrial revenue bond debt is considered to be extinguished and does not appear as a liability in the accompanying consolidated balance sheets. Bonds in the amount of $15.6 million are outstanding as of November 26, 1994.

Scheduled maturities of long-term debt, including sinking fund requirements, are:

                                             (In thousands)

                           1995              $  20,269
                           1996                 34,592
                           1997                 58,653
                           1998                 70,529
                           1999                261,468
                           Thereafter          228,889
                                             ---------
                                             $ 674,400
                                             =========


Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)

Note D--Shareholders' Equity

In connection with the initial public offering described in Note B, the Company's articles of incorporation were amended, among other things, to redefine the classes of Common Stock, $.01 par value. Therefore, Class A Common Stock (3,195,000 shares) became Voting Common Stock, Class B Common Stock (425,000 shares) became Non-Voting Class B Common Stock and Class D Stock (2,250,000 shares) became Non-Voting Class A Common Stock. The total number of shares of all classes of Common Stock which the Company has the authority to issue is 160,000,000, consisting of 150,000,000 shares of Voting Common Stock, 5,000,000 shares of Non-Voting Class A Common Stock and 5,000,000 shares of Non-Voting Class B Common Stock. All classes of Common Stock are substantially identical except for voting rights. Shares of Non-Voting Class A Common Stock are convertible at the option of the holder, subject to certain restrictions, into a like number of shares of Voting Common Stock. During 1994, 1,125,000 outstanding shares of Non-Voting Class B Common Stock were converted into a like number of shares of Voting Common Stock under a similar right of conversion. In the event of liquidation, all distributions on the Common Stock of the Company are payable to all classes of Common Stock in a like manner.

Masco Capital, an affiliate of one of the Company's suppliers, owns 100% of the Company's Cumulative Preferred Stock ("Preferred Stock"). The terms of the Preferred Stock provide for dividends at an annual rate of eight percent until 2008 (at which time the rate increases) on a cumulative basis, whether or not declared. At November 26, 1994, cumulative undeclared dividends on the Preferred Stock were $26.5 million ($65.15 per share). Prior to August 1, 1994, the Preferred Stock was convertible into Common Stock. Each share of Preferred Stock is generally entitled to 5.9994 votes on all matters on which holders of Common Stock are entitled to vote.

The Company has 332,000 warrants outstanding as of November 26, 1994. Each warrant entitles the holder thereof, to purchase four shares of the Common Stock of Payless at an exercise price of $11.11 per share, subject to adjustment in certain events. The Company has filed a registration statement covering the shares into which the warrants are exercisable and intends to maintain the effectiveness of such registration statement until November 1, 1996.

The Payless Cashways 1992 Incentive Stock Program (the Program) has been established to attract and retain outstanding individuals in certain key positions. The Program provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards and performance units. All new grants after July 15, 1992, were under the Program. The aggregate number of shares of Common Stock reserved for issuance under the Program is equal to the sum of (1) the greater of (a) 3,500,000 shares of Common Stock or (b) 5% of the sum of (i) the Common Stock outstanding at the end of any fiscal year during the term of the Program and (ii) the Common Stock reserved for issuance upon exercise or conversion of any options, warrants or Preferred Stock outstanding at the end of any fiscal year during the term of the Program; plus (2) any shares which remain available under the Plan (defined below) or which are subject to options or awards outstanding on July 15, 1992, and which expire, terminate or are cancelled after such date. The exercise price for any incentive stock options will be at least 100% of the fair market value of the Common Stock at the date of grant. The exercise price for any non-qualified stock options will be at least 85% of the fair market value of the Common Stock at the date of grant.

The Company has adopted an option plan for non-employee directors (the "Director Option Plan"). Under the Director Option Plan, each non-employee director is granted an option of $100,000 worth of the Company's Common Stock, valued on the date on which the director is first elected, for an aggregate exercise price of $100,000. In addition, each non-employee director will receive an option to purchase 1,000 shares of Common Stock on the date immediately following the Company's Annual Meeting so long as such non-employee director continues to serve on the Company's Board of Directors. The exercise price for the annual options will be the fair market value of the Company's Common Stock on such anniversary date. Options granted under the Director Option Plan may be exercised six months and one day after the grant date and expire on the earlier of (a) 10 years after the date of grant, or (b) 1 year after the date on which the director ceases to be a member of the Company's Board of Directors. An aggregate of 350,000 shares of Common Stock are reserved for issuance under the Director Option Plan.

The 1988 Payless Cashways, Inc. Employee Stock Plan (the Plan) provided for the conversion of options to purchase shares of the predecessor company Common Stock into options to purchase shares of the successor company Common Stock, and for the granting of options for the purchase of up to 1,643,781 shares of Common Stock and awards of up to approximately 183,000 shares of restricted stock. One-third of the options were performance-based and two-thirds vested without regard to performance tests. All unvested options under the Plan vested as of March 15, 1993, with the initial public offering described at Note B. The exercise price for options was the fair market value of the Company's Common Stock on the date of grant. After adoption of the Program (defined above), no further grants were made pursuant to the Plan.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


There were 33,600 shares of Restricted Stock, granted under the Program, outstanding as of November 26, 1994. The shares of Restricted Stock are subject to certain transfer restrictions and vest in February, 1997.

The following sets forth details of shares under options for all three plans:


                                   1992 Incentive             1988 Employee
                                   Stock Program                Stock Plan              Director Option Plan
                               --------------------       --------------------        -------------------------
                                Number      Average        Number      Average         Number           Average
                               Of Shares     Price        Of Shares     Price         Of Shares          Price
                               ---------    -------       ---------    -------        ---------         -------

Fiscal Year 1992:

  Options granted                10,881   $  12.00          412,918    $ 12.31               --        $     --

  Options exercised                  --         --          (47,921)      6.69               --              --

  Options terminated or
    cancelled                        --         --          (69,982)     11.93               --              --
                              ----------  ---------       ----------   -------        ----------       ---------

  Options outstanding at
    November 28,  1992           10,881   $  12.00        2,527,528    $  9.61               --        $     --
                              ==========  =========       ==========   =======        ==========       =========

  Options exercisable at
    November 28, 1992             3,920   $  12.00        2,354,023    $  9.40               --        $     --
                              ==========  =========       ==========   =======        ==========       =========


Fiscal Year 1993:

  Options granted             1,440,048   $  12.22               --    $   --             48,692        $  14.38

  Options exercised              (3,300)     12.00         (238,788)     9.00                --              --

        Options terminated or
    cancelled                   (45,580)     12.24          (35,419)     17.42               --              --
                              ----------  ---------       ----------   -------        ----------       ---------

  Options outstanding at
    November 27, 1993         1,402,049   $  12.22        2,253,321    $  9.55            48,692       $  14.38
                              ==========  =========       ==========   =======        ==========       =========

  Options exercisable at
    November 27, 1993            88,838   $  12.00        2,253,321    $  9.55            48,692       $  14.38
                              ==========  =========       ==========   =======        ==========       =========


Fiscal Year 1994:

  Options granted               963,758   $  14.60               --    $    --             8,000       $  15.88

  Options exercised              (8,356)     11.98         (283,495)      7.85                --             --

  Options terminated or
    cancelled                  (283,626)     12.67           (8,784)     11.34                --             --
                              ----------  ---------       ----------   -------        ----------       ---------

  Options outstanding at
    November 26, 1994         2,073,825   $  13.26        1,961,042    $  9.79            56,692       $  14.59
                              ==========  =========       ==========   =======        ==========       =========

  Options exercisable at
    November 26, 1994          346,159    $  12.18        1,961,042    $  9.79            56,692       $  14.59
                              ==========  =========       ==========   =======        ==========       =========


Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


NOTE E-INCOME TAXES

Income taxes for the years ended November 26, 1994, and November 27, 1993, were allocated to income before equity in loss of joint venture and extraordinary item, and to the extraordinary item for early extinguishment of debt; see Note
C. For the year ended November 26, 1994, the income tax benefit allocated to the extraordinary item was $4,829,000; the income tax expense allocated to income before equity in loss of joint venture and extraordinary item was $41,808,000. A credit of $148,000 to additional paid-in capital reflected the tax effect of the excess tax deduction for employee stock options over the expense recognized for financial reporting purposes. For the year ended November 27, 1993, the income tax benefit allocated to the extraordinary item was $18,267,000; the income tax expense allocated to income before extraordinary item was $16,170,000.

Income taxes for the year ended November 28, 1992, were allocated to the loss before the cumulative effect of change in accounting principle and to the cumulative effect of adopting Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions"; see Note G. The income tax benefit allocated to the cumulative effect was $3,556,000; the income tax expense allocated to the loss before the cumulative effect of a change in accounting principle was $2,780,000.

Included in the Company's 1993 deferred income tax expense was a charge of $1.1 million to reflect the cumulative impact of the corporate income tax rate changes enacted by the Omnibus Budget Reconciliation Act of 1993.

Income tax expense attributable to the income (loss) before equity in loss of joint venture, extraordinary item and cumulative effect of change in accounting principle consisted of the following:

(In thousands)

                                   1994         1993          1992
                                 --------     --------     ---------

Currently payable
  Federal                        $ 29,636     $  6,045     $  3,472
  State                             4,419        1,284          934
                                 --------     --------     ---------
                                   34,055        7,329        4,406
Deferred
  Federal                           7,288        8,311       (1,529)
  State                               465          530          (97)
                                 --------     --------     ---------
                                    7,753        8,841       (1,626)
                                 --------     --------     ---------
                                 $ 41,808     $ 16,170     $  2,780
                                 ========     ========     =========

The differences between actual income tax expense and the amount computed by applying the statutory federal income tax rate to the income (loss) before income taxes, equity in loss of joint venture, extraordinary item and cumulative effect of a change in accounting principle, were as follows:

                                            1994          1993         1992
                                          --------      --------     ---------

Federal statutory rate                      35.0 %        34.0 %      (34.0) %
State income taxes,
   net of federal tax benefit                4.0           6.9          7.2
Amortization of goodwill                     4.7          17.1         71.2
Permanent tax differences                    (.1)           .7         15.6
Tax credits                                  (.2)         (1.2)       (14.3)
Cumulative impact of corporate income
   tax rate change                            --           4.8           --
Other                                         --            .3         (1.0)
                                           -------      --------      --------
                                            43.4 %        62.6 %       44.7  %
                                           =======      ========      ========

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


The tax effects of temporary differences and tax credits that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

(In thousands)                                                        1994         1993
                                                                   ----------   ----------

Deferred tax assets:
Insurance reserves                                                 $  9,572     $   9,399
Retirement, deferred compensation, restricted stock
    and stock option plans                                            6,446         6,403
benefits                                                              4,796         4,348
Vacation reserves                                                     4,583         4,225
Reserves for bad debts                                                2,721         2,757
Tax credit carryforwards                                                 --         5,924
Other                                                                 1,820         3,538
                                                                   ----------   ----------
                               Total deferred tax assets              29,938       36,594
                               Less valuation allowance                   --           --
                                                                   ----------   ----------
                               Net deferred tax assets                29,938       36,594
                                                                   ----------   ----------
Deferred tax liabilities:
Land, buildings and equipment                                        (68,368)     (67,969)
Acquisition fees                                                     (15,464)     (15,464)
Inventory basis difference                                            (5,248)      (4,144)
Other                                                                 (3,438)      (3,844)
                                                                   ----------   ----------
                              Total deferred tax liabilities         (92,518)     (91,421)
                                                                   ----------   ----------
                              Net deferred tax liability           $ (62,580)   $ (54,827)
                                                                   ==========   ==========



NOTE F--PENSION PLANS

The Company has non-contributory defined benefit pension plans covering substantially all full-time employees. Benefits under the plans are based on years of service and an employee's average compensation. The Company's funding policy is to contribute annually the amount actuarially determined to provide the plan with sufficient assets to meet future benefit payment requirements. Assets of the pension plans are maintained in trust funds.

The Company also has a supplemental pension plan covering certain of its officers. The plan is an unfunded, non-contributory defined benefit pension plan. Benefits under the plan are based on years of service, age and the employee's average compensation.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


Net pension cost included the following components:
(In thousands)                                                 1994         1993         1992
                                                            ---------    ---------    ---------
Service cost - benefits earned during the period            $  4,623     $  3,717     $  3,267
Interest cost on projected benefit obligation                  3,684        3,168        2,641
Actual return on plan assets                                    (166)      (3,245)      (2,464)
Net amortization and deferral                                 (2,295)         761          299
                                                            ---------    ---------    ---------
Net periodic pension cost                                   $  5,846     $  4,401     $  3,743
                                                            =========    =========    =========

<\TABLE.
Significant assumptions used in accounting for defined benefit plans were as follows:

                                                               1994         1993         1992
                                                               ----         ----         ----

Weighted average discount rate                                 7.5%         7.5%         8.5%
Rate of increase in future compensation levels                 5.0%         5.0%         6.0%
Expected long-term rate of return on plan assets               8.5%         8.5%         8.5%

The following table sets forth the plans' funded status and amounts recognized in the consolidated balance sheets:


(In thousands)                                                        1994                          1993
                                                           ---------------------------    ----------------------------
                                                                         Supplemental                    Supplemental
                                                             Pension        Pension          Pension        Pension
                                                              Plans          Plan             Plans          Plan
                                                           ----------    ------------     -----------    -------------

Actuarial present value of benefit obligations:
  Accumulated benefit obligation
    Vested                                                 $  34,849       $  4,880       $ 29,358       $   2,510
    Non-vested                                                 3,066            486          3,778           1,606
                                                           ----------      ---------      ---------      ----------
    Total                                                     37,915          5,366         33,136           4,116

  Increase in benefits due to estimated
    future compensation increases                              9,611          2,177          8,420           1,984
                                                           ----------      ---------      ---------      ----------

  Projected benefit obligation
    for service rendered to date                              47,526          7,543         41,556           6,100

  Plan assets at fair value, primarily publicly traded
    stocks and U.S. Government obligations                    33,996             --         33,126              --
                                                           ----------      ---------      ---------      ----------

  Plan assets less than
    projected benefit obligation                             (13,530)        (7,543)        (8,430)         (6,100)

  Unrecognized net loss from past
    experience different from that assumed                     6,704          1,665          3,707           1,335
  Unrecognized prior service cost                              2,375            269            361              --
  Additional minimum liability                                (1,587)            --             --              --
                                                           ----------      ---------      ---------      ----------
  Accrued pension cost included
    in other accrued expenses                              $  (6,038)      $ (5,609)      $ (4,362)      $  (4,765)
                                                           ==========      =========      =========      ==========



At November 26, 1994, an additional minimum liability of $1.6 million was recorded to reflect the excess of the unfunded accumulated benefit obligation over accrued pension costs for one of the pension plans. A corresponding asset of $1.6 million is included in other assets in the accompanying consolidated balance sheet at November 26, 1994. In January, 1995, the defined benefit pension plans were merged into a single plan.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


In addition, the Company has sponsored several defined contribution plans.
Under the Payless Cashways, Inc. Employee Savings Plan, which covers substantially all employees, the Company contributed an amount equal to a percentage of the amount contributed by employees into the plan. The employees of Somerville Lumber and Supply Co. are covered by a profit sharing plan for which contributions are made at the discretion of the Somerville Board of Directors and approval of the Company's Compensation Committee. The aggregate contributions to all defined contribution plans were $2,679,000, $2,258,000, and $2,773,000 in 1994, 1993 and 1992, respectively.


NOTE G--POST-RETIREMENT BENEFIT PLANS

The Company has certain unfunded post-retirement defined benefit plans that provide health and life insurance benefits for retirees and eligible dependents. The health plan is contributory and contains cost sharing features such as deductibles and coinsurance.

Effective December 1, 1991, the Company changed its method of accounting for post-retirement benefits other than pensions and adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions." Under Statement 106, the cost of post-retirement benefits other than pensions is recognized on an accrual basis as employees perform services. The Company elected to recognize the December 1, 1991, transition obligation as a one-time charge to earnings during the first quarter of fiscal 1992. The cumulative effect of this change in accounting principle of $6,902,000 (after reduction for income tax benefits of $3,556,000) is presented in the accompanying 1992 consolidated statement of operations.

Net post-retirement benefit cost included the following components:



(In thousands)                                                     1994           1993         1992
                                                                  -------       -------      -------

         Service cost - benefits earned during the period         $   923       $   621      $   594
         Interest cost on accumulated post-retirement
            benefit obligation                                      1,092         1,007          940
         Amortization of unrecognized loss                             48           --            --
                                                                  -------       -------      -------
         Net periodic post-retirement benefit cost                $ 2,063       $ 1,628      $ 1,534
                                                                  =======       =======      =======

The following table sets forth the plans' funded status and amounts recognized in the consolidated balance sheets:



(In thousands)                                                               1994                1993
                                                                         ---------            --------
         Accumulated post-retirement benefit obligation:
            Retirees and beneficiaries                                   $   9,830            $  8,833
            Fully eligible active plan participants                             75                 353
            Other active plan participants                                   8,113               5,738
                                                                         ---------            --------
                   Total                                                    18,318              14,924

         Plan assets at fair value                                              --                  --
                                                                         ---------            --------
         Accumulated post-retirement benefit obligation in excess of
            plan assets                                                     18,318              14,924
         Unrecognized net loss from past experience different from
            that assumed                                                     3,684               2,502
         Unrecognized prior service cost                                       932                  --
                                                                         ---------            --------
         Accrued post-retirement benefit cost included in other
            non-current liabilities                                      $  13,702            $ 12,422
                                                                         =========            ========

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


Significant assumptions used in accounting for post-retirement benefit plans were as follows:

                                                           1994    1993    1992
                                                          ------  ------  ------
     Weighted average discount rate                        7.5%     7.5%    8.5%
     Rate of increase in future compensation levels        5.0%     5.0%    6.0%
     Health-care cost trend rate                           8.5%    11.2%   13.0%



In fiscal years 1994, 1993 and 1992, the health-care cost trend rate was assumed to decrease gradually to 5.9% by the year 2001 and remain at that level thereafter. The effect of a 1.0% annual increase in these assumed health-care cost trend rates would increase the November 26, 1994, accumulated post-retirement benefit obligation by $1,021,000 and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the fiscal year ended November 26, 1994, by $67,000.


NOTE H--LEASES

The Company leases certain stores and other facilities under non-cancellable operating leases. Aggregate minimum future rentals under non-cancellable operating leases for the next five years are: 1995-- $19,038,000; 1996 -- $17,927,000; 1997 -- $13,465,000; 1998 -- $13,217,000; 1999 - $12,871,000;
thereafter -- $65,533,000. Rental expense under operating leases was $23,912,000 for 1994, $20,577,000 for 1993, and $19,600,000 for 1992.


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

Payless Cashways, Inc. and subsidiary

FIVE-YEAR OPERATIONAL SUMMARY


(Average sales per facility, number
of customers, gross square feet and
retail square feet are in thousands)                      1994        1993          1992          1991          1990
- -------------------------------------------------------------------------------------------------------------------------

Number of retail facilities                                 202           196           195           195           195
Average sales per facility                            $  13,716     $  13,284     $  12,800     $  12,242     $  11,413
Number of customers                                      60,812        60,678        62,641        62,603        59,649
Average sales per customer                            $   44.77     $   42.69     $   39.84     $   38.13     $   37.31
Number of employees                                      18,406        18,093        17,784        17,475        17,310
Average sales per employee                            $ 147,916     $ 143,167     $ 140,346     $ 136,609     $ 128,570
Gross square feet (total)                                18,730        18,095        18,013        18,054        18,000
Retail square feet (inside)                               6,223         5,955         5,784         5,747         5,723
Sales per retail square foot                          $  437.50     $  434.98     $  431.52     $  415.39     $  388.88
Percent increase in comparable-
  store sales on a 52-week basis                           3.3%          4.1%          6.4%          5.5%         10.1%





Payless Cashways, Inc. and subsidiary

FIVE-YEAR FINANCIAL SUMMARY


(In thousands, except per share amounts,
percentages and ratios)                             1994             1993             1992             1991             1990
- ---------------------------------------------------------------------------------------------------------------------------------

Net sales and other income (a)                  $ 2,733,182      $ 2,605,978      $ 2,500,364      $ 2,391,830      $ 2,229,375
Cost of merchandise sold                          1,918,674        1,824,663        1,739,396        1,663,508        1,551,133
Selling, general and administrative                 594,024          570,016          551,479          531,115          491,716
Depreciation and amortization                        58,692           56,213           55,429           57,291           58,291
Interest                                             65,571          125,247          153,780          155,066          155,056
Special charges (b)                                      --            4,000            6,500               --               --
                                                ------------     ------------     ------------     ------------     ------------
Income (loss) before income taxes                    96,221           25,839           (6,220)         (15,150)         (26,821)
Federal and state income taxes
   (benefit)                                         41,808           16,170            2,780           (1,891)          (5,576)
                                                ------------     ------------     ------------     ------------     ------------
Income (loss) before equity in loss of
   joint venture, extraordinary
   item and cumulative effect of
   change in accounting principle                    54,413            9,669           (9,000)         (13,259)         (21,245)
Equity in loss of joint venture                      (2,281)              --               --               --               --
Extraordinary item (c)                               (7,243)         (45,828)              --               --              223
Cumulative effect on prior years
   of change in accounting principle (d)                 --               --           (6,902)              --               --
                                                ------------     ------------     ------------     ------------     ------------
Net  income (loss)                              $    44,889      $   (36,159)     $   (15,902)     $   (13,259)     $   (21,022)
                                                ============     ============     ============     ============     ============

Income (loss) per common share before
   extraordinary item and cumulative
   effect of change in accounting principle     $      1.17      $       .16      $     (2.10)     $     (2.63)     $     (3.98)
Weighted average common and dilutive
   common equivalent shares outstanding              40,257           30,514            6,571            6,571            6,571
Current ratio                                          1.45             1.25             1.21             1.19             1.25
Working capital                                 $   139,128      $    85,142      $    74,911      $    65,570      $    81,882
Total assets                                    $ 1,495,882      $ 1,458,481      $ 1,466,068      $ 1,481,889      $ 1,496,939
Long-term debt                                  $   654,131      $   640,127      $   986,155      $   998,047      $ 1,017,118
Common Stock subject to puts and calls          $        --      $        --      $     6,283      $     5,621      $     8,841
Shareholders' equity                            $   435,865      $   387,311      $    10,674      $    27,031      $    36,840
Capital expenditures                            $    81,906      $    49,982      $    36,612      $    41,022      $    39,915
Income from operations before
   depreciation and amortization (e)            $   220,484      $   207,299      $   202,989      $   197,207      $   186,526



(a) Net sales and other income include gains of $5.9 million in 1994 related to settlements of 1993 flood losses.

(b) Special charges for 1993 consisted of costs associated with the elimination of a layer from the Company's field management organization. Special charges for 1992 consisted of fees and expenses incurred in connection with the Company's withdrawn recapitalization plan.

(c)  Represents gains (losses) on early extinguishment of debt.

(d) Effective December 1, 1991, the Company changed its method of accounting for post-retirement benefits other than pensions.

(e) Income from operations before depreciation and amortization is utilized by the Company as a measure for managing cash flow in its day-to-day operations and in financial covenants required to be maintained under the 1994 Credit Agreement relating to interest coverage and net worth.