Form 10-K, Exhibit 13
period 1995-11-25
PAYLESS CASHWAYS INC
filed 1996-02-22
CIK 76744

                                                                    Exhibit 13.1

ABOUT THE COMPANY

     [This section not included in the EDGARized exhibit.]




TO OUR SHAREHOLDERS

     [Shareholder letter not included in the EDGARized exhibit.]

TO OUR SHAREHOLDERS (cont'd.)



     [Shareholder letter is not included in the EDGARIzed exhibit.]

TO OUR SHAREHOLDERS (cont'd.)



     [Shareholder letter is not included in the EDGARIzed exhibit.]

Payless Cashways, Inc. and subsidiary

QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(In thousands, except per share amounts)



                                                                     First           Second             Third           Fourth
Fiscal Year Ended November 25, 1995                                 Quarter          Quarter           Quarter          Quarter
-------------------------------------------------------------------------------------------------------------------------------

Income
     Net sales                                                    $ 556,218         $ 711,679        $ 737,237         $ 675,052
     Other income                                                     1,344             1,517            1,357             1,266
                                                                  --------------------------------------------------------------
                                                                    557,562           713,196          738,594           676,318

Costs and expenses
     Cost of merchandise sold                                       389,065           513,418          530,402           479,735
     Selling, general and administrative                            142,669           158,984          159,272           158,664
     Provision for depreciation and amortization                     14,689            15,083           15,567            15,017
     Interest expense                                                15,273            15,573           15,247            14,974
     Special charges                                                     --                --               --           153,667
                                                                  --------------------------------------------------------------
                                                                    561,696           703,058          720,488           822,057
                                                                  --------------------------------------------------------------
     INCOME (LOSS) BEFORE INCOME TAXES                               (4,134)           10,138           18,106          (145,739)

Federal and state income taxes                                       (1,770)            4,550            8,985           (16,676)
                                                                  ---------------------------------------------------------------

Income (loss) before equity in loss of joint venture                 (2,364)            5,588            9,121          (129,063)

Equity in loss of joint venture                                      (1,500)             (975)            (975)           (8,381)
                                                                  ---------------------------------------------------------------

                                        NET INCOME (LOSS)         $  (3,864)        $   4,613        $   8,146         $(137,444)
                                                                  ===============================================================


Net income (loss) per common share                                $    (.13)        $     .08        $     .17        $    (3.48)
                                                                  ================================================================

Weighted average common and dilutive common
   equivalent shares outstanding                                     39,878            40,092           40,116            39,914
                                                                  ==============================================================


A lower-than-anticipated rate of inflation decreased the LIFO inventory provision, after tax, by $.9 million, or $.02 per share, in the fourth quarter. Special charges reflected in the fourth quarter consist of costs associated with the closing of six stores, the sale of a distribution center and the reorientation of several stores to concentrate on the professional customer. Fourth quarter equity in loss of joint venture includes the $8.0 million, or $.20 per common share, loss on the sale of the Company's Mexican joint venture investment.


Payless Cashways, Inc. and subsidiary

QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited) (cont'd.) (In thousands, except per share amounts)



                                                                     First           Second             Third           Fourth
Fiscal Year Ended November 26, 1994                                 Quarter          Quarter           Quarter          Quarter
-------------------------------------------------------------------------------------------------------------------------------

Income
    Net sales                                                    $ 542,053         $ 734,215        $ 744,112         $ 702,159
    Other income                                                     1,256             2,711            2,008             4,668
                                                                 --------------------------------------------------------------
                                                                   543,309           736,926          746,120           706,827

Costs and expenses
    Cost of merchandise sold                                       375,281           518,659          530,402           494,332
    Selling, general and administrative                            137,882           156,358          149,569           150,215
    Provision for depreciation and amortization                     14,298            14,565           15,116            14,713
    Interest expense                                                16,605            16,463           16,348            16,155
                                                                 --------------------------------------------------------------
                                                                   544,066           706,045          711,435           675,415
                                                                 --------------------------------------------------------------
         INCOME (LOSS) BEFORE INCOME TAXES                            (757)           30,881           34,685            31,412

Federal and state income taxes                                         (76)           13,481           15,635            12,768
                                                                 --------------------------------------------------------------

Income (loss) before equity in loss of joint venture and
   extraordinary item                                                 (681)           17,400           19,050            18,644

Equity in loss of joint venture                                         --              (444)            (705)           (1,132)
                                                                 ---------------------------------------------------------------

Income (loss) before extraordinary item                               (681)           16,956           18,345            17,512

Extraordinary item:  early extinguishment of debt                       --                55              288            (7,586)
                                                                 ---------------------------------------------------------------

                                 NET INCOME (LOSS)               $    (681)        $  17,011        $  18,633         $   9,926
                                                                 ==============================================================

Income (loss) per common share before extraordinary item         $    (.05)        $     .38        $     .42         $     .40

Extraordinary item:  early extinguishment of debt                       --                --              .01              (.19)
                                                                 ---------------------------------------------------------------

Net income (loss) per common share                               $    (.05)        $     .38        $     .43         $     .21
                                                                 ==============================================================

Weighted average common and dilutive common
   equivalent shares outstanding                                    39,628            41,013           40,320            40,066
                                                                 ==============================================================


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


                                                                                             Fiscal Year Ended
                                                                                Nov. 25,         Nov. 26,          Nov. 27,
                                                                                  1995             1994              1993
                                                                              -------------------------------------------

OPERATING DATA (PERCENT OF NET SALES):
Net sales.......................................................                  100.0 %           100.0 %          100.0 %
Other income....................................................                     .2                .4               .2
Cost of merchandise sold........................................                   71.4              70.5             70.2
Selling, general and administrative.............................                   23.1              21.8             21.9
Provision for depreciation and amortization.....................                    2.2               2.2              2.2
Interest expense................................................                    2.3               2.4              4.8
Special charges.................................................                    5.7                --               .1
                                                                              --------------------------------------------

Income (loss) before income taxes...............................                   (4.5)              3.5              1.0
Federal and state income taxes..................................                    (.2)              1.6               .6
Equity in loss of joint venture.................................                    (.4)              (.1)              --
                                                                              --------------------------------------------

Income (loss) before extraordinary item.........................                   (4.8)              1.9               .4
Extraordinary item..............................................                     --               (.3)            (1.8)
                                                                              ---------------------------------------------
Net income (loss)...............................................                   (4.8)%             1.6 %           (1.4)%
                                                                              ==============================================


SALES

Net sales decreased 1.6% for fiscal 1995 from fiscal 1994, and increased 4.7% for fiscal 1994 over fiscal 1993. Comparable-store sales (sales from stores that have been open one full year) decreased by 4.5% for fiscal 1995, and increased 3.3% for fiscal 1994. Net sales for 1995 were negatively impacted by deflated lumber costs, a slower housing environment, softness in consumer spending, competitive pressures and, in a number of markets, an excess of retail space devoted to the sale of building materials. Sales from professional customers declined 1.9% in fiscal 1995 compared to double-digit gains in the past several years. Six new stores were opened during 1995 and seven stores were opened during 1994. Net sales for 1994 increased over the prior year primarily as a result of the growth in business from professional customers.

Other income for fiscal year 1994 includes gains of $5.9 million related to settlements of 1993 flood losses.

COSTS AND EXPENSES

The cost of merchandise sold, as a percent of sales, was 71.4% in fiscal 1995, 70.5% in fiscal 1994 and 70.2% in fiscal 1993. The increase in 1995 was primarily due to the Company's pricing initiatives while the increase in 1994 was due primarily to the growth in sales to the professional customer whose merchandise purchases include a higher percentage of commodity goods at margin rates somewhat lower than the Company average. The LIFO provision in fiscal 1995 was $4.2 million compared to $3.1 million in fiscal 1994 and $2.0 million in fiscal 1993, reflecting only slightly increased inflation rates in all three years.

Selling, general and administrative expenses, as a percent of sales, were 23.1%, 21.8%, and 21.9% for fiscal 1995, 1994 and 1993, respectively. The primary reasons for the 1995 increase over 1994 selling, general and administrative expenses were costs associated with new stores and investment in approximately two-hundred outside sales people. Lower sales in 1995 also contributed to the increase in selling, general and administrative expenses as a percent of sales.

Payless Cashways, Inc. and subsidiary

MANAGEMENT'S  DISCUSSION AND ANALYSIS OF THE
FINANCIAL  CONDITION AND RESULTS OF
OPERATIONS (cont'd.)


Interest expense decreased to $61.1 million in fiscal 1995 from $65.6 million in fiscal 1994, due to retirement of long-term debt and lower interest rates. Interest expense for 1994 decreased from $125.2 million in fiscal 1993 due primarily to the retirement of long-term debt in connection with a recapitalization plan ("Recapitalization Plan") described below in Financing Activities.

On December 15, 1995, the Company announced a restructuring plan which included the closing of six underperforming stores on December 30, 1995, the sale of an underutilized distribution center on December 22, 1995, and, during the first quarter of fiscal 1996, the reorientation of several stores to concentrate on the professional customer. The plan is expected to be completed during fiscal 1996, with the possible exception of completing all real estate sales. A pretax special charge of $153.7 million was recorded in the fourth quarter of fiscal 1995 to reflect costs associated with the restructuring. The Company expects the restructuring and the sale of the joint venture investment, described below, to have an approximately $10 million positive impact on 1996 net earnings. Cash store closing costs are expected to represent approximately $10 million. Over time, the restructuring plan is expected to provide approximately $45 million of cash benefit, including proceeds from real estate sales, tax benefits and reduced working capital. Those proceeds will be used to reduce debt and to fund capital expenditures. Additional details on the restructuring costs are set forth in Note I to the Consolidated Financial Statements.

At the end of 1993, the Company decided to eliminate a layer of management in the field organization and recognized a special charge of $4.0 million in the fourth quarter of 1993 to reflect the associated costs. The elimination of this management layer took place in January 1994.

NET INCOME (LOSS)

The Company had a loss before extraordinary item of $128.5 million in 1995 compared to income before extraordinary item of $52.1 million and $9.7 million in fiscal 1994 and 1993, respectively. The 1995 loss before extraordinary item reflects the pretax special charge of $153.7 million ($133.1 million net of tax) in connection with the restructuring discussed above. Both 1995 and the 1994 results reflect the Company's share in its Mexican joint venture's operating loss prior to the sale of this investment in October 1995. The 1995 equity in the loss of joint venture also includes an $8.0 million, pretax, loss on the sale of this investment. Without the restructuring charge and the sale of the Mexican investment, income before extraordinary item for 1995 would have been $12.5 million, a decrease from 1994 income before extraordinary item of $52.1 million due to lower sales and higher expense levels.




COMPARATIVE OPERATING DATA                                                  Fiscal Year Ended November 25, 1995
                                                                       --------------------------------------------
                                                                             Pro Forma              Historical
                                                                            (Excluding              (Including
(In thousands, except per share amounts)                                 Special Charges)        Special Charges)
                                                                       --------------------------------------------


Net sales and other income                                                $   2,685,670           $   2,685,670

Income from operations before depreciation and  amortization              $     153,461           $        (206)

Income (loss) before extraordinary item                                   $      12,499           $    (128,549)

Income (loss) per common share before extraordinary item                  $        0.17           $       (3.36)

Average common shares outstanding                                                39,904                  39,904



The increase in 1994 income before extraordinary item over 1993 is attributable to reduced interest expense as a result of 1993 long-term debt retirements related to the Recapitalization Plan and improved operating results The 1994 net income reflects an extraordinary charge of $7.7 million, net of tax, in connection with the write-off of previously deferred financing costs as a result of refinancing the Company's bank credit agreement and a $.5 million extraordinary gain from the redemption of $26.3 million aggregate principal amount of its Senior Subordinated Notes. The 1993 net loss also includes $4.0 million ($2.5 million net of tax) of costs associated with the elimination of a field management layer in early 1994, and a $45.8 million extraordinary charge, net of tax, related to the early extinguishment of debt in connection with the Recapitalization Plan.

Payless Cashways, Inc. and subsidiary

MANAGEMENT'S  DISCUSSION AND ANALYSIS OF THE
FINANCIAL  CONDITION AND RESULTS OF
OPERATIONS (cont'd.)


The effective tax rates for fiscal 1995, 1994 and 1993 were different from the 35% (34% in 1993) federal statutory rate primarily because the amortization of costs in excess of net assets acquired (goodwill) is non-deductible. Additionally, $1.2 million was charged to income tax expense in the third quarter of 1993 to reflect the cumulative impact of the corporate income tax rate changes enacted by the Omnibus Budget Reconciliation Act of 1993.

Effects of Inflation
--------------------

The Company's inflation rates, included in the cost of merchandise sold, for fiscal 1995, 1994 and 1993, were comparable. Approximately 83% of the Company's inventory is valued using the LIFO inventory accounting method; therefore, current costs are reflected in the cost of merchandise sold, rather than in inventory balances. During 1995, the Company experienced price deflation in its lumber inventory which is valued using the FIFO inventory accounting method. The Company estimates that this price deflation had a negative 1.6% impact on comparable-store sales.

Financing Activities
--------------------

In November 1995, the Company amended and restated its five-year, $420 million credit agreement (the "Amended Credit Agreement") to include a $40.0 million term loan and to reduce the revolving credit facility to $380.0 million. As part of the amendment, various covenants were modified and interest rates were increased. In addition, in 1995 the Company entered into an interest rate cap limiting the interest rates on $100 million of its floating rate debt to 8% LIBOR through January 20, 1998. Also, during 1995, the Company entered into an interest rate swap agreement under which it agreed to pay quarterly a 6-9/16% fixed rate of interest effective December 1, 1995, through December 1, 1999 in exchange for quarterly receipt of LIBOR on $36,000,000.

On December 22, 1995, the Company made a $16.5 million mortgage loan prepayment in connection with the sale of a distribution center described below and in Note I to the Consolidated Financial Statements.

In November 1994, the Company entered into a $420 million credit agreement to replace its existing bank credit agreement and a multi-draw credit agreement. Also during 1994, the Company repurchased and retired $26.3 million aggregate principal amount of Senior Subordinated Notes with $25 million borrowed under the multi-draw credit agreement.

In 1993, the Company developed and executed the Recapitalization Plan which consisted of a series of transactions, completed during 1993, designed to increase shareholder's equity, reduce the Company's debt and interest expense, improve the Company's access to capital markets and improve the Company's operating and financial flexibility. See Note B to the Consolidated Financial Statements for further discussion of the Recapitalization Plan.

At November 25, 1995, Payless had approximately $640.1 million of indebtedness. Payless expects from time to time to incur additional seasonal indebtedness.

Liquidity and Capital Resources
-------------------------------

The Company's principal source of cash is from operations. Cash provided by operating activities was $108.2 million for fiscal 1995, compared to $117.3 million for fiscal 1994 and $109.0 million for fiscal 1993. The primary reason for the 1995 decrease in cash provided by operating activities was decreased operating income. The primary reason for the 1994 increases in cash provided by operating activities was increased operating income, resulting primarily from reduced cash interest payments.

Borrowings are available under the Amended Credit Agreement to supplement cash generated by operations. At November 25, 1995, $83.9 million was available for borrowing. Working capital was $98.4 million and $139.1 million at the end of fiscal 1995 and fiscal 1994, respectively. The current ratio was 1.29 to 1 and
1.45 to 1 at the end of fiscal 1995 and fiscal 1994, respectively. The primary reasons for the decrease in working capital and the current ratio were decreased levels of inventory and increased reserves accrued in connection with the restructuring discussed earlier. The Company's inventory levels are at the lowest levels during the seasonally low sales months of December through February and are at the highest levels during the peak selling seasons of May through September. During the peak period, inventory is financed by cash from operations and trade accounts payable. During the winter months, inventory is financed by cash from operations, trade accounts payable and borrowings under the Amended Credit Agreement, as needed. The Company believes that cash generated from operations and borrowings under the

Payless Cashways, Inc. and subsidiary

MANAGEMENT'S  DISCUSSION AND ANALYSIS OF THE
FINANCIAL  CONDITION AND RESULTS OF
OPERATIONS (cont'd.)


Amended Credit Agreement will adequately meet its working capital needs, debt service and other obligations which will become due in fiscal 1996.

During 1995, the Company's primary investing activities continued to be capital expenditures for new and existing stores and distribution centers. The Amended Credit Agreement governs the amount of capital expenditures which can be made and decreases capital expenditures to $35 million and $30 million in fiscal 1997 and 1998, respectively. The Company spent approximately $67.3 million, $81.9 million and $50.0 million in fiscal 1995, 1994 and 1993, respectively, for new stores, renovated stores and distributions centers, and equipment. During 1995, six new stores were opened and two stores were sold. The Company intends to finance fiscal 1996 budgeted capital expenditures of approximately $55 million, consisting primarily of strategic initiatives, renovation of existing stores, and additional equipment, with funds generated from operations. During fiscal 1996, the Company will shift its emphasis from new store openings to an initiative that further addresses the needs of professional and do-it-yourself customers. Several stores will be reoriented to concentrate on the professional customer. Also in support of the professional, the Company acquired a door and trim manufacturer based in Phoenix, Arizona, during January 1996 and plans to expand the manufacturing capability of one of its existing door plants. The Company plans to add to its merchandise assortment to address do-it-yourself customer demands for more choices of price, style and quality. The Company expects to lease one new store in 1996.

During fiscal 1995, the Company also invested $9.3 million in its joint venture, Total Home de Mexico, S.A. de C.V., prior to the sale of this investment in October 1995. Significant changes in the Mexican economy caused the Company to reassess its position and sell its Mexican investment to an affiliate of its former joint venture partner.

The Company's most significant financing activity is and will continue to be the retirement of indebtedness. Although the Company's consolidated indebtedness is and will continue to be substantial, management believes that based upon management's analysis of the Company's financial condition, the cash flow generated from operations during the past 12 months and the expected results of operations in the future, cash flow from operations and borrowings under the Amended Credit Agreement should provide sufficient liquidity to meet all cash requirements for the next 12 months without additional borrowings.

During fiscal 1995, the covenants relating to the $420 million credit agreement and certain lease agreements were amended. The covenants relating to, among other things, the maximum debt to earnings before interest, taxes, depreciation, and amortization (EBITDA) ratios and minimum interest coverage ratios were adjusted. Compliance with these covenants is determined on a "rolling four-quarter" basis. First quarter 1996 results to date have not met the Company's expectations and are likely to be below results for the same quarter of the prior year. In order to achieve compliance with these covenants during 1996, the Company's operating results must substantially meet management's expectations for the remainder of 1996. Management currently expects that it will achieve compliance with these covenants throughout 1996; however, factors beyond management's control, including economic conditions, lumber prices, competitive conditions and weather, could cause noncompliance. If compliance with these covenants is not achieved, the Company may be required to renegotiate its existing covenants with lenders or to refinance borrowings. During the past several years the Company has been able to negotiate operating flexibility with its lenders, although future success in achieving any such renegotiations or refinancings, or the specific terms thereof, including interest rates, capital expenditure limits or borrowing capacity, cannot be assured.

Forward-looking statements in this Annual Report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made above. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: consumer spending and debt levels; interest rates; housing activity, including existing home turnover and new home construction; lumber prices; product mix; sale of certain real estate; growth of certain market segments; competitive pressure on sales and pricing, and an excess of retail space devoted to the sale of building materials. Additional information concerning those and other factors is contained in the Company's Securities and Exchange Commission filings, including but not limited to the Form 10-K, copies of which are available from the Company without charge.

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


s/David Stanley                        s/Stephen A. Lightstone
-------------------------------        ----------------------------------------
David Stanley                          Stephen A. Lightstone
Chairman of the Board                  Senior Vice President-Finance/Treasurer
and Chief Executive Officer            and Chief Financial Officer


INDEPENDENT AUDITORS' REPORT

The Board of Directors
Payless Cashways, Inc.:

We have audited the accompanying consolidated balance sheets of Payless Cashways, Inc. and subsidiary as of November 25, 1995, and November 26, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended November 25, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above represent fairly, in all material respects, the financial position of Payless Cashways, Inc. and subsidiary as of November 25, 1995 and November 26, 1994, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended November 25, 1995 in conformity with generally accepted accounting principles.


                                                   s/KPMG Peat Marwick LLP

Kansas City, Missouri
January 9, 1996

Payless Cashways, Inc. and subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                           Fiscal Year Ended
                                                                        November 25,         November 26,         November 27,
(In thousands, except per share amounts)                                    1995                 1994                 1993
-------------------------------------------------------------------------------------------------------------------------------

Income
     Net sales                                                          $   2,680,186        $   2,722,539        $   2,601,003
     Other income--Note A                                                       5,484               10,643                4,975
                                                                        -------------------------------------------------------
                                                                            2,685,670            2,733,182            2,605,978
Costs and expenses
     Cost of merchandise sold                                               1,912,620            1,918,674            1,824,663
     Selling, general and
         administrative--Notes A, F, G and H                                  619,589              594,024              570,016
     Provision for depreciation and amortization                               60,356               58,692               56,213
     Interest expense--Note C                                                  61,067               65,571              125,247
     Special charges--Note I                                                  153,667                   --                4,000
                                                                        -------------------------------------------------------
                                                                            2,807,299            2,636,961            2,580,139
                                                                        -------------------------------------------------------

                              INCOME (LOSS) BEFORE INCOME TAXES              (121,629)              96,221               25,839

Federal and state income taxes--Note E                                         (4,911)              41,808               16,170
                                                                        -------------------------------------------------------

Income (loss) before equity in loss of joint venture and
   extraordinary item                                                        (116,718)              54,413                9,669

Equity in loss of joint venture--Note A                                       (11,831)              (2,281)                  --
                                                                        -------------------------------------------------------

Income (loss) before extraordinary item                                      (128,549)              52,132                9,669

Extraordinary item:  early extinguishment of
   debt--Notes B, C and E                                                          --               (7,243)             (45,828)
                                                                        --------------------------------------------------------

                                        NET INCOME (LOSS)               $    (128,549)       $      44,889        $     (36,159)
                                                                        ========================================================

Net income (loss) attributable to common stock                          $    (134,076)       $      39,783        $     (40,877)
                                                                        ========================================================

Income (loss) per common share before extraordinary item                $       (3.36)       $        1.17        $        .16

Extraordinary item:  early extinguishment of debt                                 --                  (.18)              (1.53)
                                                                        -------------------------------------------------------

Net income (loss) per common share--Note A                              $       (3.36)       $         .99        $      (1.37)
                                                                        =======================================================

Weighted average common and dilutive common
   equivalent shares outstanding--Notes A and D                                39,904               40,257               30,514
                                                                        =======================================================

See notes to consolidated financial statements


Payless Cashways, Inc. and subsidiary

CONSOLIDATED BALANCE SHEETS



                                                                                       November 25,          November 26,
(In thousands)                                                                             1995                  1994
-------------------------------------------------------------------------------------------------------------------------


ASSETS

     CURRENT ASSETS
         Cash and cash equivalents                                                    $        960          $      2,680
         Trade receivables                                                                      --                 5,858
         Merchandise inventories--Note A                                                   392,604               406,066
         Prepaid expenses and other current assets                                          29,375                25,717
         Deferred income taxes--Note E                                                      19,740                 9,549
                                                                                      ----------------------------------
                                             TOTAL CURRENT ASSETS                          442,679               449,870


     OTHER ASSETS
         Real estate held for sale                                                           6,082                 5,498
         Cost in excess of net assets acquired,
           less accumulated amortization of $95,372
           and $82,355--Notes A and I                                                      323,819               438,311
         Deferred financing costs--Notes A and C                                            11,421                11,199
         Other                                                                              14,925                17,706


     LAND, BUILDINGS AND EQUIPMENT--Notes A and C
         Land and land improvements                                                        190,951               183,798
         Buildings                                                                         507,339               481,409
         Equipment                                                                          93,830                97,157
         Automobiles and trucks                                                             26,468                28,086
         Construction in progress                                                            7,867                20,375
         Allowance for depreciation and amortization                                      (280,945)             (237,527)
                                                                                      -----------------------------------
                              TOTAL LAND, BUILDINGS AND EQUIPMENT                          545,510               573,298
                                                                                      ----------------------------------
                                                                                      $  1,344,436          $  1,495,882
                                                                                      ==================================

See notes to consolidated financial statements

Payless Cashways, Inc. and subsidiary

CONSOLIDATED BALANCE SHEETS (cont'd.)



                                                                                       November 25,          November 26,
(In thousands)                                                                             1995                  1994
-------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
         Current portion of long-term debt--Note C                                    $     31,472          $     20,269
         Trade accounts payable                                                            159,844               151,059
         Salaries, wages and bonuses                                                        24,106                30,059
         Accrued interest                                                                    4,894                 3,841
         Insurance reserves                                                                 20,553                17,940
         Other accrued expense--Notes F and I                                               75,611                55,315
         Taxes, other than income taxes                                                     21,114                20,876
         Income taxes payable--Note E                                                        6,685                11,383
                                                                                      ----------------------------------
                                                 TOTAL CURRENT LIABILITIES                 344,279               310,742


     LONG-TERM DEBT, less portion classified as current
         liability--Note C                                                                 608,627               654,131

     NON-CURRENT LIABILITIES
         Deferred income taxes--Note E                                                      59,994                72,129
         Other--Note G                                                                      23,373                23,015

     SHAREHOLDERS' EQUITY--Notes A, C and D
         Preferred Stock, $1.00 par value, 25,000,000
           shares authorized; issued:
              Cumulative Preferred Stock, 406,000 shares,
                $72.6 million aggregate liquidation preference                              40,600                40,600
         Common Stock, $.01 par value:
           Voting, 150,000,000 shares authorized, 37,663,922
              and 37,624,222 shares issued, respectively                                       376                   376
           Non-Voting Class A, 5,000,000 shares authorized, 2,250,000
              shares issued                                                                     23                    23
         Additional paid-in capital                                                        487,083               486,326
         Foreign currency translation adjustment                                                --                   (90)
         Accumulated deficit                                                              (219,919)              (91,370)
                                                                                      -----------------------------------
                                                TOTAL SHAREHOLDERS' EQUITY                 308,163               435,865
                                                                                      ----------------------------------
     COMMITMENTS AND CONTINGENCIES--Notes F, G, H and J
                                                                                      $  1,344,436          $  1,495,882
                                                                                      ==================================

See notes to consolidated financial statements

Payless Cashways, Inc. and subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                            Fiscal Year Ended
                                                                          November 25,         November 26,        November 27,
(In thousands)                                                                1995                 1994                1993
-------------------------------------------------------------------------------------------------------------------------------


Cash Flows from Operating Activities
    Net income (loss)                                                    $   (128,549)         $     44,889        $    (36,159)
      Adjustments to reconcile net income (loss)
        to net cash provided by operating activities:
      Depreciation and amortization                                            60,356                58,692              56,213
      Non-cash interest -- Note C                                               2,351                 4,803              39,119
      Loss on early extinguishment of debt--Note C                                 --                 7,243              45,828
      Equity in loss of joint venture--Note A                                  11,831                 2,281                  --
      Deferred income taxes                                                   (22,326)                7,753              (9,425)
      Non-cash special charges--Note I                                        153,558                    --                  --
      Other                                                                       927                 1,674                 835
      Changes in assets and liabilities:
        Decrease (increase) in trade receivables                                5,858                 8,770              (1,174)
        Decrease (increase) in merchandise inventories                          4,062               (23,663)            (24,199)
        Decrease (increase) in prepaid expenses
             and other current assets                                           9,532                (8,831)              5,527
        Increase in trade accounts payable                                      8,785                 5,794              12,036
        Increase in other current liabilities                                   2,043                 7,925              20,426
                                                                         ------------------------------------------------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES                                 108,428               117,330             109,027


Cash Flows from Investing Activities
      Additions to land, buildings and equipment                              (67,281)              (81,906)            (49,982)
      Proceeds from sale of land, buildings and equipment                         467                 2,175               1,306
      Investment in joint venture                                              (9,254)               (6,369)               (490)
      Decrease (increase) in other assets                                       3,049                (5,788)             (1,082)
                                                                         -------------------------------------------------------
    NET CASH USED IN INVESTING ACTIVITIES                                     (73,019)              (91,888)            (50,248)


Cash Flows from Financing Activities
      Proceeds from long-term debt--Note C                                         --               369,999             524,999
      Retirements of long-term debt and related premiums
        and penalties -- Note C                                               (34,301)             (390,357)           (983,076)
      Fees and financing costs paid in connection with debt
        refinancing -- Notes B and C                                           (1,267)               (3,094)            (20,277)
      Sale of Common Stock, $.01 par value -- Note B                               --                    --             385,444
      Sale of Common Stock under stock option plan                                 16                 2,326               2,189
      Sale of Common Stock under warrants                                          --                   133                  --
      (Decrease) increase in short-term borrowings                                 --                (5,000)              5,000
      Other                                                                    (1,577)                 (442)               (300)
                                                                         -------------------------------------------------------
    NET CASH USED IN FINANCING ACTIVITIES                                     (37,129)              (26,435)            (86,021)
                                                                         -------------------------------------------------------

Net decrease in cash and cash equivalents                                      (1,720)                 (993)            (27,242)
Cash and cash equivalents, beginning of period                                  2,680                 3,673              30,915
                                                                         ------------------------------------------------------

Cash and cash equivalents, end of period                                 $        960          $      2,680        $      3,673
                                                                         ======================================================


See notes to consolidated financial statements

Payless Cashways, Inc. and subsidiary

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                                   Additional     Foreign
(In thousands)                                 Preferred Stock     Common Stock      Paid-in     Currency      Accumulated
                                               $1.00 Par Value    $.01 Par Value     Capital    Translation      Deficit      Total
-----------------------------------------------------------------------------------------------------------------------------------

Balance at November 28, 1992                      $  40,600          $  66         $  70,108      $    --    $  (100,100) $  10,674

   Net loss for the year                                                                                         (36,159)   (36,159)
   Sale of Voting Common Stock--Note B                                 322           385,122                                385,444
   Sale of Voting Common Stock under stock
     option plan                                                         2             2,825                                  2,827
   Reclass Common Stock subject to puts
     and calls and warrants subject to
     puts--Note A                                                        5            24,520                                 24,525
   Redefine classes of Common Stock--Note D                             --                                                       --
                                                  ---------------------------------------------------------------------------------

Balance at November 27, 1993                      $  40,600          $ 395         $ 482,575      $    --    $  (136,259) $ 387,311

   Net income for the year                                                                                        44,889     44,889
   Sale of Voting Common Stock under stock
     option plan                                                         3             3,337                                  3,340
   Sale of Voting Common Stock under warrants                           --               133                                    133
   Tax benefit from stock option exercises                                               148                                    148
   Restricted stock--Note D                                              1               133                                    134
   Conversion of Non-Voting Class B Common
     Stock to Voting Common Stock--Note D                               --                                                       --
   Foreign currency translation adjustment                                                            (90)                      (90)
                                                  ----------------------------------------------------------------------------------

Balance at November 26, 1994                      $  40,600           $399         $ 486,326      $   (90)   $   (91,370) $ 435,865

   Net loss for the year                                                                                        (128,549)  (128,549)
   Sale of Voting Common Stock under
     stock option plan                                                  --                77                                     77
   Tax benefit from stock option exercises                                               325                                    325
   Restricted stock--Note D                                             --               355                                    355
   Foreign currency translation adjustment                                                         (2,499)                   (2,499)
   Sale of joint venture stock                                                                      2,589                     2,589
                                                  ---------------------------------------------------------------------------------

Balance at November 25, 1995                      $  40,600          $ 399         $ 487,083      $    --    $(219,919)   $ 308,163
                                                  =================================================================================

See notes to consolidated financial statements

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Payless Cashways, Inc. and its wholly-owned subsidiary, referred to herein as the "Company". All significant intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements. Certain reclassifications have been made to prior period amounts to conform with the 1995 presentation.

The Company was a 49% investor in Total Home de Mexico, S.A. de C.V., a joint venture with a Mexican company, Alfa, S.A. de C.V., ("Alfa") until October 24, 1995. At that time the Company sold its ownership interest to an affiliate of Alfa and an $8.0 million, or $.20 per common share, loss on the sale has been reflected in the accompanying 1995 consolidated statements of operations as equity in loss of joint venture. The Company had accounted for this investment on the equity method.

DESCRIPTION OF BUSINESS: The Company is engaged in only one line of business--the retail sale of building materials and supplies. At November 25, 1995, the Company operated 206 stores in 24 states located in the Midwest, Southwest, Pacific Coast, Rocky Mountain and New-England areas. The Company's primary customers include project-oriented do-it-yourselfers and professionals. In recent years, the building materials retailing industry has experienced increased levels of competition as several national chains have expanded their operations.

MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost (approximately 83% at last-in, first-out method, and the remainder at first-in, first-out method) or market. Had the first-in, first-out method been used for all inventories, the carrying value of these inventories would have increased approximately $27.5 million and $23.3 million at November 25, 1995, and November 26, 1994, respectively.

LAND, BUILDINGS AND EQUIPMENT: Land, buildings and equipment are stated on the basis of cost. Provisions for depreciation of land improvements, buildings and equipment are computed primarily by the straight-line method over the estimated useful lives of the assets or the terms of the related leases, which range from three to 39 years.

In July 1993 two of the Company's retail facilities were destroyed by the midwestern floods. The Company carries property, business interruption, and extra-expense insurance coverages. The Company operated temporary locations to service its customers until these facilities were rebuilt or replaced. Settlement proceeds in excess of net book value of $2.8 million related to the flood-damaged real estate, fixtures and equipment and the $3.1 million reimbursement of lost profits have been reflected in the accompanying 1994 consolidated statements of operations as other income.

DEFERRED FINANCING COSTS: Deferred financing costs are being amortized over the respective borrowing terms using the interest method.

FOREIGN CURRENCY TRANSLATION: Prior to the sale of the investment on October 24, 1995, adjustments resulting from the currency translation of the Mexican joint venture financial statements into U.S. dollars as of the balance sheet date were reflected as a separate component of shareholders' equity.

COST IN EXCESS OF NET ASSETS ACQUIRED: The cost in excess of the fair value of net assets acquired (goodwill) is being amortized using the straight-line method over 40 years. When facts and circumstances indicate potential impairment, the Company evaluates the recoverability of asset carrying values, including associated goodwill, using estimates of undiscounted future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values.

COMMON STOCK SUBJECT TO PUTS AND CALLS AND WARRANTS SUBJECT TO PUTS: Prior to March 15, 1993, certain shares of Common Stock and the warrants were subject to redemption in specified events. Such shares and warrants were reported at their redemption value (estimated fair value) and had been excluded from shareholders' equity. In connection with the March 15, 1993, Common Stock issuance, put and call features relating to certain shares of Common Stock terminated and such shares have been reclassified as shareholders' equity. The warrants have been reclassified as shareholders' equity because the Company will no longer be compelled to offer to repurchase the warrants since it filed a registration statement on September 8, 1993, covering the shares into which the warrants are exercisable and intends to maintain the effectiveness of such registration statement until November 1, 1996.
 .

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


INCOME TAXES: The Company accounts for income taxes based on Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


STATEMENT OF CASH FLOWS: For purposes of the statement of cash flows, the Company considers investments in debt instruments with original maturities of three months or less to be cash equivalents.

During 1995, 1994, and 1993, federal and state income taxes paid, net of refunds, were $21.0 million, $32.2 million and $5.7 million, respectively.

Cash paid for interest, net of interest capitalized, was $60.0 million, $67.0 million and $302.2 million during fiscal 1995, 1994 and 1993, respectively.


SALE OF RECEIVABLES: The Company sells its commercial credit accounts to a third-party administrator pursuant to an agreement. A substantial portion of the Company's commercial credit sales are to remodelers and contractors. Under the agreement, the Company pays a servicing fee and assumes the credit risk. At November 25, 1995, and November 26, 1994, the outstanding balance of commercial credit accounts sold to the third-party administrator was approximately $93.0 million and $86.5 million, respectively. The Company has provided a reserve of $5.5 million at November 25, 1995, and $5.1 million at November 26, 1994, which is believed to adequately cover its credit risk related to these accounts.

Under a third-party administrative servicing agreement for the Company's private-label charge card program, charge card accounts are sold to the administrator and the Company assumes no credit risk.


FAIR VALUE OF FINANCIAL INSTRUMENTS: Based on the borrowing rates currently available to the Company for debt issuances with similar terms and maturities, the fair value of long-term debt including the current portion is approximately $617 million and $668 million at November 25, 1995 and November 26, 1994, respectively. The Company believes the carrying amounts of cash and cash equivalents, trade receivables, real estate held for sale, trade accounts payable and accrued expenses are a reasonable estimate of their fair value.


DERIVATIVE FINANCIAL INSTRUMENTS: Premiums paid for purchased interest rate cap and swap agreements are amortized to interest expense over the term of the agreements. Unamortized premiums are included in deferred financing costs in the consolidated balance sheet. Amounts received or paid under cap and swap agreements are reflected as a reduction or increase of interest expense. At November 25, 1995, the aggregate carrying value of such instruments was approximately $1.2 million. The estimated amount the Company would have had to pay at November 25, 1995, to cancel or transfer the agreements to other parties, was approximately $1.0 million.


ACCOUNTING PERIOD: The Company's fiscal year ends on the last Saturday in November. Fiscal years 1995, 1994 and 1993, consisted of 52 weeks each.

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

The transactions comprising the Recapitalization Plan were as follows:

(i) The initial public offering of 32,200,000 shares of Common Stock, which was completed on March 15, 1993, for net proceeds of $385.4 million.

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


NOTE C--LONG-TERM DEBT

Long-term debt consisted of the following:



(In thousands)                                                                             1995              1994
                                                                                       ------------------------------

Amended Credit  Agreement,  secured by certain
     equipment and capital stock of a subsidiary,
     variable interest rate, payable in varying
     amounts through 2000                                                              $ 326,000          $  345,000

Mortgage loan  payable to  insurance  company,
     secured by certain  real estate,
     10.99% to 11.21%, payable in varying
     amounts through 2003                                                                 138,987             154,195

Senior subordinated notes, 9-1/8%, due 2003                                               173,655             173,655

Other senior debt, 10% to 12%, payable in varying
     amounts through 2004                                                                   1,457               1,550
                                                                                       ------------------------------
                                                                                          640,099             674,400
Less portion classified as current liability                                              (31,472)            (20,269)
                                                                                       -------------------------------
                                                                                       $  608,627          $  654,131
                                                                                       ==============================

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)



On November 18, 1994, the Company entered into a five-year revolving credit facility providing borrowings initially of up to $420 million. The previous credit agreement was repaid on this date, resulting in an extraordinary charge of approximately $7.7 million, net of tax, in the accompanying 1994 consolidated statement of operations. On November 20, 1995, the credit agreement was amended (the "Amended Credit Agreement") to include a $40 million term loan and to reduce the revolving credit facility to $380 million. The commitment for available borrowings under the revolving credit facility will be reduced every six months beginning on June 15, 1997, with final maturity on November 18, 1999. The term loan principal is repayable annually with final maturity on November 18, 2000. At November 25, 1995, there were combined borrowings under the agreement of $326 million as well as outstanding standby letters of credit of $10.1 million. The Company had $83.9 million available for borrowing under this agreement at the end of fiscal 1995. The Amended Credit Agreement is secured by substantially all of the equipment of the Company and all capital stock of the Company's subsidiary. The loans under the revolving credit facility bear interest at fluctuating rates of either (1) an alternate base rate plus 0.0% to 1.0% per annum, fluctuating with the debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio, (9-1/2% at November 25, 1995) or
(2) LIBOR plus 1.00% to 2.00% per annum, fluctuating with the debt to EBITDA ratio, (7-9/16% at November 25, 1995). The term loan bears interest at fluctuating rates of either (1) an alternate base rate plus 1.25% per annum (10% at November 25, 1995) or (2) LIBOR plus 2.25% per annum (8-1/16% at November 25,
1995). In addition to the scheduled commitment reductions, certain asset sales, receipt of certain insurance proceeds and excess cash flow, as defined, will further reduce the commitment for available borrowings.

The Amended Credit Agreement contains a number of covenants, including, but not limited to, a minimum net worth covenant, a minimum interest coverage ratio, a maximum debt to EBITDA ratio, and limitations on capital expenditures and capitalized leases. The Company is also prohibited from paying dividends on its common and preferred stock. The covenants relating to, among other things, the maximum debt to EBITDA ratios and minimum interest coverage ratios were adjusted in connection with the November 20, 1995, amendment discussed above.

To reduce the impact of changes in interest rates with regard to the credit agreement described above, during 1995 the Company entered into an interest rate cap with an affiliate of an investment banking firm, limiting to 8% LIBOR the interest rates on $100 million of its floating rate debt through January 20, 1998. Under the agreement, semiannual payments, if any, would be received, although no amounts were received by the Company during fiscal year 1995.

On April 20, 1993, as part of the Recapitalization Plan described in Note B, the Company issued senior subordinated notes. The senior subordinated notes are unsecured obligations, subordinated to substantially all indebtedness of the Company, and mature on April 15, 2003. Interest is payable on April 15 and October 15 of each year at 9-1/8% per annum. The senior subordinated notes are callable after April 15, 1998, at 104.5625% face value declining ratably to par on and after April 15, 2000. The senior subordinated notes contain certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur certain indebtedness, pay dividends, issue preferred stock of subsidiaries, issue guarantees and pledges of subsidiaries, engage in transactions with stockholders and affiliates, create payment restrictions affecting subsidiaries and engage in mergers and consolidations.

During 1994, the Company had borrowed $25 million under a multi-draw credit agreement to repurchase and retire $26.3 million aggregate principal amount of the 9-1/8% senior subordinated notes resulting in an extraordinary gain of approximately $.5 million, net of tax, in the accompanying 1994 consolidated statement of operations. The multi-draw credit agreement was prepaid on November 16, 1994.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)



The Company has a mortgage loan with an insurance company secured by certain real estate. The Company made a $50 million mortgage loan prepayment on March 16, 1993, in connection with the Recapitalization Plan described in Note B resulting in an extraordinary charge of approximately $1.2 million, net of tax, in the accompanying 1993 consolidated statement of operations. The mortgage loan is secured by land, land improvements and buildings having a net book value of approximately $347.6 million at November 25, 1995. On December 22, 1995, the Company made a $16.5 million mortgage loan prepayment in connection with the sale of a distribution center described at Note I.

The Company defeased certain industrial revenue bonds during fiscal 1988 by placing government securities in an irrevocable trust. Such industrial revenue bond debt is considered to be extinguished and does not appear as a liability in the accompanying consolidated balance sheets. Bonds in the amount of $8.4 million are outstanding as of November 25, 1995.

Scheduled maturities of long-term debt, including sinking fund requirements, are:


                                                   (In thousands)

                    1996                           $     31,472
                    1997                                 16,274
                    1998                                 26,496
                    1999                                300,968
                    2000                                 51,610
                    Thereafter                          213,279
                                                   ------------
                                                   $    640,099
                                                   ============
NOTE D--SHAREHOLDERS' EQUITY

In connection with the initial public offering during fiscal 1993, described in Note B, the Company's articles of incorporation were amended, among other things, to redefine the classes of Common Stock, $.01 par value. Therefore, Class A Common Stock (3,195,000 shares) became Voting Common Stock, Class B Common Stock (425,000 shares) became Non-Voting Class B Common Stock and Class D Stock (2,250,000 shares) became Non-Voting Class A Common Stock. The total number of shares of all classes of Common Stock which the Company has the authority to issue is 160,000,000, consisting of 150,000,000 shares of Voting Common Stock, 5,000,000 shares of Non-Voting Class A Common Stock and 5,000,000 shares of Non-Voting Class B Common Stock. All classes of Common Stock are substantially identical except for voting rights. Shares of Non-Voting Class A Common Stock are convertible at the option of the holder, subject to certain restrictions, into a like number of shares of Voting Common Stock. During 1994, 1,125,000 outstanding shares of non-Voting Class B Common Stock were converted into a like number of shares of Voting Common Stock under a similar right of conversion. In the event of liquidation, all distributions on the Common Stock of the Company are payable to all classes of Common Stock in a like manner.

Masco Capital, an affiliate of one of the Company's suppliers, owns 100% of the Company's Cumulative Preferred Stock ("Preferred Stock"). The terms of the Preferred Stock provide for dividends at an annual rate of eight percent until 2008 (at which time the rate increases) on a cumulative basis, whether or not declared. At November 25, 1995, cumulative undeclared dividends on the Preferred Stock were $32.0 million ($78.77 per share). The Preferred Stock is not convertible into Common Stock. Each share of Preferred Stock is generally entitled to 5.9994 votes on all matters on which holders of Common Stock are entitled to vote.

The Company has 332,000 warrants outstanding as of November 25, 1995. Each warrant entitles the holder thereof to purchase four shares of the Common Stock of Payless at an exercise price of $11.11 per share, subject to adjustment in certain events. The Company has filed a registration statement covering the shares into which the warrants are exercisable and intends to maintain the effectiveness of such registration statement until November 1, 1996.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)



The Company has adopted a deferred compensation plan for non-employee directors (the "Director Deferred Comp Plan"). Under the Director Deferred Comp Plan, each non-employee director may elect to defer receipt of all or part of his cash compensation on a pretax basis and, subject to approval of the plan by shareholders, invest those deferrals in the Company's Common Stock. The shares of Common Stock issuable under the Director Deferred Comp Plan will be either authorized and unissued shares or previously issued and outstanding shares reacquired by the Company. Shares will be issued when a distribution is made following a director's termination of services.

The Payless Cashways 1992 Incentive Stock Program (the "Program") has been established to attract and retain outstanding individuals in certain key positions. The Program provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards and performance units. All grants made after July 15, 1992, were under the Program. The aggregate number of shares of Common Stock reserved for issuance under the Program is equal to the sum of (1) the greater of (a) 3,500,000 shares of Common Stock or (b) 5% of the sum of (i) the Common Stock outstanding at the end of any fiscal year during the term of the Program and (ii) the Common Stock reserved for issuance upon exercise or conversion of any options, warrants or Preferred Stock outstanding at the end of any fiscal year during the term of the Program; plus (2) any shares which remain available under the Plan (defined below) or which are subject to options or awards outstanding on July 15, 1992, and which expire, terminate or are cancelled after such date. The exercise price for any incentive stock options will be at least 100% of the fair market value of the Common Stock at the date of grant. The exercise price for any non-qualified stock options will be at least 85% of the fair market value of the Common Stock at the date of grant.

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

The 1988 Payless Cashways, Inc. Employee Stock Plan (the "Plan") provided for the conversion of options to purchase shares of the predecessor company Common Stock into options to purchase shares of the successor company Common Stock, and for the granting of options for the purchase of up to 1,643,781 shares of Common Stock and awards of up to approximately 183,000 shares of restricted stock. One-third of the options were performance-based and two-thirds vested without regard to performance tests. All unvested options under the Plan vested as of March 15, 1993, with the initial public offering described at Note B. The exercise price for options was the fair market value of the Company's Common Stock on the date of grant. After adoption of the Program (defined above), no further grants were made pursuant to the Plan.

There were 66,300 shares of Restricted Stock, granted under the Program, outstanding as of November 25, 1995. The shares of Restricted Stock are subject to certain transfer restrictions and 29,800 shares and 36,500 shares vest in February, 1997 and 1998, respectively.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)



The following sets forth details of shares under options for all three plans.


                                     1992 Incentive                       1988 Employee
                                      Stock Program                        Stock Plan                   Director Option Plan
                               -----------------------------------------------------------------------------------------------
                                 Number             Average          Number          Average           Number         Average
                                Of Shares            Price          Of Shares         Price           Of Shares        Price
                               -----------------------------------------------------------------------------------------------
Fiscal Year 1993:


    Options granted            1,440,048           $  12.22              --         $     --           48,692        $  14.38

    Options exercised            (3,300)              12.00        (238,788)            9.00               --              --

    Options terminated or
        cancelled               (45,580)              12.24         (35,419)           17.42               --              --
                              -----------------------------------------------------------------------------------------------

    Options outstanding at
        November 27, 1993     1,402,049            $  12.22       2,253,321         $   9.55           48,692        $  14.38
                              ===============================================================================================

    Options exercisable at
        November 27, 1993        88,838            $  12.00       2,253,321         $   9.55           48,692        $  14.38
                              ===============================================================================================


Fiscal Year 1994:

    Options granted             963,758            $  14.60              --         $     --            8,000        $ 15.88

    Options exercised            (8,356)              11.98        (283,495)            7.85               --             --

    Options terminated or
        cancelled              (283,626)              12.67          (8,784)           11.34               --             --
                              -----------------------------------------------------------------------------------------------

    Options outstanding at
        November 26, 1994     2,073,825            $  13.26       1,961,042         $   9.79           56,692        $  14.59
                              ===============================================================================================

    Options exercisable at
        November 26, 1994       346,159            $  12.18       1,961,042         $   9.79           56,692        $  14.59
                              ===============================================================================================


Fiscal Year 1995:

    Options granted           1,549,325            $   6.62              --         $     --           20,903        $   7.75

    Options exercised                --                  --          (7,000)            2.22               --              --

    Options terminated or
        cancelled              (286,727)              11.48         (70,748)           11.31               --              --
                              -----------------------------------------------------------------------------------------------

    Options outstanding at
        November 25, 1995     3,336,423            $  10.33       1,883,294         $   9.76           77,595        $  12.75
                              ===============================================================================================

    Options exercisable at
        November 25, 1995       768,892            $  12.86       1,883,294         $   9.76           77,595        $  12.75
                              ===============================================================================================



Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


NOTE E-INCOME TAXES

For the year ended November 25, 1995, an income tax benefit of $4,911,000 was allocated to the loss before equity in loss of joint venture. No income tax benefit was recorded for the equity in loss of the joint venture. A credit of $325,000 to additional paid-in capital reflected the tax effect of the excess tax deduction for employee stock options over the expense recognized for financial reporting purposes.

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

Income tax expense (benefit) attributable to the income (loss) before equity in loss of joint venture and extraordinary item consisted of the following:


(In thousands)
                                                  1995                    1994                 1993
                                               ------------------------------------------------------

Currently payable
     Federal                                   $  14,915             $   29,636            $    6,045
     State                                         2,500                  4,419                 1,284
                                               ------------------------------------------------------
                                                  17,415                 34,055                 7,329

Deferred
     Federal                                   $ (20,986)            $    7,288            $    8,311
     State                                        (1,340)                   465                   530
                                               ------------------------------------------------------
                                                 (22,326)                 7,753                 8,841
                                               ------------------------------------------------------
                                               $  (4,911)            $   41,808            $   16,170
                                               ======================================================

The differences between actual income tax expense and the amount computed by applying the statutory federal income tax rate to the income (loss) before income taxes, equity in loss of joint venture and extraordinary item were as follows:


                                                    1995                   1994                  1993
                                                 ------------------------------------------------------

Federal statutory rate                            (35.0)%                  35.0 %                34.0 %
State income taxes,
     net of federal tax benefit                    (1.5)                    4.0                   6.9
Amortization and write-off of goodwill             32.9                     4.7                  17.1
Permanent tax differences                           (.1)                    (.1)                   .7
Tax credits                                         (.3)                    (.2)                 (1.2)
Cumulative impact of corporate income
     tax rate change                                 --                      --                   4.8
Other                                                --                      --                    .3
                                                 ------------------------------------------------------
                                                   (4.0)%                  43.4 %                62.6 %
                                                 ======================================================


Payless Cashways, inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


The tax effects of temporary differences and tax credits that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

(In thousands)                                                                         1995                       1994
                                                                                    -------------------------------------

Deferred tax assets:
     Special charges                                                                $   17,065                $       --
     Insurance reserves                                                                 11,360                     9,572
     Retirement, deferred compensation, restricted stock
       and stock option plans                                                            7,061                     6,446
     Post-retirement benefits                                                            5,330                     4,796
     Vacation reserves                                                                   4,926                     4,583
     Reserves for bad debts                                                              2,790                     2,721
     Other                                                                               2,239                     1,820
                                                                                    ------------------------------------

                                           Total deferred tax assets                    50,771                    29,938
                                           Less valuation allowance                         --                        --
                                                                                    ------------------------------------
                                           Net deferred tax assets                      50,771                    29,938
                                                                                    ------------------------------------

Deferred tax liabilities:
     Land, buildings and equipment                                                     (70,063)                  (68,368)
     Inventory basis difference                                                        (11,608)                   (5,248)
     Acquisition fees                                                                   (4,949)                  (15,464)
     Other                                                                              (4,405)                   (3,438)
                                                                                    -------------------------------------
                                           Total deferred tax liabilities              (91,025)                  (92,518)
                                                                                    -------------------------------------
                                           Net deferred tax liability               $  (40,254)               $  (62,580)
                                                                                    =====================================


NOTE F--PENSION PLANS

The Company has a non-contributory defined benefit pension plan covering substantially all full-time employees. Benefits under the plan are based on years of service and an employee's average compensation. Prior to January, 1995, the Company had two defined benefit pension plans that were merged into a single plan on January 1, 1995. The Company's funding policy is to contribute annually the amount actuarially determined to provide the plan with sufficient assets to meet future benefit payment requirements. Assets of the pension plan are maintained in trust funds.

The Company also has a supplemental pension plan covering certain of its officers. The plan is an unfunded, non-contributory defined benefit pension plan. Benefits under the plan are based on years of service, age and the employee's average compensation.


Net pension cost included the following components:
(In thousands)                                                                  1995              1994              1993
                                                                           -------------------------------------------------

Service cost - benefits earned during the period                           $      4,714       $      4,623      $     3,717
Interest cost on projected benefit obligation                                     3,987              3,684            3,168
Actual return on plan assets                                                     (6,741)              (166)          (3,245)
Net amortization and deferral                                                     4,426             (2,295)             761
                                                                           -------------------------------------------------
Net periodic pension cost                                                  $      6,386       $      5,846      $     4,401
                                                                           =================================================

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


Significant assumptions used in accounting for defined benefit plans were as follows:


                                                                                1995              1994              1993
                                                                           ---------------------------------------------

Weighted average discount rate                                                  7.5%              7.5%              7.5%
Rate of increase in future compensation levels                                  5.0%              5.0%              5.0%
Expected long-term rate of return on plan assets                                8.5%              8.5%              8.5%


The following table sets forth the plans' funded status and amounts recognized in the consolidated balance sheets:


(In thousands)                                                            1995                                1994
                                                                --------------------------------------------------------------

                                                                              Supplemental                       Supplemental
                                                                   Pension       Pension              Pension       Pension
                                                                    Plans         Plan                 Plans         Plan
                                                                --------------------------------------------------------------

Actuarial present value of benefit obligations:
    Accumulated benefit obligation
       Vested                                                   $   36,840      $  5,931             $ 34,849     $    4,880
       Non-vested                                                    4,535         1,215                3,066            486
                                                                --------------------------------------------------------------
       Total                                                        41,375         7,146               37,915          5,366

    Increase in benefits due to estimated
       future compensation increases                                 9,655         1,451                9,611          2,177
                                                                --------------------------------------------------------------

    Projected benefit obligation
       for service rendered to date                                 51,030         8,597               47,526          7,543

    Plan assets at fair value, primarily publicly traded
       stocks and U.S. Government obligations                       38,038            --               33,996             --
                                                                --------------------------------------------------------------

    Plan assets less than
       projected benefit obligation                                (12,992)       (8,597)             (13,530)        (7,543)

    Unrecognized net loss from past
       experience different from that assumed                        3,519         1,139                6,704          1,665

    Unrecognized prior service cost                                  1,378           849                2,375            269

    Additional minimum liability                                        --            --               (1,587)            --
                                                                --------------------------------------------------------------
    Accrued pension cost included
       in other accrued expenses                                $   (8,095)     $ (6,609)            $ (6,038)    $   (5,609)
                                                                ===============================================================


At November 26, 1994, an additional minimum liability of $1.6 million was recorded to reflect the excess of the unfunded accumulated benefit obligation over accrued pension costs for one of the pension plans. A corresponding asset of $1.6 million is included in other assets in the accompanying consolidated balance sheet at November 26, 1994.

In addition, the Company has sponsored several defined contribution plans. Under the Payless Cashways, Inc. Employee Savings Plan, which covers substantially all employees, the Company contributed an amount equal to a percentage of the amount contributed by employees into the plan. In fiscal years 1994 and 1993, the employees of Somerville Lumber and Supply Co. were covered by a profit sharing plan for which contributions were made at the discretion of the Somerville Board of Directors and approval of the Company's Compensation Committee. On October 23, 1995, the profit sharing plan was merged into the Payless Cashways, Inc. Employee Savings Plan. The aggregate contributions to all defined contribution plans were $2,927,000, $2,679,000 and $2,258,000 in 1995, 1994 and 1993,
respectively.

Payless Cashways, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


Note G--POST-RETIREMENT BENEFIT PLANS

The Company has certain unfunded post-retirement defined benefit plans that provide health and life insurance benefits for retirees and eligible dependents. The health plan is contributory and contains cost sharing features such as deductibles and coinsurance.

Net post-retirement benefit cost included the following components:

(In thousands)                                                                1995                1994              1993
                                                                           -----------------------------------------------

         Service cost - benefits earned during the period                  $   1,098            $     923          $   621
         Interest cost on accumulated post-retirement
           benefit obligation                                                  1,309                1,092            1,007
         Amortization of unrecognized loss                                       140                   48               --
                                                                           -----------------------------------------------
         Net periodic post-retirement benefit cost                         $   2,547            $   2,063          $ 1,628
                                                                           ===============================================

The following table sets forth the plans' funded status and amounts recognized in the consolidated balance sheets:


(In thousands)                                                                               1995         1994           1993
                                                                                        ----------------------------------------

         Accumulated post-retirement benefit obligation:
           Retirees and beneficiaries                                                   $    12,144     $    9,830     $   8,833
           Fully eligible active plan participants                                              781            375           353
           Other active plan participants                                                     3,939          8,113         5,738
                                                                                        ----------------------------------------
                  Total                                                                      16,864         18,318        14,924
         Plan assets at fair value                                                               --             --            --
                                                                                        ----------------------------------------
         Accumulated post-retirement benefit obligation in excess of
           plan assets                                                                       16,864         18,318        14,924
         Unrecognized net loss from past experience different from
           that assumed                                                                         749          3,684         2,502
         Unrecognized prior service cost                                                        885            932            --
                                                                                        ----------------------------------------
         Accrued post-retirement benefit cost included in other
           non-current liabilities                                                      $    15,230     $   13,702     $  12,422
                                                                                        ========================================

Significant assumptions used in accounting for post-retirement benefit plans were as follows:

                                                            1995           1994         1993
                                                            --------------------------------

   Weighted average discount rate                           7.5%           7.5%         7.5%
   Rate of increase in future compensation levels           5.0%           5.0%         5.0%
   Health-care cost trend rate                              8.1%           8.5%        11.2%


In fiscal years 1995, 1994, and 1993, the health-care cost trend rate was assumed to decrease gradually to 5.9% by the year 2001 and remain at that level thereafter. The effect of a 1.0% annual increase in these assumed health-care cost trend rates would increase the November 25, 1995, accumulated post-retirement benefit obligation by $1,018,000 and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the fiscal year ended November 26, 1995, by $76,000.

NOTE H--LEASES

The Company  leases  certain stores and other  facilities  under  non-cancelable operating leases. Aggregate minimum future rentals under non-cancelable operating leases for the next five years are: 1996 -- $21,390,000; 1997 -- $16,563,000; 1998 -- $16,468,000; 1999 -- $15,538,000; 2000 -- $12,095,000;
thereafter -- $49,302,000. Rental expense under operating leases was $27,212,000 for 1995, $23,912,000 for 1994, and $20,577,000 for 1993.

During 1995, the Company entered into an agreement providing for the operating lease of five stores, including a 1996 new store. The Company will have the option to purchase the stores at the end of the lease terms in late 1999. In the event the Company chooses not to exercise this option, it is obligated to arrange the sale of the stores to an unrelated party and is required to pay the lessor any difference between the net sales proceeds and the lessor's net investment in stores ($29.7 million for the four stores completed at November 25, 1995), subject to certain limitations. Rental payments under the leases vary with the level of interest rates. To reduce the impact of changes in interest rates, during 1995 the Company entered into an interest rate swap agreement under which it agreed to pay quarterly a 6-9/16% fixed rate of interest effective December 1, 1995 through December 1, 1999 in exchange for quarterly receipt of LIBOR on $36 million.

Payless Cashways, Inc. and subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd.)


Note I--SPECIAL CHARGES

Costs of $153.7 million associated with a restructuring plan which included the closing of six stores on December 30, 1995, the sale of a distribution center on December 22, 1995, and the reorientation of several stores to concentrate on the professional customer during the first two quarters of fiscal 1996, are contained in the accompanying statement of operations for fiscal 1995 as special charges. These charges include:

                                                                      Amount         Amount            Amount
                                                                      Charged       Utilized       To be Utilized
(In millions)                                                          1995           1995           at 11/25/95
                                                                     ----------------------------------------------

Write-off of allocable cost in excess of assets acquired (goodwill)  $ 101.5          $  101.5          $ --
Real estate write down to fair market value                             31.2              30.7              .5
Inventory liquidation and store closing costs                           15.3              --              15.3
Severance and other employment costs                                     3.9               1.0             2.9
Other                                                                    1.8                .4             1.4
                                                                     --------------------------------------------
                                                                     $ 153.7          $  133.6          $ 20.1

Historical financial data for the six closed stores is as follows for the fiscal years presented:

                               (In thousands)                          1995             1994             1993
                                                                     -------------------------------------------


                               Net sales                             $ 61,969         $   75,722        $ 87,700
                               Net operating loss                    $ (4,023)        $   (3,891)       $ (1,328)


Special charges reflecting costs of $4.0 million associated with the elimination of a layer from the Company's field management organization in early 1994 are included in the accompanying statement of operations for fiscal 1993.


NOTE J--LITIGATION

The Company is a defendant in a lawsuit brought in connection with a reduction in force pursuant to a January 1994 restructuring. The suit asserted a variety of claims including federal and state securities fraud claims, alleged violations of the Racketeer Influenced and Corrupt Organizations Act, federal and state claims of age discrimination, alleged violations of the Employment Retirement Income Security Act of 1974, and various state law claims including, but not limited to, fraudulent misrepresentation allegations. No ruling has been entered on the Company's motion to dismiss all pending claims except the federal and state age discrimination claims, the state law fraudulent misrepresentation claim and several other state law equitable claims.

The Company denies any and all claimed liability and is vigorously defending this litigation, but, given the early state of this litigation, is unable to estimate a potential range of monetary exposure, if any, to the Company or to predict the likely outcome of this matter.

==========


FIVE-YEAR OPERATIONAL SUMMARY

(Average sales per facility, number
of customers, gross square feet and
retail square feet are in thousands)            1995 (a)            1994             1993              1992             1991
--------------------------------------------------------------------------------------------------------------------------------

Number of retail facilities                            206              202               196              195               195
Average sales per facility                      $   13,114       $   13,716        $   13,284       $   12,800        $   12,242
Number of customers                                 59,685           60,812            60,678           62,641            62,603
Average sales per customer                      $    42.84       $    44.77        $    42.69       $    39.84        $    38.13
Number of employees                                 18,122           18,406            18,093           17,784            17,475
Average sales per employee                      $  141,109       $  147,916        $  143,167       $  140,346        $  136,609
Gross square feet (total)                           19,453           18,730            18,095           18,013            18,054
Retail square feet (inside)                          6,740            6,468             6,200            6,029             5,992
Sales per retail square foot                    $   379.40       $   420.92        $   417.79       $   413.98        $   398.41
Percent increase (decrease) in comparable-
  store sales on a 52-week basis                    (4.5)%             3.3%              4.1%             6.4%              5.5%


(a)  Includes six retail stores closed in December, 1995.

Payless Cashways, Inc. and subsidiary

FIVE-YEAR FINANCIAL SUMMARY

(In thousands, except per share
amounts, percentages and ratios)                   1995              1994             1993              1992             1991
--------------------------------------------------------------------------------------------------------------------------------


Net sales and other income (a)                  $2,685,670       $2,733,182        $2,605,978       $2,500,364        $2,391,830
Cost of merchandise sold                         1,912,620        1,918,674         1,824,663        1,739,396         1,663,508
Selling, general and administrative                619,589          594,024           570,016          551,479           531,115
Depreciation and amortization                       60,356           58,692            56,213           55,429            57,291
Interest                                            61,067           65,571           125,247          153,780           155,066
Special charges (b)                                153,667               --             4,000            6,500                --
                                                --------------------------------------------------------------------------------
Income (loss) before income taxes                 (121,629)          96,221            25,839           (6,220)          (15,150)
Federal and state income taxes (benefit)            (4,911)          41,808            16,170            2,780            (1,891)
                                                ---------------------------------------------------------------------------------
Income (loss) before equity in loss of
   joint venture, extraordinary
   item and cumulative effect of
   change in accounting principle                 (116,718)          54,413             9,669           (9,000)          (13,259)
Equity in loss of  joint venture (c)               (11,831)          (2,281)               --               --                --
Extraordinary item (d)                                  --           (7,243)          (45,828)              --                --
Cumulative effect on prior years
   of change in accounting principle (e)                --               --                --           (6,902)               --
                                                --------------------------------------------------------------------------------
Net income (loss)                               $ (128,549)      $   44,889        $  (36,159)      $  (15,902)       $  (13,259)
                                                =================================================================================

Income (loss) per common share before
   extraordinary item and cumulative
   effect of change in accounting principle     $    (3.36)      $     1.17        $      .16       $    (2.10)       $    (2.63)
Weighted average common and dilutive
   common equivalent shares outstanding             39,904           40,257            30,514            6,571             6,571
Current ratio                                         1.29             1.45              1.25             1.21              1.19
Working capital                                 $   98,400       $  139,128        $   85,142       $   74,911        $   65,570
Total assets                                    $1,344,436       $1,495,882        $1,458,481       $1,466,068        $1,481,889
Long-term debt                                  $  608,627       $  654,131        $  640,127       $  986,155        $  998,047
Common Stock subject to puts and calls          $       --       $       --        $       --       $    6,283        $    5,621
Shareholders' equity                            $  308,163       $  435,865        $  387,311       $   10,674        $   27,031
Capital expenditures                            $   67,281       $   81,906        $   49,982       $   36,612        $   41,022
Income from operations before
   depreciation and amortization (f)            $  153,461       $  220,484        $  207,299       $  202,989        $  197,207


(a) Net sales and other income include gains of $5.9 million in 1994 related to settlements of 1993 flood losses.

(b) Special charges for 1995 consisted of restructure costs associated with the closing of six stores, the sale of a distribution center and the reorientation of several stores to concentrate on the professional customer. Special charges for 1993 consisted of costs associated with the elimination of a layer from the Company's field management organization. Special charges for 1992 consisted of fees and expenses incurred in connection with the Company's withdrawn recapitalization plan.

(c) During fiscal 1995, the Company recorded an $8.0 million loss on the sale of its Mexican joint venture investment.

(d)  Represents losses on early extinguishment of debt.

(e) Effective December 1, 1991, the Company changed its method of accounting for post-retirement benefits other than pensions.

(f) Income from operations before depreciation and amortization is utilized by the Company as a measure for managing cash flow in its day-to-day operations. The 1995 amount is before the special charge discussed at (b) above.

BOARD OF DIRECTORS AND OFFICERS

                    [List not included in EDGARized exhibit.]

1995 STORE LOCATIONS

                    [Map not included in EDGARized exhibit.]

1995 STORE LOCATIONS (cont'd.)

                    [Map not included in EDGARized exhibit.]

Payless Cashways common stock is traded on the New York Stock Exchange (ticker symbol PCS). The number of registered holders of the Company's common stock at November 25, 1995 was 965, one of which was a holder of Non-Voting Class A Common Stock. No cash dividends have been declared on the common stock since 1988. Certain of the Company's debt instruments contain restrictions on the declaration and payment of dividends on, or the making of any distribution to the holders of, or the acquisition of, any shares of common stock or cumulative preferred stock.


                                                 1995                      1994
     --------------------------------------------------------------------------------------
     Price range of common stock          High           Low         High         Low
     -------------------------------------------------------------------------- -----------

            First quarter                   10            8-1/4       19-5/8       12-7/8

            Second quarter                  9-3/4         6-1/2       19-1/4       13-1/2

            Third quarter                   7-3/4         5-5/8       15-1/4       10-5/8

            Fourth quarter                  6-3/4         3-5/8       12-1/2       8-1/4



Copies of the Payless Cashways, Inc. Form 10-K for fiscal 1995, filed with the Securities and Exchange Commission, are available without charge. To obtain a copy, please write to:

                             Payless Cashways, Inc.
                               Investor Relations
                                 P.O. Box 419466
                           Kansas City, MO 64141-0466


Annual Meeting - April 18, 1996, 10:00 a.m.       Independent Auditors
Two Pershing Square, 2300 Main Street             KPMG Peat Marwick LLP
Kansas City, MO  64108                            Kansas City, MO

Registrar and Transfer Agent                      Telephone Number of
United Missouri Bank, n.a.                        Payless Cashways, Inc. is
Kansas City, MO                                   (816) 234-6000