Form 10-K, Exhibit 13
period 1996-11-30
PAYLESS CASHWAYS INC
filed 1997-02-27
CIK 76744

                                                Exhibit 13.1

Payless Cashways, Inc.

QUARTERLY STATEMENTS OF OPERATIONS (unaudited)
In thousands, except per share amounts


                                                                     First           Second             Third           Fourth
Fiscal Year Ended November 30, 1996                                 Quarter          Quarter           Quarter          Quarter
-------------------------------------------------------------------------------------------------------------------------------

Income
    Net sales                                                   $  526,767        $  682,252       $  723,793        $  710,017
    Other income                                                     1,597             1,521            1,481             3,477
                                                                ---------------------------------------------------------------
                                                                   528,364           683,773          725,274           713,494

Costs and expenses
    Cost of merchandise sold                                       372,916           491,500          535,956           506,362
    Selling, general and administrative                            141,405           152,929          157,403           163,729
    Special charges                                                     --                --            8,184                --
    Asset impairment charges                                            --                --           59,697                --
    Provision for depreciation and amortization                     13,184            13,586           14,007            14,239
    Interest expense                                                15,352            14,606           14,438            16,092
    Interest income                                                     --                --           (4,900)               --
                                                                ---------------------------------------------------------------
                                                                   542,857           672,621          784,785           700,422
                                                                ---------------------------------------------------------------
         INCOME (LOSS) BEFORE INCOME TAXES                         (14,493)           11,152          (59,511)           13,072

Federal and state income taxes                                      (6,870)            5,286          (36,633)            7,515
                                                                ---------------------------------------------------------------


                                 NET INCOME (LOSS)              $   (7,623)       $    5,866       $  (22,878)       $    5,557
                                                                ===============================================================


Net income (loss) per common share                              $     (.23)       $      .11       $     (.61)       $      .10
                                                                ===============================================================

Weighted average common and dilutive common
   equivalent shares outstanding                                    39,916            40,063           39,952            40,015
                                                                ===============================================================


Special charges ($5.0 million after tax, or $.12 per share) reflected in the third quarter consist of costs associated with the closing of nine stores, eight of which had been closed at November 30, 1996. Third quarter cost of merchandise sold reflects an inventory write-down ($3.5 million after tax or $.09 per share) in connection with these store closings. The Company recorded an asset impairment charge ($44.6 million after tax, or $1.12 per share) in the third quarter as well as a federal income tax benefit ($23.7 million or $.59 per share) and related interest income ($2.9 million after tax, or $.07 per share) pursuant to legislation and a settlement with the Internal Revenue Service. A liquidation of LIFO inventories and a lower-than-anticipated rate of inflation decreased the LIFO inventory provision, after tax, by $4.0 million, or $.10 per share, in the fourth quarter.


Payless Cashways, Inc.

QUARTERLY STATEMENTS OF OPERATIONS (unaudited) (cont'd.)
In thousands, except per share amounts


                                                                     First           Second             Third            Fourth
Fiscal Year Ended November 25, 1995                                 Quarter          Quarter           Quarter           Quarter
---------------------------------------------------------------------------------------------------------------------------------


Income
   Net sales                                                     $  556,218        $  711,679       $  737,237        $  675,052
   Other income                                                       1,344             1,517            1,357             1,266
                                                                 ----------------------------------------------------------------
                                                                    557,562           713,196          738,594           676,318

Costs and expenses
   Cost of merchandise sold                                         389,065           513,418          530,402           479,735
   Selling, general and administrative                              142,669           158,984          159,272           158,664
   Special charges                                                       --                --               --           153,667
   Provision for depreciation and amortization                       14,689            15,083           15,567            15,017
   Interest expense                                                  15,273            15,573           15,247            14,974
                                                                 ----------------------------------------------------------------
                                                                    561,696           703,058          720,488           822,057
                                                                 ----------------------------------------------------------------
     INCOME (LOSS) BEFORE INCOME TAXES                               (4,134)           10,138           18,106          (145,739)

Federal and state income taxes                                       (1,770)            4,550            8,985           (16,676)
                                                                 ----------------------------------------------------------------

Income (loss) before equity in loss of joint venture                 (2,364)            5,588            9,121          (129,063)

Equity in loss of joint venture                                      (1,500)             (975)            (975)           (8,381)
                                                                 ----------------------------------------------------------------

                                   NET INCOME (LOSS)             $   (3,864)       $    4,613       $    8,146        $ (137,444)
                                                                 ================================================================


Net income (loss) per common share                               $     (.13)       $      .08       $      .17        $    (3.48)
                                                                 ================================================================

Weighted average common and dilutive common
   equivalent shares outstanding                                     39,878            40,092           40,116            39,914
                                                                 ================================================================


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


Payless Cashways, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Annual Report to Shareholders.



Operating Data                                                                               Fiscal Year Ended
                                                                              ----------------------------------------------
percent of net sales                                                            Nov. 30,         Nov. 25,          Nov. 26,
                                                                                  1996             1995              1994
                                                                              ----------------------------------------------


Net sales.......................................................                  100.0 %           100.0 %          100.0 %
Other income....................................................                     .3                .2               .4
Cost of merchandise sold........................................                   72.1              71.4             70.5
Selling, general and administrative.............................                   23.3              23.1             21.8
Special charges.................................................                     .3               5.7               --
Asset impairment charges........................................                    2.3                --               --
Provision for depreciation and amortization.....................                    2.1               2.3              2.2
Interest expense................................................                    2.3               2.3              2.4
Interest income.................................................                    (.2)               --               --
                                                                              ----------------------------------------------

Income (loss) before income taxes...............................                   (1.9)             (4.6)             3.5
Federal and state income taxes..................................                   (1.2)              (.2)             1.5
Equity in loss of joint venture.................................                     --               (.4)             (.1)
                                                                              ----------------------------------------------

Income (loss) before extraordinary item.........................                    (.7)             (4.8)             1.9
Extraordinary item..............................................                     --                --              (.3)
                                                                              ----------------------------------------------
Net income (loss)...............................................                    (.7)%            (4.8)%            1.6 %
                                                                              ==============================================


SALES

Net sales for fiscal 1996, a 53-week year, decreased 1.4% from fiscal 1995, a 52-week year, and fiscal 1995 net sales decreased 1.6% from fiscal 1994, also a 52-week year. On a 52-week basis, net sales for fiscal year 1996 decreased 3.0% compared to fiscal 1995. Same-store sales (sales from stores that have been open one full year), on a 52-week basis, decreased by 2.5% for fiscal 1996, and decreased 4.5% for fiscal 1995. Net sales for 1996 reflect increasing competitive pressure on the Company's consumer business, although there was strong growth in the professional business aided by improved external conditions such as housing activity and consumer sentiment. Sales from professional customers increased 7.7%, while sales from the consumer side of the business decreased 8.1% in fiscal 1996. The Company expects that openings by warehouse-format competitors will continue. The Company believes the implementation of its Dual Path strategy positions it to meet new competition and grow the business. The Company, early in 1996, closed six stores and closed another eight stores in the fourth quarter of 1996. Net sales for 1995 were negatively impacted by deflated lumber costs, a slower housing environment, softness in consumer spending, competitive pressures and, in a number of markets, an excess of retail space devoted to the sale of building materials. Sales from professional customers declined 1.9% in fiscal 1995 compared to double-digit gains in the past several years. Six new stores were opened during 1995.

Gains of $2.3 million, related to insurance settlement proceeds in excess of net book value for buildings and equipment destroyed in a 1995 fire loss, are included in other income for fiscal 1996. Other income for fiscal year 1994 includes gains of $5.9 million related to settlements of 1993 flood losses.

COSTS AND EXPENSES

The cost of merchandise sold, as a percent of sales, was 72.1% in fiscal 1996, 71.4% in fiscal 1995, and 70.5% in fiscal 1994. A third quarter inventory write-down of $5.8 million, related to the closing of nine underperforming stores, was 0.2% of sales for fiscal 1996. The decrease in 1996 gross margins was also due, in part, to the growth in sales to the professional customer whose merchandise purchases include a higher percentage of commodity goods at margin rates somewhat lower than the Company average. Cost of merchandise sold in fiscal 1996 benefited from a $3.2 million LIFO credit, related to a liquidation of LIFO inventories and deflation, compared to a $4.2 million and a $3.1 million LIFO charge in fiscal 1995 and 1994, respectively. The remainder of the cost of merchandise sold increase in 1996, as well as the increase in 1995, were primarily due to the Company's pricing initiatives.

Selling, general and administrative expenses, as a percent of sales, were 23.3%, 23.1%, and 21.8% for fiscal 1996, 1995 and 1994, respectively. The increase as a percent of sales for fiscal 1996 was due primarily to lower sales; the 1996 decrease in dollars was due primarily to savings from six stores closed in the first quarter of fiscal 1996.

Payless Cashways, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont'd.)


The primary reasons for the 1995 increase over 1994 selling, general and administrative expenses were costs associated with new stores and investment in approximately 200 outside sales people. Lower sales in 1995 also contributed to the increase in selling, general and administrative expenses as a percent of sales.

Interest expense decreased to $60.5 million in fiscal 1996 due primarily to retirement of long-term debt, some of which was replaced with lower interest-bearing debt. Interest expense decreased to $61.1 million in fiscal 1995 from $65.6 million in fiscal 1994, due to retirement of long-term debt and lower interest rates. The Company also recorded interest income of $4.9 million ($2.9 million after tax) in the third quarter of 1996, related to a pending tax refund arising out of recent legislation and a settlement with the Internal Revenue Service ("IRS").

A special charge of $8.2 million ($5.0 million after tax), primarily a cash charge, was recorded in the third quarter of fiscal 1996 to reflect future store rentals and real estate disposal costs related to the closing of nine underperforming stores. In addition, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 requires the Company to record impairments of long-lived assets and associated goodwill when there is evidence that events or changes in circumstances have made recovery of an asset's carrying value unlikely. As a result of the increasingly competitive environment for building materials retailing and in connection with the evaluation of certain underperforming stores, the Company recorded an asset impairment charge of $59.7 million ($44.6 million after tax) in the third quarter of 1996. This charge included the carrying value write-down of $25.7 million for certain real estate which is considered impaired, the write-off of $22.4 million of goodwill which is attributable to those assets and which was established in 1988 as part of the Company's leveraged buyout, and $11.6 million of future store lease obligations. Additional details on the special charge and the asset impairment charge are set forth in Notes H and I, respectively, to the Financial Statements. The Company will continue to review assets for impairment, particularly given the ongoing competitive environment for building materials retailing.

On December 15, 1995, the Company announced a restructuring plan which included the closing of six underperforming stores on December 30, 1995, the sale of an underutilized distribution center on December 22, 1995, and, during the first quarter of fiscal 1996, the reorientation of several stores to concentrate on the professional customer. The plan was completed during fiscal 1996, except for the completion of all real estate sales. A pretax special charge of $153.7 million was recorded in the fourth quarter of fiscal 1995 to reflect costs associated with the restructuring. Proceeds from future real estate sales will be used to reduce debt and to fund capital expenditures. Among other effects, the 1995 special charge reduced amortization of goodwill in 1996 by approximately $3.2 million. Additional details on the restructuring costs are set forth in Note I to the Financial Statements.

On August 20, 1996, the Small Business Job Protection Act of 1996 was signed into law. Certain provisions of this Act clarify the Tax Reform Act of 1986 and make retroactively tax deductible certain costs and expenses previously recorded by the Company without any related tax benefit. In addition, during 1996, the Company settled with the IRS regarding several tax issues. As a result, the Company recorded a tax benefit of $23.7 million and related interest income, discussed earlier. This tax benefit includes recoverable income taxes of $10.0 million and non-cash tax benefits of $13.7 million. The effective tax rate for fiscal 1996 was different from the 35% statutory rate primarily due to the effect of goodwill amortization and the write-off of goodwill as part of the asset impairment charge, both of which are non-deductible for income tax purposes, and the tax benefit related to recent legislation and the IRS settlement. The effective tax rate for fiscal years 1995 and 1994 were also different from the 35% statutory rate primarily due to the effect of goodwill amortization and the 1995 write-off of a portion of goodwill.

NET INCOME (LOSS)

The Company had a loss before extraordinary item of $19.1 million in 1996 compared to a loss before extraordinary item of $128.5 million in 1995 and income before extraordinary item of $52.1 million in fiscal 1994. The 1996

Payless Cashways, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont'd.)


loss before extraordinary item reflects store closing charges, an asset impairment charge, a federal income tax benefit and related interest income, all discussed above. The 1995 loss before extraordinary item reflects the pretax special charge of $153.7 million ($133.1 million net of tax) in connection with the restructuring discussed above. Both the 1995 and the 1994 results reflect the Company's share in its Mexican joint venture's operating loss prior to the sale of this investment in October 1995. The 1995 equity in the loss of joint venture also includes an $8.0 million, pretax, loss on the sale of this investment. Excluding the non-routine items recorded during fiscal 1996 and 1995, income before extraordinary item for 1996 would have decreased to $7.4 million compared to income before extraordinary item for 1995 of $12.5 million, due primarily to lower sales in 1996. The 1995 decrease from 1994 income before extraordinary item of $52.1 million was due to lower sales and higher expense levels in 1995.



Comparative Operating Data                          Fiscal Year Ended November 30, 1996          Fiscal Year Ended November 25, 1995
                                                ------------------------------------------   ---------------------------------------
In thousands, except per share amounts                Pro Forma          Historical                Pro Forma         Historical
                                                     (Excluding          (Including               (Excluding         (Including
                                                 Non-Routine Items)    Non-Routine Items)     Non-Routine Items)  Non-Routine Items)
                                                ------------------------------------------   ---------------------------------------


Net sales and other income                         $  2,650,905           $  2,650,905          $  2,685,670          $  2,685,670
Income from operations before depreciation
  and  amortization                                $    134,552           $     60,824          $    153,461          $       (206)
Net income (loss)                                  $      7,428           $    (19,078)         $     12,499          $   (128,549)
Net income (loss) per common share                 $        .04           $       (.63)         $       0.17          $      (3.36)
Average common shares outstanding                        39,946                 39,946                39,904                39,904


In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which is effective for fiscal years beginning after December 15, 1995. As permitted by SFAS 123, the Company plans to continue to account for its stock-based plans under APB No. 25, "Accounting for Stock Issued to Employees" and to provide pro forma disclosures of the compensation expense determined under the fair value provisions of SFAS 123, if material.

In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"), which is effective for transactions after December 31, 1996. The Company believes that, based upon available information, its ongoing sales of commercial credit receivables will qualify for sale treatment in compliance with SFAS 125.

Effects of Inflation
--------------------

The Company experienced slight deflation in its non-lumber inventories during 1996. Inflation rates, included in the Company's cost of merchandise sold, were comparable for fiscal 1995 and 1994. Approximately 82% of the Company's inventory is valued using the LIFO inventory accounting method; therefore, current costs are reflected in the cost of merchandise sold, rather than in inventory balances. During 1995, the Company experienced price deflation in its lumber inventory which is valued using the FIFO inventory accounting method. The Company estimates that this price deflation had a negative 1.6% impact on same-store sales.

Financing Activities
--------------------

On October 3, 1996, the Company amended its $408 million credit agreement to include two tranches of term loans in the aggregate amount of $273 million, a revolving credit facility of $135 million and a $60 million working capital facility (the "Swingline Facility") that can only be drawn upon if the revolving credit facility is fully utilized (the "Amended Credit Agreement"). The Swingline Facility must be repaid in full prior to repaying any other part of the Amended Credit Agreement. All facilities mature in November 2000. As part of the amendment, permitted levels of capital expenditures were increased (to $72 million in 1997, $81 million in 1998, $100 million in 1999 and $59 million in
2000), additional collateral (including substantially all merchandise inventory) was added, various covenants were modified or

Payless Cashways, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont'd.)


eliminated and interest rates were increased. The Amended Credit Agreement is designed to give the Company additional flexibility and liquidity in order to continue the implementation of its strategic plan and provide the banks with additional security.

On December 22, 1995, the Company made a $16.5 million mortgage loan prepayment in connection with the sale of a distribution center described below and in Note I to the Financial Statements.

In November 1995, the Company amended and restated its five-year credit agreement to include a $40.0 million term loan and to reduce the revolving credit facility to $380.0 million. As part of the amendment, various covenants were modified and interest rates were increased. In addition, in 1995, the Company entered into an interest rate cap limiting the interest rates on $100 million of its floating rate debt to 8% LIBOR through January 20, 1998. Also, during 1995, the Company entered into an interest rate swap agreement under which it agreed to pay quarterly a 6-9/16% fixed rate of interest effective December 1, 1995, through December 1, 1999, in exchange for quarterly receipt of LIBOR on $36.0 million.

In November 1994, the Company entered into a $420 million credit agreement to replace its existing bank credit agreement and a multi-draw credit agreement. Also during 1994, the Company repurchased and retired $26.3 million aggregate principal amount of Senior Subordinated Notes with $25 million borrowed under the multi-draw credit agreement.

At November 30, 1996, Payless had approximately $637.0 million of indebtedness. Payless expects from time to time to incur additional seasonal indebtedness.


Liquidity and Capital Resources
-------------------------------

The Company's principal source of cash is from operations. Cash provided by operating activities was $32.4 million for fiscal 1996, compared to $108.4 million for fiscal 1995 and $117.3 million for fiscal 1994. The 1996 decrease in cash provided by operating activities was primarily due to a decrease in accounts payable and an increase in merchandise inventories, as well as decreased operating income. The 1996 decrease in accounts payable levels compared to year-ago levels is primarily due to slower inventory turns and a shift in the mix of purchases between commodity products (shorter payment terms) and non-commodity products (longer payment terms). The primary reason for the 1995 decrease in cash provided by operating activities was decreased operating income.

Borrowings are available under the Amended Credit Agreement to supplement cash generated by operations. At November 30, 1996, $100.0 million was available for borrowing. Working capital was $131.0 million and $98.4 million at the end of fiscal 1996 and fiscal 1995, respectively. The current ratio was 1.41 to 1 and
1.29 to 1 at the end of fiscal 1996 and fiscal 1995, respectively. The primary reasons for the increase in working capital and the current ratio were increased levels of inventory, a decrease in the current portion of long-term debt and a decrease in accounts payable. The Company's inventory levels are at the lowest levels during the seasonally low sales months of December through February and are at the highest levels during the peak selling months of May through September. During the peak period, inventory is financed by cash from operations and trade accounts payable. During the winter months, inventory is financed by cash from operations, trade accounts payable and borrowings under the Amended Credit Agreement, as needed. The Company believes that cash generated from operations and borrowings under the Amended Credit Agreement will adequately meet its working capital needs, debt service and other obligations which will become due in fiscal 1997.

During 1996, the Company's primary investing activities were capital expenditures primarily for strategic initiatives, renovation of existing stores and additional equipment. The Amended Credit Agreement governs the amount of capital expenditures which can be made and increases the permitted levels of capital expenditures compared to the previous bank credit agreement (to $72 million in 1997, $81 million in 1998, $100 million in 1999 and $59 million in
2000). The Company spent approximately $41.7 million, $67.3 million and $81.9 million in fiscal 1996, 1995 and 1994, respectively, for strategic initiatives, including

Payless Cashways, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont'd.)


the acquisition of a door and trim manufacturer in Phoenix, AZ, during January 1996, renovation of existing stores, additional equipment and, in fiscal 1995 and 1994, new stores. For fiscal 1996, the Company shifted its emphasis from new store openings to initiatives that further address the needs of the professional and do-it-yourself customers. Several stores were reoriented to concentrate on the professional customer and merchandise assortment was added to many stores to address do-it-yourself customer demand for more choices of price, quality and style. During fiscal 1996, in support of the professional customer, the Company completed the acquisition of the manufacturer mentioned above and expanded the manufacturing capability of one of its existing door plants. During the first quarter of 1996, the Company sold a distribution center in connection with the 1995 restructuring plan, providing approximately $11.9 million of cash proceeds. The Company leased one new store in 1996, which it plans to open in 1997. During 1995, six new stores were opened and two stores were sold. The Company intends to finance fiscal 1997 budgeted capital expenditures of approximately $72 million, consisting primarily of strategic initiatives, renovation of existing stores, and additional equipment, with funds generated from operations and borrowings under the Amended Credit Agreement.

During fiscal 1995, the Company also invested $9.3 million in its joint venture, Total Home de Mexico, S.A. de C.V., prior to the sale of this investment in October 1995. Significant changes in the Mexican economy caused the Company to reassess its position and sell its Mexican investment to an affiliate of its former joint venture partner.

The Company's most significant financing activity is and will continue to be the retirement of indebtedness. In connection with the sale of the distribution center, discussed above, and in anticipation of selling real estate related to stores closed in 1996, the Company repaid approximately $16.5 million of related indebtedness during the first quarter of 1996. Although the Company's consolidated indebtedness is and will continue to be substantial, management believes that, based upon its analysis of the Company's financial condition, the cash flow generated from operations during the past 12 months and the expected results of operations in the future, cash flow from operations and borrowing availability under the Amended Credit Agreement should provide sufficient liquidity to meet all cash requirements for the next 12 months without additional financing. The Amended Credit Agreement contains a number of financial covenants with which the Company must comply. Several of these require that the Company's operating performance improves over the remaining term of the Amended Credit Agreement. Certain of these covenants are detailed in Note B to the Financial Statements. First quarter 1997 results are likely to be below results for the same quarter of the prior year. Management currently expects that it will achieve compliance with these covenants throughout fiscal 1997.

Forward-looking statements in the Letter to Shareholders, the subsection entitled "Costs and Expenses" and in this subsection of this Annual Report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made above. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: consumer spending and debt levels; interest rates; housing activity, including existing home turnover and new home construction; lumber prices; product mix; sales of real estate held for sale; growth of certain market segments; competitive pressure on sales and pricing; and an excess of retail space devoted to the sale of building materials. Additional information concerning those and other factors is contained in the Company's Securities and Exchange Commission filings, including but not limited to the Form 10-K, copies of which are available from the Company without charge or on the Company's web site, payless.cashways.com.

Payless Cashways, Inc.

STATEMENTS OF OPERATIONS



                                                                                           Fiscal Year Ended
                                                                        --------------------------------------------------------
                                                                        November 30,         November 25,         November 26,
In thousands, except per share amounts                                      1996                 1995                 1994
--------------------------------------------------------------------------------------------------------------------------------


Income
     Net sales                                                          $   2,642,829        $   2,680,186        $   2,722,539
     Other income--Note A                                                       8,076                5,484               10,643
                                                                        --------------------------------------------------------
                                                                            2,650,905            2,685,670            2,733,182
Costs and expenses
     Cost of merchandise sold                                               1,906,734            1,912,620            1,918,674
     Selling, general and
         administrative--Notes E, F and G                                     615,466              619,589              594,024
     Special charges--Note I                                                    8,184              153,667                   --
     Asset impairment charges--Note H                                          59,697                   --                   --
     Provision for depreciation and amortization                               55,016               60,356               58,692
     Interest expense--Note B                                                  60,488               61,067               65,571
     Interest income--Note D                                                   (4,900)                  --                   --
                                                                        --------------------------------------------------------
                                                                            2,700,685            2,807,299            2,636,961
                                                                        --------------------------------------------------------

                              INCOME (LOSS) BEFORE INCOME TAXES               (49,780)            (121,629)              96,221

Federal and state income taxes--Note D                                        (30,702)              (4,911)              41,808
                                                                        --------------------------------------------------------

Income (loss) before equity in loss of joint venture and
   extraordinary item                                                         (19,078)            (116,718)              54,413

Equity in loss of joint venture--Note A                                            --              (11,831)              (2,281)
                                                                        --------------------------------------------------------

Income (loss) before extraordinary item                                       (19,078)            (128,549)              52,132

Extraordinary item:  early extinguishment of
   debt--Notes B and D                                                             --                   --               (7,243)
                                                                        --------------------------------------------------------

                                        NET INCOME (LOSS)               $     (19,078)       $    (128,549)       $      44,889
                                                                        ========================================================

Net income (loss) attributable to Common Stock                          $     (25,061)       $    (134,076)       $      39,783
                                                                        ========================================================

Income (loss) per common share before extraordinary item                $        (.63)       $       (3.36)       $       1.17

Extraordinary item:  early extinguishment of debt                                  --                  --                 (.18)
                                                                        --------------------------------------------------------

Net income (loss) per common share--Note A                              $        (.63)       $       (3.36)       $        .99
                                                                        ========================================================

Weighted average common and dilutive common
   equivalent shares outstanding--Notes A and C                                39,946               39,904               40,257
                                                                        ========================================================


See notes to financial statements

Payless Cashways, Inc.

BALANCE SHEETS



                                                                                       November 30,          November 25,
In thousands                                                                               1996                  1995
-------------------------------------------------------------------------------------------------------------------------


ASSETS

     CURRENT ASSETS
         Cash and cash equivalents                                                    $        425          $        960
         Merchandise inventories--Notes A and B                                            399,010               392,604
         Prepaid expenses and other current assets                                          22,281                29,375
         Income taxes receivable--Note D                                                    15,200                    --
         Deferred income taxes--Note D                                                      13,681                19,740
                                                                                      -----------------------------------
                                             TOTAL CURRENT ASSETS                          450,597               442,679


     OTHER ASSETS
         Real estate held for sale--Note H                                                  18,529                 6,082
         Cost in excess of net assets acquired,
           less accumulated amortization of $105,198
           and $95,372, respectively--Notes A, H and I                                     292,946               323,819
         Deferred financing costs--Notes A and B                                            12,837                11,421
         Other                                                                              12,917                14,925


     LAND, BUILDINGS AND EQUIPMENT--Notes A and B
         Land and land improvements                                                        179,633               190,951
         Buildings                                                                         476,144               507,339
         Equipment                                                                          98,304                93,830
         Automobiles and trucks                                                             24,264                26,468
         Construction in progress                                                            4,590                 7,867
         Allowance for depreciation and amortization                                      (277,643)             (280,945)
                                                                                      -----------------------------------
                              TOTAL LAND, BUILDINGS AND EQUIPMENT                          505,292               545,510
                                                                                      -----------------------------------
                                                                                      $  1,293,118          $  1,344,436
                                                                                      ===================================

See notes to financial statements

Payless Cashways, Inc.

BALANCE SHEETS (cont'd.)



                                                                                       November 30,          November 25,
In thousands                                                                               1996                  1995
-------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
         Current portion of long-term debt--Note B                                    $     18,340          $     31,472
         Trade accounts payable                                                            121,891               159,844
         Salaries, wages and bonuses                                                        31,052                24,106
         Accrued interest                                                                    3,193                 4,894
         Insurance reserves                                                                 25,713                20,553
         Future store lease payments--Note H                                                17,460                    --
         Other accrued expense--Notes E, H and I                                            71,182                75,611
         Taxes, other than income taxes                                                     24,318                21,114
         Income taxes payable--Note D                                                        6,444                 6,685
                                                                                      -----------------------------------
                                                 TOTAL CURRENT LIABILITIES                 319,593               344,279


     LONG-TERM DEBT, less portion classified as current
         liability--Note B                                                                 618,667               608,627

     NON-CURRENT LIABILITIES
         Deferred income taxes--Note D                                                      41,665                59,994
         Other--Note F                                                                      23,462                23,373

     SHAREHOLDERS' EQUITY--Notes A, B and C
         Preferred Stock, $1.00 par value, 25,000,000
           shares authorized; issued:
              Cumulative Preferred Stock, 406,000 shares, $78,563
                and $72,580 aggregate liquidation preference, respectively                  40,600                40,600
         Common Stock, $.01 par value:
           Voting, 150,000,000 shares authorized, 37,709,028
              and 37,663,922 shares issued, respectively                                       377                   376
           Non-Voting Class A, 5,000,000 shares authorized, 2,250,000
              shares issued                                                                     23                    23
         Additional paid-in capital                                                        487,728               487,083
         Accumulated deficit                                                              (238,997)             (219,919)
                                                                                      -----------------------------------
                                                TOTAL SHAREHOLDERS' EQUITY                 289,731               308,163
                                                                                      -----------------------------------
     COMMITMENTS AND CONTINGENCIES--Notes E, F, G and J
                                                                                      $  1,293,118          $  1,344,436
                                                                                      ===================================

See notes to financial statements

Payless Cashways, Inc.

STATEMENTS OF CASH FLOWS



                                                                                            Fiscal Year Ended
                                                                         -------------------------------------------------------
                                                                          November 30,         November 25,        November 26,
In thousands                                                                  1996                 1995                1994
--------------------------------------------------------------------------------------------------------------------------------


Cash Flows from Operating Activities
      Net income (loss)                                                  $    (19,078)         $   (128,549)       $     44,889
      Adjustments to reconcile net income (loss)
          to net cash provided by operating activities:
        Depreciation and amortization                                          55,016                60,356              58,692
        Asset impairment charges--Note H                                       59,697                    --                  --
        Non-cash interest                                                       2,534                 2,351               4,803
        Loss on early extinguishment of debt--Note B                               --                    --               7,243
        Equity in loss of joint venture--Note A                                    --                11,831               2,281
        Deferred income taxes                                                 (12,270)              (22,326)              7,753
        Special charges--Note I                                                 8,184               153,667                  --
        Other                                                                   1,337                   927               1,674
      Changes in assets and liabilities:
        Decrease in trade receivables                                              --                 5,858               8,770
        Decrease (increase) in merchandise inventories                         (6,406)                4,062             (23,663)
        Decrease (increase) in prepaid expenses
             and other current assets                                          (4,763)                9,532              (8,831)
        Increase in income taxes receivable                                   (15,200)                   --                  --
        (Decrease) increase in trade accounts payable                         (37,953)                8,785               5,794
        Increase in other current liabilities                                   1,349                 1,934               7,925
                                                                         -------------------------------------------------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES                                  32,447               108,428             117,330


Cash Flows from Investing Activities
      Additions to land, buildings and equipment                              (40,117)              (67,281)            (81,906)
      Proceeds from sale of land, buildings and equipment                      14,709                   467               2,175
      Acquisition of business, excluding working capital:
        Land, buildings and equipment                                            (193)                   --                  --
        Purchase price in excess of net assets acquired                        (1,360)                   --                  --
      Investment in joint venture--Note A                                          --                (9,254)             (6,369)
      Decrease (increase) in other assets                                       1,435                 3,049              (5,788)
                                                                         -------------------------------------------------------
    NET CASH USED IN INVESTING ACTIVITIES                                     (25,526)              (73,019)            (91,888)


Cash Flows from Financing Activities
      Proceeds from long-term debt--Note B                                     28,000                    --             369,999
      Retirements of long-term debt -- Note B                                 (31,092)              (34,301)           (390,357)
      Fees and financing costs paid in connection with debt
        refinancing -- Note B                                                  (3,670)               (1,267)             (3,094)
      Sale of Common Stock under stock option plan                                 94                    16               2,326
      Sale of Common Stock under warrants                                          --                    --                 133
      Decrease in short-term borrowings                                            --                    --              (5,000)
      Other                                                                      (788)               (1,577)               (442)
                                                                         -------------------------------------------------------
    NET CASH USED IN FINANCING ACTIVITIES                                      (7,456)              (37,129)            (26,435)
                                                                         -------------------------------------------------------

Net decrease in cash and cash equivalents                                        (535)               (1,720)               (993)
Cash and cash equivalents, beginning of period                                    960                 2,680               3,673
                                                                         -------------------------------------------------------

Cash and cash equivalents, end of period                                 $        425          $        960        $      2,680
                                                                         =======================================================

See notes to financial statements

Payless Cashways, Inc.

STATEMENTS OF SHAREHOLDERS' EQUITY

                                                  Preferred           Common       Additional     Foreign
                                                    Stock              Stock         Paid-in     Currency      Accumulated
In thousands                                   $1.00 Par Value    $.01 Par Value     Capital    Translation      Deficit      Total
-----------------------------------------------------------------------------------------------------------------------------------

Balance at November 27, 1993                      $  40,600          $ 395         $ 482,575      $    --    $  (136,259) $ 387,311

   Net income for the year                                                                                        44,889     44,889
   Sale of Voting Common Stock under stock
     option plan                                                         3             3,337                                  3,340
   Sale of Voting Common Stock under warrants                           --               133                                    133
   Tax benefit from stock option exercises--Note D                                       148                                    148
   Restricted Stock--Note C                                              1               133                                    134
   Conversion of Non-Voting Class B Common
     Stock to Voting Common Stock--Note C                               --                                                       --
   Foreign currency translation adjustment                                                            (90)                      (90)
                                                  ----------------------------------------------------------------------------------

Balance at November 26, 1994                      $  40,600           $399         $ 486,326      $   (90)   $   (91,370) $ 435,865

   Net loss for the year                                                                                        (128,549)  (128,549)
   Sale of Voting Common Stock under
     stock option plan                                                  --                77                                     77
   Tax benefit from stock option exercises--Note D                                       325                                    325
   Restricted Stock--Note C                                             --               355                                    355
   Foreign currency translation adjustment                                                         (2,499)                   (2,499)
   Sale of joint venture stock                                                                      2,589                     2,589
                                                  ----------------------------------------------------------------------------------

Balance at November 25, 1995                      $  40,600          $ 399         $ 487,083      $    --    $  (219,919) $ 308,163

   Net loss for the year                                                                                         (19,078)   (19,078)
   Sale of Voting Common Stock under stock
     option plan                                                         1               463                                    464
   Tax benefit from stock option exercises--Note D                                       (24)                                   (24)
   Restricted Stock --Note C                                            --               206                                    206
                                                  ----------------------------------------------------------------------------------

Balance at November 30, 1996                      $  40,600          $ 400         $ 487,728      $    --    $  (238,997) $ 289,731
                                                  ==================================================================================


See notes to financial statements

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS


NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: During fiscal 1996, Payless Cashways, Inc. (the "Company") merged its wholly owned subsidiary into the Company. The financial statements prior to fiscal 1996 include the accounts of Payless Cashways, Inc. and its wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated in the accompanying financial statements prior to fiscal 1996.

The Company was a 49% investor in Total Home de Mexico, S.A. de C.V., a joint venture with a Mexican company, Alfa, S.A. de C.V. ("Alfa"), until October 24, 1995. At that time, the Company sold its ownership interest to an affiliate of Alfa, and an $8.0 million, or $.20 per common share, loss on the sale has been reflected in the accompanying 1995 statements of operations as equity in loss of joint venture. The Company had accounted for this investment on the equity method.

DESCRIPTION OF BUSINESS: The Company is engaged in only one line of business--the retail sale of building materials and supplies. At November 30, 1996, the Company operated 192 stores in 22 states located in the Midwest, Southwest, Pacific Coast, Rocky Mountain and New England areas. The Company's primary customers include project-oriented do-it-yourselfers and professionals. In recent years, the building materials retailing industry has experienced increased levels of competition as several national chains have expanded their operations.

USE OF ESTIMATES AND OTHER UNCERTAINTIES: In preparing the financial statements in conformity with generally accepted accounting principles, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's future results could be adversely affected by a number of factors, including: competitive pressure on sales and pricing from well-capitalized warehouse-format home centers; the Company's ability to effectively execute its business strategy; weather conditions; consumer spending and debt levels; interest rates; housing activity, including existing home turnover and new home construction; lumber prices; product mix; sales of real estate held for sale; and growth of certain market segments.

MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost (approximately 82% at last-in, first-out method, and the remainder at first-in, first-out method) or market. Had the first-in, first-out method been used for all inventories, the carrying value of these inventories would have increased approximately $24.3 million and $27.5 million at November 30, 1996, and November 25, 1995, respectively. During fiscal 1996, the liquidation of LIFO inventories decreased cost of merchandise sold and, therefore, decreased the loss before income taxes by $1.2 million.

LAND, BUILDINGS AND EQUIPMENT: Land, buildings and equipment are stated on the basis of cost. Provisions for depreciation of land improvements, buildings and equipment are computed primarily by the straight-line method over the estimated useful lives of the assets or the terms of the related leases, which range from three to 39 years.

The accompanying 1996 statements of operations reflect $2.3 million as other income related to an insurance reimbursement for lost profits and settlement proceeds in excess of net book value for buildings and equipment destroyed in a fire loss.

In July 1993, two of the Company's retail facilities were destroyed by the midwestern floods. The Company carries property, business interruption, and extra-expense insurance coverages. The Company operated temporary locations to service its customers until these facilities were rebuilt or replaced. Settlement proceeds in excess of net book value of $2.8 million related to the flood-damaged

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS


real estate, fixtures and equipment and the $3.1 million reimbursement of lost profits have been reflected in the accompanying 1994 statements of operations as other income.

DEFERRED FINANCING COSTS: Deferred financing costs are being amortized over the respective borrowing terms using the interest method.

STOCK-BASED COMPENSATION: In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which is effective for fiscal years beginning after December 15, 1995. As permitted by SFAS 123, the Company plans to continue to account for its stock-based plans under APB No. 25, "Accounting for Stock Issued to Employees" and to provide pro forma disclosures of the compensation expense determined under the fair value provisions of SFAS 123, if material.

FOREIGN CURRENCY TRANSLATION: Prior to the sale of the investment on October 24, 1995, adjustments resulting from the currency translation of the Mexican joint venture financial statements into U.S. dollars as of the balance sheet date were reflected as a separate component of shareholders' equity.


COST IN EXCESS OF NET ASSETS ACQUIRED: The cost in excess of the fair value of net assets acquired (goodwill) is being amortized using the straight-line method over 40 years. When facts and circumstances indicate potential impairment, the Company evaluates the recoverability of asset carrying values, including associated goodwill, using estimates of undiscounted future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values. The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in the third quarter of fiscal 1996. See Note H.


NET INCOME (LOSS) PER COMMON SHARE: Net income (loss) per common share has been computed based on the weighted average number of common shares outstanding during the period plus common stock equivalents, when dilutive, consisting of certain stock options and shares issuable under the Director Deferred Compensation Plan, when applicable. For purposes of this computation, net income
(loss) was adjusted for dividend requirements on preferred stock.


INCOME TAXES: The Company accounts for income taxes based on Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


STATEMENT OF CASH FLOWS: For purposes of the statement of cash flows, the Company considers investments in debt instruments with original maturities of three months or less to be cash equivalents.

During fiscal 1996, federal and state income tax refunds, net of payments, were $8.8 million and during fiscal 1995 and 1994, federal and state income taxes paid, net of refunds, were $21.0 million and $32.2 million, respectively.

Cash paid for interest, net of interest capitalized, was $62.2 million, $60.0 million, and $67.0 million during fiscal 1996, 1995, and 1994, respectively.


SALE OF RECEIVABLES: The Company sells its commercial credit accounts to a third-party administrator pursuant to an

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


agreement. A substantial portion of the Company's commercial credit sales are to remodelers and contractors. Under the agreement, the Company pays a servicing fee and assumes the credit risk. At November 30, 1996, and November 25, 1995, the outstanding balance of commercial credit accounts sold to the third-party administrator was approximately $104.7 million and $93.0 million, respectively. The Company has provided a reserve of $5.7 million at November 30, 1996, and $5.5 million at November 25, 1995, which is believed to adequately cover its credit risk related to these accounts.

Under a third-party administrative servicing agreement for the Company's private-label charge card program, charge card accounts are sold to the administrator and the Company assumes no credit risk.

In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"), which is effective for transactions after December 31, 1996. The Company believes that, based upon available information, its ongoing sales of commercial credit receivables will qualify for sale treatment in compliance with SFAS 125.

REAL ESTATE HELD FOR SALE: Real estate held for sale, consisting primarily of closed store facilities, is reflected at the lower of cost less accumulated depreciation or estimated fair value less cost to sell.

FAIR VALUE OF FINANCIAL INSTRUMENTS: Based on the borrowing rates currently available to the Company for debt issuances with similar terms and maturities, the fair value of long-term debt including the current portion is approximately $564 million and $617 million at November 30, 1996 and November 25, 1995, respectively. The Company believes the carrying amounts of cash and cash equivalents, trade receivables, trade accounts payable and accrued expenses are a reasonable estimate of their fair value.

DERIVATIVE FINANCIAL INSTRUMENTS: Premiums paid for purchased interest rate cap agreements are amortized to interest expense over the term of the agreement. Unamortized premiums are included in deferred financing costs in the balance sheets. Amounts received under the cap agreement are reflected as a reduction of interest expense. Amounts received or paid under the interest rate swap agreement discussed in Note G are reflected as a reduction or increase of rent expense.

At November 30, 1996, the aggregate carrying value of such instruments was approximately $0.6 million. The estimated amount the Company would have had to pay at November 30, 1996, to cancel or transfer the agreements to other parties, was approximately $0.9 million.


ACCOUNTING PERIOD: The Company's fiscal year ends on the last Saturday in November. Fiscal year 1996 consisted of 53 weeks and fiscal years 1995 and 1994 consisted of 52 weeks each.


NOTE B--LONG-TERM DEBT

Long-term debt consisted of the following:


In thousands                                                                                1996              1995
                                                                                       -------------------------------

Amended Credit Agreement, secured by inventory,
   certain real estate, and equipment, variable interest
   rate, payable in varying amounts through 2000                                       $  354,000          $  326,000

Mortgage loan  payable to  insurance  company, secured by
   certain  real estate, 11.04% to 11.21%, payable in
   varying amounts through 2003                                                           108,000             138,987

Senior subordinated notes, 9-1/8%, due 2003                                               173,655             173,655

Other senior debt, 10% to 12%, payable in varying
   amounts through 2004                                                                     1,352               1,457
                                                                                       -------------------------------
                                                                                          637,007             640,099
Less portion classified as current liability                                              (18,340)            (31,472)
                                                                                       -------------------------------
                                                                                       $  618,667          $  608,627
                                                                                       ===============================


On October 3, 1996, the Company restructured and amended its $408 million credit agreement to include two tranches of term loans in the aggregate amount of $273 million, a revolving credit facility

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)

of $135 million and a $60 million working capital facility (the "Swingline Facility") that can only be drawn upon if the revolving credit facility is fully utilized (the "Amended Credit Agreement"). The Swingline Facility must be repaid in full prior to repaying any other part of the Amended Credit Agreement. The term loans require annual principal payments of $3 million beginning on September 15, 1997, with final maturity on November 20, 2000. At November 30, 1996, there were combined borrowings under the agreement of $354.0 million as well as outstanding standby letters of credit of $14.0 million. The Company had $100.0 million available for borrowing under this agreement at the end of fiscal 1996. The Amended Credit Agreement is secured by substantially all merchandise inventory, certain real estate, and substantially all of the equipment of the Company. All loans under the Amended Credit Agreement, except the $100 million Tranche B loans, bear interest at fluctuating rates of either the alternate base rate (8-1/4% at November 30, 1996) plus 1.5% per annum or LIBOR (5-19/32% at November 30, 1996) plus 2.5% per annum. The Tranche B loans bear interest at fluctuating rates of either the alternate base rate plus 2.0% or LIBOR plus 3.0%. In addition to scheduled repayments, the Company will also be required to repay borrowings under the Amended Credit Agreement with proceeds of certain asset sales and certain other transactions and with excess cash flow, as defined. The effect of these provisions is generally to require that substantially all cash flows not applied to the repayment of other indebtedness or permitted capital expenditures are to be applied to the repayment of borrowings under the Amended Credit Agreement.

The Amended Credit Agreement contains a number of covenants, including, but not limited to, minimum cash flow (defined as earnings before interest, taxes, depreciation, amortization, and rent, "EBITDAR"), a maximum debt to EBITDAR ratio, and limitations on capital expenditures and capitalized leases. The Company is also prohibited from paying dividends on its Common and Preferred Stock. Compliance with the minimum cash flow and the maximum debt to EBITDAR covenants is determined on a rolling-four-quarter basis. The measurements for those covenants, over the term of the Amended Credit Agreement, are as follows:

                                   Minimum Cash Flow          Maximum Debt to
     Fiscal Quarter  Ending           (EBITDAR)                  EBITDAR
     ----------------------        -----------------          ---------------

     November 1996                    150,000,000               4.61 to 1.00
     February 1997                    148,000,000               4.65 to 1.00
     May 1997                         138,300,000               4.95 to 1.00
     August 1997                      133,000,000               5.11 to 1.00
     November 1997                    135,500,000               4.97 to 1.00
     February 1998                    137,650,000               4.85 to 1.00
     May 1998                         142,350,000               4.64 to 1.00
     August 1998                      147,500,000               4.44 to 1.00
     November 1998                    152,500,000               4.23 to 1.00
     February 1999                    154,650,000               4.15 to 1.00
     May 1999                         159,350,000               4.00 to 1.00
     August 1999                      164,500,000               3.86 to 1.00
     November 1999                    169,500,000               3.70 to 1.00
     February 2000                    171,950,000               3.63 to 1.00
     May 2000                         177,500,000               3.49 to 1.00
     August 2000                      183,600,000               3.36 to 1.00

For the fiscal year ended November 30, 1996, actual EBITDAR was $165.2 million and the ratio of debt to EBITDAR was 3.86 to 1.

On November 18, 1994, the Company entered into a five-year revolving credit facility providing borrowings initially of up to $420 million. The previous credit agreement was repaid on this date, resulting in an extraordinary charge of approximately $7.7 million, net of tax, in the accompanying 1994 statement of operations.

To reduce the impact of changes in interest rates with regard to the credit agreement described above, during 1995, the Company entered into an interest rate cap with an affiliate of an investment banking firm, limiting to 8% LIBOR the interest rates on $100 million of its floating rate debt through January 20, 1998. Under the agreement, semiannual payments, if any, would be received, although no amounts were received by the Company during fiscal years 1995 or 1996.

On April 20, 1993, the Company issued senior subordinated notes. The senior subordinated notes are unsecured obligations, subordinated to substantially all indebtedness of the Company, and mature on April 15, 2003. Interest is payable on April 15 and October 15 of each year at 9-1/8% per

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


annum. The senior subordinated notes are callable after April 15, 1998, at 104.5625% face value declining ratably to par on and after April 15, 2000. The senior subordinated notes contain certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur certain indebtedness, pay dividends, issue preferred stock of subsidiaries, issue guarantees and pledges of subsidiaries, engage in transactions with stockholders and affiliates, create payment restrictions affecting subsidiaries and engage in mergers and consolidations.

During 1994, the Company had borrowed $25 million under a multi-draw credit agreement to repurchase and retire $26.3 million aggregate principal amount of the 9-1/8% senior subordinated notes resulting in an extraordinary gain of approximately $.5 million, net of tax, in the accompanying 1994 statement of operations. The multi-draw credit agreement was prepaid on November 16, 1994.

The Company has a mortgage loan with an insurance company secured by land, land improvements and buildings, having a net book value of approximately $300.2 million at November 30, 1996. On December 22, 1995, the Company made a $16.5 million mortgage loan prepayment in connection with the sale of a distribution center described at Note I.

The Company defeased certain industrial revenue bonds during fiscal 1988 by placing government securities in an irrevocable trust. Such industrial revenue bond debt is considered to be extinguished and does not appear as a liability in the accompanying balance sheets. Bonds in the amount of $6.0 million are outstanding as of November 30, 1996.

Scheduled maturities of long-term debt, including sinking fund requirements, are:


In thousands               1997                         $     18,340
                           1998                               27,937
                           1999                               16,970
                           2000                              360,613
                           2001                               17,448
                           Thereafter                        195,699
                                                        ------------
                                                        $    637,007
                                                        ============

NOTE C--SHAREHOLDERS' EQUITY

The total number of shares of all classes of Common Stock, $.01 par value, which the Company has the authority to issue, is 160,000,000, consisting of 150,000,000 shares of Voting Common Stock, 5,000,000 shares of Non-Voting Class A Common Stock and 5,000,000 shares of Non-Voting Class B Common Stock. All classes of Common Stock are substantially identical except for voting rights. Shares of Non-Voting Class A Common Stock are convertible at the option of the holder, subject to certain restrictions, into a like number of shares of Voting Common Stock. During 1994, 1,125,000 outstanding shares of Non-Voting Class B Common Stock were converted into a like number of shares of Voting Common Stock under a similar right of conversion. In the event of liquidation, all distributions on the Common Stock of the Company are payable to all classes of Common Stock in a like manner.

Masco Capital, an affiliate of one of the Company's suppliers, owns 100% of the Company's Cumulative Preferred Stock ("Preferred Stock"). The terms of the Preferred Stock provide for dividends at an annual rate of 8% until 2008 (at which time the rate increases) on a cumulative basis, whether or not declared. At November 30, 1996, cumulative undeclared dividends on the Preferred Stock were $38.0 million ($93.50 per share). The Preferred Stock is not convertible into Common Stock. Each share of Preferred Stock is generally entitled to 5.9994 votes on all matters on which holders of Common Stock are entitled to vote. Unless full cumulative dividends plus the then current quarterly dividends on Preferred Stock have been paid or declared and all necessary funds set apart for payment, 1) no cash dividends may be paid on Common Stock, 2) no Common Stock may be purchased, redeemed or otherwise acquired by the Company, and 3) no moneys may be paid into a sinking fund for Common Stock.

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)



The Company has adopted a deferred compensation plan for non-employee directors (the "Director Deferred Comp Plan"). Under the Director Deferred Comp Plan, each non-employee director may elect to defer receipt of all or part of his cash compensation on a pretax basis and invest those deferrals in the Company's Common Stock. The shares of Common Stock issuable under the Director Deferred Comp Plan will be either authorized and unissued shares or previously issued and outstanding shares reacquired by the Company. Shares will be issued when a distribution is made following a director's termination of services.

Under an option plan adopted for non-employee directors (the "Director Option Plan"), each non-employee director is granted an option of $100,000 worth of the Company's Common Stock, valued on the date on which the director is first elected, for an aggregate exercise price of $100,000. In addition, each non-employee director will receive an option to purchase 1,000 shares of Common Stock on the date immediately following the Company's Annual Meeting so long as such non-employee director continues to serve on the Company's Board of Directors. The exercise price for the annual options will be the fair market value of the Company's Common Stock on such anniversary date. Options granted under the Director Option Plan may be exercised after the grant date and expire on the earlier of (a) ten years after the date of grant, or (b) one year after the date on which the director ceases to be a member of the Company's Board of Directors. An aggregate of 350,000 shares of Common Stock are reserved for issuance under the Director Option Plan.

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

There were 69,700 shares of Restricted Stock, granted under the Program, outstanding as of November 30, 1996. The shares of Restricted Stock are subject to certain transfer restrictions and 25,700 shares, 32,000 shares, and 12,000 shares vest in February 1997, February 1998, and August 1999, respectively.

The 1988 Payless Cashways, Inc. Employee Stock Plan (the "Plan") provided for the conversion of options to purchase shares of the predecessor company Common Stock into options to purchase shares of the successor company Common Stock, and for the granting of options for the purchase of up to 1,643,781 shares of Common Stock and awards of up to approximately 183,000 shares of Restricted Stock. One-third of the options were performance-based and two-thirds vested without regard to performance tests. All unvested options under the Plan vested as of March 15, 1993. The exercise price for options was the fair market value of the Company's Common Stock on the date of grant. After adoption of the Program (defined above), no further grants were made pursuant to the Plan.

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


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
                                Of Shares            Price          Of Shares         Price           Of Shares       Price
                              -----------------------------------------------------------------------------------------------


Fiscal Year 1994:

    Options granted             963,758            $  14.60              --         $     --            8,000        $  15.88

    Options exercised            (8,356)              11.98        (283,495)            7.85               --              --

    Options terminated or
        cancelled              (283,626)              12.67          (8,784)           11.34               --              --
                              -----------------------------------------------------------------------------------------------

    Options outstanding at
        November 26, 1994     2,073,825            $  13.26       1,961,042         $   9.79           56,692        $  14.59
                              ===============================================================================================

    Options exercisable at
        November 26, 1994       346,159            $  12.18       1,961,042         $   9.79           56,692        $  14.59
                              ===============================================================================================


Fiscal Year 1995:

    Options granted           1,549,325            $   6.62              --         $     --           20,903        $   7.75

    Options exercised                --                  --          (7,000)            2.22               --              --

    Options terminated or
        cancelled              (286,727)              11.48         (70,748)           11.31               --              --
                              -----------------------------------------------------------------------------------------------

    Options outstanding at
        November 25, 1995     3,336,423            $  10.33       1,883,294         $   9.76           77,595        $  12.75
                              ===============================================================================================

    Options exercisable at
        November 25, 1995       768,892            $  12.86       1,883,294         $   9.76           77,595        $  12.75
                              ===============================================================================================


Fiscal Year 1996:

    Options granted             209,100            $   3.64              --         $     --            9,000        $   4.63

    Options exercised                --                  --         (41,706)            2.22               --              --

    Options terminated or
        cancelled              (576,691)              10.17        (265,002)           11.82               --              --
                              -----------------------------------------------------------------------------------------------

    Options outstanding at
        November 30, 1996     2,968,832            $   9.89       1,576,586         $   9.61           86,595        $  11.90
                              ===============================================================================================

    Options exercisable at
        November 30, 1996     1,336,082            $  11.49       1,576,586         $   9.61           86,595        $  11.90
                              ===============================================================================================


Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


NOTE D-INCOME TAXES

For the year ended November 30, 1996, an income tax benefit of $30.7 million was recorded. On August 20, 1996, the Small Business Job Protection Act of 1996 was signed into law. Certain provisions of this Act clarify the Tax Reform Act of 1986 and make retroactively tax deductible certain costs and expenses previously recorded by the Company without any related tax benefit. In addition, the Company settled with the Internal Revenue Service regarding several tax issues. As a result, the Company has recorded a tax benefit of $23.7 million and related interest income of $4.9 million ($2.9 million after tax) in the third quarter of 1996. This tax benefit includes recoverable income taxes of $10.0 million and non-cash tax benefits of $13.7 million. A debit of $24,000 to additional paid-in capital reflected the tax effect of excess expense recognized for financial reporting purposes over the tax deduction for employee stock options. At November 30, 1996, the Company has tax credit carryforwards for federal income tax purposes totaling $1.1 million which are available over an indefinite period.

For the year ended November 25, 1995, an income tax benefit of $4.9 million was allocated to the loss before equity in loss of joint venture. No income tax benefit was recorded for the equity in loss of the joint venture. A credit of $325,000 to additional paid-in capital reflected the tax effect of the excess tax deduction for employee stock options over the expense recognized for financial reporting purposes.

Income taxes for the year ended November 26, 1994, were allocated to income before equity in loss of joint venture and extraordinary item, and to the extraordinary item for early extinguishment of debt; see Note B. For the year ended November 26, 1994, the income tax benefit allocated to the extraordinary item was $4.8 million; the income tax expense allocated to income before equity in loss of joint venture and extraordinary item was $41.8 million. A credit of $148,000 to additional paid-in capital reflected the tax effect of the excess tax deduction for employee stock options over the expense recognized for financial reporting purposes.

Income tax expense (benefit) attributable to the income (loss) before equity in loss of joint venture and extraordinary item consisted of the following:

In thousands
                                                      1996                    1995                 1994
                                                    ------------------------------------------------------

Currently payable (receivable)
     Federal                                        $ (18,901)            $   14,915            $   29,636
     State                                                469                  2,500                 4,419
                                                    ------------------------------------------------------
                                                      (18,432)                17,415                34,055

Deferred
     Federal                                        $ (11,534)            $  (20,986)           $    7,288
     State                                               (736)                (1,340)                  465
                                                    ------------------------------------------------------
                                                      (12,270)               (22,326)                7,753
                                                    ------------------------------------------------------
                                                    $ (30,702)            $   (4,911)           $   41,808
                                                    ======================================================


Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


The differences between actual income tax expense and the amount computed by applying the statutory federal income tax rate to the income (loss) before income taxes, equity in loss of joint venture and extraordinary item were as follows:

                                                    1996                   1995                  1994
                                                 -----------------------------------------------------------


Federal statutory rate                            (35.0) %                 (35.0) %               35.0 %
State income taxes,
     net of federal tax benefit                    (1.5)                     1.5)                  4.0
Benefit from new law and tax settlement           (47.6)                      --                    --
Amortization and write-off of goodwill             22.7                     32.9                   4.7
Permanent tax differences                            .4                      (.1)                  (.1)
Tax credits                                         (.7)                     (.3)                  (.2)
                                                 -----------------------------------------------------------
                                                  (61.7) %                  (4.0) %               43.4  %
                                                 ===========================================================



The tax effects of temporary differences and tax credits that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:


In thousands                                                                           1996                       1995
                                                                                    -------------------------------------

Deferred tax assets:
     Insurance reserves                                                             $   13,026                $   11,770
     Lease liability                                                                     7,159                        --
     Retirement, deferred compensation, restricted stock
       and stock option plans                                                            6,101                     7,061
     Post-retirement benefits                                                            5,706                     5,330
     Vacation reserves                                                                   4,981                     4,926
     Reserves for bad debts                                                              3,056                     2,790
     Other                                                                               7,709                     5,932
                                                                                    -------------------------------------

                                           Total deferred tax assets                    47,738                    37,809
                                           Less valuation allowance                         --                        --
                                                                                    -------------------------------------
                                           Net deferred tax assets                      47,738                    37,809
                                                                                    -------------------------------------

Deferred tax liabilities:
     Land, buildings and equipment                                                     (54,763)                  (60,955)
     Inventory basis difference                                                        (11,221)                   (7,754)
     Acquisition fees                                                                       --                    (4,949)
     Other                                                                              (9,738)                   (4,405)
                                                                                    -------------------------------------
                                           Total deferred tax liabilities              (75,722)                  (78,063)
                                                                                    -------------------------------------
                                           Net deferred tax liability               $  (27,984)               $  (40,254)
                                                                                    =====================================


NOTE E--PENSION PLANS

The Company has a non-contributory defined benefit pension plan covering substantially all full-time employees. Benefits under the plan are based on years of service and an employee's average compensation. Prior to January 1995, the Company had two defined benefit pension plans that were merged into a single plan on January 1, 1995. The Company's funding policy is to contribute annually the amount actuarially determined to provide the plan with sufficient assets to meet future benefit payment requirements. Assets of the pension plan are maintained in trust funds.

The Company also has a supplemental pension plan covering certain of its officers. The plan is an unfunded, non-contributory defined benefit pension plan. Benefits under the plan are based on years of service, age and the employee's average compensation.

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)



Net pension cost included the following components:
In thousands                                                                    1996              1995              1994
                                                                           -------------------------------------------------


Service cost - benefits earned during the period                           $      5,025       $      4,714      $     4,623
Interest cost on projected benefit obligation                                     4,647              3,987            3,684
Actual return on plan assets                                                     (8,167)            (6,741)            (166)
Net amortization and deferral                                                     5,185              4,426           (2,295)
                                                                           -------------------------------------------------
Net periodic pension cost                                                  $      6,690       $      6,386      $     5,846
                                                                           =================================================


Significant assumptions used in accounting for defined benefit plans were as follows:

                                                                                1996              1995              1994
                                                                          -------------------------------------------------


Weighted average discount rate                                                  7.5%              7.5%              7.5%
Rate of increase in future compensation levels                                  5.0%              5.0%              5.0%
Expected long-term rate of return on plan assets                                8.5%              8.5%              8.5%

The following table sets forth the plans' funded status and amounts recognized in the balance sheets:


In thousands                                                              1996                                  1995
                                                                ---------------------------------------------------------------
                                                                              Supplemental                         Supplemental
                                                                   Pension       Pension                Pension       Pension
                                                                    Plan          Plan                   Plan          Plan
                                                                ---------------------------------------------------------------


Actuarial present value of benefit obligations:
    Accumulated benefit obligation
       Vested                                                   $   41,707      $  6,262               $ 36,840     $    5,931
       Non-vested                                                    4,403         1,505                  4,535          1,215
                                                                ---------------------------------------------------------------
       Total                                                        46,110         7,767                 41,375          7,146

    Increase in benefits due to estimated
       future compensation increases                                10,988         1,989                  9,655          1,451
                                                                ---------------------------------------------------------------

    Projected benefit obligation
       for service rendered to date                                 57,098         9,756                 51,030          8,597

    Plan assets at fair value, primarily publicly traded
       stocks and U.S. Government obligations                       48,993            --                 38,038            --
                                                                ---------------------------------------------------------------

    Plan assets less than
       projected benefit obligation                                 (8,105)       (9,756)               (12,992)        (8,597)

    Unrecognized net loss from past
       experience different from that assumed                        1,118         1,591                  3,519          1,139

    Unrecognized prior service cost                                  1,237           785                  1,378            849
                                                                ---------------------------------------------------------------

    Accrued pension cost included
       in other accrued expenses                                $   (5,750)     $ (7,380)              $ (8,095)    $   (6,609)
                                                                ===============================================================


In addition, the Company has sponsored several defined contribution plans. Under the Payless Cashways, Inc. Employee Savings Plan, which covers substantially all employees, the Company contributed an amount equal to a percentage of the amount contributed by employees into the plan. In fiscal year 1994, the employees of Somerville Lumber and Supply Co., Inc. were covered by a profit sharing plan for which contributions were made at the discretion of the Somerville Board of Directors and approval of the Company's Compensation Committee. On October 23, 1995, the profit sharing plan was merged into the Payless Cashways, Inc. Employee Savings Plan. The aggregate contributions to all defined contribution plans were $3.1 million, $2.9 million, and $2.7 million in 1996, 1995, and 1994, respectively.

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


NOTE F--POST-RETIREMENT BENEFIT PLANS

The Company has certain unfunded post-retirement defined benefit plans that provide health and life insurance benefits for retirees and eligible dependents. The health plan is contributory and contains cost-sharing features such as deductibles and coinsurance.

In fiscal years 1996, 1995, and 1994, the health-care cost trend rate was assumed to decrease gradually to 5.9% by the year 2001 and remain at that level thereafter. The effect of a 1.0% annual increase in these assumed health-care cost trend rates would increase the November 30, 1996, accumulated post-retirement benefit obligation by $623,000 and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the fiscal year ended November 30, 1996, by $71,000.

Net post-retirement benefit cost included the following components:

In thousands                                                                    1996               1995              1994
                                                                           ------------------------------------------------


         Service cost - benefits earned during the period                  $     642           $    1,098         $    923
         Interest cost on accumulated post-retirement
           benefit obligation                                                  1,084                1,309            1,092
         Amortization of prior service cost                                       47                   47               --
         Amortization of unrecognized loss                                        --                   93               48
                                                                           ------------------------------------------------
         Net periodic post-retirement benefit cost                         $   1,773           $    2,547         $  2,063
                                                                           ================================================


The following table sets forth the plans' funded status and amounts recognized in the balance sheets:

In thousands                                                                    1996               1995             1994
                                                                           -----------------------------------------------


         Accumulated post-retirement benefit obligation:
           Retirees and beneficiaries                                      $    8,111          $   12,144         $  9,830
           Fully eligible active plan participants                              1,965                 781              375
           Other active plan participants                                       3,893               3,939            8,113
                                                                           ------------------------------------------------
                  Total                                                        13,969              16,864           18,318
         Plan assets at fair value                                                 --                  --               --
                                                                           ------------------------------------------------
         Accumulated post-retirement benefit obligation in excess of
           plan assets                                                         13,969              16,864           18,318
         Unrecognized net gain (loss) from past experience different from
           that assumed                                                         3,197                (749)          (3,684)
         Unrecognized prior service cost                                         (838)               (885)            (932)
                                                                           ------------------------------------------------
         Accrued post-retirement benefit cost included in other
           non-current liabilities                                         $   16,328          $   15,230         $ 13,702
                                                                           ================================================


Significant assumptions used in accounting for post-retirement benefit plans were as follows:

                                                                                1996               1995              1994
                                                                           ------------------------------------------------

           Weighted average discount rate                                        7.5%               7.5%              7.5%
           Rate of increase in future compensation levels                        5.0%               5.0%              5.0%
           Health-care cost trend rate                                           7.6%               8.1%              8.5%

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


NOTE G--LEASES

The Company  leases certain stores and other  facilities  under  non-cancellable operating leases. Aggregate minimum future rentals under non-cancellable operating leases for the next five years are: 1997 -- $23,653,000; 1998 -- $23,010,000; 1999 -- $21,879,000; 2000 -- $17,698,000; 2001 -- $15,896,000;
thereafter -- $41,360,000. Rental expense under operating leases was $30,614,000 for 1996, $27,212,000 for 1995, and $23,912,000 for 1994.

During 1995, the Company entered into an agreement providing for the operating lease of five stores, including a new store which will open in 1997. The Company will have the option to purchase the stores at the end of the lease terms in late 1999. In the event the Company chooses not to exercise this option, it is obligated to arrange the sale of the stores to an unrelated party and is required to pay the lessor any difference between the net sales proceeds and the lessor's net investment in stores (at November 30, 1996, $38.2 million for the five stores), subject to certain limitations. Rental payments under the leases vary with the level of interest rates. To reduce the impact of changes in interest rates related to this lease, the Company during 1995 entered into an interest rate swap agreement under which it pays a 6-9/16% fixed rate of interest quarterly through December 1, 1999, in exchange for quarterly receipt of LIBOR on $36 million.

The agreement contains a number of covenants including a provision requiring that the Company maintain minimum levels of net worth, as defined. At November 30, 1996, the Company's net worth, as defined, exceeded the minimum required level by approximately $38.3 million. The minimum level of net worth is increased each fiscal quarter by 75% of net income (not decreased by any net loss) and by 100% of cash proceeds from any issuance of equity. For the purpose of computing consolidated net worth for this covenant, extraordinary gains and losses are excluded.


NOTE H -- ASSET IMPAIRMENT CHARGES

The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," ("SFAS 121") in the third quarter of 1996. As a result of the increasingly competitive environment for building materials retailing and in connection with the evaluation of certain underperforming stores, the Company conducted its review and determined certain assets were impaired. These assets included certain real estate, including future store lease obligations, and associated goodwill which is attributable to those assets and which was established in 1988 as part of the Company's leveraged buyout. An asset impairment charge of $59.7 million ($44.6 million after tax) was recorded after considering current and expected future operating cash flows for certain stores together with the proceeds the Company could expect to receive upon the sale of these assets. As a result of the impairment charge, goodwill was reduced $22.4 million, certain real estate carrying values were reduced $25.7 million and an $11.6 million liability for future store lease payments, net of $6.0 million in amounts the Company estimates to be recoverable, was recorded. The Company will continue to review assets for impairment, particularly given the ongoing competitive environment for building materials retailing.

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


NOTE I--SPECIAL CHARGES

A special charge of $8.2 million ($5.0 million after tax), primarily a cash charge, was recorded in the third quarter of fiscal 1996 in connection with the closing of nine underperforming stores. Eight of the nine stores were closed at November 30, 1996, and the remaining store will close in fiscal 1997. The Company also recorded an inventory write-down of $5.8 million ($3.5 million after tax), included in cost of merchandise sold, in connection with the store closings.

The fiscal 1996 special charge includes:


                                                        Amount                    Amount
                                                        Charged              Utilized Through           Reserve at
       In millions                                       1996                  Nov. 30, 1996           Nov. 30, 1996
                                                    ------------------------------------------------------------------


       Future store rentals                            $   3.7                    $    --                $     3.7
       Real estate disposal costs                          4.5                         1.0                     3.5
                                                    ------------------------------------------------------------------
                                                       $   8.2                    $    1.0               $     7.2
                                                    ==================================================================

Historical financial data for the closing of the nine stores is as follows for the fiscal years presented:

       In thousands                                      1996                       1995                     1994
                                                    ---------------------------------------------------------------


       Net sales                                    $   63,088                $    70,284                 $  52,710
       Net operating income (loss)                  $   (7,636)               $    (1,720)                $   1,209

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

Historical financial data for the six closed stores is as follows for the fiscal years presented:


       In thousands                                                1995               1994
                                                               -------------------------------


       Net sales                                                $61,969              $75,722
       Net operating loss                                       $(4,023)             $(3,891)

The fiscal 1995 special charge includes:


                                                                Amount         Amount
                                                                Charged   Utilized Through   Changes In      Reserve at
       In millions                                               1995       Nov. 30, 1996     Estimate      Nov. 30, 1996
                                                               ----------------------------------------------------------

       Write-off of allocable cost in excess of assets
          acquired (goodwill)                                  $   101.5      $  101.5         $    --         $    --
       Real estate write-down and disposal costs                    31.2          30.7             1.9             2.4
       Inventory liquidation and store closing costs                15.3          13.7            (1.6)             --
       Severance and other employment costs                          3.9           3.6             (.3)             --
       Other                                                         1.8            .9              --              .9
                                                               -----------------------------------------------------------
                                                               $   153.7      $  150.4         $    --         $   3.3
                                                               ===========================================================

NOTE J--LITIGATION

The Company is a defendant in a lawsuit brought in connection with a reduction in force pursuant to a January 1994 restructuring. The suit asserted a variety of claims including federal and state securities fraud claims, alleged violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), federal and state claims of age discrimination, alleged violations of the Employment Retirement Income Security Act of 1974, and various state law claims including, but not limited to, fraudulent misrepresentation allegations. A ruling has been entered on the Company's motion to dismiss the majority of pending claims, substantially narrowing plaintiff's legal claims by dismissing some age discrimination counts, all federal securities counts and RICO counts except one each, and all state law counts related to an alleged partnership. No ruling has been entered on the plaintiff's motion for class certification.

The Company denies any and all claimed liability and is vigorously defending this litigation, but, given the early state of this litigation, is unable to estimate a potential range of monetary exposure, if any, to the Company or to predict the likely outcome of this matter.

--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Payless Cashways, Inc.:

We have audited the accompanying balance sheets of Payless Cashways, Inc. as of November 30, 1996, and November 25, 1995, and the related statements of operations, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended November 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payless Cashways, Inc. as of November 30, 1996 and November 25, 1995, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended November 30, 1996 in conformity with generally accepted accounting principles.

As  discussed  in  Note H to  the  financial  statements,  the  Company  adopted
Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in fiscal 1996.

s/KPMG Peat Marwick LLP

Kansas City, Missouri
January 13, 1997

Payless Cashways, Inc.

FIVE-YEAR FINANCIAL SUMMARY


In thousands, except per share
amounts, percentages and ratios                    1996              1995             1994              1993             1992
---------------------------------------------------------------------------------------------------------------------------------


Net sales and other income (a)                  $2,650,905       $2,685,670        $2,733,182       $2,605,978        $2,500,364
Cost of merchandise sold                         1,906,734        1,912,620         1,918,674        1,824,663         1,739,396
Selling, general and administrative                615,466          619,589           594,024          570,016           551,479
Special charges (b)                                  8,184          153,667                --            4,000             6,500
Asset impairment charges (c)                        59,697               --                --               --                --
Depreciation and amortization                       55,016           60,356            58,692           56,213            55,429
Interest expense                                    60,488           61,067            65,571          125,247           153,780
Interest income (d)                                  4,900               --                --               --                --
                                                ---------------------------------------------------------------------------------
Income (loss) before income taxes                  (49,780)        (121,629)           96,221           25,839            (6,220)
Federal and state income taxes (d)                 (30,702)          (4,911)           41,808           16,170             2,780
                                                ---------------------------------------------------------------------------------
Income (loss) before equity in loss of
   joint venture, extraordinary
   item and cumulative effect of
   change in accounting principle                  (19,078)        (116,718)           54,413            9,669            (9,000)
Equity in loss of  joint venture (e)                    --          (11,831)           (2,281)              --                --
Extraordinary item (f)                                  --               --            (7,243)         (45,828)               --
Cumulative effect on prior years
   of change in accounting principle (g)                --               --                --               --            (6,902)
                                                ---------------------------------------------------------------------------------
Net income (loss)                               $  (19,078)      $ (128,549)       $   44,889       $  (36,159)       $  (15,902)
                                                =================================================================================

Income (loss) per common share before
   extraordinary item and cumulative
   effect of change in accounting principle     $     (.63)      $    (3.36)       $     1.17       $      .16        $    (2.10)
Weighted average common and dilutive
   common equivalent shares outstanding             39,946           39,904            40,257           30,514             6,571
Current ratio                                         1.41             1.29              1.45             1.25              1.21
Working capital                                 $  131,004       $   98,400        $  139,128       $   85,142        $   74,911
Total assets                                    $1,293,118       $1,344,436        $1,495,882       $1,458,481        $1,466,068
Long-term debt                                  $  618,667       $  608,627        $  654,131       $  640,127        $  986,155
Common Stock subject to puts and calls          $       --       $       --        $       --       $       --        $    6,283
Shareholders' equity                            $  289,731       $  308,163        $  435,865       $  387,311        $   10,674
Capital expenditures                            $   41,670       $   67,281        $   81,906       $   49,982        $   36,612
Income from operations before
   depreciation and amortization (h)            $  134,552       $  153,461        $  220,484       $  211,299        $  209,489

(a) Net sales and other income include gains of $2.3 million in 1996 related to settlements of 1995 fire losses and gains of $5.9 million in 1994 related to settlements of 1993 flood losses.

(b) Special charges for 1996 consisted of costs associated with the closing of nine stores. Special charges for 1995 consisted of restructure costs associated with the closing of six stores, the sale of a distribution center and the reorientation of several stores to concentrate on the professional customer. Special charges for 1993 consisted of costs associated with the elimination of a layer from the Company's field management organization. Special charges for 1992 consisted of fees and expenses incurred in connection with the Company's withdrawn recapitalization plan.

(c) Asset impairment charges consist of a reduction of goodwill and certain real estate carrying values and the recording of a liability for future store lease payments, net of amounts estimated to be recoverable, in connection with the adoption of SFAS 121.

(d) During 1996, the Company recorded a federal income tax benefit of $23.7 million and related interest income of $4.9 million pursuant to legislation and a settlement with the Internal Revenue Service.

(e) During 1995, the Company recorded an $8.0 million loss on the sale of its Mexican joint venture investment.

(f)  Represents losses on early extinguishment of debt.

(g) Effective December 1, 1991, the Company changed its method of accounting for post-retirement benefits other than pensions.

(h) Income from operations before depreciation and amortization is utilized by the Company as a measure for managing cash flow in its day-to-day operations. The amounts are before the special charges and asset impairment charges. A 1996 inventory write-down of $5.8 million, related to the closing of nine underperforming stores, is also excluded.

Payless Cashways, Inc.

FIVE-YEAR OPERATIONAL SUMMARY

Average sales per facility, number
of customers, gross square feet and
retail square feet are in thousands             1996 (a)          1995 (b)           1994              1993             1992
--------------------------------------------------------------------------------------------------------------------------------


Number of retail facilities                            192              206               202              196               195
Average same-store sales per facility           $   13,107       $   13,114        $   13,716       $   13,284        $   12,800
Number of customers                                 56,736           59,685            60,812           60,678            62,641
Average sales per customer                      $    45.81       $    44.91        $    44.77       $    42.87        $    39.84
Number of employees                                 16,664           18,122            18,406           18,093            17,784
Average sales per employee                      $  152,228       $  147,894        $  147,778       $  143,757        $  140,346
Gross square feet (total)                           17,578           19,453            18,730           18,095            18,013
Retail square feet (inside)                          6,209            6,740             6,468            6,200             6,029
Sales per retail square foot                    $   408.56       $   397.65        $   420.53       $   419.52        $   413.98
Percent increase (decrease) in same-
  store sales                                       (2.5)%           (4.5)%              3.3%             4.1%              6.4%


 (a) Fiscal year 1996 was a 53-week year. All 1996 data has b een computed on a 52-week basis.
 (b)  Includes six retail stores closed in December 1995.

-------------------------------------------------------------------------------

Payless Cashways, Inc.

RESPONSIBILITY FOR FINANCIAL STATEMENTS


The financial statements of Payless Cashways, Inc. have been prepared by management in accordance with generally accepted accounting principles and necessarily include amounts based on management's judgment and best estimates. The presentation, integrity and consistency of the financial statements are the responsibility of management.

The financial statements have been audited by KPMG Peat Marwick LLP, independent auditors. Their responsibility is to audit the Company's financial statements in accordance with generally accepted auditing standards and to express their opinion on these statements with respect to fairness of presentation of the Company's financial position, results of operations and cash flows.

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

The Board of Directors, through its Audit Committee composed of Directors who are neither officers nor employees of the Company, is responsible for the maintenance of a strong control environment and quality financial reporting. The Board, on the recommendation of the Audit Committee, selects and engages the independent auditors. The Audit Committee meets periodically with management, the independent auditors and internal auditors to discuss the results of both independent and internal audits, the adequacy of internal controls and financial reporting matters. The independent auditors and the internal auditors have direct access to the Audit Committee without the presence of management, when deemed appropriate.


s/David Stanley                          s/Stephen A. Lightstone
-----------------------------------      ---------------------------------------
David Stanley                            Stephen A. Lightstone
Chairman of the Board                    Senior Vice President-Finance/Treasurer
and Chief Executive Officer              and Chief Financial Officer

BOARD OF DIRECTORS AND OFFICERS












                    [List not included in EDGARized exhibit.]

1996 STORE LOCATIONS












                    [Map not included in EDGARized exhibit.]

1996 STORE LOCATIONS (cont'd.)












                    [Map not included in EDGARized exhibit.]

SHAREHOLDER INFORMATION


Payless Cashways Common Stock is traded on the New York Stock Exchange (ticker symbol PCS). The number of registered holders of the Company's Common Stock at November 30, 1996, was 1,343, one of which was a holder of Non-Voting Class A Common Stock. No cash dividends have been declared on the Common Stock since 1988. The Company's Preferred Stock and certain of its debt instruments contain restrictions on the declaration and payment of dividends on, or the making of any distribution to the holders of, or the acquisition of, any shares of Common Stock or Cumulative Preferred Stock.


                                           1996              1995
   --------------------------------------------------------------------
   Price range of Common Stock        High     Low       High     Low
   --------------------------------------------------------------------

        First quarter                4-3/4    3-5/8       10      8-1/4

        Second quarter               5-1/8    3-3/4      9-3/4    6-1/2

        Third quarter                  5      1-3/8      7-3/4    5-5/8

        Fourth quarter               2-1/4    1-1/2      6-3/4    3-5/8

                              {Inside back cover}

Copies of the Payless Cashways, Inc. Form 10-K for fiscal 1996, filed with the Securities and Exchange Commission, are available without charge. To obtain a copy, please write to:

                             Payless Cashways, Inc.
                               Investor Relations
                                 P.O. Box 419466
                           Kansas City, MO 64141-0466
                        (Web site: payless.cashways.com)


Annual Meeting - April 17, 1997, 10:00 a.m.            Independent Auditors
Two Pershing Square, 2300 Main Street                  KPMG Peat Marwick LLP
Kansas City, MO  64108                                 Kansas City, MO

Registrar and Transfer Agent                           Telephone Number of
UMB Bank, n.a.                                         Payless Cashways, Inc. is
Kansas City, MO                                        (816) 234-6000
(816) 860-7786