Form 10-K, Exhibit 13
period 1997-11-29
PAYLESS CASHWAYS INC
filed 1998-02-27
CIK 76744

                             PAYLESS CASHWAYS, INC.
                               1997 ANNUAL REPORT




ABOUT THE COMPANY

Payless Cashways, Inc. is a full-line building materials specialty retailer concentrating on remodelers, residential and commercial contractors, property management and industrial firms, and project-oriented do-it-yourselfers. The Company is the fifth largest retailer in the industry as measured by sales. At the end of fiscal 1997, the Company operated 164 building materials stores in 20 states located in the Midwest, Southwest, Pacific Coast, and Rocky Mountain areas under the names of Payless Cashways, Furrow, Lumberjack, Hugh M. Woods, Knox Lumber, and Contractor Supply.

Each full-line store is designed as a one-stop source to provide customers with a complete selection of quality products and services needed to build, improve, or maintain their home, business, farm or ranch properties. The merchandise assortment includes approximately 31,000 items in the following categories: lumber and building materials; doors, windows and trim; tools; hardware;
electrical and plumbing products; paint; lighting; home decor; kitchens; decorative plumbing; heating/cooling/ventilation; and seasonal items. The Company employs approximately 12,800 people, most of whom work in the stores and have the opportunity to be trained and certified in a number of product categories. The Company's strategy is to serve the professional customer and project-oriented do-it-yourselfer with a full-line lumberyard, a broad product selection, a high level of customer assistance and competitive pricing.

In July 1997, the Company filed for relief under Chapter 11 of the Bankruptcy Code. The Court confirmed the Company's First Amended Plan of Reorganization and the Company emerged from Chapter 11 on December 2, 1997. With this restructuring, the Company believes it has a more appropriate balance sheet for the highly competitive environment in which it operates.


--------------------------------------------------------------------------------


                          TABLE OF CONTENTS

          Letter to Stockholders                   2
          Quarterly Statement of Operations        5
          Management's Discussion and Analysis
           of the Financial Condition and Results
           of Operations                           7
          Statements of Operations                14
          Balance Sheets                          15
          Statements of Cash Flows                17
          Statements of Stockholders' Equity      18
          Notes to Financial Statements           19
          Independent Auditors' Report            34
          Five-Year Financial Summary             35
          Five-Year Operational Summary           36
          Board of Directors and Officers         37
          1997 Store Locations                    38
          Stockholder Information                 39

Payless Cashways, Inc.

LETTER TO STOCKHOLDERS



To Our Stockholders:

On July 21, 1997, Payless Cashways' struggle against the weight of its debt load culminated in a filing under Chapter 11 of the United States Bankruptcy Code. While not the preferred course of action, the Company determined that it could not withstand the competitive environment without a significant change in its balance sheet. After disappointing results in the first and second quarters of 1997, it became apparent to the Board of Directors and management in place at that time, as well as to the Company's secured lenders, that a deep restructuring would have to be considered. After evaluating the alternatives, the Company filed for protection under Chapter 11 and began a fast-track process of restructuring. On December 2, 1997, the Company's Plan of Reorganization was consummated, and Payless Cashways emerged from bankruptcy as a newly reorganized Delaware corporation with a new Board of Directors.

The new Board of Directors is a group of strong and capable leaders with experience in the building materials industry, finance and marketing. Individually, the members of the Board have led large and successful businesses. By way of brief introduction, we are Peter G. Danis, President and Chief Executive Officer of Boise Cascade Office Products, serving as non-executive Chairman of the Board, and Donald E. Roller, former President/Chief Executive Officer of U.S. Gypsum Company, serving as Acting Chief Executive Officer. Other members of the Board include David M. Chamberlain, Chairman of Genesco, Inc.; H.
D. (Harry) Cleberg, President/Chief Executive Officer of Farmland Industries, Inc.; David G. Gundling, President/Chief Executive Officer of Hagemeyer Foods N.A., Inc.; Max D. Hopper, Principal of Max D. Hopper Associates, Inc.; and Peter M. Wood, Former Managing Director of J.P. Morgan & Company, Inc. Our colleagues on the Board are dedicated individuals who have already demonstrated their willingness to make difficult decisions in order to move Payless Cashways toward profitability. We recognize the difficulty of the challenge, but we are committed to restore Payless to a position of strength in the industry.

The new Board of Directors  accepted  long-time  Chief  Executive  Officer David
Stanley's decision to retire and determined to combine the positions of President and CEO. President Susan Stanton announced her resignation on January
5. A nationwide search is under way for a permanent President/CEO. In the interim, Donald E. Roller serves in that capacity.

On January 19, working closely with the senior management team, we announced a 25% reduction in force at the headquarters and the regional offices including five additional officers. While the individuals who have left Payless Cashways have served with great energy and dedication, we are fortunate to have depth of management in the Company. Stanley K. Boyd, Louise R. Iennaccaro, Robert S. Islinger, Richard G. Luse and the four remaining regional vice presidents, all having been with the Company for some time, assumed the duties of the departing officers.

In addition, changes have been made to place a dedicated store manager in every location to ensure execution of plans and excellent customer service. Stanley K. Boyd, Senior Vice President - Store Operations, and Robert S. Islinger, Senior Vice President - Marketing and Merchandising, are directing sales initiatives to regain sales momentum. The Board and senior management have assembled a team to review the Company's competitive

Payless Cashways, Inc.

LETTER TO STOCKHOLDERS (cont'd.)


strategy. While more time is needed for them to complete their work, progress is being made. The capital expenditure plan has been greatly reduced for 1998 and is targeted to maximize return.

The financial results for the year reflect both continuing competitive pressure, and, particularly in the second half, the effects of the Chapter 11 filing. For the fourth quarter and the fiscal year, sales, EBITDA, and earnings decreased compared to the prior year. Losses for the quarter reflect the impact of both competition and the period spent in Chapter 11. Negative pressure on sales continued into December with same-store sales down 12.2% compared to last year. For the month of January, same-store sales comparisons improved.

Net sales for the fourth quarter were $504.4 million, a total decrease of 23.8%, and 12.1% on a same-store sales basis compared to the same quarter of 1996 when presented on a thirteen-week basis. The total sales decrease reflects the closing of 29 stores during the quarter. For financial reporting purposes, the fourth quarter of 1996 was a fourteen-week sales period compared to a thirteen-week sales period for the fourth quarter of 1997. On that basis, total sales for the quarter decreased 29.0%. Earnings before interest, taxes, depreciation, and amortization (EBITDA), a measure of the Company's operating cash flow, decreased to $17.3 million compared to $43.4 million for the fourth quarter of last year. Fourth quarter 1997 EBITDA benefited from a $5.1 million LIFO credit compared to a $7.5 million LIFO credit in the same period of 1996.

During the fourth quarter of fiscal 1997, the Company recorded non-routine charges in connection with its reorganization under Chapter 11. The Company incurred reorganization charges of $20.3 million ($12.5 million after tax) in the quarter ended November 29, 1997, which were primarily professional and administrative fees incurred in connection with the reorganization, as well as amounts accrued under an employee retention program. The Company adopted fresh-start accounting as of November 29, 1997, and recorded a $355.6 million ($312.1 million after tax) fresh-start revaluation charge and an extraordinary gain, net of tax, of $138.2 million related to the discharge of indebtedness in the case. The Company also recorded an extraordinary charge, net of tax, of $5.0 million related to the early extinguishment of the Amended Credit Agreement and a mortgage loan on December 2, 1997.
Both of these debt instruments were replaced with new debt instruments.

The Company reported fourth quarter pro forma net loss of $10.4 million compared to fourth quarter 1996 net income of $5.6 million. Pro forma net loss for fourth quarter 1997 excludes the reorganization items, fresh-start revaluation charges, and extraordinary items related to the Company's reorganization under Chapter
11. Including these non-routine charges recorded in the quarter, net loss for the fourth quarter of 1997 was $201.8 million.

Net sales for the 1997 fiscal year were $2.3 billion, a decrease of 11.9% in total, and 6.6% on a same-store basis compared to fiscal 1996 when presented on a 52-week basis. Again, the total sales decrease reflects the closing of 29 stores during the fourth quarter of 1997. For financial reporting purposes, the 1996 fiscal year was a 53-week sales period compared to a 52-week sales period for the 1997 fiscal year. Without adjusting for the 53rd week of 1996, total sales for the 1997 fiscal year decreased 13.5%. Pro forma EBITDA decreased to $65.4 million compared to $134.6 million for last year. Pro forma EBITDA for 1997 excludes third quarter 1997

Payless Cashways, Inc.

LETTER TO STOCKHOLDERS (cont'd.)


inventory write-downs of $10.7 million related to the closing of 29 under-performing stores, and pro forma EBITDA for 1996 excludes third quarter 1996 inventory write-downs of $5.8 million related to the closing of nine under-performing stores. EBITDA for fiscal 1997 benefited from a $0.7 million LIFO credit compared to a $3.2 million LIFO credit in fiscal 1996.

For the 1997 fiscal year, the Company reported a net loss of $288.6 million compared to a net loss of $19.1 million in the previous year. The net loss for the 1997 fiscal year reflects reorganization items, fresh-start revaluation charges, a store closing charge, an asset impairment charge, and extraordinary items recorded in the third and fourth quarters of 1997. Excluding the non-routine items recorded in these quarters of 1997 and the third quarter of 1996, pro forma net loss for the 1997 fiscal year would have been $35.5 million compared to net income for the 1996 fiscal year of $7.4 million.

Payless Cashways still faces challenges. Early operating results for 1998 are tracking below Company expectations. Same-store sales for the month of December 1997, the first month of fiscal 1998, of $143.7 million, as mentioned earlier, were 12.2% below last year. The Company expected some improvement after exiting the Chapter 11 reorganization, but negative fourth quarter sales trends continued into the new fiscal year. The impact of the Chapter 11 reorganization has not yet dissipated. Soft sales in the early weeks of fiscal 1998 increase the need for a strong spring selling season and continued tight expense control.

Payless Cashways is a company with a strong tradition of perseverance and commitment. It has struggled under a heavy load of debt, as the competitive landscape has become more and more challenging. We believe it has the potential to continue to be among the best building materials retailers in the industry, serving millions of customers each month. We have been impressed with the quality of both the people and the facilities at Payless Cashways. The challenge is to successfully attract and retain customers. This Board and management team are committed to that challenge.




Peter G. Danis                             Donald E. Roller
Non-executive Chairman of the Board        Acting Chief Executive Officer

Payless Cashways, Inc.

QUARTERLY STATEMENTS OF OPERATIONS (unaudited)


In thousands, except per share amounts
                                                                                          Predecessor Company
                                                                     First           Second             Third           Fourth
Fiscal Year Ended November 29, 1997                                 Quarter          Quarter           Quarter          Quarter
-------------------------------------------------------------------------------------------------------------------------------

Income
   Net sales                                                     $  487,550        $  661,191       $  632,107        $  504,433
   Other income                                                       1,205             1,264            1,191             1,274
                                                                 ---------------------------------------------------------------
                                                                    488,755           662,455          633,298           505,707

Costs and expenses
   Cost of merchandise sold                                         348,247           483,093          478,038           367,280
   Selling, general and administrative                              138,407           151,147          148,166           121,097
   Reorganization items                                                  --                --            5,121            20,334
   Fresh-start revaluation                                               --                --               --           355,559
   Special charges                                                       --                --           13,056                --
   Asset impairment charges                                              --                --           60,483                --
   Provision for depreciation and amortization                       12,804            13,037           12,768            12,501
   Interest expense                                                  16,055            16,274           14,663            14,259
                                                                 ---------------------------------------------------------------
                                                                    515,513           663,551          732,295           891,030
                                                                 ---------------------------------------------------------------
     LOSS BEFORE INCOME TAXES                                       (26,758)           (1,096)         (98,997)         (385,323)

Federal and state income taxes                                      (18,623)           12,133          (33,595)          (50,321)
                                                                 ----------------------------------------------------------------

Loss before extraordinary items                                      (8,135)          (13,229)         (65,402)         (335,002)

Extraordinary items, net of income taxes                                 --                --               --           133,176
                                                                 ---------------------------------------------------------------

                                   NET LOSS                      $   (8,135)       $  (13,229)      $  (65,402)       $ (201,826)
                                                                 ================================================================



In connection with its Chapter 11 filing on July 21, 1997, discussed at Note A to the Financial Statements, the Company recorded reorganization items in the third and fourth quarters ($3.2 million and $12.5 million after tax, respectively). The Company also adopted fresh-start accounting, discussed at Note B to the Financial Statements, as of November 29, 1997, as a result of its emergence from bankruptcy under its plan of reorganization effective date, December 2, 1997. Fresh-start revaluation charges, after tax, were $312.1 million. An extraordinary gain of $138.2 million after tax related to the discharge of debt pursuant to the consummation of the Plan was recorded in the fourth quarter. In addition, an extraordinary charge of $5.0 million after tax related to the early extinguishment of debt was also recorded in the fourth quarter. A lower-than-anticipated rate of inflation decreased the LIFO inventory provision, after tax, by $3.0 million in the fourth quarter. Special charges ($8.1 million after tax) reflected in the third quarter consist of costs associated with the closing of 29 stores. Third quarter cost of merchandise sold reflects an inventory write-down ($6.6 million after tax) in connection with these store closings. The Company also recorded an asset impairment charge ($43.9 million after tax) in the third quarter.

Payless Cashways, Inc.

QUARTERLY STATEMENTS OF OPERATIONS (unaudited) (cont'd.)


In thousands, except per share amounts
                                                                                          Predecessor Company
                                                                     First           Second             Third           Fourth
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
                                                                ===============================================================



Special charges ($5.0 million after tax) reflected in the third quarter consist of costs associated with the closing of nine stores, eight of which had been closed at November 30, 1996. Third quarter cost of merchandise sold reflects an inventory write-down ($3.5 million after tax) in connection with these store closings. The Company recorded an asset impairment charge ($44.6 million after tax) in the third quarter as well as a federal income tax benefit ($23.7 million) and related interest income ($2.9 million after tax) pursuant to legislation and a settlement with the Internal Revenue Service. A liquidation of LIFO inventories and a lower-than-anticipated rate of inflation decreased the LIFO inventory provision, after tax, by $4.0 million in the fourth quarter.

Payless Cashways, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petition For Relief Under Chapter 11
------------------------------------

While the Company had sufficient liquidity to fund its current operations, the operating performance of the Company during the second quarter of fiscal 1997, which was well below the Company's expectations, led management to conclude that it was unlikely that the Company would be able to comply with the covenants contained in its principal credit agreements at the end of the 1997 fiscal year. In the course of the Company's subsequent negotiations with its senior lenders to restructure its debt and after considering with its financial adviser, Houlihan Lokey Howard & Zukin, all other alternatives, including the sale of the Company and liquidation, the Company concluded that a Chapter 11 proceeding provided the best approach for a comprehensive financial restructuring of the Company. This action was intended to improve the Company's competitive position by establishing a more appropriate capital structure to operate the business in this period of unprecedented competitive pressure after a decade of dealing with a highly leveraged balance sheet, which had limited capital expenditures.

On July 21, 1997, the Company filed a voluntary petition to reorganize under Chapter 11 and filed a plan of reorganization for its emergence from Chapter 11 (the "Plan" or "Plan of Reorganization") as well as a Disclosure Statement. The Company operated its business as a debtor-in-possession, subject to the jurisdiction of the Court, while pursuing its reorganization plan to restructure the Company's capitalization. The Chapter 11 filing resulted in an automatic stay of the commencement or prosecution of claims against the Company that arose before the petition date.

The Disclosure Statement and Plan were subsequently amended on September 5, 1997, and modified on October 9, 1997. On October 10, 1997, the Court determined that the Disclosure Statement contained adequate information to permit a creditor to make an informed decision about the Plan. The Company's impaired creditors and equity security holders accepted the Plan, the Court confirmed the Plan on November 19, 1997, and, after the satisfaction of a number of conditions, the Plan became effective December 2, 1997 (the "Effective Date"). For a summary description of the Plan, see Note A to Notes to Financial Statements.

Results of Operations
---------------------

The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Annual Report to Stockholders. The Company has implemented the required accounting for entities emerging from Chapter 11 in accordance with the American Institute of Certified Public Accountants'
Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("fresh-start reporting") and reflected the effects of such adoption in the balance sheet as of November 29, 1997. Under fresh-start reporting, the balance sheet of November 29, 1997, became the opening balance sheet of the Reorganized Company. The financial statements of the Predecessor Company as of November 29, 1997 and prior are not comparable in material respects to the financial statements of the Successor Company.

Operating Data
                                                                                            Predecessor Company
                                                                                --------------------------------------------
                                                                                             Fiscal Year Ended
                                                                                --------------------------------------------
percent of net sales                                                            Nov. 29,         Nov. 30,           Nov 25,
                                                                                  1997             1996              1995
                                                                                ---------        ----------         --------

Net sales.......................................................                  100.0 %           100.0 %          100.0 %
Other income....................................................                     .2                .3               .2
Cost of merchandise sold........................................                   73.4              72.1             71.4
Selling, general and administrative.............................                   24.4              23.3             23.1
Reorganization items............................................                    1.1                --               --
Fresh-start revaluation.........................................                   15.6                --               --
Special charges.................................................                     .6                .3              5.7
Asset impairment charges........................................                    2.6               2.3               --
Provision for depreciation and amortization.....................                    2.2               2.1              2.3
Interest expense................................................                    2.7               2.3              2.3
Interest income.................................................                    --                (.2)              --
                                                                                --------------------------------------------
Income (loss) before income taxes...............................                  (22.4)             (1.9)            (4.6)

Federal and state income taxes..................................                   (4.0)             (1.2)             (.2)
Equity in loss of joint venture.................................                     --                --              (.4)
                                                                                --------------------------------------------
Income (loss) before extraordinary items........................                  (18.4)              (.7)            (4.8)

Extraordinary items.............................................                    5.8                --               --
                                                                                --------------------------------------------
Net income (loss)...............................................                  (12.6)%             (.7)%           (4.8)%
                                                                                ============================================

Payless Cashways, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont'd.)


Sales

Net sales for fiscal 1997, a 52-week year, decreased 13.5% from fiscal 1996, a 53-week year, and fiscal 1996 net sales decreased 1.4% from fiscal 1995, a 52-week year. On a 52-week basis, net sales for fiscal year 1997 decreased 11.9% compared to fiscal 1996 and net sales for 1996 decreased 3.0% compared to fiscal 1995. Same-store sales (sales from stores that have been open one full year), on a 52-week basis, decreased by 6.6% for fiscal 1997, and decreased 2.5% for fiscal 1996. Net sales for 1997 reflect continuing competitive pressure and, in the second half, the disruption in the supply of product and the erosion of customer confidence caused by the Chapter 11 filing. On a same-store basis, sales from professional customers increased 0.2%, while sales from the consumer side of the business decreased 11.9% in fiscal 1997. Twenty-four stores were closed during the third quarter of 1997 (one closing of which had been announced in fiscal 1996), and an additional six stores were closed in the fourth quarter. The Company closed six stores in early fiscal 1996 and another eight stores in the fourth quarter of 1996. Net sales for 1996 reflect increasing competitive pressure on the Company's consumer business, although there was strong growth in the professional business aided by improved external conditions such as housing activity and consumer sentiment. On a same-store basis, sales from professional customers increased 7.7%, while sales from the consumer side of the business decreased 8.1% in fiscal 1996. The stores closed in fiscal 1996 and 1997 accounted for $213.3 million and $388.7 million sales in 1996 and 1997, respectively.

Gains of $2.3 million, before tax, related to insurance settlement proceeds in excess of net book value for buildings and equipment destroyed in a 1995 fire loss, are included in other income for fiscal 1996.

Costs and Expenses

The cost of merchandise sold, as a percent of sales, was 73.4% in fiscal 1997, 72.1% in fiscal 1996, and 71.4% in fiscal 1995. A third quarter 1997 inventory write-down of $10.7 million, related to the closing of 29 underperforming stores, was 0.5% of sales for fiscal 1997. Likewise, a third quarter inventory write-down of $5.8 million, related to the closing of nine underperforming stores, was 0.2% of sales for fiscal 1996. Excluding the effect of both the 1997 and 1996 inventory write-downs, the decrease in gross margins during 1997 was primarily due to competitive pressure and the growth in sales to the professional customer whose merchandise purchases include a higher percentage of commodity goods at margin rates somewhat lower than the Company's average. The disruption in the supply of product resulting from the Chapter 11 filing caused some increase in cost of goods sold due to purchasing product from secondary sources at higher costs. The decrease in 1996 gross margins was also due, in part, to the growth in sales to the professional customer and to the Company's pricing initiatives. Cost of merchandise sold in fiscal 1997 and 1996 benefited from a $0.7 million and a $3.2 million LIFO credit, respectively, related to liquidations of LIFO inventories and deflation, compared to a $4.2 million LIFO charge in fiscal 1995.

Selling, general and administrative expenses, as a percent of sales, were 24.4%, 23.3%, and 23.1% for fiscal 1997, 1996 and 1995, respectively. The increases as a percent of sales for fiscal 1997 and 1996 were due primarily to lower sales. The 1997 and 1996 decrease in dollars was due primarily to savings from the store closings discussed above.

Interest expense increased $0.8 million to $61.3 million in fiscal 1997 compared to fiscal 1996 due primarily to higher interest rates. Interest expense for fiscal 1997 would have increased an additional $5.7 million had certain debt not been compromised by the Chapter 11 filing. Interest expense decreased $0.6 million in fiscal 1996 compared to fiscal 1995 due primarily to retirement of long-term debt, some of which was replaced with lower interest-bearing debt. The Company also recorded interest income of $4.9 million ($2.9 million after tax) in the third quarter of 1996, related to a pending tax refund arising out of recent legislation and a settlement with the Internal Revenue Service ("IRS").

In connection with its Chapter 11 filing, the Company recorded reorganization items of $25.5 million during fiscal 1997. Additional details on the reorganization items are set forth in Note J to the Financial Statements. The Company also recorded fresh-start revaluation charges of $355.6 million in fiscal 1997. See Note B to the Financial Statements for more details on fresh-start reporting and these related charges.

Payless Cashways, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont'd.)


A special charge of $13.0 million ($8.1 million after tax), primarily a cash charge, was recorded in the third quarter of fiscal 1997 to reflect real estate disposal and severance costs related to the closing of twenty-nine underperforming stores as part of the Company's reorganization under Chapter 11. A special charge of $8.2 million ($5.0 million after tax), primarily a cash charge, was recorded in the third quarter of fiscal 1996 to reflect future store rentals and real estate disposal costs related to the closing of nine underperforming stores. A special charge of $153.7 million ($133.1 million after tax) was recorded in the fourth quarter of fiscal 1995 to reflect costs associated with a restructuring which included the closing of six underperforming stores on December 30, 1995, the sale of an underutilized distribution center on December 22, 1995, and, during the first quarter of fiscal 1996, the reorientation of several stores to concentrate on the professional customer. Additional details on the special charges are set forth in Note L to the Financial Statements.

The Company recorded an asset impairment charge of $60.5 million ($43.9 million after tax) and $59.7 million ($44.6 million after tax) in the third quarters of 1997 and 1996, respectively. Primarily because the environment for building materials retailing has continued to be increasingly competitive, the Company first conducted its review in the third quarter of 1996 and determined certain assets were impaired. In the third quarter of 1997, the Company again conducted a review of underperforming stores and determined that certain additional assets were impaired, including assets related to twenty-nine stores, which the Company closed. The asset impairment charges were recorded after considering current and expected future operating cash flows for certain stores together with the proceeds the Company could expect to receive upon the sale of these assets. Additional details on the asset impairment charges are set forth in Note K to the Financial Statements. The Company will continue to review assets for impairment, particularly given the ongoing competitive environment for building materials retailing.

The effective tax rates for fiscal 1997, 1996, and 1995 were different from the 35% statutory rate primarily due to the effect of goodwill amortization and the write-off of goodwill, both of which are non-deductible for income tax purposes. In addition, for fiscal 1996, the effective tax rate was significantly affected by the tax benefit related to income tax legislation and an IRS settlement. On August 20, 1996, the Small Business Job Protection Act of 1996 was signed into law. Certain provisions of this legislation clarified the Tax Reform Act of 1986 and made retroactively tax deductible certain costs and expenses previously recorded by the Company without any related tax benefit. In addition, during 1996, the Company settled with the IRS regarding several tax issues. As a result, the Company recorded a tax benefit of $23.7 million and related interest income, discussed earlier.

Net Income (Loss)

The Company had a loss before extraordinary item of $421.8 million in 1997 compared to $19.1 million in 1996 and $128.5 million in 1995. The 1997 loss before extraordinary item reflects reorganization items, fresh-start revaluation charges, store closing charges, and an asset impairment charge, all discussed above. The 1996 loss before extraordinary item reflects store closing charges, an asset impairment charge, a federal income tax benefit and related interest income, all discussed above. The 1995 loss before extraordinary item reflects the special charge in connection with the restructuring, discussed above, as well as the Company's share in its Mexican joint venture's operating loss prior to the sale of this investment in October 1995. The 1995 equity in the loss of joint venture also includes an $8.0 million, pretax, loss on the sale of this investment. Excluding the non-routine items recorded during fiscal 1997, 1996 and 1995, net loss for 1997, would have been $35.5 million and net income for 1996 and 1995 would have been $7.4 million and $12.5 million, respectively.

Payless Cashways, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont'd.)


Comparative Operating Data

                                                           Predecessor Company
                                                -----------------------------------------
                                                    Fiscal Year Ended November 29, 1997
                                                -----------------------------------------
In thousands, except per share amounts                Pro Forma          Historical
                                                     (Excluding          (Including
                                                 Non-Routine Items)    Non-Routine Items)
                                                -------------------   -------------------

Net sales and other income                         $  2,290,215           $  2,290,215
Income from operations before interest,
  depreciation and amortization                    $     65,433           $   (399,813)
Net income (loss)                                  $    (35,451)          $   (288,592)

                                                    Fiscal Year Ended November 30, 1996
                                                -----------------------------------------
                                                      Pro Forma          Historical
                                                     (Excluding          (Including
                                                 Non-Routine Items)    Non-Routine Items)
                                                -------------------   -------------------

Net sales and other income                         $  2,650,905           $  2,650,905
Income from operations before interest,
  depreciation and amortization                    $    134,552           $     60,824
Net income (loss)                                  $      7,428           $    (19,078)



                                                    Fiscal Year Ended November 25, 1995
                                                -----------------------------------------
                                                      Pro Forma          Historical
                                                     (Excluding          (Including
                                                 Non-Routine Items)    Non-Routine Items)
                                                -------------------   -------------------

Net sales and other income                         $  2,685,670           $  2,685,670
Income from operations before interest,
  depreciation and amortization                    $    153,461           $       (206)
Net income (loss)                                  $     12,499           $   (128,549)


Future Operating Results
------------------------

The Company expects that openings by warehouse-format competitors will continue. The negative sales trends of fiscal 1997 continued into the first two months of fiscal 1998 causing the new board of directors and senior management of the
Company to implement changes designed to have an immediate impact on the Company's financial results. These changes included the elimination of approximately 25% of the staff at the Company's headquarters and regional administrative centers, including senior management, and the assignment of a dedicated store manager in each retail location. It is anticipated that a special charge of approximately $5.6 million will be recorded in the first quarter of fiscal 1998 to reflect severance costs related to these changes. The CEO and President positions are being consolidated and the Company is conducting a national search for a candidate to fill this position. In addition, new merchandising and sales initiatives are being implemented.

Effects of Inflation
--------------------

The Company experienced slight deflation in its non-lumber inventories during fiscal 1997 and fiscal 1996. Approximately 82% of the Company's inventory is valued using the LIFO inventory accounting method; therefore, current costs are reflected in the cost of merchandise sold, rather than in inventory balances. During 1995, the Company experienced price deflation in its lumber inventory which is valued using the FIFO inventory accounting method. The Company estimates that this price deflation had a negative 1.6% impact on same-store sales.

Payless Cashways, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont'd.)


Financing Activities
--------------------

As a result of the Chapter 11 filing on July 21, 1997, borrowings under the revolving credit facility of the Amended Credit Agreement, defined below, were no longer available to the Company. During the period from July 21, 1997 through December 2, 1997, the Company utilized debtor-in-possession financing which consisted of a $125 million revolving credit facility (the "DIP Agreement"). On or prior to the Effective Date, the Company paid all amounts outstanding under the DIP Agreement and the Amended Credit Agreement with cash, New Common Stock and new notes under the Exit Financing Agreement. The Exit Financing Agreement includes term loans of $283.1 million and a $150 million revolving credit facility with a $40 million letters of credit sublimit. In accordance with the Plan of Reorganization, on the Effective Date the Company's mortgage loan, secured by certain real estate, was retired and replaced with a new mortgage loan secured by the same real estate and the Company's senior subordinated notes were terminated and canceled. Holders of these subordinated notes now hold general unsecured claims under the Plan. On the Effective Date, the Company also issued a note for $16 million, secured by three store facilities, in settlement of the secured portion of the claims arising from a lease agreement involving five store facilities. At the Effective Date the Company obtained a commitment from the mortgage lender to borrow an additional $13 million under the mortgage loan described above, and the Company intends to prepay this note in full. Although this transaction has not been completed, it is expected to be consummated in the first half of fiscal 1998.

On October 3, 1996, the Company amended its $408 million credit agreement to include two tranches of term loans in the aggregate amount of $273 million, a revolving credit facility of $135 million and a $60 million working capital facility (the "Amended Credit Agreement"). As part of the amendment, permitted levels of capital expenditures were increased, additional collateral (including substantially all merchandise inventories) was added, various covenants were modified or eliminated and interest rates were increased. The Amended Credit Agreement was designed to give the Company additional flexibility and liquidity and provide the banks with additional security.

On December 22, 1995, the Company made a $16.5 million mortgage loan prepayment in connection with the sale of a distribution center described below and in Note L to the Financial Statements.

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

At  the  Effective  Date  of  its  Plan  of  Reorganization,   the  Company  had
approximately $433.4 million of indebtedness. The Company expects from time to time to incur additional seasonal indebtedness.

The Year 2000 Issue
-------------------

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations.

The Company has completed an assessment of the impact of the year 2000 on its computer systems, both hardware and software, and has developed a plan to timely address the Year 2000 issue. The Company is executing that plan and currently believes that it will complete all phases of the plan without any material adverse consequences to its business, operations, or financial condition. The Company estimates that expenditures related to executing the Year 2000 plan will range from $5 million to $8 million over the next two years. Such expenditures are being charged to expense as incurred.

The Company has not communicated with all of its significant suppliers to determine the extent to which the Company is vulnerable to the failure of those third parties to remediate their own Year 2000 issues. The Company does not anticipate the cost of Year 2000 compliance by suppliers to be passed on to the Company. However, there can be no assurances that failure to address the Year 2000 issue by a third party on whom the Company's systems rely would not have a material adverse effect on the Company.

Payless Cashways, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont'd.)


Liquidity and Capital Resources
-------------------------------

The Company's principal source of cash is from operations. Cash provided by operating activities was $32.0 million for fiscal 1997, compared to $32.4 million for fiscal 1996 and $108.4 million for fiscal 1995. Cash provided by operating activities in 1997 benefited from the compromise and extinguishment of general unsecured claims, including trade accounts payable, pursuant to the Plan of Reorganization that would have otherwise required cash. The 1996 decrease in cash provided by operating activities was primarily due to a decrease in accounts payable and an increase in merchandise inventories, as well as decreased operating income. The 1996 decrease in accounts payable levels compared to year-ago levels is primarily due to slower inventory turns and a shift in the mix of purchases between commodity products (shorter payment terms) and non-commodity products (longer payment terms).

Borrowings are available under the Exit Financing Agreement to supplement cash generated by operations. At December 2, 1997, $106.8 million was available for borrowing. Working capital was $258.4 million and $131.0 million at the end of fiscal 1997 and fiscal 1996, respectively. The current ratio was 2.15 to 1 and
1.41 to 1 at the end of fiscal 1997 and fiscal 1996, respectively. The primary reasons for the increase in working capital and the current ratio was the restructuring under Chapter 11 that took place during 1997. The Company's inventory levels are at the lowest levels during the seasonally low sales months of December through February and are at the highest levels during the peak selling months of May through September. During the peak period, inventory is financed by cash from operations and trade accounts payable. During the winter months, inventory is financed by cash from operations, trade accounts payable and borrowings under the Exit Financing Agreement, as needed. The Company believes that cash generated from operations and borrowings under the Exit Financing Agreement will adequately meet its working capital needs, debt service and other obligations that will become due in fiscal 1998.

During fiscal 1997, the Company's primary investing activities were capital expenditures principally for strategic initiatives, renovation of existing stores and additional equipment. The Exit Financing Agreement governs the amount of capital expenditures that can be made and the permitted levels of capital expenditures in the future are as follows: $59.6 million in 1998; $52.1 million in 1999; $41.2 million in 2000; $51.3 million in 2001; and $52.3 million in 2002. The Company spent approximately $62.9 million, $41.7 million and $67.3 million in fiscal 1997, 1996 and 1995, respectively, for strategic initiatives, including the acquisition of a door and trim manufacturer in Phoenix, AZ, during January 1996, renovation of existing stores, additional equipment and, in fiscal 1995, new stores. For fiscal 1997 and 1996, the Company shifted its emphasis from new store openings to initiatives that further address the needs of the professional and do-it-yourself customers. Several stores were reoriented to concentrate on the professional customer and merchandise assortment was added to many stores to address do-it-yourself customer demand for more choices of price, quality and style. During fiscal 1996, in support of the professional customer, the Company completed the acquisition of the manufacturer mentioned above and expanded the manufacturing capability of one of its existing door plants. During 1997, the Company sold eight real estate properties related to the closing of 14 stores in 1996 for approximately $14.3 million of cash proceeds. Sale of closed store properties will continue in fiscal 1998. During the first quarter of 1996, the Company sold a distribution center in connection with the 1995 restructuring plan, providing approximately $11.9 million of cash proceeds. The Company leased one new store in 1996, which it opened in 1997. In addition, the Company purchased and opened an existing store facility during 1997. During 1995, six new stores were opened and two stores were sold. The Company's new Board of Directors is currently analyzing the Company's competitive positioning in the market and the related capital investments. Until such evaluation is complete, budgeted capital expenditures for 1998 will be limited to normal renovation of existing stores and routine equipment purchases, which will be financed with funds generated from operations and borrowings under the Exit Financing Agreement.

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

Payless Cashways, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS (cont'd.)


The Company's most significant financing activity is and will continue to be the retirement of indebtedness. As a result of the Company's reorganization under Chapter 11, the indebtedness of the Company was reduced significantly in fiscal 1997 as described above in "Financing Activities" and in Notes A, B, and D to the Financial Statements. Although the Company's consolidated indebtedness is and will continue to be substantial, management believes that, based upon its analysis of the Company's financial condition, the cash flow generated from operations during the past 12 months and the expected results of operations in the future, cash flow from operations and borrowing availability under the Exit Financing Agreement should provide sufficient liquidity to meet all cash requirements for the next 12 months without additional financing. As a result of the Chapter 11 filing, trade creditors have significantly shortened credit terms. The Company believes that progress with regard to lengthening terms and reestablishing trade credit is continuing, but availability of trade credit cannot be assured. The Exit Financing Agreement contains a number of financial covenants with which the Company must comply. Certain of these covenants are detailed in Note D to the Financial Statements. First quarter 1998 results are likely to be below results for the same quarter of the prior year. Management currently expects that it will achieve compliance with these covenants throughout 1998; however, factors beyond management's control, including competitive conditions, economic conditions, supplier support, lumber prices, and weather, could cause noncompliance. If compliance with these covenants is not achieved, the Company may be required to renegotiate its existing covenants with lenders or to refinance borrowings. Success in achieving any such renegotiations or refinancing, or the specific terms thereof, including interest rates, capital expenditure limits or borrowing capacity, cannot be assured. If the Company fails to achieve compliance with these covenants or, in the absence of such compliance, if the Company fails to amend such financial covenants on terms favorable to the Company, the Company may be in default under such covenants. If such default occurred, it would permit acceleration of its debt under the Exit Financing Agreement which, in turn, would permit acceleration of substantially all of the Company's other long-term debt.

Forward-Looking Statements
--------------------------

Statements above in the subsections entitled "Costs and Expenses," "Future Operating Results," and "The Year 2000 Issue," and in this subsection of this Annual Report such as "unlikely", "intend", "estimated", "believe", "expect", "anticipate" and similar expressions which are not historical are forward-looking statements that involve risks and uncertainties. Such statements include, without limitation, the Company's expectation as to future performance.

Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by the forward-looking statements made above. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially are the following: sales levels; competitor activities; stability of the sales force; supplier support; consumer spending and debt levels; interest rates; housing activity, including existing home turnover and new home construction; lumber prices; product mix; growth of certain market segments; and an excess of retail space devoted to the sale of building materials. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings, including but not limited to the Form 10-K, copies of which are available from the Company without charge or on the Company's web site, payless.cashways.com.

Payless Cashways, Inc.

STATEMENTS OF OPERATIONS

                                                                                          Predecessor Company
                                                                       --------------------------------------------------------
                                                                                           Fiscal Year Ended
                                                                       --------------------------------------------------------
                                                                        November 29,         November 30,         November 25,
In thousands, except per share amounts                                      1997                 1996                 1995
-------------------------------------------------------------------------------------------------------------------------------
Income
     Net sales                                                         $    2,285,281        $   2,642,829        $   2,680,186
     Other income--Note C                                                       4,934                8,076                5,484
                                                                       --------------------------------------------------------
                                                                            2,290,215            2,650,905            2,685,670
Costs and expenses
     Cost of merchandise sold                                               1,676,658            1,906,734            1,912,620
     Selling, general and
         administrative--Notes G, H and I                                     558,817              615,466              619,589
     Reorganization items--Note J                                              25,455                   --                   --
     Fresh-start revaluation--Note B                                          355,559                   --                   --
     Special charges--Note L                                                   13,056                8,184              153,667
     Asset impairment charges--Note K                                          60,483               59,697                   --
     Provision for depreciation and amortization                               51,110               55,016               60,356
     Interest expense (contractual interest of
         $66,973 in 1997)--Note D                                              61,251               60,488               61,067
     Interest income--Note F                                                       --               (4,900)                  --
                                                                       --------------------------------------------------------
                                                                            2,802,389            2,700,685            2,807,299
                                                                       --------------------------------------------------------

                                       LOSS BEFORE INCOME TAXES              (512,174)             (49,780)            (121,629)

Federal and state income taxes--Note F                                        (90,406)             (30,702)              (4,911)
                                                                       ---------------------------------------------------------

Loss before equity in loss of joint venture
   and extraordinary items                                                   (421,768)             (19,078)            (116,718)

Equity in loss of joint venture--Note C                                            --                   --              (11,831)
                                                                        --------------------------------------------------------

Loss before extraordinary item                                               (421,768)             (19,078)            (128,549)

Extraordinary items, net of income taxes--Notes B and D                       133,176                   --                   --
                                                                       --------------------------------------------------------

                                                       NET LOSS        $     (288,592)       $     (19,078)       $    (128,549)
                                                                       =========================================================


See notes to financial statements

Payless Cashways, Inc.

BALANCE SHEETS

                                                                                        Reorganized      |    Predecessor
                                                                                          Company        |      Company
                                                                                     ---------------     |  -------------
                                                                                       November 29,      |   November 30,
In thousands                                                                               1997          |       1996
-------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                                   |
                                                                                                         |
     CURRENT ASSETS                                                                                      |
         Cash and cash equivalents                                                    $     11,961       |  $        425
         Merchandise inventories--Notes C and D                                            414,882       |       399,010
         Prepaid expenses and other current assets                                          14,705       |        22,281
         Income taxes receivable--Note F                                                    32,232       |        15,200
         Deferred income taxes--Note F                                                       8,665       |        13,681
                                                                                      -----------------------------------
                                             TOTAL CURRENT ASSETS                          482,445       |       450,597
                                                                                                         |
                                                                                                         |
     OTHER ASSETS                                                                                        |
         Real estate held for sale--Note K                                                  48,562       |        18,529
         Cost in excess of net assets acquired,                                                          |
           less accumulated amortization of                                                              |
           $105,198 in 1996--Notes C, K and L                                                   --       |       292,946
         Deferred financing costs--Notes C and D                                             2,600       |        12,837
         Other                                                                              14,316       |        12,917
                                                                                                         |
                                                                                                         |
     LAND, BUILDINGS AND EQUIPMENT--Notes C and D                                                        |
         Land and land improvements                                                         98,390       |       179,633
         Buildings                                                                         219,244       |       476,144
         Equipment                                                                          35,048       |        98,304
         Automobiles and trucks                                                              2,196       |        24,264
         Construction in progress                                                            8,540       |         4,590
         Allowance for depreciation and amortization                                            --       |      (277,643)
                                                                                      -----------------------------------
                              TOTAL LAND, BUILDINGS AND EQUIPMENT                          363,418       |       505,292
                                                                                      -----------------------------------
                                                                                      $    911,341       |  $  1,293,118
                                                                                      ===================================

See notes to financial statements

Payless Cashways, Inc.

BALANCE SHEETS (cont'd.)

                                                                                        Reorganized      |    Predecessor
                                                                                          Company        |      Company
                                                                                      --------------     |  --------------
                                                                                       November 29,      |   November 30,
In thousands                                                                               1997          |       1996
--------------------------------------------------------------------------------------------------------------------------
                                                                                                         |
LIABILITIES AND STOCKHOLDERS' EQUITY                                                                     |
                                                                                                         |
     CURRENT LIABILITIES                                                                                 |
         Current portion of long-term debt--Note D                                    $      9,354       |  $     18,340
         Trade accounts payable                                                             75,583       |       121,891
         Salaries, wages and bonuses                                                        29,051       |        31,052
         Accrued interest                                                                      213       |         3,193
         Insurance reserves                                                                  1,500       |        25,713
         Future store lease payments--Note K                                                    --       |        17,460
         Other accrued expense--Notes G, K and L                                            84,978       |        71,182
         Taxes, other than income taxes                                                     20,999       |        24,318
         Income taxes payable--Note F                                                        2,362       |         6,444
                                                                                      -----------------------------------
                                                 TOTAL CURRENT LIABILITIES                 224,040       |       319,593
                                                                                                         |
                                                                                                         |
     LONG-TERM DEBT, less portion classified as current                                                  |
         liability--Note D                                                                 424,031       |       618,667
                                                                                                         |
     NON-CURRENT LIABILITIES                                                                     |
         Deferred income taxes--Note F                                                      58,788       |        41,665
         Other--Note H                                                                      20,682       |        23,462
                                                                                                         |
     STOCKHOLDERS' EQUITY--Notes A, C, D and E                                                           |
         Common Stock, $.01 par value, 50,000,000 shares authorized,                                     |
           20,000,000 shares issued in 1997                                                    200       |            --
         Preferred Stock, $1.00 par value, 25,000,000                                                    |
           shares authorized:                                                                            |
              Cumulative Preferred Stock, 406,000 shares issued                                          |
                and $78,563 aggregate liquidation preference in 1996                            --       |        40,600
         Common Stock, $.01 par value:                                                                   |
           Voting, 150,000,000 shares authorized,                                                        |
              37,709,028 shares issued in 1996                                                  --       |           377
           Non-Voting Class A, 5,000,000 shares authorized,                                              |
              2,250,000 shares issued in 1996                                                   --       |            23
         Additional paid-in capital                                                        183,600       |       487,728
         Accumulated deficit                                                                    --       |      (238,997)
                                                                                      -----------------------------------
                                                TOTAL STOCKHOLDERS' EQUITY                 183,800       |       289,731
                                                                                      -----------------------------------
     COMMITMENTS AND CONTINGENCIES--Notes G, H, I and M                                                  |
                                                                                      $    911,341       |  $  1,293,118
                                                                                      ===================================

See notes to financial statements

Payless Cashways, Inc.

STATEMENTS OF CASH FLOWS

                                                                                           Predecessor Company
                                                                         -------------------------------------------------------
                                                                                            Fiscal Year Ended
                                                                         -------------------------------------------------------
                                                                          November 29,         November 30,        November 25,
In thousands                                                                  1997                 1996                1995
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
      Net loss                                                           $   (288,592)         $    (19,078)       $   (128,549)
      Adjustments to reconcile net loss
          to net cash provided by operating activities:
        Depreciation and amortization                                          51,110                55,016              60,356
        Asset impairment charges--Note K                                       60,483                59,697                  --
        Deferred income taxes                                                 (72,237)              (12,270)            (22,326)
        Non-cash reorganization items--Note J                                   2,481                    --                  --
        Non-cash interest                                                       5,031                 2,534               2,351
        Non-cash extraordinary items--Notes B and D                          (133,176)                   --                  --
        Fresh-start revaluation--Notes A and B                                355,559                    --                  --
        Equity in loss of joint venture--Note C                                    --                    --              11,831
        Special charges--Note L                                                13,056                 8,184             153,667
        Other                                                                  (1,467)                1,337                 927
      Changes in assets and liabilities:
        Decrease in trade receivables                                              --                    --               5,858
        Decrease (increase) in merchandise inventories                          7,462                (6,406)              4,062
        Decrease (increase) in prepaid expenses
             and other current assets                                           6,926                (4,763)              9,532
        Increase in income taxes receivable                                   (14,505)              (15,200)                 --
        (Decrease) increase in trade accounts payable                          44,252               (37,953)              8,785
        Increase in other current liabilities                                  (4,359)                1,349               1,934
                                                                         -------------------------------------------------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES                                  32,024                32,447             108,428

Cash Flows from Investing Activities
      Additions to land, buildings and equipment                              (61,925)              (40,117)            (67,281)
      Proceeds from sale of land, buildings and equipment                      18,775                14,709                 467
      Acquisition of business, excluding working capital:
        Land, buildings and equipment                                              --                  (193)                 --
        Purchase price in excess of net assets acquired                        (1,015)               (1,360)                 --
      Investment in joint venture--Note C                                          --                    --              (9,254)
      Decrease (increase) in other assets                                      (1,745)                1,435               3,049
                                                                         -------------------------------------------------------
    NET CASH USED IN INVESTING ACTIVITIES                                     (45,910)              (25,526)            (73,019)

Cash Flows from Financing Activities
      Net proceeds from revolving credit facility--Note D                      62,386                28,000                  --
      Principal payments on long-term debt--Note D                            (32,795)              (31,092)            (34,301)
      Fees and financing costs paid in connection with debt
        refinancing--Note D                                                    (3,365)               (3,670)             (1,267)
      Sale of Common Stock under stock option plan                                 --                    94                  16
      Other                                                                      (804)                 (788)             (1,577)
                                                                         -------------------------------------------------------
    NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                        25,422                (7,456)            (37,129)
                                                                         -------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                           11,536                  (535)             (1,720)
Cash and cash equivalents, beginning of period                                    425                   960               2,680
                                                                         -------------------------------------------------------
Cash and cash equivalents, end of period                                 $     11,961          $        425        $        960
                                                                         =======================================================

See notes to financial statements

Payless Cashways, Inc.

STATEMENTS OF STOCKHOLDERS' EQUITY

                                            Preferred        Common    Additional   Foreign    Adjustment for
                                              Stock          Stock      Paid-in    Currency   Minimum Pension   Accumulated
In thousands                             $1.00 Par Value $.01 Par Value  Capital  Translation   Liability        Deficit     Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at November 26, 1994                $  40,600     $    399     $ 486,326   $   (90)    $      --     $   (91,370) $ 435,865

   Net loss for the year                                                                                        (128,549)  (128,549)
   Sale of Voting Common Stock under
     stock option plan                                          --            77                                                 77
   Tax benefit from stock option
      exercises--Note F                                                      325                                                325
   Restricted Stock--Note E                                     --           355                                                355
   Foreign currency translation adjustment                                          (2,499)                                  (2,499)
   Sale of joint venture stock                                                       2,589                                    2,589
                                            ---------------------------------------------------------------------------------------

Balance at November 25, 1995                $  40,600     $    399     $ 487,083   $    --     $      --     $  (219,919) $ 308,163

   Net loss for the year                                                                                         (19,078)   (19,078)
   Sale of Voting Common Stock under
     stock option plan                                           1           463                                                464
   Tax benefit from stock option
     exercises--Note F                                                       (24)                                               (24)
   Restricted Stock--Note E                                     --           206                                                206
                                            ---------------------------------------------------------------------------------------

Balance at November 30, 1996                $  40,600     $    400     $ 487,728   $    --     $      --     $  (238,997) $ 289,731

   Net loss for the year                                                                                        (288,592)  (288,592)
   Restricted Stock--Note E                                     --           131                                                131
   Issuance of Voting Common Stock
     under Director Deferred
     Compensation Plan                                          --            17                                                 17
   Conversion of Non-Voting Class A
     Common Stock to Voting Common
     Stock--Note E                                              --                                                               --
   Minimum pension liability
     adjustment--Note G                                                                           (1,287)                    (1,287)
   Eliminate predecessor equity accounts
     in connection with fresh start
     reporting--Note B                        (40,600)        (400)     (487,876)                  1,287         527,589         --
   Issuance of New Common
     Stock pursuant to Plan of
     Reorganization--Notes A, B and E                          200       183,600                                            183,800
                                            ---------------------------------------------------------------------------------------

Balance at November 29, 1997                $      --     $    200     $ 183,600   $    --     $      --     $        --  $ 183,800


See notes to financial statements

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS


Note A-Reorganization and Emergence From Chapter 11

On July 21, 1997 (the "Petition Date"), the Company commenced a reorganization case (the "Case") by filing a voluntary petition for relief under Chapter 11, Title 11 of the United States Code ("Chapter 11") in the U.S. Bankruptcy Court for the Western District of Missouri in Kansas City (the "Court").

While the Company had sufficient liquidity to fund its current operations, the operating performance of the Company during the second quarter of fiscal 1997, which was well below the Company's expectations, led management to conclude that it was unlikely that the Company would be able to comply with the covenants contained in its principal credit agreements at the end of fiscal 1997. In the course of the Company's subsequent negotiations with its senior lenders to restructure its debt, and after considering all other alternatives with its financial adviser, Houlihan Lokey Howard & Zukin, including the sale of the Company and liquidation, the Company concluded that a Chapter 11 proceeding provided the best approach for a comprehensive financial restructuring of the Company.

On the Petition Date, the Company filed a Disclosure Statement and a Plan of Reorganization with the Court. The Disclosure Statement and the Plan were subsequently amended on September 5, 1997, and modified on October 9, 1997. The Plan of Reorganization, as amended and modified, is referred to herein as the "Plan" or "Plan of Reorganization." The following summary of the Plan omits certain information set forth in the Plan. Any statements contained herein concerning the Plan are not necessarily complete, and in each such instance reference is made to the Plan. On November 19, 1997, the Court confirmed the Plan and after the satisfaction of a number of conditions, the Plan became effective December 2, 1997 (the "Effective Date").

Under the Plan, the Company reincorporated as a Delaware corporation and canceled outstanding shares of common and preferred stock and issued approximately 20,000,000 shares of newly reorganized Payless Cashways, Inc. (the "Reorganized Company") common stock (the "New Common Stock"), as described below.

The Plan generally provided for the following: (I) The secured bank group under the existing credit agreement (the "Amended Credit Agreement"), on or prior to the Effective Date, received (a) payment of accrued interest, fees and expenses,
(b) Net Cash Proceeds (as defined in the Plan) from the sale of certain collateral securing the Amended Credit Agreement and the collection of certain promissory notes pledged to the secured bank group, (c) their allocable portion of $283.1 million of new term loans and (d) 10,730,671 shares of New Common Stock (approximately 54% of the shares of the newly reorganized Company), of which 460,000 shares were distributed to the lenders providing a $150 million revolving credit facility to supply post-emergence working capital financing in consideration for their commitment to provide such facility. See Note D for a description of the term loans and the revolving credit facility (together, the "Exit Financing Agreement"). (II) On the Effective Date, UBS Mortgage Finance, Inc. ("UBS"), the holders of notes under an existing mortgage loan, received new notes pursuant to a new mortgage loan. See Note D for a description of the new mortgage loan. (III) Unsecured claims against the Company by vendors and suppliers for goods delivered and services rendered prior to the Petition Date, claims in respect of the 9-1/8% senior subordinated notes, contingent unliquidated claims and claims for damage arising from the rejection by the Company pursuant to Section 365 of the Bankruptcy Code of executory contracts and unexpired leases (collectively, "General Unsecured Claims") will receive their pro rata share of 8,269,329 shares of New Common Stock or approximately 41% of the shares of the newly reorganized Company. Holders of General Unsecured Claims began receiving their first distribution of shares in partial satisfaction and discharge of their allowed claims on or about December 15, 1997. The remaining shares of New Common Stock are held for future distributions to holders of General Unsecured Claims, pending the final resolution of disputed claims. (IV) The holder of issued and outstanding shares of existing preferred stock ("Old Preferred Stock") received 600,000 shares of New Common Stock (approximately 3% of the shares of the newly reorganized Company). (V) Holders of issued and outstanding shares of existing common stock ("Old Common Stock") will receive their pro rata share of 400,000 shares of New Common Stock (approximately 2% of the shares of the newly reorganized Company) upon surrender of their Old Common Stock. In addition, any stock options relating to outstanding Old Preferred Stock and Old Common Stock were canceled on the Effective Date.

Fractional shares of New Common Stock will not be issued to creditors or stockholders in connection with the Plan. In addition, no distribution of less than $5.00 will be made for fractional share interests. As a result of these provisions, many holders of Old Common Stock will receive no distribution of stock or cash under the Plan.

On July 21, 1997, the Company also announced its plan to close 29 stores and to eliminate approximately 15% of the staff at the Company's headquarters and regional administrative centers. The Court subsequently approved such plan on August 6, 1997.

See Notes J, K, and L for a description of related charges recorded in the third quarter of 1997.

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


Note B-Fresh Start Reporting

On December 2, 1997, the Company emerged from bankruptcy. In accordance with the American Institute of Certified Public Accountants' Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," the Company adopted fresh-start reporting. For accounting purposes, the Effective Date was deemed to be November 29, 1997.

In fresh-start reporting, an aggregate value of $183.8 million was assigned to the Company's New Common Stock. Management established this value with the assistance of its financial advisors. This valuation considered the Company's expected future performance, relevant industry and economic conditions, and analyses and comparisons with comparable companies.

The reorganization value of the Company has been allocated to the Reorganized Company's assets and liabilities in a manner similar to the purchase method of accounting for a business combination. Management obtained valuations from independent third parties which, along with other market and related information and analyses, were utilized in assigning fair values to assets and liabilities.

A summary of the impact of the Plan and the related fresh-start adjustments is presented below:

                                                                               November 29, 1997
                                         ------------------------------------------------------------------------------------------
                                             Predecessor       Discharge of       Fresh-Start            Other          Reorganized
                                               Company       Indebtedness (a)   Adjustments (b)     Adjustments (c)       Company
                                         -----------------  ----------------  ------------------  -----------------  --------------
Current Assets:
    Cash and cash equivalents            $     11,961       $                 $                   $                  $     11,961
    Merchandise inventories                   391,548                                 23,334                              414,882
    Prepaid expenses and
       other current assets                    15,702                                   (997)                              14,705
    Income taxes receivable                    29,705              2,527                                                   32,232
    Deferred income taxes                      24,070             (9,448)             (5,957)                               8,665
                                         -----------------  ----------------  ------------------  -----------------  --------------
       Total Current Assets                   472,986             (6,921)             16,380                --            482,445

Other Assets:
    Real estate held for sale                  37,078                                 11,484                               48,562
    Cost in excess of net
       assets acquired                        265,949                               (265,949)                                  --
    Deferred financing costs                    8,690             (7,590)              1,500                                2,600
    Other                                      14,663                                   (347)                              14,316

Land, Buildings and Equipment, net            456,736                                (93,318)                             363,418
                                         -----------------  ----------------  ------------------  -----------------  --------------
    TOTAL ASSETS                         $  1,256,102       $    (14,511)     $     (330,250)     $         --       $    911,341
                                         =================  ================  ==================  =================  ==============

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)

                                                                               November 29, 1997
                                       --------------------------------------------------------------------------------------------
                                             Predecessor       Discharge of       Fresh-Start            Other          Reorganized
                                               Company       Indebtedness (a)   Adjustments (b)     Adjustments (c)       Company
                                       -------------------  ----------------  ------------------  -----------------  --------------
Current Liabilities:
    Current portion of long-term debt  $     492,930        $                 $     (483,576)     $                  $      9,354
    Trade accounts payable                    54,203              21,380                                                   75,583
    Other current liabilities                128,755                                   7,986                              136,741
    Income taxes payable                       8,711                                  (6,349)                               2,362
                                       -------------------  ----------------  ------------------  -----------------  --------------
       Total Current Liabilities             684,599              21,380            (481,939)               --            224,040

Long-Term Debt                                    --                                 424,031                              424,031

Non-Current Liabilities:
    Deferred income taxes                     16,961              84,928             (43,101)                              58,788
    Other                                     24,272                                  (3,590)                              20,682
                                       -------------------  ----------------  ------------------  -----------------  --------------
       Total Non-Current Liabilities          41,233              84,928             (46,691)               --             79,470

Liabilities Subject to Compromise            351,381            (329,990)            (21,391)                                  --

Stockholders' Equity:
    Old Preferred Stock                       40,600                                                   (40,600)                --
    Old Common Stock                             400                                                      (400)                --
    New Common Stock                              --                  83                 117                                  200
    Additional paid-in capital               487,876              75,912             107,688          (487,876)           183,600
    Adjustment for minimum pension
       liability                              (1,287)                                                    1,287                 --
    Accumulated deficit                     (348,700)            133,176            (312,065)          527,589                 --
                                       -------------------  ----------------  ------------------  -----------------  --------------
       Total Stockholders' Equity            178,889             209,171            (204,260)               --            183,800
                                       -------------------  ----------------  ------------------  -----------------  --------------

    TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY            $   1,256,102        $    (14,511)     $     (330,250)     $         --       $    911,341
                                       ===================  ================  ==================  =================  ==============

(a) To record the discharge of indebtedness pursuant to the Plan and to write-off deferred financing costs related to the early extinguishment of certain predecessor company debt; see Note D. The discharge of indebtedness relates to all general unsecured claims, as described in Note A. It includes the elimination and, in certain cases, the reclassification of the liabilities subject to compromise related to these claims, the issuance of New Common Stock in settlement of unsecured claims, and the related tax effect of these transactions. The excess of indebtedness eliminated over the estimated fair value of securities issued in settlement of claims is reflected as an extraordinary gain of $232.6 million ($138.2 million after tax) in the accompanying 1997 statement of operations.

(b) To record transactions with the secured creditors and holders of Old Common Stock and Old Preferred Stock, as described at Note A, and to adjust assets and liabilities to fair values.

     Transactions include the extinguishment of old debt; the issuance of new debt and New Common Stock; the reclassification of accrued interest to principal and the reclassification of debt between current and non-current, based upon debt agreement terms.

     Significant   elements  of  the  fair  value   adjustments  to  assets  and
     liabilities are summarized below:

       --Adjustment to reflect inventories at current market value --Adjustments to write-up real estate held for sale to fair market value --Adjustment to eliminate cost in excess of net assets acquired --Adjustments to eliminate accumulated depreciation and to write-down land, buildings, and equipment to fair market value Adjustments to reflect liabilities at fair market value including: the reversal of unrecognized prior service costs and unrecognized gains and losses on the Company's pension and post-retirement benefit plans (see also Notes G and H); the write-off of deferred rent liabilities due to lease amendments and terminations; and the elimination of insurance accruals covered by bank letters of credit
       --Adjustments to deferred and currently payable tax accounts to record the tax effect of all fresh-start reporting adjustments

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


         Fresh-start adjustments of $355.6 million ($312.1 million net of tax) are reflected as fresh-start revaluation charges in the accompanying 1997 statement of operations.

(c) To record the elimination of the Old Preferred Stock, Old Common Stock, and predecessor company additional paid-in-capital and accumulated deficit after reflecting the adjustments at (a) and (b) above.


Note C-Summary of Significant Accounting Policies

Fresh-Start Reporting: The Company has implemented the required accounting for entities emerging from Chapter 11 in accordance with SOP 90-7 and reflected the effects of such adoption in the balance sheet as of November 29, 1997. Under fresh-start reporting, the balance sheet of November 29, 1997, became the opening balance sheet of the Reorganized Company. The financial statements of the Predecessor Company are not comparable in material respects to the financial statements of the Reorganized Company. Accordingly, a vertical line is shown to separate financial information of the Predecessor Company and the Reorganized Company.

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

The Company was a 49% investor in Total Home de Mexico, S.A. de C.V., a joint venture with a Mexican company, Alfa, S.A. de C.V. ("Alfa"), until October 24, 1995. At that time, the Company sold its ownership interest to an affiliate of Alfa and an $8.0 million loss on the sale has been reflected in the accompanying 1995 statements of operations as equity in loss of joint venture.
The Company had accounted for this investment on the equity method.

Description of Business: The Company is engaged in only one line of business--the retail sale of building materials and supplies. At November 29, 1997, the Company operated 164 stores in 20 states located in the Midwest, Southwest, Pacific Coast, Rocky Mountain and New England areas. The Company's primary customers include professionals and project-oriented do-it-yourselfers. In recent years, the building materials retailing industry has experienced increased levels of competition as several national chains have expanded their operations.

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

The Company's future results could be adversely affected by a number of factors, including: competitive pressure on sales and pricing from well-capitalized warehouse-format home centers; the Company's ability to effectively execute its business strategy; weather conditions; consumer spending and debt levels; interest rates; housing activity, including existing-home turnover and new-home construction; lumber prices; product mix; sales of real estate held for sale; and growth of certain market segments.

Merchandise Inventories: Inventories are stated at the lower of cost (approximately 80% at last-in, first-out method, and the remainder at first-in, first-out method) or market. Had the first-in, first-out method been used for all inventories, the carrying value of these inventories would have increased approximately $24.3 million at November 30, 1996. At November 29, 1997, inventories were reflected using the first-in, first-out method due to revaluation to fair market value related to fresh-start accounting as described at Note B. During fiscal 1997 and 1996, the liquidation of LIFO inventories decreased cost of merchandise sold and, therefore, decreased the loss before income taxes by $0.9 million and $1.2 million, respectively.

Property and Depreciation: Provisions for depreciation of land improvements, buildings and equipment are computed primarily by the straight-line method over the estimated useful lives of the assets or the terms of the related leases, which range from three to 39 years.

The accompanying 1996 statements of operations reflect $2.3 million as other income related to an insurance reimbursement for lost profits and settlement proceeds in excess of net book value for buildings and equipment destroyed in a fire loss.

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


Deferred Financing Costs: Deferred financing costs are being amortized over the respective borrowing terms using the interest method.

Foreign Currency Translation: Prior to the sale of the investment on October 24, 1995, adjustments resulting from the currency translation of the Mexican joint venture financial statements into U.S. dollars as of the balance sheet date were reflected as a separate component of stockholders' equity.

Cost in Excess of Net Assets Acquired: Prior to fresh-start reporting at November 29, 1997, the cost in excess of the fair value of net assets acquired (goodwill) was amortized using the straight-line method over 40 years. When facts and circumstances indicates potential impairment, the Company evaluates the recoverability of asset carrying values, including associated goodwill, using estimates of undiscounted future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values. The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in the third quarter of fiscal 1996. See Note K.

Net Loss Per Common Share: Net loss per common share has not been computed for the Predecessor Company because, as described at Note A, Old Preferred Stock and Old Common Stock were canceled on the Plan Effective Date. Presentation of net loss per common share based on Predecessor Company average shares outstanding would therefore not be meaningful. New Common Stock was not outstanding during fiscal years 1997, 1996 and 1995.

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

During fiscal 1997 and 1996, federal and state income tax refunds, net of payments, were $0.6 million and $8.8 million, respectively, and during fiscal 1995 federal and state income taxes paid, net of refunds, were $21.0 million.

Cash paid for interest, net of interest capitalized, was $55.4 million, $62.2 million, and $60.0 million during fiscal 1997, 1996, and 1995, respectively.

Sale of Receivables: The Company sells its commercial credit accounts to a third-party administrator pursuant to an agreement. A substantial portion of the Company's commercial credit sales are to remodelers and contractors. Under the agreement, the Company pays a servicing fee and assumes the credit risk. At November 29, 1997, and November 30, 1996, the outstanding balance of commercial credit accounts sold to the third-party administrator was approximately $87.5 million and $104.7 million, respectively. The Company has provided a reserve of $5.9 million at November 29, 1997, and $5.7 million at November 30, 1996, which is believed to adequately cover its credit risk related to these accounts.

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

Advertising Costs: Advertising costs, which are expensed as incurred, aggregated $27.5 million, $26.0 million and $31.6 million for fiscal 1997, 1996 and 1995, respectively.

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


Fair Value of Financial Instruments: Based on the borrowing rates currently available to the Company for debt issuances with similar terms and maturities, the fair value of long-term debt including the current portion is approximately $433.4 million and $564 million at November 29, 1997 and November 30, 1996, respectively. The Company believes the carrying amounts of cash and cash equivalents, trade receivables, trade accounts payable and accrued expenses are a reasonable estimate of their fair value.

Derivative Financial Instruments: Premiums paid for purchased interest rate cap agreements are amortized to interest expense over the term of the agreement. Unamortized premiums are included in deferred financing costs in the balance sheets. If amounts were received under the cap agreement, they would be reflected as a reduction of interest expense. Amounts received or paid under the interest rate swap agreement discussed at Note I have been reflected as a reduction or increase of rent expense prior to fresh-start accounting.

At November 29, 1997, the premiums paid for purchased interest rate cap agreements were fully amortized. The estimated amount the Company would have had to pay at November 29, 1997, to cancel or transfer the agreements to other parties, was approximately $0.7 million.

Accounting Period: The Company's fiscal year ends on the last Saturday in November. Fiscal years 1997 and 1995 consisted of 52 weeks each and fiscal year 1996 consisted of 53 weeks.

Note D--Long-Term Debt

Long-term debt consisted of the following:

In thousands                                                                                1997              1996
                                                                                       -------------------------------
Exit Financing Agreement, secured by inventory,
   certain real estate, and equipment, variable interest
   rate, payable in varying amounts through 2002                                       $  317,133          $       --

Mortgage loan, secured by certain real estate, variable
   interest rate, payable in varying amounts through 2004                                 102,010                  --

Note payable, secured by certain real estate, variable
   interest rate, payable in 2002                                                          13,000                  --

Amended Credit Agreement, secured by inventory,
   certain real estate, and equipment, variable interest
   rate, payable in varying amounts through 2000                                               --             354,000

Mortgage loan, secured by certain real estate,
   11.04% to 11.21%, payable in varying amounts through 2003                                   --             108,000

Senior subordinated notes, 9-1/8%, due 2003                                                    --             173,655

Other senior debt, 11% to 12%, payable in varying
   amounts through 2004                                                                     1,242               1,352
                                                                                       -------------------------------
                                                                                          433,385             637,007
Less portion classified as current liability                                               (9,354)            (18,340)
                                                                                       -------------------------------
                                                                                       $  424,031          $  618,667
                                                                                       ==============================

As a result of the Chapter 11 filing on July 21, 1997, borrowings under the revolving credit facility of the Amended Credit Agreement were no longer available to the Company. During the period from July 21, 1997 through December 2, 1997, the Company utilized debtor-in-possession financing which consisted of a $125 million revolving credit facility (the "DIP Agreement").

As described at Note A, on or prior to the Effective Date, December 2, 1997, the Company paid all amounts outstanding under the DIP Agreement and the Amended Credit Agreement with cash, New Common Stock and new notes under the Exit Financing Agreement. The Exit Financing Agreement includes term loans of $283.1 million and a $150 million revolving credit facility with

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


a $40 million letters of credit sublimit. At December 2, 1997, there were combined borrowings under the agreement of $317.1 million as well as outstanding standby letters of credit of $2.6 million and outstanding documentary letters of credit of $6.6 million. The Company had $106.8 million available for borrowing under this agreement at December 2, 1997. The term loans require annual principal payments of $3 million beginning September 15, 1998, with final maturity on November 30, 2002. The revolving credit facility matures on May 31, 2002. In addition, the Company will be required to repay borrowings under the Exit Financing Agreement with proceeds of certain collateral sales and certain other transactions and with 65% of excess cash flow, as defined. The effect of these provisions is generally to require that substantially all cash flows not applied to the repayment of other indebtedness or permitted capital expenditures are to be applied to the repayment of borrowings under the Exit Financing Agreement. The loans bear interest at fluctuating rates of either the alternate base rate (8-1/2% at November 29, 1997) plus 1-1/2% per annum or LIBOR (5-11/16% at December 2, 1997) plus 2-1/2% per annum. The Exit Financing Agreement is secured by substantially all merchandise inventories, certain real estate including second priority liens on all real estate pledged to other creditors, and substantially all the equipment of the Company.

The Exit Financing Agreement contains a number of covenants, including, but not limited to, minimum cash flow (defined as earnings before interest, taxes, depreciation, and amortization, "EBITDA"), a maximum debt to EBITDA ratio, and limitations on capital expenditures and capitalized leases. The Company is also prohibited from incurring additional indebtedness, with certain limited exceptions, and making dividend, redemption and certain other payments on its capital stock. The Exit Financing Agreement also contains certain customary financial covenants and events of default for financing of this type, including a change of control covenant. Compliance with the minimum cash flow and the maximum debt to EBITDA covenants is determined on a rolling-four-quarter basis. For the fiscal year ended November 29, 1997, actual EBITDA was $65.4 million and the ratio of debt to EBITDA was 6.6 to 1. The measurements for those covenants, over the term of the Exit Financing Agreement, are as follows:

                                                      Minimum Cash Flow          Maximum Debt to
                           Fiscal Quarter  Ending         (EBITDA)                   EBITDA
                           ----------------------     -----------------          ---------------

                           February 1998                 49,000,000                11.9 to 1
                           May 1998                      39,400,000                15.0 to 1
                           August 1998                   45,000,000                11.9 to 1
                           November 1998                 59,300,000                 7.2 to 1
                           February 1999                 62,400,000                 7.3 to 1
                           May 1999                      66,500,000                 6.9 to 1
                           August 1999                   70,600,000                 6.1 to 1
                           November 1999                 74,500,000                 5.6 to 1
                           February 2000                 78,800,000                 5.6 to 1
                           May 2000                      87,000,000                 4.9 to 1
                           August 2000                   95,700,000                 4.2 to 1
                           November 2000                101,000,000                 3.7 to 1
                           February 2001                103,000,000                 4.0 to 1
                           May 2001                     106,200,000                 3.9 to 1
                           August 2001                  109,100,000                 3.6 to 1
                           November 2001                113,400,000                 3.3 to 1
                           February 2002                113,700,000                 3.7 to 1
                           May 2002                     113,100,000                 3.7 to 1
                           August 2002                  115,800,000                 3.4 to 1

Also described at Note A, the Company's mortgage loan and interest thereon accrued through December 2, 1997, secured by certain real estate, was retired on the Effective Date and replaced with a new mortgage loan secured by the same real estate. This real estate had a net book value of approximately $227.3 million at November 29, 1997. The new mortgage loan bears interest at LIBOR plus 4% per annum and interest is paid monthly. Annual principal payments of $4 million are required beginning December 2, 1998, with final maturity on December 2, 2004. Prepayments are required when collateral is sold and such prepayments are applied as a credit toward the scheduled annual payment. On December 22, 1995, the Company made a $16.5 million prepayment on the previous mortgage loan in connection with the sale of a distribution center described at Note L.

The early extinguishment of the Amended Credit Agreement and the old mortgage loan, both described above, resulted in an extraordinary charge of approximately $5.0 million, net of tax, in the accompanying 1997 statement of operations.

On the Effective Date, in settlement of the secured portion of the claims arising from a lease agreement involving five store facilities, described at
Note I, the Company issued a note for $16 million. This note bears interest at LIBOR plus 3-1/2% per annum, is secured by three of the formerly leased store facilities having a net book value of approximately $13.7 million at November 29, 1997, and matures on June 2, 2002. The note contains prepayment provisions that allow the Company to prepay the note by certain dates at various discounts. At the Effective Date the Company obtained a commitment from the mortgage lender to borrow an additional

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


$13 million under the mortgage loan described above, and the Company intends to prepay this note in full. Although this transaction has not been completed, it is expected to be consummated in the first half of fiscal 1998.

On April 20, 1993, the Company issued senior subordinated notes. These notes were unsecured obligations, subordinated to substantially all indebtedness of the Company. As described at Note A, on the Effective Date, these notes were terminated and canceled and holders of these notes received treatment under the Plan as unsecured creditors.

To reduce the impact of changes in interest rates with regard to the Amended Credit Agreement, during 1995 the Company entered into an interest rate cap with an affiliate of an investment banking firm, limiting to 8% LIBOR the interest rates on $100 million of its floating rate debt through January 20, 1998. Under the agreement, semiannual payments, if any, would be received, although no amounts were received by the Company during fiscal years 1996 or 1997.

The Company defeased certain industrial revenue bonds during fiscal 1988 by placing government securities in an irrevocable trust. Such industrial revenue bond debt is considered to be extinguished and does not appear as a liability in the accompanying balance sheets. Bonds in the amount of $6.0 million are outstanding as of November 29, 1997.

Scheduled maturities of long-term debt, including sinking fund requirements, are:


In thousands               1998              $      9,354
                           1999                    11,433
                           2000                    11,451
                           2001                    10,613
                           2002                   309,340
                           Thereafter              81,194
                                             ------------
                                             $    433,385
                                             ============


Note E--Stockholders' Equity

As discussed at Note A, the Company canceled existing shares of Old Preferred Stock and Old Common Stock and issued approximately 20,000,000 shares of New Common Stock on or about the Effective Date. The Company has the authority to issue 50,000,000 shares of New Common Stock, $.01 par value. Each outstanding share of New Common Stock is entitled to one vote on each matter on which stockholders are entitled to vote.

All classes of Old Common Stock were substantially identical except for voting rights. Shares of Non-Voting Class A Common Stock were convertible at the option of the holder, subject to certain restrictions, into a like number of shares of Voting Common Stock. During fiscal 1997, 2,250,000 outstanding shares of Non-Voting Class A Common Stock were converted into a like number of shares of Voting Common Stock under this right of conversion. As described at Note A, holders of Old Common Stock received approximately 2% of the shares of New Common Stock issued under the Plan.

The Old Preferred Stock was 100% owned by Masco Capital Corporation, an affiliate of one of the Company's suppliers. As described at Note A, holders of Old Preferred Stock received approximately 3% of the shares of New Common Stock issued under the Plan. The terms of the Old Preferred Stock provided for dividends at an annual rate of 8% until 2008 (at which time the rate increased) on a cumulative basis, whether or not declared. At November 30, 1996, cumulative undeclared dividends on the Preferred Stock were $38.0 million ($93.50 per share). Each share of Preferred Stock was generally entitled to 5.9994 votes on all matters on which holders of Common Stock were entitled to vote.

For the benefit of non-employee directors, the Company had adopted a deferred compensation plan (the "Director Deferred Comp Plan") and an option plan (the "Director Option Plan"). The Director Deferred Comp Plan was terminated effective as of the Petition Date and options outstanding and unexercised under the Director Option Plan were canceled on the Effective Date.

In order to attract and retain outstanding individuals in certain key positions, the Company had established the Payless Cashways 1992 Incentive Stock Program (the "Stock Program") and the 1988 Payless Cashways, Inc. Employee Stock Plan (the "Stock Plan"). Options outstanding and unexercised under both the Stock Program and the Stock Plan were canceled on the Effective Date. Approximately 40,000 shares of Restricted Stock outstanding and unvested under the Stock Program vested on the Effective Date.

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


Note F-Income Taxes

Income taxes for the year ended November 29, 1997, were allocated to loss before extraordinary items, and to extraordinary items related to the discharge of debt pursuant to the consummation of the Plan and for the early extinguishment of debt; see Note D. The income tax benefit allocated to the loss before extraordinary items was $90.4 million; the income tax expense allocated to the extraordinary items was $91.8 million. Included in the income tax benefit allocated to the loss before extraordinary items are income tax benefits of $43.5 million resulting from the fresh-start revaluation; see Note B. The income tax expense allocated to the extraordinary items of $91.8 million was comprised of $2.5 million current tax benefit related to the early extinguishment of debt and $94.3 million tax expense related to the discharge of debt which resulted in deferred tax balance changes from the write-down of the tax basis of fixed assets in accordance with the Internal Revenue Code of 1986, as amended. At November 29, 1997, the Company has state income tax net operating loss carryforwards totaling $11.4 million available over varying periods from 5 to 15 years; net operating loss carryforwards for federal income tax purposes totaling $6.1 million expiring in 15 years; and tax credit carryforwards for federal income tax purposes totaling $13.0 million available over an indefinite period.

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

Income tax expense (benefit) attributable to the income (loss) before equity in loss of joint venture and extraordinary item consisted of the following:

In thousands
                                                      1997                    1996                 1995
                                                    -------------------------------------------------------
Currently payable (receivable)
     Federal                                        $ (17,169)            $  (18,901)           $   14,915
     State                                             (1,000)                   469                 2,500
                                                    -------------------------------------------------------
                                                      (18,169)               (18,432)               17,415

Deferred
     Federal                                        $ (63,129)            $  (11,534)           $  (20,986)
     State                                             (9,108)                  (736)               (1,340)
                                                    -------------------------------------------------------
                                                      (72,237)               (12,270)              (22,326)
                                                    -------------------------------------------------------
                                                    $ (90,406)            $  (30,702)           $   (4,911)
                                                    =======================================================

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


The differences between actual income tax expense and the amount computed by applying the statutory federal income tax rate to the income (loss) before income taxes, equity in loss of joint venture and extraordinary item were as follows:

                                                    1997                   1996                  1995
                                                 -------------------------------------------------------
Federal statutory rate                            (35.0)%                (35.0)%               (35.0)%
State income taxes,
     net of federal tax benefit                    (2.0)                  (1.5)                 (1.5)
Amortization and write-off of goodwill             20.1                   22.7                  32.9
Benefit from new law and tax settlements           (1.8)                 (47.6)                   --
Permanent tax differences                            .7                     .4                   (.1)
Difference between statutory and
     carry-back tax rates                            .3                     --                    --
Tax credits                                          --                    (.7)                  (.3)
                                                 -------------------------------------------------------
                                                  (17.7)%                (61.7)%                (4.0)%
                                                 =======================================================


The tax effects of temporary differences and tax credits that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

In thousands                                                                           1997                       1996
                                                                                    -------------------------------------
Deferred tax assets:
     Tax credit and net operating loss carry-forwards                               $   23,000                $    1,127
     Insurance reserves                                                                 10,322                    13,026
     Retirement, deferred compensation, restricted stock
       and stock option plans                                                            8,651                     6,101
     Post-retirement benefits                                                            6,656                     5,706
     Vacation reserves                                                                   3,968                     4,981
     Reserves for bad debts                                                              2,800                     3,056
     Lease liability                                                                     2,615                     7,159
     Other                                                                               8,971                     6,582
                                                                                    -------------------------------------

                                           Total deferred tax assets                    66,983                    47,738
                                           Less valuation allowance                         --                        --
                                                                                    -------------------------------------
                                           Net deferred tax assets                      66,983                    47,738
                                                                                    -------------------------------------

Deferred tax liabilities:
     Land, buildings and equipment                                                     (90,835)                  (54,763)
     Inventory basis difference                                                        (19,441)                  (11,221)
     Other                                                                              (6,830)                   (9,738)
                                                                                    -------------------------------------
                                           Total deferred tax liabilities             (117,106)                  (75,722)
                                                                                    -------------------------------------
                                           Net deferred tax liability               $  (50,123)               $  (27,984)
                                                                                    =====================================


Note G--Pension Plans

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

Effective July 21, 1997, the Company terminated a supplemental pension plan covering certain of its officers. The plan was an unfunded, non-contributory defined benefit pension plan. Benefits under the plan were based on years of service, age and the

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


employees' average compensation. The supplemental pension plan was terminated as part of the Plan of Reorganization. Net pension costs for the supplemental pension plan were $0.9 million in 1997 and $1.3 million in each of 1996 and 1995.

Net pension cost, excluding the terminated supplemental pension plan, was comprised of the following components:

In thousands                                                                    1997              1996              1995
                                                                           ------------------------------------------------
Service cost - benefits earned during the period                           $      4,280       $      4,548      $     4,098
Interest cost on projected benefit obligation                                     4,256              3,983            3,421
Actual return on plan assets                                                     (7,042)            (8,167)          (6,741)
Net amortization and deferral                                                     2,932              5,074            4,334
                                                                           ------------------------------------------------
Net periodic pension cost                                                  $      4,426       $      5,438      $     5,112
                                                                           ================================================

A curtailment gain of $0.2 million was recorded in the year ended November 29, 1997. This gain was recorded as a result of the closing of 29 stores and is included in special charges in the accompanying 1997 statements of operations; see Note L. The Company wrote off $15.9 million of unrecognized prior service cost and unrecognized net loss from past experience different from that assumed as part of the fresh-start revaluation in the accompanying 1997 statement of operations; see Note B.

Significant assumptions used in accounting for defined benefit plans were as follows:

                                                                                1997              1996              1995
                                                                           ---------------------------------------------

Weighted average discount rate                                                  7.0%              7.5%              7.5%
Rate of increase in future compensation levels                                  6.0%              5.0%              5.0%
Expected long-term rate of return on plan assets                                8.5%              8.5%              8.5%


The following table sets forth the plans' funded status and amounts recognized in the balance sheets:

In thousands                                                        1997                       1996
                                                                -------------------------------------------
                                                                                               Supplemental
                                                                   Pension            Pension     Pension
                                                                    Plan               Plan        Plan
                                                                -------------------------------------------
Actuarial present value of benefit obligations:
    Accumulated benefit obligation
       Vested                                                   $   57,065           $  41,707    $  6,262
       Non-vested                                                    5,371               4,403       1,505
                                                                -------------------------------------------
       Total                                                        62,436              46,110       7,767
    Increase in benefits due to estimated
       future compensation increases                                14,257              10,988       1,989
                                                                -------------------------------------------
    Projected benefit obligation
       for service rendered to date                                 76,693              57,098       9,756
    Plan assets at fair value, primarily publicly traded
       stocks and U.S. Government obligations                       54,260              48,993          --
                                                                -------------------------------------------

    Projected benefit obligation
       in excess of plan assets                                     22,433               8,105       9,756
    Unrecognized net loss from past
       experience different from that assumed                           --              (1,118)     (1,591)
    Unrecognized prior service cost                                     --              (1,237)       (785)
                                                                -------------------------------------------
    Accrued pension cost included
       in other accrued expenses                                $   22,433           $   5,750    $  7,380
                                                                ===========================================

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


At November 29, 1997, an additional minimum liability of $1.6 million was recorded to reflect the excess of the unfunded accumulated benefit obligation over accrued pension costs. This amount, along with a corresponding asset of $0.3 million and a charge to additional paid-in-capital of $1.3 million were eliminated in applying fresh-start reporting; see Note B.

In addition, the Company has sponsored several defined contribution plans. Under the Payless Cashways, Inc. Employee Savings Plan, which covers substantially all employees, the Company contributed an amount equal to a percentage of the amount contributed by employees into the plan. In fiscal year 1994, the employees of Somerville Lumber and Supply Co., Inc. were covered by a profit sharing plan for which contributions were made at the discretion of the Somerville Board of Directors and approval of the Company's Compensation Committee. On October 23, 1995, the profit sharing plan was merged into the Payless Cashways, Inc. Employee Savings Plan. The aggregate contributions to all defined contribution plans were $2.8 million, $3.1 million, and $2.9 million in 1997, 1996, and 1995, respectively.


Note H--Post-Retirement Benefit Plans

The Company has certain unfunded post-retirement defined benefit plans that provide health and life insurance benefits for retirees and eligible dependents. The health plan is contributory and contains cost-sharing features such as deductibles and coinsurance.

In fiscal 1997, 1996, and 1995, the health-care cost trend rate was assumed to decrease gradually to 5.9% by the year 2001 and remain at that level thereafter. The effect of a 1.0% annual increase in these assumed health-care cost trend rates would increase the November 29, 1997, accumulated post-retirement benefit obligation by $879,000 and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the fiscal year ended November 29, 1997, by $46,000.

Net post-retirement benefit cost included the following components:

In thousands                                                                    1997               1996              1995
                                                                           -----------------------------------------------

         Service cost - benefits earned during the period                  $     636           $      642         $  1,098
         Interest cost on accumulated post-retirement
           benefit obligation                                                  1,019                1,084            1,309
         Amortization of prior service cost                                       37                   47               47
         Amortization of unrecognized (gain) loss                                (99)                  --               93
                                                                           -----------------------------------------------
         Net periodic post-retirement benefit cost                         $   1,593           $    1,773         $  2,547
                                                                           ===============================================

A curtailment gain of $37,000 was recorded in the year ended November 29, 1997. This gain was recorded as a result of the closing of 29 stores and is included in special charges in the accompanying 1997 statements of operations; see Note
L. The Company recognized a net $531,000 gain related to the write-off of unrecognized prior service cost and unrecognized net gain from past experience different from that assumed as part of the fresh-start revaluation in the accompanying 1997 statement of operations; see Note B.

The following table sets forth the plans' funded status and amounts recognized in the balance sheets:

In thousands                                                                    1997               1996              1995
                                                                           ------------------------------------------------
         Accumulated post-retirement benefit obligation:
           Retirees and beneficiaries                                      $    9,860          $    8,111         $ 12,144
           Fully eligible active plan participants                              2,219               1,965              781
           Other active plan participants                                       4,610               3,893            3,939
                                                                           ------------------------------------------------
                  Total                                                        16,689              13,969           16,864
         Plan assets at fair value                                                 --                  --               --
                                                                           ------------------------------------------------
         Accumulated post-retirement benefit obligation in excess of
           plan assets                                                         16,689              13,969           16,864
         Unrecognized net gain (loss) from past experience different from
           that assumed                                                            --               3,197             (749)
         Unrecognized prior service cost                                           --                (838)            (885)
                                                                           ------------------------------------------------
         Accrued post-retirement benefit cost included in other
           non-current liabilities                                         $   16,689          $   16,328         $ 15,230
                                                                           ================================================

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


Significant assumptions used in accounting for post-retirement benefit plans were as follows:

                                                                                1997               1996              1995
                                                                           ------------------------------------------------
           Weighted average discount rate                                        7.0%               7.5%              7.5%
           Rate of increase in future compensation levels                        6.0%               5.0%              5.0%
           Health-care cost trend rate                                           7.1%               7.6%              8.1%

Note I--Leases

The Company  leases  certain stores and other  facilities  under  non-cancelable operating leases. Aggregate minimum future rentals under non-cancelable operating leases for the next five years are: 1998 -- $20,867,000; 1999 -- $20,065,000; 2000 -- $18,422,000; 2001 -- $16,354,000; 2002 -- $12,769,000;
thereafter -- $19,797,000. Rental expense under operating leases was $29.3 million, $30.6 million and $27.2 million for 1997, 1996, and 1995,respectively.

During 1995, the Company entered into an agreement providing for the operating lease of five stores, including a new store that opened in 1997. Under the Plan of Reorganization, the Company acquired three of the stores and issued a note payable to the lessor as described at Note D.

Rental payments under this lease varied with the level of interest rates. To reduce the impact of changes in the interest rates related to this lease, the Company during 1995 entered into an interest rate swap agreement under which it pays a 6-9/16% fixed rate of interest quarterly through December 1, 1999, in exchange for quarterly receipt of LIBOR on $36 million. The Company's liability with respect to the remaining term of this interest rate swap agreement, estimated to be $0.7 million at November 29, 1997, was accrued in fresh-start accounting.

Note J--Reorganization Items

In connection with its Chapter 11 filing on July 21, 1997, discussed at Note A, reorganization items of $25.5 million are reflected in the 1997 statement of operations. Reorganization items for this period consisted of professional fees and case administrative expenses of $17.6 million, the write-off of deferred financing costs of $2.5 million, retention bonuses of $5.7 million, and interest income of $0.3 million.

Note K--Asset Impairment Charges

The Company recorded an asset impairment charge of $60.5 million ($43.9 million after tax) and $59.7 million ($44.6 million after tax) in the third quarters of 1997 and 1996, respectively. The asset impairment charges were recorded after considering current and expected future operating cash flows for certain stores together with the proceeds the Company could expect to receive upon the sale of these assets.

The Company adopted Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," in 1996. Primarily because the environment for building materials retailing has continued to be increasingly competitive, the Company first conducted its review in the third quarter of 1996 and determined certain assets were impaired. In the third quarter of 1997, the Company again conducted a review of underperforming stores and determined that certain additional assets were impaired, including assets related to twenty-nine stores which the Company determined to close (see Note L). These assets included certain real estate, including future store lease obligations, and associated goodwill which is attributable to those assets and which was established in 1988 as part of the Company's leveraged buyout.

In 1997 as a result of the impairment charge, certain real estate carrying values were reduced $28.8 million, goodwill was reduced $18.7 million and a $13.0 million liability for future store lease payments was recorded. In 1996 as a result of the impairment charge, goodwill was reduced $22.4 million, certain real estate carrying values were reduced $25.7 million and a $11.6 million liability for future store lease payments, net of $6.0 million in amounts the Company estimated to be recoverable, was recorded.

The Company will continue to review assets for impairment, particularly given the ongoing competitive environment for building materials retailing.

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


Note L--Special Charges

A special charge of $13.1 million ($8.1 million after tax), primarily a cash charge, was recorded in the third quarter of fiscal 1997 in connection with the closing of 29 stores as part of the Company's reorganization under Chapter 11. All 29 stores were closed prior to November 29, 1997. In addition, the Company recorded an inventory write-down of $10.7 million ($6.6 million after tax), included in cost of merchandise sold, in connection with the store closings.

The fiscal 1997 special charge includes:

                                                        Amount            Amount            Reclass From
                                                        Charged       Utilized Through       1995 & 1996     Reserve at
       In millions                                       1997          Nov. 29, 1997           Reserve       Nov. 29, 1997
                                                    ----------------------------------------------------------------------
       Real estate disposal costs                    $       6.8         $      4.1          $     3.4         $      6.1
       Severance costs                                       6.3                5.5                  --                .8
                                                    ---------------------------------------------------------------------
                                                     $      13.1         $      9.6          $     3.4         $      6.9
                                                    =====================================================================

Historical financial data for the closing of the 29 stores is as follows for the for the fiscal years presented:

       In thousands                                      1997                      1996                      1995
                                                    ----------------------------------------------------------------
       Net sales                                    $  209,898                $   328,541               $   319,354
       Net operating income (loss)                  $   (9,153)               $     5,990               $     8,990

A special charge of $8.2 million ($5.0 million after tax), primarily a cash charge, was recorded in the third quarter of fiscal 1996 in connection with the closing of nine underperforming stores. Eight of the nine stores were closed at November 30, 1996, and the remaining store was closed in fiscal 1997. The Company also recorded an inventory write-down of $5.8 million ($3.5 million after tax), included in cost of merchandise sold, in connection with the store closings.

The fiscal 1996 special charge includes:

                                                                                              Discharge of
                                       Amount           Amount               Reclass          Indebtedness
                                       Charged     Utilized Through       1996 Reserve       in Fresh-Start      Reserve at
       In millions                      1996         Nov. 29, 1997       to 1997 Reserve       Accounting     Nov. 29, 1997
                                    ---------------------------------------------------------------------------------------
       Future store rentals           $     3.7      $       1.3          $         --          $      (2.4)      $      --
       Real estate disposal costs           4.5              3.3                  (1.2)                --                --
                                    ---------------------------------------------------------------------------------------
                                      $     8.2      $       4.6          $       (1.2)         $      (2.4)      $      --
                                    =======================================================================================


Historical financial data for the closing of the nine stores is as follows for the fiscal years presented:

       In thousands                                      1996                      1995
                                                    --------------------------------------
       Net sales                                    $   63,088                $    70,284
       Net operating income (loss)                  $   (7,636)               $    (1,720)

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

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS (cont'd.)


The fiscal 1995 special charge includes:

                                                         Amount         Amount                          Reclass
                                                         Charged   Utilized Through    Changes In    1995 Reserve       Reserve at
       In millions                                        1995       Nov. 29, 1997      Estimate    to 1997 Reserve    Nov. 29, 1997
                                                    --------------------------------------------------------------------------------
       Write-off of allocable cost in excess of
          assets acquired (goodwill)                $      101.5      $    101.5       $      --     $       --        $      --
       Real estate write-down and disposal costs            31.2            31.8             1.9           (1.3)              --
       Inventory liquidation and store closing costs        15.3            13.7            (1.6)            --               --
       Severance and other employment costs                  3.9             3.6             (.3)            --               --
       Other                                                 1.8              .9              --            (.9)              --
                                                    ----------------------------------------------------------------------------
                                                    $      153.7      $    151.5       $      --     $     (2.2)       $      --
                                                    ============================================================================

Historical  financial  data for the six closed  stores is as follows  for fiscal
1995:

       In thousands

       Net sales                $    61,969
       Net operating loss       $    (4,023)



Note M--Litigation

The Company is a defendant in a lawsuit brought in connection with a reduction in force pursuant to a January 1994 restructuring. The suit asserted a variety of claims including federal and state securities fraud claims, alleged violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), federal and state claims of age discrimination, alleged violations of the Employment Retirement Income Security Act of 1974, and various state law claims including, but not limited to, fraudulent misrepresentation allegations. A ruling has been entered on the Company's motion to dismiss the majority of pending claims, substantially narrowing plaintiff's legal claims by dismissing some age discrimination counts, all federal securities counts and RICO counts except one each, and all state law counts related to an alleged partnership. The plaintiff's motion for class certification has been denied on all claims except the age discrimination claims. The court has recently granted the plaintiff's motion for class certification of certain age discrimination claims. As a result of this ruling, approximately 20 additional individuals may choose to participate in the age claims asserted in this suit. Each of the parties has conducted discovery pursuant to the court's scheduling order and discovery plan. The lawsuit was formally stayed pursuant to the automatic stay issued by the Bankruptcy Court following the voluntary Chapter 11 reorganization filing on July 21, 1997. During the Chapter 11 reorganization, plaintiffs timely filed proofs of claim, including a purported claim on behalf of the potential Age Discrimination in Employment Act opt-in class, for an aggregate of $37 million. The case has been returned to the United States District Court for the Southern District of Iowa for resolution. Any recovery for the plaintiffs against the Company would be treated as a general unsecured claim entitling the plaintiffs to their pro rata share of 8,269,329 shares of New Common Stock reserved for such claims.

The Company denies any and all claimed liability and is vigorously defending this litigation, but is unable to estimate a potential range of monetary exposure, if any, to the Company or to predict the likely outcome of this matter.

Payless Cashways, Inc.

INDEPENDENT AUDITORS' REPORT


The Board of Directors
Payless Cashways, Inc.:

We have audited the accompanying balance sheets of Payless Cashways, Inc. as of November 29, 1997, and November 30, 1996, and the related statements of operations, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended November 29, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payless Cashways, Inc. as of November 29, 1997 and November 30, 1996, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended November 29, 1997 in conformity with generally accepted accounting principles.

As discussed in Note A to the financial statements, the November 29, 1997 balance sheet reflects the application of fresh-start reporting as of that date and, therefore, is not comparable in all respects to the balance sheets of the Company prior to November 29, 1997. As discussed in Note H to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in fiscal 1996.




/S/ KPMG Peat Marwick LLP

Kansas City, Missouri
January 19, 1998

Payless Cashways, Inc.

FIVE-YEAR FINANCIAL SUMMARY

                                            Reorganized |
In thousands, except per share                Company   |                              Predecessor Company
                                            ----------- | ------------------------------------------------------------------------
amounts, percentages and ratios                1997     |     1997          1996            1995           1994             1993
----------------------------------------------------------------------------------------------------------------------------------
Net sales and other income (a)                     N/A  | $ 2,290,215    $2,650,905    $ 2,685,670     $ 2,733,182     $ 2,605,978
Cost of merchandise sold                           N/A  |   1,676,658     1,906,734      1,912,620       1,918,674       1,824,663
Selling, general and administrative                N/A  |     558,817       615,466        619,589         594,024         570,016
Reorganization items (b)                           N/A  |      25,455            --             --              --              --
Fresh-start revaluation (b)                        N/A  |     355,559            --             --              --              --
Special charges (c)                                N/A  |      13,056         8,184        153,667              --           4,000
Asset impairment charges (d)                       N/A  |      60,483        59,967             --              --              --
Depreciation and amortization                      N/A  |      51,110        55,016         60,356          58,692          56,213
Interest expense                                   N/A  |      61,251        60,488         61,067          65,571         125,247
Interest income (e)                                N/A  |          --         4,900             --              --              --
                                         -----------------------------------------------------------------------------------------
Income (loss) before income taxes                  N/A  |    (512,174)      (49,780)      (121,629)         96,221          25,839
Federal and state income taxes (e)                 N/A  |     (90,406)      (30,702)        (4,911)         41,808          16,170
                                         -----------------------------------------------------------------------------------------
Income (loss) before equity in loss of                  |
   joint venture and extraordinary item            N/A  |    (421,768)      (19,078)      (116,718)         54,413           9,669
Equity in loss of joint venture (f)                N/A  |          --            --        (11,831)         (2,281)             --
Extraordinary item (g)                             N/A  |     133,176            --             --          (7,243)       (45,828)
                                         -----------------------------------------------------------------------------------------
Net income (loss)                                  N/A  | $  (288,592)   $  (19,078)   $  (128,549)    $    44,889     $  (36,159)
                                         =========================================================================================
                                                        |
Current ratio                                      2.15 |         N/A           1.41           1.29           1.45            1.25
Working capital                          $     258,405  |         N/A    $  131,004    $    98,400     $   139,128     $    85,142
Total assets                             $     911,341  |         N/A    $1,293,118    $ 1,344,436     $ 1,495,882     $ 1,458,481
Long-term debt                           $     424,031  |         N/A    $  618,667    $   608,627     $   654,131     $   640,127
Stockholders' equity                     $     183,800  |         N/A    $  289,731    $   308,163     $   435,865     $   387,311
Capital expenditures                               N/A  | $    62,940    $   41,670    $    67,281     $    81,906     $    49,982
Income from operations before                           |
   depreciation and amortization (h)               N/A  | $    65,433    $  134,552    $   153,461     $   220,484     $   211,299

(a) Net sales and other income include gains of $2.3 million in 1996 related to settlements of 1995 fire losses and gains of $5.9 million in 1994 related to settlements of 1993 flood losses.

(b) In connection with its Chapter 11 filing on July 21, 1997, discussed at Note A, the Company recorded reorganization items in 1997. The Company also adopted fresh-start accounting, discussed at Note B, as of November 29, 1997, as a result of its emergence from bankruptcy under its plan of reorganization effective date, December 2, 1997.

(c) Special charges for 1997 and 1996 consisted of costs associated with the closing of 29 stores and nine stores, respectively. Special charges for 1995 consisted of restructure costs associated with the closing of six stores, the sale of a distribution center and the reorientation of several stores to concentrate on the professional customer. Special charges for 1993 consisted of costs associated with the elimination of a layer from the Company's field management organization.

(d) Asset impairment charges for 1997 and 1996 consist of a reduction of goodwill and certain real estate carrying values, net of amounts estimated to be recoverable, and the recording of a liabilities for future store lease payments. The Company adopted of SFAS 121 in 1996.

(e) During 1996, the Company recorded a federal income tax benefit of $23.7 million and related interest income of $4.9 million pursuant to legislation and a settlement with the Internal Revenue Service.

(f) During 1995, the Company recorded an $8.0 million loss on the sale of its Mexican joint venture investment.

(g) During 1997, the Company recorded a $5.0 million charge, after tax, related to the early extinguishment of debt and a $138.2 million extraordinary gain, after tax, related to debts discharged in its Chapter 11 reorganization. During 1993 and 1994, the extraordinary items also represent losses on early extinguishment of debt.

(h) Income from operations before depreciation and amortization is utilized by the Company as a measure for managing cash flow in its day-to-day operations. The amounts are before the reorganization items, fresh-start revaluation, special charges and asset impairment charges. Inventory write-downs in 1997 and 1996 of $10.7 million and $5.8 million, respectively, related to the closing of 29 and nine underperforming stores, respectively, are also excluded.

Payless Cashways, Inc.

FIVE-YEAR OPERATIONAL SUMMARY

Average sales per facility, number                                             Predecessor Company
of customers, gross square feet and             --------------------------------------------------------------------------------
retail square feet are in thousands                 1997           1996 (a)         1995 (b)            1994             1993
--------------------------------------------------------------------------------------------------------------------------------
Number of retail facilities                            164              192               206              202               196
Average same-store sales per facility           $   12,600       $   13,107        $   13,114       $   13,716        $   13,284
Number of customers                                 50,743           56,736            59,685           60,812            60,678
Average sales per customer                      $    45.04       $    45.81        $    44.91       $    44.77        $    42.87
Number of employees                                 12,782           16,664            18,122           18,406            18,093
Average sales per employee                      $  162,099       $  152,228        $  147,894       $  147,778        $  143,757
Gross square feet (total)                           15,550           17,578            19,453           18,730            18,095
Retail square feet (inside)                          5,334            6,209             6,740            6,468             6,200
Sales per retail square foot                    $   388.44       $   408.56        $   397.65       $   420.53        $   419.52
Percent increase (decrease) in same-
  store sales                                       (6.6)%           (2.5)%            (4.5)%             3.3%              4.1%

 (a) Fiscal 1996 was a 53-week year. All 1996 data has been computed on a 52-week basis. (b) Includes six retail stores closed in December 1995.

--------------------------------------------------------------------------------

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


/S/ Donald E. Roller                           /S/ Richard G. Luse

Donald E. Roller                               Richard G. Luse
Acting Chief Executive Officer                 Senior Vice President-Finance
                                                and Chief Financial Officer

Payless Cashways, Inc.

Board of Directors

Peter G. Danis +
Non-executive Chairman of the Board
Payless Cashways, Inc.
Chief Executive Officer
Boise Cascade Office Products Corporation

Donald E. Roller #
Acting Chief Executive Officer
Payless Cashways, Inc.

David M. Chamberlain * +
Chairman
Genesco, Inc.

Harold D. Cleberg * @
President and Chief Executive Officer
Farmland Industries, Inc.

David G. Gundling + #
President and Chief Executive Officer
Hagemeyer Foods N.A., Inc.

Max D. Hopper @ #
Principal
Max D. Hopper Associates, Inc.

Peter M. Wood * @
Former Managing Director
J. P. Morgan & Co., Incorporated


*    Member of Audit Committee
+    Member of Compensation Committee
@    Member of Corporate Governance and
         Nominating Committee
#    Member of Finance Committee




Officers

Donald E. Roller
Acting Chief Executive Officer
Payless Cashways, Inc.

Stanley K. Boyd
Senior Vice President - Store Operations

Robert S. Islinger
Senior Vice President - Marketing and Merchandising

Richard G. Luse
Senior Vice President - Finance and
Chief Financial Officer

Donald R. Bowman
Regional Vice President

Kenneth G. Frank, Jr.
Regional Vice President

David J. Krumbholz
Regional Vice President

David L. Wenman
Regional Vice President

Kelly R. Abney
Vice President - Distribution and Transportation

Louise R. Iennaccaro
Vice President - Human Resources

Ronald D. Long
Vice President - Merchandising/Building Materials

John W. Zalonis
Vice President - Merchandising/Finishing Products

Payless Cashways, Inc.

1997 STORE LOCATIONS


ARIZONA
PHOENIX 5, TUCSON 3

CALIFORNIA
BAKERSFIELD 2, FRESNO 2,
MODESTO 1, REDDING 1,
SACRAMENTO 6, VISALIA 1

COLORADO
BOULDER 1,
COLORADO SPRINGS 3,
DENVER 13, GREELEY 1

ILLINOIS
QUINCY 1, SILVIS 1,
SPRINGFIELD 1

INDIANA
ANDERSON 1, BLOOMINGTON 1,
CLARKSVILLE 1, INDIANAPOLIS 5,
KOKOMO 1, LAFAYETTE 1,
MUNCIE 1

IOWA
ALTOONA 1, CEDAR RAPIDS 1,
CORALVILLE 1, DAVENPORT 2,
DES MOINES 2, FORT DODGE 1,
SIOUX CITY 1, WATERLOO 1

KANSAS
ELWOOD 1, KANSAS CITY 5,
LAWRENCE 1, SALINA 1, TOPEKA 1, WICHITA 2

KENTUCKY
FLORENCE 1, LEXINGTON 1,
LOUISVILLE 3

LOUISIANA
BATON ROUGE 1

MINNESOTA
MINNEAPOLIS/ST. PAUL 8

MISSOURI
COLUMBIA 1, KANSAS CITY 5,
SPRINGFIELD 1,
ST. JOSEPH 1

MONTANA
BILLINGS 1

NEBRASKA
LINCOLN 2, OMAHA 3

NEVADA
LAS VEGAS 4,
RENO 1, SPARKS 1

NEW MEXICO
ALBUQUERQUE 1,
SANTA FE 1

OHIO
DAYTON 2, CINCINNATI 7,
FINDLAY 1, HUBER HEIGHTS 1,
LIMA 1, SPRINGFIELD 1

OKLAHOMA
NORMAN 1,
OKLAHOMA CITY 3, TULSA 2

OREGON
EUGENE 1, SALEM 1

TENNESSEE
MEMPHIS 3

TEXAS
ABILENE 1, AMARILLO 1, AUSTIN 3, COLLEGE STATION 1, CONROE 1, DALLAS/FT. WORTH 16, LONGVIEW 1, LUBBOCK 2, SHERMAN 1, TEXARKANA 1, TYLER 1, WACO 1








1997 DISTRIBUTION CENTERS

CHANDLER, ARIZONA

SACRAMENTO, CALIFORNIA

DENVER, COLORADO

INDIANAPOLIS, INDIANA

KANSAS CITY, MISSOURI

SEDALIA, MISSOURI

LAKE DALLAS, TEXAS

Payless Cashways, Inc.

STOCKHOLDER INFORMATION


As of the July 21, 1997, the Chapter 11 filing date, Payless Cashways Old Common Stock ceased trading on the New York Stock Exchange (ticker symbol PCS), was subsequently delisted and began trading over-the-counter (ticker symbol PYLSQ). On December 2, 1997, the Effective Date for the Company's Plan of Reorganization, the Company canceled Old Common Stock and Old Preferred Stock and began issuing shares of New Common Stock (ticker symbol PCSH) which is trading on the over-the-counter bulletin board. Therefore, the required information presented below with respect to the Old Common Stock for fiscal 1997 and 1996 is not meaningful and has not been converted to the current trading price of the New Common Stock. The number of registered holders of the Company's Old Common Stock at November 29, 1997, was 1,797. No cash dividends have been declared on either Old or New Common Stock since 1988. Certain of the Company's debt instruments contain restrictions on the declaration and payment of dividends on, or the making of any distribution to the holders of, or the acquisition of, any shares of Common Stock.

                                                                    1997                      1996
                 --------------------------------------- -------------------------- ------------------------
                   Price range of Old Common Stock            High          Low         High         Low
                 --------------------------------------- ------------- ------------ ------------ -----------
                        First quarter                        2.500         1.125        4.750       3.625

                        Second quarter                       2.125         1.375        5.125       3.750

                        Third quarter                        1.750         0.130        5.000       1.375

                        Fourth quarter                       0.360         0.053        2.250       1.500






Copies of the Payless Cashways, Inc. Form 10-K for fiscal 1997, filed with the Securities and Exchange Commission, are available without charge. To obtain a copy, please write to:

                             Payless Cashways, Inc.
                               Investor Relations
                                 P.O. Box 419466
                           Kansas City, MO 64141-0466
                        (Web site: payless.cashways.com)


Annual Meeting - April 15, 1998, 10:00 a.m.         Independent Auditors
Two Pershing Square, 2300 Main Street               KPMG Peat Marwick LLP
Kansas City, MO  64108                              Kansas City, MO

Registrar and Transfer Agent                        Telephone Number of
UMB Bank, n.a.                                      Payless Cashways, Inc. is
Kansas City, MO                                     (816) 234-6000
(816) 860-7786