Form 10-K, Exhibit 13
period 1998-11-28
PAYLESS CASHWAYS INC
filed 1999-02-26
CIK 76744

"It is our mission at Payless Cashways, Inc. to be the building materials and home improvement supplier of first choice for the professional builder, remodel and repair contractor, institutional buyer, and project-oriented consumer. Our team will leverage our merchandising expertise and vendor partnerships to provide professional quality assortments and superior customer service while growing revenue, earnings and stockholder value."

Dear Stockholder:

As the Non-Executive Chairman of the new Board of Directors of Payless Cashways, Inc., I report to you on our first full year of operation. Payless emerged from protection under Chapter 11 of the United States Bankruptcy Code on December 2, 1997. A new Board of Directors of experienced, successful and enthusiastic individuals went to work on your behalf. Donald E. Roller, a member of the Board, agreed to serve as Acting Chief Executive Officer and a search began for a permanent President/Chief Executive Officer. Mr. Roller continued in that role through June 1998, making good progress as the Board and senior management worked to reduce expense, establish controls, and reexamine the strategy. We thank him for his excellent work.

Millard E. Barron joined the Company in June 1998 as the President and Chief Executive Officer of Payless Cashways, Inc. He is a person of remarkable capacity, both as a merchant and as a driving force behind the rebirth of the Company. With over thirty years of experience in retail with Hill's Department Stores, WAL-MART, and Hudson's Bay Company (Zeller's), he brings a wealth of knowledge, experience and well-honed customer-focus. His energy, enthusiasm, determination, and customer-focused/merchandise-driven approach is transforming the Company. Payless Cashways, an industry leader with a long and proud past, needed such a retail leader to drive its recovery toward financial health and prosperity. He has the confidence of the Board, and he is proving to be the right person for this critical role.

In addition to Millard Barron, Don Roller and me, the Board of Directors includes H. D. (Harry) Cleberg, President/Chief Executive Officer of Farmland Industries, Inc.; David G. Gundling, President/Chief Executive Officer of Hagemeyer Foods N.A., Inc.; Max D. Hopper, Principal of Max D. Hopper Associates, Inc.; and Peter M. Wood, Former Managing Director of J.P. Morgan & Co., Incorporated. David M. Chamberlain, Chairman of Genesco, Inc., made the decision to step down as a Director due to other obligations. His guidance was extraordinarily helpful in his tenure on the Board, and we thank him for serving. This is an exceptional group of successful business executives, each with an individual, proven record of accomplishment in his own professional career. They bring experience in the building materials industry, finance, marketing, technology and turnaround situations. They have met tirelessly during this past year, actively addressing the issues facing the Company.

As a Board, we understand that sustained growth in sales and earnings is the fundamental key to improving stockholder value. We believe that progress is being made as evidenced by the Company recording three quarters of net income in 1998. Millard Barron has undertaken the difficult tasks of reshaping his senior staff, addressing relationship issues with vendors, motivating associates, eliminating impaired assets where necessary, assigning accountabilities and creating a clear vision of future success for Payless as a premier supplier to the professional customer. We expect the Company to grow in 1999.

We thank you for your patience and support during this time of transition. The Board is engaged, committed to success, and resolute about improving outcomes for Payless Cashways and for you.

/s/ Peter G. Danis

Peter G. Danis
Non-Executive Chairman of the Board




Dear Stockholder:

When I joined Payless Cashways, Inc. in June of 1998, I was excited about the Company, the heritage, the people, the market niche position and the business opportunity. As I write to you, I am happy to report that I am even more excited now about our Company position and potential for the future.

During the second half of 1998, my primary focus has been in several key areas. They included:
     1)   Stabilizing the organization,
     2)   Turning the sales and earnings momentum,
     3)   Assembling an effective senior management team and structure, and
     4)   Communications, communications, communications.

We also developed and implemented a corporate mission statement and a cultural core values statement, both of which appear in this annual report. I have found the traditional and most basic ethics and practices of our Company to be very solid, grounded in integrity, honesty, and fairness. I believe we have in place the right kind of foundation upon which we can build a growing, profitable company in the future.

Stabilizing the organization has involved a myriad of activities ranging from gaining control of all company expenses, to reducing non-performing inventory and eliminating unproductive, impaired assets. I believe that positive earnings results in the last three quarters of the year demonstrate good progress in these areas and a very positive directional change. And, we also did, in fact, turn the sales momentum from a low point in the second quarter of a 13.2% same-store sales decrease to a 1.1% same-store sales decrease in the fourth quarter. Of course, we will never be happy with decreases and are committed to same-store sales increases for 1999. However, the trend is encouraging, particularly in sales with the Pro customer where we were up 9% in same-store sales for the fourth quarter.

I am also pleased to report that our Company is populated with wonderfully talented and dedicated people throughout the organization up to and including our Board of Directors. We have assembled a strong new senior management team, for the most part from within the Company, as only I and our new Vice President of Information Systems, Jim Deats, come from outside the Company. And, throughout the chain-of-leadership, we have restructured where appropriate to ensure that the Payless corporate pyramid has our customers and our store associates at the top and everybody else supporting and focusing on them.

Also, first, last, and always, I am committed to continuous, proactive, effective communications, both within our organization and with all other key constituencies. Our Company is going through an incredible amount of necessary internal change and, at the same time, we have many external relationships that we must repair, improve and leverage to our benefit in the future. We will continue to over-communicate as appropriate as we move the Company in our new direction. Our amazing associates, clearly our most important asset, require and deserve to be well trained and well informed. Our vendors, our lenders, and you, our stockholders, also have been very supportive and, again, require and deserve to be well informed. Our Company needs the positive leverage that effective communication can provide.

This past year represented a turn-around year for Payless Cashways. While we are only in the early stages of reinventing ourselves, the worst is behind us. We now have loyal associates and customers, increasing vendor support, and continued financial support from our lenders. Through an intense, thorough, ongoing, almost fanatical focus on our customers, we will continue to change and reorganize everything we do around the objectives we set. By moving to be a merchandising-driven, customer-focused company and raising all standards of execution, we will begin to grow market share again. Our strategy to be the premier supplier of goods and services to our Pro builder, remodeling, repair and property maintenance professionals is in place and already showing positive results. Our full-line, drive-through lumberyards, and "hardware store" showrooms are well positioned for the Pro and, at the same time, provide a unique, desirable, solution-oriented shopping experience for our many project-oriented do-it-yourself customers, who also happen to enjoy shopping where the Pro shops. Our extensive customer service expertise, combined with many value-added services, provide an attractive overall package to support our more than 800,000 customers who shop our stores in an average week.

As we look forward to 1999, we have allocated a capital expenditure budget of nearly $60 million to provide the tools and improvements necessary to fuel our growth. We are investing $7 million in technology to improve our inventory productivity and to provide timely, effective decision-support information for our merchants. We will use $14 million to purchase ten previously leased stores, and an additional $19 million is earmarked for investments that will improve our capabilities to service the Pro, including potential acquisitions of retail operations and/or manufacturing facilities, store remodels and new stores. The remainder will fund routine capital expenditures needed to maintain our stores and distribution centers.

I am delighted to have the opportunity to lead the new team at Payless Cashways. It is my commitment that our Company become profitable again and that we enhance stockholder value. In closing, to our associates, I say, thank you for all that you do for our customer. To our vendors, I say, come on in and let's grow profitably together. And, to our lenders and our stockholders, I say, thank you for your continued support. We will be successful.

/s/ Millard E. Barron

Millard E. Barron
President and Chief Executive Officer

      [Page 4 through 8 of the original document, which contained text and pictures, have been omitted from the EDGAR filing.]

Payless Cashways, Inc.

Board of Directors

Peter G. Danis +
Non-executive Chairman of the Board
Payless Cashways, Inc.
Former Chief Executive Officer
Boise Cascade Office Products Corporation

Millard E. Barron
President and Chief Executive Officer
Payless Cashways, Inc.

H. D. Cleberg * @
President and Chief Executive Officer
Farmland Industries, Inc.

David G. Gundling + #
President and Chief Executive Officer
Hagemeyer Foods N.A., Inc.

Max D. Hopper @ #
Principal
Max D. Hopper Associates, Inc.

Donald E. Roller + #
Former Executive Vice President
North American Gypsum USG Corporation

Peter M. Wood * @
Former Managing Director
J. P. Morgan & Co., Incorporated


*    Member of Audit Committee
+    Member of Compensation Committee
@    Member of Corporate Governance and
         Nominating Committee
#    Member of Finance Committee




Officers

Millard E. Barron
President and Chief Executive Officer
Payless Cashways, Inc.

Stanley K. Boyd
Senior Vice President - Store Operations

Richard G. Luse
Senior Vice President - Finance and
Chief Financial Officer

Kelly R. Abney
Vice President - Logistics, Replenishment and Facilities

James L. Deats
Vice President - Information Systems

Renae G. Gonner
Vice President - Marketing and Advertising

Shawn J. Hepinstall
Vice President - Merchandising

Louise R. Iennaccaro
Vice President - Human Resources

David J. Krumbholz
Vice President - Professional Business

Ronald D. Long
Vice President - Merchandising Display and Productivity

Timothy R. Mertz
Vice President - Treasury

Kenneth G. Frank, Jr.
Regional Vice President

Dennis R. Knowles
Regional Vice President

David L. Wenman
Regional Vice President


Payless Cashways, Inc.

QUARTERLY STATEMENTS OF OPERATIONS (unaudited)


In thousands, except per share amounts
                                                                                          Reorganized Company
                                                                ---------------------------------------------------------------
                                                                     First           Second             Third           Fourth
Fiscal Year Ended November 28, 1998                                 Quarter          Quarter           Quarter          Quarter
-------------------------------------------------------------------------------------------------------------------------------

Income
    Net sales                                                   $  394,271        $  505,919       $  523,508        $  483,164
    Other income                                                       789               991              908               310
                                                                ---------------------------------------------------------------
                                                                   395,060           506,910          524,416           483,474

Costs and expenses
    Cost of merchandise sold                                       291,909           374,971          393,021           360,886
    Selling, general and administrative                            112,170           112,196          112,382           110,188
    Special charges                                                  5,584                --              837             1,000
    Provision for depreciation and amortization                      8,312             8,855            7,835             8,137
    Interest expense                                                10,235             9,915            8,994             8,018
                                                                ---------------------------------------------------------------
                                                                   428,210           505,937          523,069           488,229
                                                                ---------------------------------------------------------------
         INCOME (LOSS) BEFORE INCOME TAXES                         (33,150)              973            1,347            (4,755)

Federal and state income taxes                                      (8,188)              241              332            (5,603)
                                                                ----------------------------------------------------------------


                                 NET INCOME (LOSS)              $  (24,962)       $      732       $    1,015        $      848
                                                                ===============================================================

Weighted average common shares outstanding                          20,000            20,000           20,000            20,000
                                                                ---------------------------------------------------------------

Net income (loss) per common share-basic                        $    (1.25)       $    0.04        $     0.05        $    0.04
                                                                ==============================================================

Weighted average common and dilutive
    common equivalent shares outstanding                            20,000            20,111           20,004            20,034
                                                                ---------------------------------------------------------------

Net income (loss) per common share-diluted                      $    (1.25)       $    0.04        $     0.05        $    0.04
                                                                ==============================================================


A lower-than-anticipated rate of inflation decreased the LIFO inventory provision, after tax, by $1.7 million in the fourth quarter. Special charges ($3.4 million after tax) reflected in the first quarter consist of costs related to the elimination of staff at the Company's headquarters and regional administrative centers. Special charges were also recorded in the third and fourth quarter ($0.5 million and $0.6 million, respectively, after tax) in connection with store closings. In addition, third and fourth quarter cost of merchandise sold reflect inventory write-downs ($0.8 million and $2.0 million, respectively, after tax) in connection with these store closings. The fourth quarter income tax benefit includes a $3.8 million tax benefit to reflect the effect of a fourth quarter revision of the effective tax rate on the first three quarters.

Payless Cashways, Inc.

QUARTERLY STATEMENTS OF OPERATIONS (unaudited) (cont'd.)


In thousands
                                                                                          Predecessor Company
                                                                 --------------------------------------------------------------
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
                                                                 ================================================================


In connection with its Chapter 11 filing on July 21, 1997, discussed at Note B to the Financial Statements, the Company recorded reorganization items in the third and fourth quarters ($3.2 million and $12.5 million after tax, respectively). The Company also adopted fresh-start accounting, discussed at Note C to the Financial Statements, as of November 29, 1997, as a result of its emergence from bankruptcy under its plan of reorganization effective date, December 2, 1997. Fresh-start revaluation charges, after tax, were $312.1 million. An extraordinary gain of $138.2 million after tax related to the discharge of debt pursuant to the consummation of the Plan was recorded in the fourth quarter. In addition, an extraordinary charge of $5.0 million after tax related to the early extinguishment of debt was also recorded in the fourth quarter. A lower-than-anticipated rate of inflation decreased the LIFO inventory provision, after tax, by $3.0 million in the fourth quarter. Special charges ($8.1 million after tax) reflected in the third quarter consist of costs associated with the closing of 29 stores. Third quarter cost of merchandise sold reflects an inventory write-down ($6.6 million after tax) in connection with these store closings. The Company also recorded an asset impairment charge ($43.9 million after tax) in the third quarter.

Payless Cashways, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
FINANCIAL CONDITION AND RESULTS OF OPERATIONS



Results of Operations

The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Annual Report to Stockholders. The Company has implemented the required accounting for entities emerging from bankruptcy under Chapter 11, Title 11 of the United States Code ("Chapter 11") in accordance with the American Institute of Certified Public Accountants'
Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("fresh-start reporting") and reflected the effects of such adoption in the balance sheet as of November 29, 1997. Under fresh-start reporting, the balance sheet of November 29, 1997, became the opening balance sheet of the Reorganized Company. The financial statements of the Predecessor Company prior to November 29, 1997, are not comparable in material respects to the financial statements of the Reorganized Company.



Operating Data
                                                                                 Reorganized    |
                                                                                   Company      |      Predecessor Company
                                                                           -------------------- | ---------------------------
                                                                              Fiscal Year Ended |       Fiscal Year Ended
                                                                           -------------------- | ---------------------------
percent of net sales                                                            Nov. 28,        |Nov. 29,          Nov. 30,
                                                                                  1998          |  1997              1996
                                                                           ---------------------|----------------------------
                                                                                                |
Net sales.......................................................                  100.0 %       |   100.0 %          100.0 %
Other income....................................................                    0.1         |     0.2              0.3
Cost of merchandise sold........................................                   74.5         |    73.4             72.1
Selling, general and administrative.............................                   23.4         |    24.4             23.3
Reorganization items............................................                    --          |     1.1              --
Fresh-start revaluation.........................................                    --          |    15.6              --
Special charges.................................................                    0.4         |     0.6              0.3
Asset impairment charges........................................                    --          |     2.6              2.3
Provision for depreciation and amortization.....................                    1.7         |     2.2              2.1
Interest expense................................................                    2.0         |     2.7              2.3
Interest income.................................................                    --          |     --              (0.2)
                                                                           ---------------------|----------------------------
Loss before income taxes........................................                   (1.9)        |   (22.4)            (1.9)
                                                                                                |
Federal and state income taxes..................................                   (0.7)        |    (4.0)            (1.2)
                                                                           ---------------------|----------------------------
Loss before extraordinary items.................................                   (1.2)        |   (18.4)            (0.7)
                                                                                                |
Extraordinary items.............................................                    --          |     5.8              --
                                                                           ---------------------|----------------------------
Net loss........................................................                   (1.2) %      |   (12.6) %          (0.7) %
                                                                           =====================|============================


Sales

Net sales for fiscal 1998 decreased 16.6% in total from fiscal 1997 and 7.3% on a same-store basis. Same-stores are those open one full year. Both 1998 and 1997 were 52-week years. Management believes continuing competitive pressure and the lingering effects of the Chapter 11 filing contributed to sales declines throughout 1998, although same-store sales have improved steadily in the last three quarters of 1998--from a 13.2% decrease in the second quarter, to a 6.7% decrease in the third quarter, to a 1.1% decrease in the fourth quarter. On a same-store basis, sales to professional customers were flat, while sales from the consumer side of the business decreased 13.7% in fiscal 1998.

Net sales for fiscal 1997, a 52-week year, decreased 13.5% from fiscal 1996, a 53-week year. On a 52-week basis, net sales for fiscal year 1997 decreased 11.9% compared to fiscal 1996. Same-store sales, on a 52-week basis, decreased by 6.6% for fiscal 1997. Net sales for 1997 reflect continuing competitive pressure and, in the second half, the disruption in the supply of product and the erosion of customer confidence caused by the Chapter 11 filing. On a same-store basis, sales to professional customers increased 0.2%, while sales from the consumer side of the business decreased 11.9% in fiscal 1997.

The Company closed four stores during 1998. Twenty-four stores were closed during the third quarter of 1997 (one of which had been announced in fiscal
1996), and an additional six stores were closed in the fourth quarter. The Company closed six stores in early fiscal 1996 and another eight stores in the fourth quarter of 1996. Closed stores accounted for $34.4 million and $269.2 million of sales in 1998 and 1997, respectively.



Costs and Expenses

The cost of merchandise sold, as a percent of sales, was 74.5% in fiscal 1998, 73.4% in fiscal 1997, and 72.1% in fiscal 1996. Third and fourth quarter 1998 inventory write-downs of $4.4 million, related to the closing of eight underperforming stores, was 0.2% of sales for fiscal 1998. Likewise, a third-quarter inventory write-down of $10.7 million, related to the closing of 29 underperforming stores, was 0.5% of sales for fiscal 1997. Excluding the effects of inventory write-downs related to store closings, the increase in cost of merchandise sold as a percent of sales during 1998 was primarily due to more competitive pricing designed to regain customer traffic lost during the Chapter 11 period of 1997. The decrease in gross margins during 1997, excluding the effect of inventory write-downs, was primarily due to competitive pressure and the growth in sales to the professional customer whose merchandise purchases include a higher percentage of commodity goods at margin rates somewhat lower than the Company's average. The disruption in the supply of product resulting from the Chapter 11 filing caused some increase in cost of goods sold due to purchasing product from secondary sources at higher costs. Cost of merchandise sold in fiscal 1998, 1997, and 1996 benefited from a $2.4 million, a $0.7 million, and a $3.2 million LIFO credit, respectively, related to liquidations of LIFO inventories and deflation.

Selling, general and administrative expenses, as a percent of sales, were 23.4%, 24.4%, and 23.3% for fiscal 1998, 1997 and 1996, respectively. The 1998 reductions in selling, general and administrative expenses, both in dollars and as a percent of sales, were primarily the result of closed stores, as well as initiatives undertaken in 1998 to reduce store as well as corporate level personnel costs. The increase as a percent of sales for fiscal 1997 was due primarily to lower sales. The 1997 decrease in dollars was due primarily to savings from the store closings, discussed above.

In connection with its Chapter 11 filing, the Company recorded reorganization items of $25.5 million during fiscal 1997. Additional details on the reorganization items are set forth in Note I to the Financial Statements. The Company also recorded fresh-start revaluation charges of $355.6 million in fiscal 1997. See Note C to the Financial Statements for more details on fresh-start reporting and these related charges.

A special charge of $5.6 million ($3.4 million after tax) was recorded in the first quarter of 1998 for severance costs related to the elimination of staff at the Company's home office and regional administrative centers. In addition, special charges of $0.8 million ($0.5 million after tax) and $1.0 million ($0.6 million after tax) were recorded in the third and fourth quarters of 1998, respectively, in connection with the closing of three and five underperforming stores, respectively. A special charge of $13.1 million ($8.1 million after tax), primarily a cash charge, was recorded in the third quarter of fiscal 1997 to reflect real estate disposal and severance costs related to the closing of 29 underperforming stores as part of the Company's reorganization under Chapter 11. A special charge of $8.2 million ($5.0 million after tax), primarily a cash charge, was recorded in the third quarter of fiscal 1996 to reflect future store rentals and real estate disposal costs related to the closing of nine underperforming stores. Additional details on the special charges are set forth in Note K to the Financial Statements.

The Company recorded an asset impairment charge of $60.5 million ($43.9 million after tax) and $59.7 million ($44.6 million after tax) in the third quarters of 1997 and 1996, respectively. Primarily because the environment for building materials retailing continued to be increasingly competitive, the Company first conducted its review in the third quarter of 1996 and determined certain assets were impaired. In the third quarter of 1997, the Company again conducted a review of underperforming stores and determined that certain additional assets were impaired, including assets related to 29 stores, which the Company closed. The asset impairment charges were recorded after considering current and expected future operating cash flows for certain stores together with the proceeds the Company could expect to receive upon the sale of these assets. Additional details on the asset impairment charges are set forth in Note J to the Financial Statements. The Company will continue to review assets for impairment, particularly given the ongoing competitive environment for building materials retailing.

The provision for depreciation and amortization for fiscal 1998 decreased compared to fiscal 1997 primarily because goodwill was written off and assets were written down in fresh-start reporting related to the Company's emergence from reorganization under Chapter 11. In addition, assets were removed from service in connection with the store closings mentioned above. The decrease in the provision for depreciation and amortization for fiscal 1997 compared to fiscal 1996 was also primarily due to assets removed from service in connection with store closings.

Interest expense decreased $24.1 million to $37.2 million in fiscal 1998 compared to fiscal 1997 due primarily to lower levels of debt resulting from the cancellation of indebtedness in connection with the Chapter 11 reorganization. Interest expense increased $0.8 million to $61.3 million in fiscal 1997 compared to fiscal 1996 due primarily to higher interest rates. Interest expense for fiscal 1997 would have increased an additional $5.7 million had certain debt not been compromised by the Chapter 11 filing. The Company also recorded interest income of $4.9 million ($2.9 million after tax) in the third quarter of 1996, related to a pending tax refund arising out of recent legislation and a settlement with the Internal Revenue Service ("IRS").

The effective tax rate for fiscal 1998 was different from the 35% statutory rate primarily because of state income taxes. The effective tax rates for fiscal 1997 and 1996 differed from the 35% statutory rate primarily due to the effect of goodwill amortization and the write-off of goodwill, both of which are non-deductible for income tax purposes. In addition, for fiscal 1996, the effective tax rate was significantly affected by the tax benefit related to income tax legislation and an IRS settlement. On August 20, 1996, the Small Business Job Protection Act of 1996 was signed into law. Certain provisions of this legislation clarified the Tax Reform Act of 1986 and made retroactively tax deductible certain costs and expenses previously recorded by the Company without any related tax benefit. In addition, during 1996, the Company settled with the IRS regarding several tax issues. As a result, the Company recorded a tax benefit of $23.7 million and related interest income, discussed above.

Net Income (Loss)

The Company had losses before extraordinary items of $22.4 million in 1998 compared to $421.8 million in 1997 and $19.1 million in 1996. The 1998 loss before extraordinary items reflects the special charges for severance and store closings, discussed above. The 1997 loss before extraordinary items reflects reorganization items, fresh-start revaluation charges, store closing charges, and an asset impairment charge, all discussed above. The 1996 loss before extraordinary item reflects store closing charges, an asset impairment charge, a federal income tax benefit and related interest income, all discussed above. Excluding the non-routine items recorded during fiscal 1998, 1997 and 1996, net loss for 1998 and 1997 would have been $14.9 million and $35.5 million, respectively, and net income for 1996 would have been $7.4 million.


Comparative Operating Data
                                    Reorganized Company         |                          Predecessor Company
                            ------------------------------------|------------------------------------------------------------------
                                    Fiscal Year Ended           |                           Fiscal Year Ended
                                                                |------------------------------------------------------------------
                                     November 28, 1998          |      November 29, 1997                   November 30, 1996
                            ------------------------------------|----------------------------------  ------------------------------
In thousands                    Pro Forma         Historical    |     Pro Forma      Historical        Pro Forma      Historical
                               (Excluding         (Including    |    (Excluding      (Including       (Excluding      (Including
                               Non-Routine        Non-Routine   |    Non-Routine     Non-Routine      Non-Routine     Non-Routine
                                  Items)            Items)      |       Items)          Items)           Items)          Items)
                            ----------------  ----------------  | ---------------  --------------  ---------------  ---------------
                                                                |
Net sales and other income    $ 1,906,862       $ 1,906,862     |    $ 2,290,215     $ 2,290,215     $ 2,650,905      $ 2,650,905
Income (loss) from                                              |
 operations before                                              |
 interest, depreciation                                         |
 and amortization             $    46,577       $    42,137     |    $    65,433     $  (399,813)    $   134,552      $    60,824
Net income (loss)             $   (14,913)      $   (22,367)    |    $   (35,451)    $  (288,592)    $     7,428      $   (19,078)



New Accounting Pronouncements

In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments and all hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities at their fair market values. Accounting for changes in the fair value of a derivative depends on its designation and effectiveness. For derivatives that qualify as effective hedges, the change in fair value will have no impact on earnings until the hedged item affects earnings. For derivatives that are not designated as hedging instruments, or for the ineffective portion of a hedging instrument, the change in fair value will affect current period earnings. The Company will adopt SFAS 133 during the first quarter of fiscal 2000 and does not presently believe that it will have a significant effect on the results of its operations or cash flows.

Effects of Inflation

The Company experienced slight deflation in its non-lumber inventories during fiscal 1998 and fiscal 1997. Approximately 80% of the Company's inventory is valued using the LIFO inventory accounting method; therefore, current costs are reflected in the cost of merchandise sold, rather than in inventory balances.

Market Risk

The Company's most significant market risk exposure is changing interest rates. To manage this potential risk, the Company may use interest rate swap agreements to limit the effect of increases in the interest rates on variable debt by fixing the rate without the exchange of the underlying principal or notional amount. Net amounts paid or received are added to or deducted from interest expense in the period accrued. The table below provides information about the Company's variable rate debt obligations and presents principal cash flows and related weighted average interest rates by expected maturity dates. The Company does not hold or issue derivative instruments for trading purposes.

   Expected         Principal Due on          Weighted
Maturity Date      Variable Rate Debt   Average Interest Rate
                      In thousands
     1999            $    10,921               7.52%
     2000                 10,000               7.73%
     2001                 10,000               7.73%
     2002                221,806               7.85%
     2003                  4,000               5.25%
     Thereafter           89,809               5.25%
                     -----------               -----
     Total           $   346,536               7.13%
                     ===========               =====

   Fair Value        $   346,536               7.13%
                     ===========               =====

To reduce the impact of changes in the interest rates, the Company has an interest rate swap agreement under which it pays a 6-9/16% fixed rate of interest quarterly through December 1, 1999 in exchange for quarterly receipt of LIBOR on a $36 million notional amount.

Petition For Relief Under Chapter 11

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

The Disclosure Statement and Plan were subsequently amended on September 5, 1997, and modified on October 9, 1997. On October 10, 1997, the Court determined that the Disclosure Statement contained adequate information to permit a creditor to make an informed decision about the Plan. The Company's impaired creditors and equity security holders accepted the Plan, the Court confirmed the Plan on November 19, 1997, and, after the satisfaction of a number of conditions, the Plan became effective December 2, 1997 (the "Effective Date"). For a summary description of the Plan, see Note B to Notes to Financial Statements.

Financing Activities

On August 13, 1998, the Company amended its 1997 Credit Agreement to modify various covenants, including required minimum cash flow (defined as earnings before interest, taxes, depreciation, and amortization, "EBITDA"), and maximum debt to EBITDA. These covenants are detailed in Note D to the Financial Statements. Subsequent to fiscal year end 1998, the Company entered into preliminary discussions with new, as well as existing, lenders regarding restructuring a major portion of its 1997 Credit Agreement. This action is intended to improve the Company's operating flexibility through elimination of certain of its current restrictive covenants.

As a result of the Chapter 11 filing on July 21, 1997, borrowings under the revolving credit facility of the Prior Credit Agreement, defined below, were no longer available to the Company. During the period from July 21, 1997 through December 2, 1997, the Company utilized debtor-in-possession financing which consisted of a $125 million revolving credit facility (the "DIP Agreement"). On or prior to the Effective Date, the Company paid all amounts outstanding under the DIP Agreement and the Prior Credit Agreement with cash, New Common Stock and new notes under the 1997 Credit Agreement. The 1997 Credit Agreement includes term loans of $283.1 million and a $150 million revolving credit facility with a $40 million letters-of-credit sublimit. In accordance with the Plan of Reorganization, on the Effective Date, the Company's mortgage loan, secured by certain real estate, was retired and replaced with a new mortgage loan secured by the same real estate, and the Company's senior subordinated notes were terminated and canceled. Holders of these subordinated notes hold general unsecured claims under the Plan. On the Effective Date, the Company also issued a note for $16 million, secured by three store facilities, in settlement of the secured portion of the claims arising from a lease agreement involving five store facilities. The note contained prepayment provisions that allowed the Company to prepay the note by certain dates at various discounts. On February 26, 1998, the Company borrowed an additional $13 million under the mortgage loan and prepaid this note in full.

At  November  28,  1998,  the  Company  had  approximately   $347.6  million  of
indebtedness. The Company expects from time to time to incur additional seasonal indebtedness.

The Year 2000 Issue

The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in system failure or miscalculations.

The Company has completed an assessment of the impact of the Year 2000 on its computer systems, both hardware and software, and has developed a plan to timely address the Year 2000 issue. Systems that interact with customers and that focus on the core business functions of buying, selling and accounting have been given the highest priority. Some of the Company's current systems are being renovated and others are being replaced with Year 2000-compliant systems. All renovation code and system replacements are being unit-tested as they are completed. Integrated full-system testing will begin in the first quarter of 1999 and is expected to continue through the third quarter of 1999. Code renovation is 99% complete as of January 1, 1999. All core business systems requiring replacement will be complete by mid-1999. The Company has spent approximately $3 million, to date, in the execution of the Year 2000 plan and estimates that expenditures to complete execution of the Year 2000 plan will range from $2 million to $3 million. Most of such expenditures are being charged to expense as incurred. The Company currently believes that it will complete all phases of the plan without any material adverse consequences to its business, operations, or financial condition.

All non-information technology, which contains or might contain imbedded software chips that utilize a date function, such as distribution conveyance systems, security systems, climate controls, and other electronic devices used in daily business operations, have been inventoried and assessed. All non-compliant systems are being upgraded and tested as compliant versions become available. This work is expected to continue throughout 1999.

The Company is in the process of assessing the extent to which the Company is vulnerable to the failure of significant suppliers and other third parties to remediate their own Year 2000 issues. The Company expects that this assessment will be completed by April 1999 and believes testing of interfaces with business partners and vendors will continue through 1999. The Company does not anticipate the cost of Year 2000 compliance by suppliers to be passed on to the Company. However, there can be no assurances that failure to address the Year 2000 issue by a third party on whom the Company's systems rely would not have a material adverse effect on the Company.

As testing and assessment of third parties is completed, the Company intends to develop contingency plans for possible Year 2000 problems. The costs of the Company's Year 2000 project and the date on which it will be completed are based on management's best estimates. However, there can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated.


Liquidity and Capital Resources

The Company's principal source of cash is from operations. Cash provided by operating activities was $49.2 million for fiscal 1998, compared to $32.0 million for fiscal 1997 and $32.4 million for fiscal 1996. The 1998 increase in cash provided by operating activities was primarily due to lower 1998 interest costs resulting from the cancellation of indebtedness in connection with the Chapter 11 reorganization. Cash provided by operating activities in 1997 benefited from the compromise and extinguishment of general unsecured claims, including trade accounts payable, pursuant to the Plan of Reorganization that would have otherwise required cash. During fiscal 1998 and 1997, the Company used cash of approximately $4.2 million and $14.3 million, respectively, in operating activities related to the execution of the 1997, 1996 and 1995 restructuring plans and $10.2 million in fiscal 1998 for costs related to the Chapter 11 filing. In addition, the Company used $5.7 million in fiscal 1998 to pay severance costs related to the elimination of staff at the Company's headquarters and regional administrative centers and to effect the store closings announced in September 1998.

Borrowings are available under the 1997 Credit Agreement to supplement cash generated by operations. At November 28, 1998, $94.4 million was available for borrowing. Working capital was $196.2 million and $258.4 million at the end of fiscal 1998 and fiscal 1997, respectively. The current ratio was 2.08 to 1 and
2.15 to 1 at the end of fiscal 1998 and fiscal 1997, respectively. The primary reasons for the decrease in working capital and the current ratio was decreased merchandise inventory. The Company's inventory levels are at the lowest levels during the seasonally low sales months of December through February and are at the highest levels during the peak selling months of

May through September. During the peak period, inventory is financed by cash from operations and trade accounts payable. During the winter months, inventory is financed by cash from operations, trade accounts payable and borrowings under the 1997 Credit Agreement, as needed. The Company believes that cash generated from operations and borrowings under the 1997 Credit Agreement will adequately meet its working capital needs, debt service and other obligations that will become due in fiscal 1999.

During fiscal 1998, the Company's primary investing activities were capital expenditures principally for the renovation of existing stores and additional equipment. The 1997 Credit Agreement governs the amount of capital expenditures that can be made, and the permitted levels of capital expenditures in the future are as follows: $52.1 million in 1999; $41.2 million in 2000; $51.3 million in 2001; and $52.3 million in 2002. The Company spent approximately $23.3 million, $62.9 million and $41.7 million in fiscal 1998, 1997 and 1996, respectively, for renovation of existing stores and additional equipment. In 1997 and 1996 the Company's capital expenditures also included expenditures for strategic initiatives, including the acquisition of a door and trim manufacturer in Phoenix, AZ, during January 1996. For fiscal 1998, the Company ceased spending for strategic initiatives while it analyzed its competitive positioning in the market and related capital expenditures. For fiscal 1997 and 1996, the Company shifted its emphasis from new store openings to initiatives that further address the needs of the professional and do-it-yourself customers. During fiscal 1996, in support of the professional customer, the Company completed the acquisition of the manufacturer mentioned above and expanded the manufacturing capability of one of its existing door plants. During 1998 and 1997, the Company sold 26 and eight real estate properties, respectively, related to stores previously closed for approximately $41.6 million and $14.3 million, respectively, of cash proceeds. Sale of closed store properties will continue in fiscal 1999. During the first quarter of 1996, the Company sold a distribution center in connection with the 1995 restructuring plan, providing approximately $11.9 million of cash proceeds. The Company leased one new store in 1996, which it opened in 1997. In addition, the Company purchased and opened an existing store facility during 1997. In fiscal 1998, the Company also received $5.8 million from the surrender of certain life insurance policies related to a terminated benefit plan. The Company's approximately $60 million 1999 capital expenditure budget consists primarily of the purchase of ten previously leased stores, described at Note H to the Financial Statements, improved technology, and investments to improve the Company's capabilities to service the Pro customer, including acquisitions of retail operations and manufacturing facilities, store remodels and expansions, and/or new stores. Capital expenditures in 1999 will be financed with funds generated from operations, sales of real estate, and borrowings under the 1997 Credit Agreement.

The Company's most significant financing activity is and will continue to be the retirement of indebtedness. As a result of the Company's reorganization under Chapter 11, the indebtedness of the Company was reduced significantly in fiscal 1997 as described above in "Financing Activities" and in Notes B, C, and D to the Financial Statements. Although the Company's consolidated indebtedness is and will continue to be substantial, management believes that, based upon its analysis of the Company's financial condition, the cash flow generated from operations during the past 12 months and the expected results of operations in the future, cash flow from operations and borrowing availability under the 1997 Credit Agreement should provide sufficient liquidity to meet all cash requirements for the next 12 months without additional financing, subject to the possible adverse impact of loan covenants described below. As a result of the Chapter 11 filing, trade creditors significantly shortened credit terms. The
Company believes that progress with regard to lengthening terms and reestablishing trade credit is continuing, but availability of trade credit cannot be assured. The 1997 Credit Agreement contains a number of financial covenants with which the Company must comply. Certain of these covenants are detailed in Note D to the Financial Statements. As discussed in "Financing Activities", the Company amended its 1997 Credit Agreement to modify various covenants during fiscal 1998. Management currently expects that it will achieve compliance with these covenants throughout 1999; however, factors beyond management's control, including competitive conditions, economic conditions, supplier support, lumber prices, and weather, could cause noncompliance. If compliance with these covenants is not achieved, the Company may be required to renegotiate its existing covenants with lenders or to refinance borrowings. Success in achieving any such renegotiations or refinancing, or the specific terms thereof, including interest rates, capital expenditure limits or borrowing capacity, cannot be assured. If the Company fails to achieve compliance with these covenants or, in the absence of such compliance, if the Company fails to amend such financial covenants on terms favorable to the Company, the Company may be in default under such covenants. If such default occurred, it would permit acceleration of its debt under the 1997 Credit Agreement which, in turn, would permit acceleration of substantially all of the Company's other long-term debt.

Subsequent to fiscal year end 1998, the Company entered into preliminary discussions with new, as well as existing, lenders regarding restructuring a major portion of its 1997 Credit Agreement. This action is intended to improve the Company's operating flexibility through elimination of certain of its current restrictive covenants. In addition, the current commercial and consumer credit contracts will not be renewed after November 1999. Approximately 40% of the Company's fiscal 1998 sales were made pursuant to these programs. The Company is in discussions with other providers and believes that it will secure an alternative provider prior to termination of the current programs, although the Company's ability to secure an alternative provider or the terms of any such agreement cannot be assured. If the Company were unable to secure replacement providers for these services, it would be in default under the 1997 Credit Agreement. Commercial credit is a key component of the services the Company offers to the professional customer, and the Company believes that this transition creates an opportunity to enhance customer satisfaction.

Forward-Looking Statements

Statements above in the letters to Stockholders and in the subsections entitled "Costs and Expenses," "New Accounting Pronouncements," "The Year 2000 Issue," and "Liquidity and Capital Resources," such as "unlikely", "intend", "estimated", "believe", "expect", "anticipate" and similar expressions which are not historical are forward-looking statements that involve risks and uncertainties. Such statements include, without limitation, the Company's expectation as to future performance.

Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by the forward-looking statements made above. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially are the following: competitor activities; stability of customer demand; stability of the work force; supplier support; consumer spending and debt levels; interest rates; housing activity; lumber prices; product mix; growth of certain market segments; weather; an excess of retail space devoted to the sale of building materials; the success of the Company's strategy; and success of the Company's remediation for the Year 2000 issue. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings, including but not limited to the Form 10-K, copies of which are available from the Company without charge or on the Company's web site, payless.cashways.com.

Payless Cashways, Inc.

STATEMENTS OF OPERATIONS
                                                                           Reorganized   |                Predecessor
                                                                             Company     |                  Company
                                                                      -------------------|--------------------------------------
                                                                      Fiscal Year Ended  |             Fiscal Year Ended
                                                                                         |--------------------------------------
                                                                        November 28,     |   November 29,         November 30,
In thousands, except per share amounts                                      1998         |       1997                 1996
-----------------------------------------------------------------------------------------|--------------------------------------
                                                                                         |
Income                                                                                   |
     Net sales                                                         $    1,906,862    |   $   2,285,281        $   2,642,829
     Other income--Note A                                                       2,998    |           4,934                8,076
                                                                       ------------------|--------------------------------------
                                                                            1,909,860    |       2,290,215            2,650,905
Costs and expenses                                                                       |
     Cost of merchandise sold                                               1,420,787    |       1,676,658            1,906,734
     Selling, general and                                                                |
         administrative--Notes G and H                                        446,936    |         558,817              615,466
     Reorganization items--Note I                                                  --    |          25,455                   --
     Fresh-start revaluation--Note C                                               --    |         355,559                   --
     Special charges--Note K                                                    7,421    |          13,056                8,184
     Asset impairment charges--Note J                                              --    |          60,483               59,697
     Provision for depreciation and amortization                               33,139    |          51,110               55,016
     Interest expense (contractual interest of                                           |
         $66,973 in 1997)--Note D                                              37,162    |          61,251               60,488
     Interest income--Note F                                                       --    |              --               (4,900)
                                                                       ---------------------------------------------------------
                                                                            1,945,445    |       2,802,389            2,700,685
                                                                       ---------------------------------------------------------
                                                                                         |
                                       LOSS BEFORE INCOME TAXES               (35,585)   |        (512,174)             (49,780)
                                                                                         |
Federal and state income taxes--Note F                                        (13,218)   |         (90,406)             (30,702)
                                                                       ---------------------------------------------------------
                                                                                         |
                                LOSS BEFORE EXTRAORDINARY ITEMS               (22,367)   |        (421,768)             (19,078)
                                                                                         |
Extraordinary items, net of income taxes--Notes C and D                            --    |         133,176                   --
                                                                       ---------------------------------------------------------
                                                                                         |
                                                       NET LOSS        $      (22,367)   |   $    (288,592)       $     (19,078)
                                                                       =========================================================
                                                                                         |
Weighted average common shares outstanding                                     20,000    |
                                                                       ------------------|
Net loss per common share-basic and diluted--Notes A and E             $        (1.12)   |
                                                                       ===================



See notes to financial statements

Payless Cashways, Inc.

BALANCE SHEETS

                                                                                             Reorganized Company
                                                                                      ----------------------------------
                                                                                       November 28,         November 29,
In thousands                                                                               1998                 1997
------------------------------------------------------------------------------------------------------------------------
ASSETS
     CURRENT ASSETS
         Cash and cash equivalents                                                    $      1,950          $     11,961
         Merchandise inventories--Notes A and D                                            349,452               414,882
         Prepaid expenses and other current assets                                          17,506                14,705
         Income taxes receivable--Note F                                                     1,338                32,232
         Deferred income taxes--Note F                                                       8,026                 8,665
                                                                                      ----------------------------------
                                                      TOTAL CURRENT ASSETS                 378,272               482,445

     OTHER ASSETS
         Real estate held for sale--Notes A and J                                           14,144                48,562
         Deferred financing costs--Notes A and D                                             3,319                 2,600
         Other                                                                               6,897                14,316

     LAND, BUILDINGS AND EQUIPMENT--Notes A and D
         Land and land improvements                                                         99,402                98,390
         Buildings                                                                         225,426               219,244
         Equipment                                                                          39,114                35,048
         Automobiles and trucks                                                              8,439                 2,196
         Construction in progress                                                            5,487                 8,540
         Allowance for depreciation and amortization                                       (32,146)                   --
                                                                                      ----------------------------------
                                       TOTAL LAND, BUILDINGS AND EQUIPMENT                 345,722               363,418
                                                                                      ----------------------------------
                                                                                      $    748,354          $    911,341
                                                                                      ==================================

LIABILITIES AND STOCKHOLDERS' EQUITY
     CURRENT LIABILITIES
         Current portion of long-term debt--Note D                                    $     11,068          $      9,354
         Trade accounts payable                                                             52,325                75,583
         Salaries, wages and bonuses                                                        24,298                29,051
         Accrued vacation expense                                                           12,045                13,035
         Other accrued expense--Notes G, J and K                                            66,727                73,656
         Taxes, other than income taxes                                                     13,275                20,999
         Income taxes payable--Note F                                                        2,350                 2,362
                                                                                      ----------------------------------
                                                 TOTAL CURRENT LIABILITIES                 182,088               224,040

     LONG-TERM DEBT, less portion classified as current
         liability--Note D                                                                 336,557               424,031

     NON-CURRENT LIABILITIES
         Deferred income taxes--Note F                                                      47,142                58,788
         Other--Note G                                                                      21,134                20,682

     STOCKHOLDERS' EQUITY--Notes A, B, D and E
         Common Stock, $.01 par value, 50,000,000 shares authorized,
           20,000,000 shares issued                                                            200                   200
         Additional paid-in capital                                                        183,600               183,600
         Accumulated deficit                                                               (22,367)                   --
                                                                                      ----------------------------------
                                                TOTAL STOCKHOLDERS' EQUITY                 161,433               183,800
                                                                                      ----------------------------------
     COMMITMENTS AND CONTINGENCIES--Notes G, H, and L
                                                                                      $    748,354          $    911,341
                                                                                      ==================================

See notes to financial statements

Payless Cashways, Inc.

STATEMENTS OF CASH FLOWS
                                                                            Reorganized     |             Predecessor
                                                                              Company       |               Company
                                                                         -------------------|-----------------------------------
                                                                         Fiscal Year Ended  |          Fiscal Year Ended
                                                                                            |-----------------------------------
                                                                            November 28,    |  November 29,        November 30,
In thousands                                                                    1998        |      1997                1996
--------------------------------------------------------------------------------------------|-----------------------------------
                                                                                            |
                                                                                            |
Cash Flows from Operating Activities                                                        |
      Net loss                                                           $    (22,367)      |  $   (288,592)       $    (19,078)
      Adjustments to reconcile net loss                                                     |
          to net cash provided by operating activities:                                     |
        Depreciation and amortization                                          33,139       |        51,110              55,016
        Asset impairment charges--Note J                                           --       |        60,483              59,697
        Deferred income taxes                                                 (11,007)      |       (72,237)            (12,270)
        Non-cash reorganization items--Note I                                      --       |         2,481                  --
        Non-cash interest                                                         829       |         5,031               2,534
        Non-cash extraordinary items--Notes C and D                                --       |      (133,176)                 --
        Fresh-start revaluation--Notes B and C                                     --       |       355,559                  --
        Special charges--Note K                                                 7,421       |        13,056               8,184
        Other                                                                     452       |        (1,467)              1,337
      Changes in assets and liabilities:                                                    |
        Decrease (increase) in merchandise inventories                         65,430       |         7,462              (6,406)
        (Increase) decrease in prepaid expenses                                             |
             and other current assets                                            (901)      |         6,926              (4,763)
        Decrease (increase) in income taxes receivable                         30,882       |       (14,505)            (15,200)
        (Decrease) increase in trade accounts payable                         (23,258)      |        44,252             (37,953)
        (Decrease) increase in other current liabilities                      (31,380)      |        (4,359)              1,349
                                                                         -------------------|-----------------------------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES                                  49,240       |        32,024              32,447
                                                                                            |
Cash Flows from Investing Activities                                                        |
      Additions to land, buildings and equipment                              (23,349)      |       (61,925)            (40,117)
      Proceeds from sale of land, buildings and equipment                      43,987       |        18,775              14,709
      Acquisition of business, excluding working capital:                                   |
        Land, buildings and equipment                                              --       |            --                (193)
        Purchase price in excess of net assets acquired                            --       |        (1,015)             (1,360)
      Decrease (increase) in other assets                                       7,419       |        (1,745)              1,435
                                                                         -------------------|-----------------------------------
    NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                        28,057       |       (45,910)            (25,526)
                                                                                            |
Cash Flows from Financing Activities                                                        |
      Net (payments) proceeds related to revolving credit                                   |
        facility--Note D                                                       (2,000)      |        62,386              28,000
      Principal payments on long-term debt--Note D                            (83,760)      |       (32,795)            (31,092)
      Fees and financing costs paid in connection with debt                                 |
        refinancing--Notes A and D                                             (1,548)      |        (3,365)             (3,670)
      Other                                                                        --       |          (804)               (694)
                                                                         -------------------|-----------------------------------
    NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                       (87,308)      |        25,422              (7,456)
                                                                         -------------------|-----------------------------------
                                                                                            |
Net (decrease) increase in cash and cash equivalents                          (10,011)      |        11,536                (535)
Cash and cash equivalents, beginning of period                                 11,961       |           425                 960
                                                                         -------------------|-----------------------------------
Cash and cash equivalents, end of period                                 $      1,950       |  $     11,961        $        425
                                                                         ===================|===================================

See notes to financial statements

Payless Cashways, Inc.

STATEMENTS OF STOCKHOLDERS' EQUITY
                                            Preferred       Common    Additional   Adjustment for
                                              Stock          Stock      Paid-in    Minimum Pension    Accumulated
In thousands                            $1.00 Par Value $.01 Par Value  Capital       Liability         Deficit       Total
------------------------------------------------------------------------------------------------------------------------------
Balance at November 25, 1995                $  40,600     $    399     $ 487,083     $       --     $ (219,919)    $  308,163

   Net loss for the year                                                                               (19,078)       (19,078)
   Sale of Voting Common Stock under
     stock option plan                                           1           463                                          464
   Tax benefit from stock option
     exercises--Note F                                                       (24)                                         (24)
   Restricted Stock                                             --           206                                          206
                                            ----------------------------------------------------------------------------------

Balance at November 30, 1996                $  40,600     $    400     $ 487,728     $       --     $ (238,997)    $  289,731

   Net loss for the year                                                                              (288,592)      (288,592)
   Restricted Stock                                             --           131                                          131
   Issuance of Voting Common Stock
     under Director Deferred
     Compensation Plan                                          --            17                                           17
   Conversion of Non-Voting Class A
     Common Stock to Voting Common
     Stock--Note E                                              --                                                         --
   Minimum pension liability
     adjustment--Note G                                                                  (1,287)                       (1,287)
   Eliminate predecessor equity accounts
     in connection with fresh start
     reporting--Note C                        (40,600)        (400)     (487,876)         1,287        527,589             --
   Issuance of New Common
     Stock pursuant to Plan of
     Reorganization--Notes B, C and E                          200       183,600                                      183,800
                                            ----------------------------------------------------------------------------------

Balance at November 29, 1997                $      --     $    200     $ 183,600     $       --     $       --     $  183,800

   Net loss for the year                                                                               (22,367)       (22,367)
                                            ----------------------------------------------------------------------------------

Balance at November 28, 1998                $      --     $    200     $ 183,600     $       --     $  (22,367)    $  161,433
                                            ==================================================================================

See notes to financial statements

Payless Cashways, Inc.

NOTES TO FINANCIAL STATEMENTS



Note A-Summary of Significant Accounting Policies

Description of Business: The Company is engaged in only one line of business--the retail sale of building materials and supplies. At November 28, 1998, the Company operated 161 stores in 20 states located in the Midwest,
Southwest,  Pacific  Coast,  and Rocky  Mountain  areas.  The Company's  primary customers include professionals and project-oriented do-it-yourselfers. In recent years, the building materials retailing industry has experienced increased levels of competition as several national chains have expanded their operations.

Fresh-Start Reporting: The Company has implemented the required accounting for entities emerging from bankruptcy in accordance with the American Institute of Certified Public Accountants' Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," and reflected the effects of such adoption in the balance sheet as of November 29, 1997. Under fresh-start reporting, the balance sheet of November 29, 1997, became the opening balance sheet of the Reorganized Company. The financial statements of the Predecessor Company are not comparable in material respects to the financial statements of the Reorganized Company. Accordingly, a vertical line is shown to separate financial information of the Predecessor Company and the Reorganized Company.

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

Merchandise Inventories: Inventories are stated at the lower of cost (approximately 80% at last-in, first-out method, and the remainder at first-in, first-out method) or market. Had the first-in, first-out method been used for all inventories, the carrying value of these inventories would have decreased approximately $2.4 million at November 28, 1998. At November 29, 1997,
inventories   were  reported  at  fair  market  value  pursuant  to  fresh-start accounting as described at Note C. In 1998 the liquidation of LIFO inventories increased cost of merchandise sold and, therefore, increased the loss before income taxes by $0.4 million. In 1997 the liquidation of LIFO inventories decreased cost of merchandise sold and, therefore, decreased the losses before income taxes by $0.9 million.

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

Cost in Excess of Net Assets Acquired: Prior to fresh-start reporting at November 29, 1997, the cost in excess of the fair value of net assets acquired (goodwill) was amortized using the straight-line method over 40 years. When facts and circumstances indicate potential impairment, the Company evaluates the recoverability of asset carrying values, including associated goodwill, using estimates of undiscounted future cash flows over remaining asset lives. When impairment is indicated, any impairment loss is measured by the excess of carrying values over fair values. The Company adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in the third quarter of fiscal 1996. See Note J.

Earnings Per Common Share: Basic earnings per common share has been computed based on the weighted-average number of common shares outstanding during the period. Dilutive earnings per common share is computed based on the weighted-average number of common shares plus potential common shares outstanding during the period, when dilutive, consisting of certain stock options. Given the net loss reported for the fiscal year ended November 28, 1998, the impact of considering such stock options would be antidilutive.

Earnings per common share has not been computed for the Predecessor Company because, as described at Note B, Old Preferred Stock and Old Common Stock were canceled on the Plan Effective Date. Presentation of earnings per common share based on Predecessor Company average shares outstanding would therefore not be meaningful. New Common Stock was not outstanding during fiscal years 1997 and 1996.

Income Taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Pensions and Other Postretirement Benefit Plans: Effective November 28, 1998, the Company adopted Statement of Financial Accounting Standards No. 132 (SFAS
132), "Employers' Disclosures about Pensions and Other Postretirement Benefits". The provisions of SFAS 132 revise employers' disclosures about pension and other postretirement benefit plans. SFAS 132 does not change the measurement or recognition of these plans. It standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable.

Statement of Cash Flows: For purposes of the statement of cash flows, the Company considers investments in debt instruments with original maturities of three months or less to be cash equivalents.

During fiscal 1998, 1997 and 1996, federal and state income tax refunds, net of payments, were $32.9 million, $0.6 million and $8.8 million, respectively.

Cash paid for interest, net of interest capitalized, was $35.2 million, $55.4 million, and $62.2 million during fiscal 1998, 1997, and 1996, respectively.

Sale of Receivables: The Company sells its commercial credit accounts to a third-party administrator pursuant to an agreement. A substantial portion of the Company's commercial credit sales are to remodelers and contractors. Under the agreement, the Company pays a servicing fee and assumes the credit risk. At November 28, 1998, and November 29, 1997, the outstanding balance of commercial credit accounts sold to the third-party administrator was approximately $95.6 million and $87.5 million, respectively. The Company has provided a reserve of $5.9 million at November 28, 1998, and November 29, 1997, respectively, which is believed to adequately cover its credit risk related to these accounts.

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

Advertising Costs: Advertising costs, which are expensed as incurred, aggregated $23.2 million, $27.5 million and $26.0 million for fiscal 1998, 1997 and 1996, respectively.

Fair Value of Financial Instruments: Based on the borrowing rates currently available to the Company for debt issuances with similar terms and maturities, the fair value of long-term debt including the current portion is approximately $347.6 million and $433.4 million at November 28, 1998, and November 29, 1997, respectively. The Company believes the carrying amounts of cash and cash equivalents, trade receivables, trade accounts payable and accrued expenses are a reasonable estimate of their fair value.

Derivative Financial Instruments: Premiums paid for purchased interest rate cap agreements are amortized to interest expense over the term of the agreement. Unamortized premiums are included in deferred financing costs in the balance sheets. If amounts were received under the cap agreement, they would be reflected as a reduction of interest expense. Amounts received or paid under the interest rate swap agreement discussed at Note H have been reflected as a reduction or increase of rent expense prior to fresh-start accounting.

At November 29, 1997, the premiums paid for purchased interest rate cap agreements were fully amortized. The estimated amount the Company would have had to pay at November 28, 1998, and November 29, 1997, to cancel or transfer the agreements to other parties, was approximately $0.7 million.

Accounting Period: The Company's fiscal year ends on the last Saturday in November. Fiscal years 1998 and 1997 consisted of 52 weeks each and fiscal year 1996 consisted of 53 weeks.



Note B-Reorganization and Emergence From Chapter 11

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

The Plan generally provided for the following: (I) The secured bank group under the credit agreement in existence at the Petition Date (the "Prior Credit Agreement"), on or prior to the Effective Date, received (a) payment of accrued interest, fees and expenses, (b) Net Cash Proceeds (as defined in the Plan) from the sale of certain collateral securing the Prior Credit Agreement and the collection of certain promissory notes pledged to the secured bank group, (c) their allocable portion of $283.1 million of new term loans and (d) 10,730,671 shares of New Common Stock (approximately 54% of the shares of the newly reorganized Company), of which 460,000 shares were distributed to the lenders providing a $150 million revolving credit facility to supply post-emergence working capital financing in consideration for their commitment to provide such facility. See Note D for a description of the term loans and the revolving credit facility (together, the "1997 Credit Agreement"). (II) On the Effective Date, UBS Mortgage Finance, Inc. ("UBS"), the holders of notes under a mortgage loan in existence at the Petition Date, received new notes pursuant to a new mortgage loan. See Note D for a description of the new mortgage loan. (III) Unsecured claims against the Company by vendors and suppliers for goods delivered and services rendered prior to the Petition Date, claims in respect of the 9-1/8% senior subordinated notes, contingent unliquidated claims and claims for damage arising from the rejection by the Company pursuant to Section 365 of the Bankruptcy Code of executory contracts and unexpired leases (collectively, "General Unsecured Claims") are receiving their pro rata share of 8,269,329 shares of New Common Stock or approximately 41% of the shares of the newly reorganized Company. The remaining shares of New Common Stock are held for future distributions to holders of General Unsecured Claims, pending the final resolution of disputed claims. (IV) The holder of issued and outstanding shares of existing preferred stock ("Old Preferred Stock") received 600,000 shares of New Common Stock (approximately 3% of the shares of the newly reorganized Company). (V) Holders of issued and outstanding shares of existing common stock ("Old Common Stock") are receiving their pro rata share of 400,000 shares of New Common Stock (approximately 2% of the shares of the newly reorganized Company) upon surrender of their Old Common Stock. In addition, any stock options relating to outstanding Old Preferred Stock and Old Common Stock were canceled on the Effective Date.

Fractional shares of New Common Stock will not be issued to creditors or stockholders in connection with the Plan. In addition, no distribution of less than $5.00 will be made for fractional share interests. As a result of these provisions, many holders of Old Common Stock received no distribution of stock or cash under the Plan.

On July 21, 1997, the Company also announced its plan to close 29 stores and to eliminate approximately 15% of the staff at the Company's headquarters and regional administrative centers. The Court subsequently approved such plan on August 6, 1997.

See Notes I, J, and K for a description of related charges recorded in the third quarter of 1997.


Note C-Fresh Start Reporting

On December 2, 1997, the Company emerged from bankruptcy. In accordance with SOP 90-7, the Company adopted fresh-start reporting. For accounting purposes, the Effective Date was deemed to be November 29, 1997.

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

A summary of the impact of the Plan and the related fresh-start adjustments is presented below:

                                                                               November 29, 1997
                                         ------------------------------------------------------------------------------------------
                                             Predecessor       Discharge of       Fresh-Start            Other          Reorganized
                                               Company       Indebtedness (a)   Adjustments (b)     Adjustments (c)       Company
                                         ----------------   ----------------  ------------------  -----------------  --------------
Current Assets:
    Cash and cash equivalents            $     11,961       $                 $                   $                  $     11,961
    Merchandise inventories                   391,548                                 23,334                              414,882
    Prepaid expenses and
       other current assets                    15,702                                   (997)                              14,705
    Income taxes receivable                    29,705              2,527                                                   32,232
    Deferred income taxes                      24,070             (9,448)             (5,957)                               8,665
                                         -----------------  ----------------  ------------------  -----------------  ------------
       Total Current Assets                   472,986             (6,921)             16,380                --            482,445

Other Assets:
    Real estate held for sale                  37,078                                 11,484                               48,562
    Cost in excess of net
       assets acquired                        265,949                               (265,949)                                  --
    Deferred financing costs                    8,690             (7,590)              1,500                                2,600
    Other                                      14,663                                   (347)                              14,316

Land, Buildings and Equipment, net            456,736                                (93,318)                             363,418
                                         -----------------  ----------------  ------------------  -----------------  ------------
    TOTAL ASSETS                         $  1,256,102       $    (14,511)     $     (330,250)     $         --       $    911,341
                                         =================  ================  ==================  =================  ============

Current Liabilities:
    Current portion of long-term debt    $   492,930        $                 $     (483,576)     $                  $      9,354
    Trade accounts payable                    54,203              21,380                                                   75,583
    Other current liabilities                128,755                                   7,986                              136,741
    Income taxes payable                       8,711                                  (6,349)                               2,362
                                       -------------------  ----------------  ------------------  -----------------  ------------
       Total Current Liabilities             684,599              21,380            (481,939)               --            224,040

Long-Term Debt                                    --                                 424,031                              424,031

Non-Current Liabilities:
    Deferred income taxes                     16,961              84,928             (43,101)                              58,788
    Other                                     24,272                                  (3,590)                              20,682
                                       -------------------  ----------------  ------------------  -----------------  ------------
       Total Non-Current Liabilities          41,233              84,928             (46,691)               --             79,470

Liabilities Subject to Compromise            351,381            (329,990)            (21,391)                                  --

Stockholders' Equity:
    Old Preferred Stock                       40,600                                                   (40,600)                --
    Old Common Stock                             400                                                      (400)                --
    New Common Stock                              --                  83                 117                                  200
    Additional paid-in capital               487,876              75,912             107,688          (487,876)           183,600
    Adjustment for minimum pension
       liability                              (1,287)                                                    1,287                 --
    Accumulated deficit                     (348,700)            133,176            (312,065)          527,589                 --
                                       -------------------  ----------------  ------------------  -----------------  ------------
       Total Stockholders' Equity            178,889             209,171            (204,260)               --            183,800
                                       -------------------  ----------------  ------------------  -----------------  ------------

    TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY              $ 1,256,102        $    (14,511)     $     (330,250)     $         --       $    911,341
                                       ===================  ================  ==================  =================  ============

(a) To record the discharge of indebtedness pursuant to the Plan and to write-off deferred financing costs related to the early extinguishment of certain predecessor company debt; see Note D. The discharge of indebtedness relates to all general unsecured claims, as described in Note B. It includes the elimination and, in certain cases, the reclassification of the liabilities subject to compromise related to these claims, the issuance of New Common Stock in settlement of unsecured claims, and the related tax effect of these transactions. The excess of indebtedness eliminated over the estimated fair value of securities issued in settlement of claims is reflected as an extraordinary gain of $232.6 million ($138.2 million after tax) in the accompanying 1997 statement of operations.

(b) To record transactions with the secured creditors and holders of Old Common Stock and Old Preferred Stock, as described at Note B, and to adjust assets and liabilities to fair values.

     Transactions include the extinguishment of old debt; the issuance of new debt and New Common Stock; the reclassification of accrued interest to principal and the reclassification of debt between current and non-current, based upon debt agreement terms.

     Significant   elements  of  the  fair  value   adjustments  to  assets  and
liabilities are summarized below:

      -Adjustment to reflect  inventories at current market value
      -Adjustments to write-up real estate held for sale to fair market value -Adjustment to eliminate cost in excess of net assets acquired -Adjustments to eliminate accumulated depreciation and to write-down land, buildings,  and equipment to fair market value
      -Adjustments to  reflect liabilities at fair market value  including:  the reversal of unrecognized prior service costs and unrecognized gains and losses on the Company's pension and post-retirement benefit plans (see also Note G); the write-off of deferred rent liabilities due to lease amendments and terminations; and the elimination of insurance accruals covered by bank letters of credit
      -Adjustments to deferred and currently payable tax accounts to record the tax effect of all fresh-start reporting adjustments

     Fresh-start adjustments of $355.6 million ($312.1 million net of tax) are reflected as fresh-start revaluation charges in the accompanying 1997 statement of operations.

(c) To record the elimination of the Old Preferred Stock, Old Common Stock, and predecessor company additional paid-in-capital and accumulated deficit after reflecting the adjustments at (a) and (b) above.



Note D--Long-Term Debt

Long-term debt consisted of the following:

In thousands                             1998        1997
                                     ------------------------

1997 Credit Agreement, secured by
inventory, certain real estate,
and equipment,variable interest
rate, payablein varying amounts
through 2002                         $  251,458    $  317,133

Mortgage loan, secured by
certain real estate, variable
interest rate, payable in varying
amounts through 2004                     95,078       102,010

Note payable, secured by certain
real estate, variable interest rate,
payable in 2002                              --        13,000

Other senior debt, 11% to 12%,
payable in varying amounts
through 2004                              1,089         1,242
                                     -------------------------
                                        347,625       433,385
Less portion classified
as current liability                    (11,068)       (9,354)
                                     -------------------------
                                     $  336,557    $  424,031
                                     =========================

The 1997 Credit Agreement includes term loans of $283.1 million and a $150 million revolving credit facility with a $40 million letters-of-credit sublimit. At November 28, 1998, there were combined borrowings under the agreement of $251.5 million as well as outstanding standby letters of credit of $17.9 million and outstanding documentary letters of credit of $5.7 million. The Company had $94.4 million available for borrowing under this agreement at November 28, 1998. The term loans require annual principal payments of $10 million beginning September

15, 1998, with final maturity on November 30, 2002. The revolving credit facility matures on May 31, 2002. In addition, the Company will be required to repay borrowings under the 1997 Credit Agreement with proceeds of certain collateral sales and certain other transactions and with 65% of excess cash flow, as defined. The effect of these provisions is generally to require that substantially all cash flows not applied to the repayment of other indebtedness or permitted capital expenditures are to be applied to the repayment of borrowings under the 1997 Credit Agreement. The loans bear interest at fluctuating rates of either the alternate base rate (7.75% at November 28, 1998) plus 1-1/2% per annum or LIBOR (5.14% at November 28, 1998) plus 2-1/2% per annum. The 1997 Credit Agreement is secured by substantially all merchandise inventories, certain real estate including second priority liens on all real estate pledged to other creditors, and substantially all the equipment of the Company.

The 1997 Credit Agreement contains a number of covenants, including, but not limited to, minimum cash flow (defined as earnings before interest, taxes, depreciation, and amortization, "EBITDA"), a maximum debt to EBITDA ratio, and limitations on capital expenditures and capitalized leases. The Company is also prohibited from incurring additional indebtedness, with certain limited exceptions, and making dividend, redemption and certain other payments on its capital stock. The 1997 Credit Agreement also contains certain customary financial covenants and events of default for financing of this type, including a change of control covenant. Compliance with the minimum cash flow and the maximum debt to EBITDA covenants is determined on a rolling-four-quarter basis. On August 13, 1998, the Company amended its 1997 Credit Agreement to modify various covenants, including required minimum cash flow and maximum debt to EBITDA. For the fiscal year ended November 28, 1998, actual EBITDA was $46.6 million and the ratio of debt to EBITDA was 7.5 to 1. The Company was in compliance with all of its debt covenants as of November 28, 1998. The measurements for those covenants, as amended, over the remaining term of the 1997 Credit Agreement, are as follows:

 Fiscal Quarter      Minimum Cash Flow    Maximum Debt to
   Ending                 (EBITDA)            EBITDA
---------------      -----------------    ---------------

November 1998            44,600,000          9.0 to 1
February 1999            47,400,000          9.8 to 1
May 1999                 44,300,000         10.5 to 1
August 1999              44,900,000         10.2 to 1
November 1999            59,000,000          7.5 to 1
February 2000            78,800,000          5.6 to 1
May 2000                 87,000,000          4.9 to 1
August 2000              95,700,000          4.2 to 1
November 2000           101,000,000          3.7 to 1
February 2001           103,000,000          4.0 to 1
May 2001                106,200,000          3.9 to 1
August 2001             109,100,000          3.6 to 1
November 2001           113,400,000          3.3 to 1
February 2002           113,700,000          3.7 to 1
May 2002                113,100,000          3.7 to 1
August 2002             115,800,000          3.4 to 1

The Company's mortgage loan is secured by certain real estate having a net book value of approximately $218.9 million at November 28, 1998. The mortgage loan bears interest at LIBOR plus 4% per annum and interest is paid monthly. Annual principal payments of $4 million are required beginning December 2, 1998, with final maturity on December 2, 2004. Prepayments are required when collateral is sold and such prepayments have been applied as a credit toward the scheduled annual payments.

The early extinguishment of the Prior Credit Agreement and the prior mortgage loan, part of the Plan of Reorganization described at Note B, resulted in an extraordinary charge of approximately $5.0 million, net of tax, in the accompanying 1997 statement of operations.

On the Effective Date, in settlement of the secured portion of the claims arising from a lease agreement involving five store facilities, described at Note H, the Company issued a note for $16 million. The note contained prepayment provisions that allowed the Company to prepay the note by certain dates at various discounts. On February 26, 1998, the Company borrowed an additional $13 million under the mortgage loan and prepaid this note in full.

Scheduled maturities of long-term debt, including sinking fund requirements, are:

In thousands
                1999                $       11,068
                2000                        10,165
                2001                        10,185
                2002                       222,013
                2003                         4,232
                Thereafter                  89,962
                                    --------------
                                    $      347,625
                                    ==============



Note E--Stockholders' Equity

The Company has the authority to issue 50,000,000 shares of New Common Stock, $.01 par value. Each outstanding share of New Common Stock is entitled to one vote on each matter on which stockholders are entitled to vote. As discussed at Note B, the Company canceled existing shares of Old Preferred Stock and Old Common Stock and issued approximately 20,000,000 shares of New Common Stock on or about the Effective Date.

All classes of Old Common Stock were substantially identical except for voting rights. Shares of Non-Voting Class A Common Stock were convertible at the option of the holder, subject to certain restrictions, into a like number of shares of Voting Common Stock. During fiscal 1997, 2,250,000 outstanding shares of Non-Voting Class A Common Stock were converted into a like number of shares of Voting Common Stock under this right of conversion. As described at Note B, holders of Old Common Stock received approximately 2% of the shares of New Common Stock issued under the Plan.

The Old Preferred Stock was 100% owned by Masco Capital Corporation, an affiliate of one of the Company's suppliers. As described at Note B, holders of Old Preferred Stock received approximately 3% of the shares of New Common Stock issued under the Plan. The terms of the Old Preferred Stock provided for dividends at an annual rate of 8% until 2008 (at which time the rate increased) on a cumulative basis, whether or not declared. Each share of Preferred Stock was generally entitled to 5.9994 votes on all matters on which holders of Common Stock were entitled to vote.

The Payless Cashways 1998 Omnibus Incentive Plan (the "Incentive Plan") was established January 15, 1998, to attract and retain outstanding individuals in certain key positions. The Incentive Plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards and performance awards. There are 2,400,000 shares of Common Stock reserved for issuance under the Incentive Plan, subject to adjustment as provided by the Incentive Plan. The exercise price for any stock options will be at least 100% of the fair market value of the Common Stock at the date of grant.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. For options granted in fiscal 1998, the following assumptions were used to price the options: no dividend yield; expected volatility of 144 percent; risk-free interest rate of 5.04 percent; and an expected life of eight years. The weighted-average fair value of options granted during fiscal 1998 was $2.40 per share. The options granted to date vest ratably over four years.

The following is a summary of the Incentive Plan:

                                 1998 Omnibus Incentive Plan
                              --------------------------------
                                 Number       Weighted-Average
                                Of Shares      Exercise Price
                              --------------  ----------------
Fiscal Year 1998:              In thousands

    Options granted               2,360            $   2.49

    Options exercised                --                  --

    Options forfeited              (240)               3.13
                              --------------------------------

    Options outstanding at
      November 28, 1998           2,120            $   2.41
                              ================================

    Options exercisable at
      November 28, 1998              --            $     --
                              ================================

The following table summarizes information about stock options at November 28, 1998:

                                         Options Outstanding                                        Options Exercisable
                      -----------------------------------------------------------         ---------------------------------
                           Number           Weighted-Average                                   Number
     Range  of           Outstanding           Remaining        Weighted -Average            Exercisable   Weighted-Average
  Exercise Prices        at 11/28/98        Contractual Life     Exercise Price              at 11/28/98    Exercise Price
  ---------------     ----------------      ----------------    -----------------         ---------------- ----------------

   $0.875 -$2.938           810,000                9.74                 $1.49                     --               $--
   $2.969 -$3.031         1,310,000                9.21                 $2.98                     --               $--
   --------------     ----------------      ----------------    -----------------         ---------------- ----------------
   $0.875 -$3.031         2,120,000                9.41                 $2.41                     --               $--
   ==============     ================      ================    =================         ================ ================


As permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company applies APB No. 25 and related interpretations in accounting for the Incentive Plan. However, pro forma disclosure, as if the Company adopted the fair-value-based method of measurement for stock-based compensation plans under SFAS 123, is presented below.

Had compensation cost for the Company's grants for stock-based compensation plans been determined using the fair value method under SFAS 123, the Company's pro forma net loss, and net loss per common share for fiscal 1998 would approximate the amounts below (in thousands, except per share data):

                                      Fiscal Year Ended
                                      November 28, 1998
                                -----------------------------
                                As Reported         Pro Forma
                                ------------       ----------

Net loss                         $ (22,367)        $ (22,896)
Net loss per common share        $   (1.12)        $  (1.14)

Prior to the Plan of Reorganization, the Company had adopted a deferred compensation plan (the "Director Deferred Comp Plan") and an option plan (the "Director Option Plan") for the benefit of non-employee directors. The Director Deferred Comp Plan was terminated effective as of the Petition Date and options outstanding and unexercised under the Director Option Plan were canceled on the Effective Date.

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



Note F-Income Taxes

For the year ended November 28, 1998, an income tax benefit of $13.2 million was recorded. The Company has federal net operating loss carryforwards totaling $74.5 million which expire through fiscal 2015 and federal tax credit carry-forwards totaling $17.3 million which begin to expire in fiscal 2006 and expire over an indefinite period. The Company believes, based upon future earnings coupled with recognition of existing taxable temporary differences, that it is more likely than not, that the Company will be able to utilize tax benefits accumulated through November 28, 1998, in future periods.

Income taxes for the year ended November 29, 1997, were allocated to loss before extraordinary items, and to extraordinary items related to the discharge of debt pursuant to the consummation of the Plan and for the early extinguishment of debt; see Note D. The income tax benefit allocated to the loss before extraordinary items was $90.4 million; the income tax expense allocated to the extraordinary items was $91.8 million. Included in the income tax benefit allocated to the loss before extraordinary items are income tax benefits of $43.5 million resulting from the fresh-start revaluation; see Note C. The income tax expense allocated to the extraordinary items of

$91.8 million was comprised of $2.5 million current tax benefit related to the early extinguishment of debt and $94.3 million tax expense related to the discharge of debt which resulted in deferred tax balance changes from the write-down of the tax basis of fixed assets in accordance with the Internal Revenue Code of 1986, as amended.

For the year ended November 30, 1996, an income tax benefit of $30.7 million was recorded. On August 20, 1996, the Small Business Job Protection Act of 1996 was signed into law. Certain provisions of this Act clarify the Tax Reform Act of 1986 and make retroactively tax deductible certain costs and expenses previously recorded by the Company without any related tax benefit. In addition, the Company settled with the Internal Revenue Service regarding several tax issues. As a result, the Company recorded a tax benefit of $23.7 million and related interest income of $4.9 million ($2.9 million after tax) in the third quarter of 1996. This tax benefit includes recoverable income taxes of $10.0 million and non-cash tax benefits of $13.7 million. A debit of $24,000 to additional paid-in capital reflected the tax effect of excess expense recognized for financial reporting purposes over the tax deduction for employee stock options.

Income  tax  expense   (benefit)   attributable  to  the  income  (loss)  before
extraordinary items consisted of the following:

In thousands
                   1998           1997          1996
               ---------------------------------------

Currently receivable

     Federal   $     (959)  $   (17,169)   $  (18,901)
     State         (1,252)       (1,000)          469
               ---------------------------------------
                   (2,211)      (18,169)      (18,432)

Deferred

     Federal   $  (10,124)  $   (63,129)   $  (11,534)
     State           (883)       (9,108)         (736)
               ---------------------------------------
                  (11,007)      (72,237)      (12,270)
               ---------------------------------------
               $  (13,218)  $   (90,406)   $  (30,702)
               =======================================

The differences between actual income tax expense and the amount computed by applying the statutory federal income tax rate to the loss before income taxes and extraordinary items were as follows:

                                 1998     1997      1996
                                ---------------------------

Federal statutory rate          (35.0)%  (35.0)%    (35.0)%
State income taxes,
     net of federal tax benefit  (3.9)    (2.0)      (1.5)
Amortization and write-off
     of goodwill                   --     20.1       22.7
Benefit from new law and
     tax settlements               --     (1.8)     (47.6)
Permanent tax differences         0.5      0.7        0.4
Difference between statutory
     and carry-back tax rates      --      0.3        --
Other                             1.3        --      (0.7)
                                ---------------------------
                                (37.1)%  (17.7)%    (61.7)%
                                ===========================

The tax effects of temporary differences and tax credits that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

In thousands                                                                           1998                       1997
                                                                                    -------------------------------------

Deferred tax assets:
     Tax credit and net operating loss carry-forwards                               $   47,097                $   30,981
     Insurance reserves                                                                  7,990                    10,322
     Retirement, deferred compensation, restricted stock
       and stock option plans                                                            9,719                     8,651
     Post-retirement benefits                                                            7,069                     6,656
     Vacation reserves                                                                   3,764                     3,968
     Reserves for bad debts                                                              2,155                     2,800
     Lease liability                                                                     1,366                     2,615
     Other                                                                               7,978                     8,971
                                                                                    -------------------------------------

                                           Total deferred tax assets                    87,138                    74,964
                                           Less valuation allowance                      7,981                     7,981
                                                                                    -------------------------------------
                                           Net deferred tax assets                      79,157                    66,983
                                                                                    -------------------------------------

Deferred tax liabilities:
     Land, buildings and equipment                                                     (96,637)                  (90,835)
     Inventory basis difference                                                        (19,100)                  (19,441)
     Other                                                                              (2,536)                   (6,830)
                                                                                    -------------------------------------
                                           Total deferred tax liabilities             (118,273)                 (117,106)
                                                                                    -------------------------------------
                                           Net deferred tax liability               $  (39,116)               $  (50,123)
                                                                                    =====================================



Note G--Pension and Other Postretirement Benefit Plans

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

Effective July 21, 1997, the Company terminated a supplemental pension plan covering certain of its officers. The plan was an unfunded, non-contributory defined benefit pension plan. Benefits under the plan were based on years of service, age and the employees' average compensation. The supplemental pension plan was terminated as part of the Plan of Reorganization. Net pension costs for the supplemental pension plan were $0.9 million in 1997 and $1.3 million in 1996.

A curtailment gain of $0.2 million and $37,000 was recorded in the year ended November 29, 1997, for pension benefits and other benefits, respectively. These gains were recorded as a result of the closing of 29 stores and are included in special charges in the accompanying 1997 statements of operations; see Note K. The Company wrote off $15.9 million and recognized a $531,000 gain for pension benefits and other benefits, respectively, related to the write-off of unrecognized prior service cost and unrecognized net loss from past experience different from that assumed as part of the fresh-start revaluation in the accompanying 1997 statement of operations; see Note C.

At November 29, 1997, an additional minimum liability of $1.6 million was recorded to reflect the excess of the unfunded accumulated benefit obligation over accrued pension costs. This amount, along with a corresponding asset of $0.3 million and a charge to additional paid-in-capital of $1.3 million were eliminated in applying fresh-start reporting; see Note C.

The Company has certain unfunded post-retirement defined benefit plans that provide health and life insurance benefits for retirees and eligible dependents. The health plan is contributory and contains cost-sharing features such as deductibles and coinsurance.

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

                                                                     Pension Benefits                   Other Benefits
                                                              --------------------------         --------------------------
In thousands                                                       1998         1997                  1998         1997
                                                              --------------------------         --------------------------
      Change in Benefit Obligation
Benefit obligation at beginning of year                          $  76,693    $  57,098             $  16,689     $ 13,968
Service cost-benefits earned during the period                       4,915        4,190                   701          636
Interest cost                                                        5,254        4,256                 1,134        1,019
Plan participants' contributions                                        --           --                   166           90
Curtailments                                                            --         (958)                   --         (690)
Fresh-start accounting adjustment                                       --          295                    --           86
Actuarial (gain) loss                                                  804       17,182                  (289)       2,334
Benefits paid                                                       (5,868)      (5,370)                 (970)        (754)
                                                              --------------------------         --------------------------
Benefit obligation at end of year                                   81,798       76,693                17,431       16,689
                                                              --------------------------         --------------------------

      Change in Plan Assets
Fair value of plan assets at beginning of year                      54,260       48,993                    --           --
Actual return on plan assets                                         1,540        7,042                    --           --
Employer contributions                                               3,814        3,458                    --           --
Plan participants' contributions                                        --           --                    --           --
Fresh-start accounting adjustment                                       --          137                    --           --
Benefits paid                                                       (5,868)      (5,370)                   --           --
                                                              --------------------------         --------------------------
Fair value of plan assets at end of year                            53,746       54,260                    --           --
                                                              --------------------------         --------------------------

Funded status                                                      (28,052)     (22,433)              (17,431)     (16,689)
Unrecognized net actuarial (gain) loss                               3,754           --                  (289)          --
Unrecognized prior service cost                                         --           --                    --           --
                                                              --------------------------         --------------------------
Accrued benefit cost included in other accrued expenses
      and/or non-current liabilities                             $ (24,298)   $ (22,433)            $ (17,720)    $(16,689)
                                                              ==========================         ==========================


In fiscal 1998, 1997, and 1996, the health-care cost trend rate was assumed to decrease gradually to 5.9% by the year 2001 and remain at that level thereafter. The effect of a 1.0% annual increase in these assumed health-care cost trend rates would increase the November 28, 1998, accumulated post-retirement benefit obligation by $954,000 and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the fiscal year ended November 28, 1998, by $62,000. The effect of a 1.0% annual decrease in these assumed health-care cost trend rates would decrease the November 28, 1998, accumulated post-retirement benefit obligation by $822,000 and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the fiscal year ended November 28, 1998, by $57,000.

The accumulated benefit obligation was $68.4 million and $62.4 million at November 28, 1998, and November 29, 1997, respectively.

Components of Net Periodic Benefit Cost
In thousands                                         Pension Benefits                            Other Benefits
                                     -----------------------------------------    ----------------------------------------
                                          1998          1997           1996            1998           1997           1996
                                     -----------------------------------------    ----------------------------------------
Service cost - benefits earned
 during the period                      $ 4,915      $ 4,190       $  4,548           $   701         $  636      $   642
Interest cost                             5,254        4,256          3,983             1,134          1,019        1,084
Expected return on plan assets           (4,490)      (4,139)        (8,167)               --             --           --
Amortization of prior service cost           --          119          5,074                --             37           47
Amortization of unrecognized loss            --           --             --                --            (99)          --
                                     ------------------------------------------   -----------------------------------------
Net periodic post-retirement
 benefit cost                           $ 5,679      $ 4,426       $  5,438           $ 1,835         $1,593      $ 1,773
                                     ==========================================   =========================================

Weighted Average Assumptions
In thousands                                         Pension Benefits                                Other Benefits
                                     --------------------------------------------    -----------------------------------------
                                          1998          1997           1996                1998           1997           1996
                                     --------------------------------------------    -----------------------------------------

Discount rate                             6.75%        7.00%           7.50%              6.75%          7.00%           7.50%
Expect return on plan assets              8.50%        8.50%           8.50%                --%            --%             --%
Rate of increase in future
 compensation levels                      5.00%        6.00%           5.00%                --%            --%             --%
Healthcare cost trend rate                  --%          --%             --%              6.70%          7.10%           7.60%



In addition, the Company has sponsored several defined contribution plans. Under the Payless Cashways, Inc. Employee Savings Plan, which covers substantially all employees, the Company contributed an amount equal to a percentage of the amount contributed by employees into the plan. The aggregate contributions to all defined contribution plans were $2.1 million, $2.8 million, and $3.1 million in 1998, 1997, and 1996, respectively.



Note H--Leases

The Company  leases  certain stores and other  facilities  under  non-cancelable operating leases. Aggregate minimum future rentals under non-cancelable operating leases for the next five years are: 1999 -- $14,884,000; 2000 -- $12,872,000; 2001 -- $11,071,000; 2002 -- $7,995,000; 2003 -- $4,752,000;
thereafter -- $15,020,000. Rental expense under operating leases was $20.8 million, $29.3 million and $30.6 million for 1998, 1997, and 1996, respectively.

On December 31, 1998, the Company entered into an agreement to purchase ten locations previously under operating lease agreements. The $14.4 million purchase is expected to be completed during the first half of fiscal 1999. Aggregate minimum future rentals for these stores have been included above through January 31, 1999, in accordance with the terms of the agreement.

During 1995, the Company entered into an agreement providing for the operating lease of five stores, including a new store that opened in 1997. Under the Plan of Reorganization, the Company acquired three of the stores and issued a note payable to the lessor as described at Note D.

Rental payments under this lease varied with the level of interest rates. To reduce the impact of changes in the interest rates related to this lease, the Company, during 1995, entered into an interest rate swap agreement under which it pays a 6-9/16% fixed rate of interest quarterly through December 1, 1999, in exchange for quarterly receipt of LIBOR on $36 million. The Company's liability with respect to the remaining term of this interest rate swap agreement, estimated to be $0.4 million and $0.7 million at November 28, 1998, and November 29, 1997, respectively, was accrued in fresh-start accounting.

Note I--Reorganization Items

In connection with its Chapter 11 filing on July 21, 1997, discussed at Note B, reorganization items of $25.5 million are reflected in the 1997 statement of operations. Reorganization items for this period consisted of professional fees and case administrative expenses of $17.6 million, the write-off of deferred financing costs of $2.5 million, retention bonuses of $5.7 million, and interest income of $0.3 million.



Note J--Asset Impairment Charges

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

The Company adopted SFAS 121 in 1996. Primarily because the environment for building materials retailing has continued to be increasingly competitive, the Company first conducted its review in the third quarter of 1996 and determined certain assets were impaired. In the third quarter of 1997, the Company again conducted a review of underperforming stores and determined that certain additional assets were impaired, including assets related to twenty-nine stores which the Company determined to close (see Note K). These assets included certain real estate, including future store lease obligations, and associated goodwill which is attributable to those assets and which was established in 1988 as part of the Company's leveraged buyout.

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



Note K--Special Charges

The Company recorded special charges of $5.6 million ($3.4 million after tax) in the first quarter of fiscal 1998 for severance costs related to the elimination of staff at the Company's home office and regional administrative centers. Special charges of $0.8 million ($0.5 million after tax) and $1.0 million ($0.6 million after tax) were recorded in the third and fourth quarters of fiscal 1998, respectively, in connection with the closing of three and five underperforming stores, respectively. These are primarily cash charges. One of the eight stores was closed at November 28, 1998, and the other seven will close during the first half of fiscal 1999. In connection with these same store closings, the Company recorded inventory write-downs of $1.3 million ($0.8 million after tax) and $3.1 million ($2.0 million after tax) in cost of merchandise sold during the third and fourth quarters of fiscal 1998, respectively.

Historical financial data for the closing of the 8 stores is as follows for the fiscal years presented:

In thousands                    1998       1997       1996
                            ---------------------------------

Net sales                    $  60,103  $  67,809  $  76,872
Net operating income (loss)  $  (4,027) $    (114) $   2,801


The fiscal 1998 special charge includes:

                                                                  Amount                  Amount
                                                                  Charged            Utilized Through           Reserve at
       In millions                                                 1998                Nov. 28, 1998           Nov. 28, 1998
                                                              --------------------------------------------------------------
       Real estate disposal costs                              $       0.7              $       0.1            $      0.6
       Severance costs                                                 5.6                      5.6                    --
       Other costs                                                     1.1                       --                   1.1
                                                              --------------------------------------------------------------
                                                               $       7.4              $       5.7            $      1.7
                                                              ==============================================================

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

Historical financial data for the closing of the 29 stores is as follows for the fiscal years presented:

In thousands                       1997         1996
                             --------------------------

Net sales                      $  209,898    $  328,541
Net operating income (loss)    $   (9,153)   $    5,990


The fiscal 1997 special charge includes:

                                                        Amount            Amount            Reclass From
                                                        Charged       Utilized Through       1995 & 1996     Reserve at
       In millions                                       1997          Nov. 28, 1998           Reserve       Nov. 28, 1998
                                                    ----------------------------------------------------------------------
       Real estate disposal costs                    $       6.8         $      7.5          $     3.4         $      2.7
       Severance costs                                       6.3                6.3                  --                --
                                                    ---------------------------------------------------------------------
                                                     $      13.1         $     13.8          $     3.4         $      2.7
                                                    =====================================================================


A special charge of $8.2 million ($5.0 million after tax), primarily a cash charge, was recorded in the third quarter of fiscal 1996 in connection with the closing of nine under-performing stores. Eight of the nine stores were closed at November 30, 1996, and the remaining store was closed in fiscal 1997. The Company also recorded an inventory write-down of $5.8 million ($3.5 million after tax), included in cost of merchandise sold, in connection with the store closings.


Historical financial data for the closing of the nine stores is as follows for the fiscal years presented:

In thousands                   1996
                           -----------
Net sales                   $  63,088
Net operating  loss         $  (7,636)


The fiscal 1996 special charge includes:

                                                                                              Discharge of
                                       Amount           Amount               Reclass          Indebtedness
                                       Charged     Utilized Through       1996 Reserve       in Fresh-Start      Reserve at
       In millions                      1996         Nov. 28, 1998       to 1997 Reserve       Accounting     Nov. 28, 1998
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
                                    =======================================================================================

Note L--Litigation

The Company is a defendant in a lawsuit brought in connection with a reduction in force pursuant to a January 1994 restructuring. The suit asserted a variety of claims including federal and state securities fraud claims, alleged violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), federal and state claims of age discrimination, alleged violations of the Employment Retirement Income Security Act of 1974, and various state law claims including, but not limited to, fraudulent misrepresentation allegations. A ruling has been entered on the Company's motion to dismiss the majority of pending claims, substantially narrowing plaintiffs' legal claims by dismissing some age discrimination counts, all federal securities counts and RICO counts except one each, and all state law counts related to an alleged partnership. The plaintiffs' motion for class certification has been denied on all claims except the age discrimination claims. The court granted the plaintiffs' motion for class certification of certain age discrimination claims. As a result of this ruling, eight additional individuals chose to participate in the age claims asserted in this suit. Each of the parties has conducted discovery pursuant to the court's scheduling order and discovery plan. The lawsuit was formally stayed pursuant to the automatic stay issued by the Bankruptcy Court following the voluntary Chapter 11 reorganization filing on July 21, 1997. During the Chapter 11 reorganization, plaintiffs timely filed proofs of claim, including a purported claim on behalf of the potential Age Discrimination in Employment Act opt-in class, for an aggregate of $37 million, which was limited by the Bankruptcy Court to a maximum of $22 million. The case has been returned to the United States District Court for the Southern District of Iowa for resolution with mediation scheduled for April 1999 and a trial date currently set for July 1999. Any recovery for the plaintiffs against the Company would be treated as a general unsecured claim entitling the plaintiffs to their pro rata share of 8,269,329 shares of New Common Stock reserved for such claims.

The Company denies any and all claimed liability and is vigorously defending this litigation, but is unable to estimate a potential range of monetary exposure, if any, to the Company or to predict the likely outcome of this matter.


--------------------------------------------------------------------------------
                           [KPMG LLP Letterhead]


INDEPENDENT AUDITORS' REPORT


The Board of Directors
Payless Cashways, Inc.:

We have audited the accompanying balance sheets of Payless Cashways, Inc. as of November 28, 1998 and November 29, 1997 and the related statements of operations, stockholders' equity, and cash flows for each of the fiscal years in the three-year period ended November 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payless Cashways, Inc. as of November 28, 1998 and November 29, 1997 and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended November 28, 1998, in conformity with generally accepted accounting principles.

As discussed in Note B to the financial statements, the financial statements reflect the application of fresh-start reporting as of November 29, 1997 and, therefore, are not comparable in all respects to the financial statements for periods prior to such date. As discussed in Note J to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in fiscal 1996.


                                                      /s/ KPMG  LLP

Kansas City, Missouri
January 15, 1999

Payless Cashways, Inc.

FIVE-YEAR FINANCIAL SUMMARY
                                                  Reorganized         |
                                                    Company           |                Predecessor Company
                                          ----------------------------|------------------------------------------------------------
In thousands, except per share                                        |
amounts, percentages and ratios                1998           1997    |     1997            1996           1995             1994
----------------------------------------------------------------------|------------------------------------------------------------
                                                                      |
Net sales and other income (a)           $   1,909,860    $       N/A |  $2,290,215    $ 2,650,905     $ 2,685,670     $ 2,733,182
Cost of merchandise sold                     1,420,787            N/A |   1,676,658      1,906,734       1,912,620       1,918,674
Selling, general and administrative            446,936            N/A |     558,817        615,466         619,589         594,024
Reorganization items (b)                            --            N/A |      25,455             --              --              --
Fresh-start revaluation (b)                         --            N/A |     355,559             --              --              --
Special charges (c)                              7,421            N/A |      13,056          8,184         153,667              --
Asset impairment charges (d)                        --            N/A |      60,483         59,967              --              --
Depreciation and amortization                   33,139            N/A |      51,110         55,016          60,356          58,692
Interest expense                                37,162            N/A |      61,251         60,488          61,067          65,571
Interest income (e)                                 --            N/A |          --          4,900              --              --
                                         -----------------------------|------------------------------------------------------------
Income (loss) before income taxes              (35,585)           N/A |    (512,174)       (49,780)       (121,629)         96,221
Federal and state income taxes (e)             (13,218)           N/A |     (90,406)       (30,702)         (4,911)         41,808
                                         -----------------------------|------------------------------------------------------------
Income (loss) before equity in loss of                                |
   joint venture and extraordinary item             --            N/A |    (421,768)       (19,078)       (116,718)         54,413
Equity in loss of joint venture (f)                 --            N/A |          --             --         (11,831)         (2,281)
Extraordinary item (g)                              --            N/A |     133,176             --              --          (7,243)
                                         -----------------------------|------------------------------------------------------------
Net income (loss)                              (22,367)   $       N/A |  $ (288,592)   $   (19,078)    $  (128,549)    $    44,889
                                         =============================|============================================================
                                                                      |
Current ratio                                      2.08          2.15 |         N/A            1.41           1.29            1.45
Working capital                          $     196,184    $   258,405 |         N/A    $   131,004     $    98,400     $   139,128
Total assets                             $     748,354    $   911,341 |         N/A    $ 1,293,118     $ 1,344,436     $ 1,495,882
Long-term debt                           $     336,557    $   424,031 |         N/A    $   618,667     $   608,627     $   654,131
Stockholders' equity                     $     161,433    $   183,800 |         N/A    $   289,731     $   308,163     $   435,865
Capital expenditures                     $      23,349    $       N/A |  $   62,940    $    41,670     $    67,281     $    81,906
Income from operations before interest,                               |
   depreciation and amortization (h)     $      46,577    $       N/A |  $   65,433    $   134,552     $   153,461     $   220,484

(a) Net sales and other income include gains of $2.3 million in 1996 related to settlements of 1995 fire losses and gains of $5.9 million in 1994 related to settlements of 1993 flood losses.

(b) In connection with its Chapter 11 filing on July 21, 1997, discussed at Note B, the Company recorded reorganization items in 1997. The Company also adopted fresh-start accounting, discussed at Note C, as of November 29, 1997, as a result of its emergence from bankruptcy under its plan of reorganization effective date, December 2, 1997.

(c) In 1998, special charges consisted of costs associated with the elimination of staff at the Company's headquarters and regional administration centers and the closing of eight stores. Special charges for 1997 and 1996 consisted of costs associated with the closing of 29 stores and nine stores, respectively. Special charges for 1995 consisted of restructure costs associated with the closing of six stores, the sale of a distribution center and the reorientation of several stores to concentrate on the professional customer.

(d) Asset impairment charges for 1997 and 1996 consist of a reduction of goodwill and certain real estate carrying values, net of amounts estimated to be recoverable, and the recording of a liability for future store lease payments. The Company adopted SFAS 121 in 1996.

(e) During 1996, the Company recorded a federal income tax benefit of $23.7 million and related interest income of $4.9 million pursuant to legislation and a settlement with the Internal Revenue Service.

(f) During 1995, the Company recorded an $8.0 million loss on the sale of its Mexican joint venture investment.

(g) During 1997, the Company recorded a $5.0 million charge, after tax, related to the early extinguishment of debt and a $138.2 million extraordinary gain, after tax, related to debts discharged in its Chapter 11 reorganization. During 1994, the extraordinary items also represent losses on early extinguishment of debt.

(h) Income from operations before interest, depreciation and amortization is utilized by the Company as a measure for managing cash flow in its day-to-day operations. The amounts are before the reorganization items, fresh-start revaluation, special charges and asset impairment charges. Inventory write-downs in 1998, 1997 and 1996 of $4.4 million, $10.7 million and $5.8 million, respectively, related to the closing of eight, 29 and nine underperforming stores, respectively, are also excluded.

Payless Cashways, Inc.

FIVE-YEAR OPERATIONAL SUMMARY
                                                Reorganized |
Average sales per facility, number                Company   |                           Predecessor Company
of customers, gross square feet and            -------------|-------------------------------------------------------------------
retail square feet are in thousands                 1998    |        1997           1996 (a)            1995             1994
------------------------------------------------------------|-------------------------------------------------------------------
                                                            |
                                                            |
Number of retail facilities                            161  |           164               192              206               202
Average same-store sales per facility           $   11,711  |    $   12,600        $   13,107       $   13,114        $   13,716
Number of customers                                 42,741  |        50,743            56,736           59,685            60,812
Average sales per customer                      $    44.61  |    $    45.04        $    45.81       $    44.91        $    44.77
Number of employees                                 10,930  |        12,782            16,664           18,122            18,406
Average sales per employee                      $  171,316  |    $  162,099        $  152,228       $  147,894        $  147,778
Gross square feet (total)                           14,491  |        15,550            17,578           19,453            18,730
Retail square feet (inside)                          5,251  |         5,334             6,209            6,740             6,468
Sales per retail square foot                    $   356.59  |    $   388.44        $   408.56       $   397.65        $   420.53
Percent increase (decrease) in same-                        |
  store sales                                       (7.3)%  |        (6.6)%            (2.5)%           (4.5)%              3.3%

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

The financial statements have been audited by KPMG LLP, independent auditors. Their responsibility is to audit the Company's financial statements in accordance with generally accepted auditing standards and to express their opinion on these statements with respect to fairness of presentation of the Company's financial position, results of operations and cash flows.

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


/s/ Millard E. Barron                    /s/ Richard G. Luse

Millard E. Barron                        Richard G. Luse
President and Chief Executive Officer    Senior Vice President-Finance and
                                         Chief Financial Officer

Payless Cashways, Inc.

DISTRIBUTION CENTERS

Chandler, Arizona

Sacramento, California

Denver, Colorado

Indianapolis, Indiana

Kansas City, Missouri

Sedalia, Missouri

Lake Dallas, Texas



STORE LOCATIONS


Arizona
Phoenix 4, Tucson 3

California
Bakersfield 2, Fresno 2, Modesto 1,
Redding 1, Sacramento 6, Visalia 1

Colorado
Boulder 1, Colorado Springs 3,
Denver 13, Greeley 1

Illinois
Quincy 1, Silvis 1, Springfield 1

Indiana
Anderson 1, Bloomington 1, Indianapolis 5, Kokomo 1,
Lafayette 1, Muncie 1

Iowa
Altoona 1, Cedar Rapids 1, Coralville 1, Davenport 2,
Des Moines 2, Fort Dodge 1, Sioux City 1, Waterloo 1

Kansas
Elwood 1, Kansas City 5, Lawrence 1, Salina 1, Topeka 1,
Wichita 2

Kentucky
Florence 1, Lexington 1, Louisville 3

Minnesota
Minneapolis/St. Paul 8

Missouri
Columbia 1, Kansas City 5,
Springfield 1, St. Joseph 1

Nebraska
Lincoln 2, Omaha 2

Nevada
Las Vegas 4, Reno 1, Sparks 1

New Mexico
Albuquerque 1, Santa Fe 1

Ohio
Dayton 2, Cincinnati 6, Findlay 1,
Huber Heights 1, Lima 1, Springfield 1

Oklahoma
Norman 1, Oklahoma City 2, Tulsa 2

Oregon
Eugene 1, Salem 1

Tennessee
Memphis 3

Texas
Abilene 1, Amarillo 1, Austin 3,
College Station 1, Conroe 1,
Dallas/Ft. Worth 13, Longview 1,
Lubbock 2, Sherman 1, Texarkana 1,
Tyler 1, Waco 1

Payless Cashways, Inc.

STOCKHOLDER INFORMATION


As of the July 21, 1997, Chapter 11 filing date, Payless Cashways' Old Common Stock ceased trading on the New York Stock Exchange (ticker symbol PCS), was subsequently delisted and began trading over-the-counter (ticker symbol PYLSQ). On December 2, 1997, the Effective Date for the Company's Plan of Reorganization, the Company canceled Old Common Stock and Old Preferred Stock and began issuing shares of New Common Stock (ticker symbol PCSH) which is trading on the over-the-counter bulletin board. Therefore, the required information presented below with respect to the Old Common Stock for fiscal 1997 is not meaningful and has not been converted to the current trading price of the New Common Stock. The number of registered holders of the Company's New Common Stock at November 28, 1998, was 4,636. No cash dividends have been declared on either Old or New Common Stock since 1988. Certain of the Company's debt instruments contain restrictions on the declaration and payment of dividends on, or the making of any distribution to the holders of, or the acquisition of, any shares of Common Stock.


                                  New Common Stock          Old Common Stock
                                        1998                      1997
----------------------------- ------------------------- ------------------------
 Price range of Common Stock      High          Low         High         Low
----------------------------- ------------ ------------ ------------ -----------

        First quarter            3.875         1.000        2.500       1.125

        Second quarter           5.250         2.531        2.125       1.375

        Third quarter            3.188         1.125        1.750       0.130

        Fourth quarter           1.938         0.781        0.360       0.053



Copies of the Payless Cashways, Inc. Form 10-K for fiscal 1998, filed with the Securities and Exchange Commission, are available without charge. To obtain a copy, please write to:

                               Payless Cashways, Inc.
                                 Investor Relations
                                   P.O. Box 419466
                             Kansas City, MO 64141-0466
                          (Web site: payless.cashways.com)


Annual Meeting - April 21, 1999, 10:00 a.m.    Independent Auditors
Kansas City Marriott Downtown                  KPMG LLP
200 West 12th Street                           Kansas City, MO
Kansas City, MO

Registrar and Transfer Agent                   Telephone Number of
UMB Bank, n.a.                                 Payless Cashways, Inc. is
Kansas City, MO                                (816) 234-6000
(816) 860-7786